          Filed pursuant to Rule 424(b)(3) Registration No. 333-68805


                               IDT HOLDINGS, INC.
                         1150 Bayhill Drive, Suite 215,
                          San Bruno, California 94066

                               ----------------

                        SOLICITATION OF WRITTEN CONSENTS

                               ----------------

TO THE STOCKHOLDERS OF IDT HOLDINGS, INC.:

   The Board of Directors of IDT Holdings, Inc. ("IDT") is soliciting your written consent to approve and adopt the Agreement and Plan of Reorganization and Merger, dated as of November 14, 1998, as amended on December 11, 1998, February 3, 1999 and March 16, 1999, by and among Identix Incorporated ("Identix"), IDT, and ID Acquisition Corp., a wholly owned subsidiary of Identix, and to approve the merger of the subsidiary with and into IDT.

   As a result of the merger, IDT would be the surviving corporation and become a wholly owned subsidiary of Identix. Each IDT stockholder will receive approximately 1.067 shares of Identix common stock in the merger for each share of IDT common stock the stockholder holds. The exact exchange ratio cannot be determined until the closing of the merger, but will be equal to 5,050,000 divided by the number of shares of IDT capital stock outstanding at the closing, assuming the exercise of all IDT stock options and warrants.

   Only the holders of record of IDT common stock as of the close of business on the record date, April 9, 1999, are entitled to approve the adoption of the merger agreement and the proposed merger. The approval of the merger agreement and the merger requires the affirmative consent of the holders of a majority of the shares of IDT common stock outstanding on the record date.

   IDT will be holding an informational meeting regarding the merger for the IDT stockholders at its offices, located at 1150 Bayhill Drive, Suite 215, San Bruno, California 94066, on April 26, 1999 at 10:00 a.m.

    Your consent is very important. Please complete, sign and date your written consent and return it promptly in the enclosed postage-prepaid envelope. Failure to return a properly executed written consent will generally have the same effect as a vote against the adoption of the merger agreement.

                                          By Order of the Board of Directors,

                                          Oscar Pieper
                                          President

San Bruno, California
April 19, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      IDT HOLDINGS, INC.                          IDENTIX INCORPORATED


    INFORMATION STATEMENT                              PROSPECTUS
                                                      Common Stock
                                                     $.01 par value

   The boards of directors of IDT Holdings, Inc. and Identix Incorporated have approved the acquisition of IDT by Identix.

   As a result of the merger, IDT security holders will be entitled to receive a total of 5,050,000 shares of Identix common stock, either in the merger or upon the exercise of IDT options and warrants assumed by Identix in the merger. Immediately after the merger, IDT security holders will own approximately 16.56% of the outstanding Identix common stock, assuming the exercise of all outstanding IDT options and warrants assumed by Identix in the merger.

   Each IDT stockholder will receive approximately 1.067 shares of Identix common stock in the merger for each share of IDT common stock the stockholder holds. The IDT stockholders will not know, at the time of consent, the exact number of shares to be received by them in the merger.

   IDT stockholders will not immediately receive and be able to sell all of the Identix shares issuable in the merger. Shortly after the closing, each IDT stockholder will receive 90% of the shares issuable to the stockholder in the merger. The remaining 10% of the shares will automatically be placed in escrow for a one-year period. Those escrowed shares may be returned to Identix to the extent that Identix successfully makes a claim after the closing for damages or expenses as a result of breaches or misrepresentations by IDT relating to the merger agreement or this prospectus. Holders of shares released from escrow will be prohibited from selling those shares until fifteen months after closing. In addition to the 10% placed in escrow, any IDT stockholder owning more than 1,000 IDT shares immediately prior to the merger will be prohibited from selling at least 40% of the Identix shares received by the stockholder in the merger for a period of fifteen months from closing.

   It is expected that IDT stockholders will not be taxed solely as a result of the exchange of Identix common stock for IDT common stock in the merger, except to the extent they receive cash for fractional shares. See "Material Federal Income Tax Consequences" beginning on page 30 for a discussion of the limitations on that conclusion and the assumptions on which it is based.

   The merger cannot be completed unless IDT stockholders approve it. IDT is hereby soliciting stockholder approval by written consent. Stockholder approval of the merger is assured because Identix has received the agreement of persons holding at least a majority of IDT common stock to vote their IDT shares in favor of the merger. However, your consent is still very important. Please take the time to vote by completing and mailing the enclosed written consent to us.

   The IDT board of directors has scheduled the following informational meeting for IDT stockholders regarding the merger:

                                 April 26, 1999

                                   10:00 a.m.

           1150 Bayhill Drive, Suite 215, San Bruno, California 94066


   The merger involves certain risks to IDT stockholders. See "Risk Factors," beginning on page 13.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 Prospectus dated April 19, 1999, first mailed to IDT stockholders on April 19,
                                     1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................   1
  The companies............................................................   1
  IDT's reasons for the merger.............................................   1
  The merger...............................................................   1
  What IDT stockholders will receive in the merger.........................   1
  What IDT option holders will receive in the merger.......................   2
  Ownership of Identix following the merger................................   2
  Escrow of Identix shares in case Identix incurs damages or expenses......   2
  Fifteen-month resale restriction.........................................   2
  Solicitation of written consent..........................................   2
  The informational meeting................................................   2
  IDT's recommendation to IDT stockholders.................................   3
  Record date; voting power................................................   3
  Votes required...........................................................   3
  Voting Agreement.........................................................   3
  Appraisal rights.........................................................   3
  Federal income tax consequences..........................................   3
  Listing of Identix common stock..........................................   3
  Interests of IDT officers and directors in the merger....................   3
  Conditions to the merger.................................................   4
  Termination of the merger agreement......................................   4
  Accounting treatment.....................................................   4
  Regulatory approvals.....................................................   5
  Operations following the merger..........................................   5
  Identicator, Inc.........................................................   5

Recent Developments: Identix Preliminary Third Quarter Results.............   5

Selected Historical Financial Data and Comparative Per Share Data..........   6

Market Price and Dividend Information......................................  11

Special Note Regarding Forward-Looking Statements..........................  12

Risk Factors...............................................................  13
  Risks Relating to the Merger.............................................  13
  Risks Relating to Business of Identix and Identicator Technology.........  14

IDT Stockholder Approval of the Merger.....................................  23
  Informational Meeting....................................................  23
  Matter to be Acted Upon By Written Consent...............................  23
  Record Date..............................................................  23
  Votes Required...........................................................  23
  Revocation of Written Consent............................................  24
  Solicitation of Consents and Expenses....................................  24

The Merger.................................................................  25
  Background of the Merger.................................................  25
  IDT's Reasons for the Merger; Recommendation of the IDT Board............  26
  Identix's Reasons for the Merger.........................................  28
  Actions Preceding the Merger.............................................  29
  Operations Following the Merger..........................................  29

                                                                          Page
                                                                          ----
  Interests of IDT Officers and Directors in the Merger..................  30
  Material Federal Income Tax Consequences...............................  30
  Regulatory Approvals...................................................  33
  Appraisal Rights.......................................................  33

The Merger Agreement.....................................................  38
  Closing; Effect of Merger..............................................  38
  Conversion of Securities...............................................  38
  Exchange Procedures....................................................  40
  Indemnification and Escrow.............................................  40
  Fifteen-Month Resale Restriction.......................................  41
  Representations and Warranties.........................................  42
  Conduct of Business Pending the Merger.................................  43
  Exclusivity............................................................  44
  Additional Covenants...................................................  44
  Conditions.............................................................  44
  Termination............................................................  45
  Expenses...............................................................  46
  Amendment..............................................................  46
  Affiliate's Agreements.................................................  46
  Voting Agreement.......................................................  46
  Employment and Noncompetition Agreements...............................  47

Comparison of Capital Stock..............................................  48
  Description of Identix Capital Stock...................................  48
  Description of IDT Capital Stock.......................................  48
  Comparison of Stockholder Rights.......................................  50

Unaudited Pro Forma Condensed Combined Financial Information.............  53

Business of Identicator Technology.......................................  61
  Overview...............................................................  61
  Technology and Products................................................  62
  Marketing and Distribution Channels....................................  64
  Proprietary Technology.................................................  65

IDT'S Management's Discussion and Analysis of Financial Condition and
 Results of Operations...................................................  66

Security Ownership of Certain Beneficial Owners and Management of IDT....  71

Business of Identix......................................................  72
  Overview...............................................................  72
  Biometric Industry Overview............................................  72
  The Identix Solution...................................................  75
  Strategy...............................................................  77
  Biometric Security Products............................................  78
  Biometric Imaging Products.............................................  80
  Fingerprint Services...................................................  82
  ANADAC Services........................................................  82
  Product Development....................................................  84
  Sales, Marketing and Support...........................................  84
  Backlog................................................................  85
  Patents and Trade Secrets..............................................  85

                                                                           Page
                                                                           ----
  Competition............................................................   87
  Manufacturing..........................................................   88
  Employees..............................................................   88
  Properties.............................................................   89
  Legal Proceedings......................................................   89
  Executive Officers and Directors.......................................   90
  Executive Compensation.................................................   92
  Agreements with Executive Officers.....................................   94
  Director Compensation..................................................   94
  Compensation Committee Interlocks and Insider Participation............   95
  Certain Transactions...................................................   95

Identix's Management's Discussion and Analysis of Financial Condition and
 Results of Operations...................................................   96

Security Ownership of Certain Beneficial Owners and Management of
 Identix.................................................................  108

Legal Matters............................................................  109

Experts..................................................................  109

Where You Can Find More Information......................................  109

Index to Consolidated Financial Statements...............................  F-1

Appendix A Agreement and Plan of Reorganization and Merger...............  A-1
Appendix B Stockholder Voting and Proxy Agreement........................  B-1
Appendix C Escrow Agreement..............................................  C-1
Appendix D Delaware General Corporation Law Appraisal Rights.............  D-1
Appendix E Chapter 13 General Corporation Law of California Dissenters'
 Rights..................................................................  E-1

                                    SUMMARY

  This summary highlights selected information from this document and does not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. We have included page references to direct you to more complete descriptions of the topics presented in this summary.

The companies

Identix Incorporated (page 72)
510 North Pastoria Avenue
Sunnyvale, California 94086
(408) 731-2000

Identix is a leader in designing, developing, manufacturing and marketing biometric products for the capture or comparison of fingerprints for security, fraud prevention, law enforcement and other applications. "Biometrics" is the analysis of unique biological characteristics of an individual, such as a fingerprint, for identification or verification purposes.

Through its subsidiary ANADAC, Inc., Identix provides information technology, engineering and management consulting services, including the installation and integration of Identix products, to private and public sector clients.

IDT Holdings, Inc. and Identicator Technology, Inc. (page 61)

IDT Holdings, Inc. is a holding company. The business operations are conducted through Identicator Technology, Inc., which is a wholly owned subsidiary of IDT. Prior to completion of the merger, Identicator Technology, Inc. will be merged with and into IDT. IDT and Identicator Technology are referred to together in this document as "Identicator Technology."

IDT's reasons for the merger (page 26)

The IDT board of directors believes that the merger will enable IDT to benefit from the sales and marketing, management and capital resources of Identix and allow its stockholders to participate in a publicly traded company that is a leader in biometric security and imaging products.

The merger (page 25)

The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement. It is the legal document governing the merger.

What IDT stockholders will receive in the merger (page 38)

If you hold shares of IDT common stock, you will receive approximately 1.067 shares of Identix common stock in the merger for each share of IDT common stock you hold. The exact exchange ratio cannot be determined until the closing of the merger, but will be equal to 5,050,000 divided by the number of shares of IDT capital stock outstanding at the closing, assuming the exercise of all IDT stock options and warrants. As of the date of this prospectus, there were 4,732,096 shares of IDT capital stock outstanding, assuming exercise of all stock options and warrants.

Identix will not issue fractional shares. Instead, you will receive cash for any fractional share of Identix common stock owed to you based on the average of the high and low prices of Identix common stock on the trading day before the closing of the merger.

You should not send in your stock certificates until instructed to do so after the merger is completed.

What IDT option holders will receive in the merger (page 39)

If you hold options to purchase shares of IDT common stock, after the merger your options will be assumed by Identix and you will have the right to purchase Identix common stock. The number of shares issuable upon exercise of your IDT options and the exercise price per share will be adjusted using the same exchange ratio applied to determine the number of shares of Identix stock to be issued per share of IDT common stock in the merger. See "What IDT stockholders will receive in the merger" above.

Ownership of Identix following the merger

Immediately following the merger, existing IDT stockholders will own approximately 16.56% of the outstanding Identix common stock, assuming the exercise of all IDT stock options and warrants assumed by Identix in the merger.

Escrow of Identix shares in case Identix incurs damages or expenses (page 40)

IDT stockholders will not immediately receive all of the Identix shares issuable in the merger. 10% of the shares issuable to each IDT stockholder will automatically be placed in escrow for a one-year period. Those escrowed shares may be returned to Identix to the extent that Identix successfully makes a claim for damages or expenses as a result of breaches or misrepresentations by IDT relating to the merger agreement or this prospectus. Holders of shares released from escrow will be prohibited from selling those shares until fifteen months after closing.

A stockholder representative will be authorized to represent the IDT security holders in all matters relating to the escrow. Harry F. Camp has been selected by the IDT board to act as the stockholder representative. Approval by the IDT stockholders of the merger will constitute approval of the escrow agreement and the selection of the stockholder representative.

IDT will also ask its stock option and warrant holders to agree that 10% of their IDT stock options and warrants, and the Identix common stock they receive upon exercise of those options and warrants, will also be subject to the escrow agreement and subject to cancellation if Identix successfully claims damages in excess of the value of the shares issued into escrow at closing.

Fifteen-month resale restriction (page 41)

In addition to the shares subject to the escrow, at least 40% of the Identix shares issued in the merger to any IDT stockholder who owns more than 1,000 IDT shares immediately prior to the merger will automatically be subject to a "lock-up" period for fifteen months. Shares subject to the lock-up period may not be sold, pledged or otherwise transferred during the period, except upon the death of a stockholder. The exact number of shares of each IDT stockholder subject to the lock-up will be determined at closing. IDT will also ask each holder of IDT stock options or warrants to agree that, in addition to the portions of their options and warrants subject to the escrow, 40% of the Identix shares issuable upon exercise of their options and warrants will be subject to the lock-up period.

Solicitation of written consent (page 23)

IDT is soliciting approval of the merger by written consent of its stockholders. The form of written consent is enclosed with this prospectus.

The informational meeting (page 23)

IDT will hold an informational meeting for the IDT stockholders at IDT's principal office located at 1150 Bayhill Drive, Suite 215, San Bruno, California 94066 on April 26, 1999 at 10:00 a.m. At the informational meeting, you will be given an opportunity to ask questions about the merger.

IDT's recommendation to IDT stockholders (page 26)

The IDT board of directors believes that the merger is fair to you and in your best interests and unanimously recommends that you approve the adoption of the merger agreement and approve the merger.

Record date; voting power (page 23)

You are entitled to take action by written consent if you owned shares of IDT common stock as of the close of business on April 9, 1999, the record date.

On the record date, there were outstanding 2,727,762 shares of IDT common stock and no shares of IDT Series A preferred stock. IDT stockholders will have one vote for each share of IDT common stock they owned at the record date.

Votes required (page 23)

A majority of the shares of IDT common stock outstanding on the record date must approve and adopt the merger agreement and approve the merger.

Voting agreement (page 46)

IDT stockholders who hold approximately 70% of the shares of IDT common stock outstanding on the record date have agreed to vote their IDT shares in favor of the adoption of the merger agreement and approval of the merger. The stockholders who are parties to the voting agreement are International Technology Concepts, Inc. and the directors of IDT.

Appraisal rights (page 33)

Under Delaware law, stockholders of IDT have rights to demand an appraisal of the value of their shares of IDT common stock in lieu of participating in the merger. In addition, because IDT is subject to certain California laws, IDT stockholders are also entitled to exercise dissenters' rights under California law.

Federal income tax consequences (page 30)

It is expected that IDT stockholders will not be taxed solely as a result of the exchange of Identix common stock for IDT common stock in the merger, except to the extent they receive cash for fractional shares. It is a condition to the closing of the merger that each of IDT and Identix receive an opinion from its outside counsel to that effect. However, tax counsel is not giving an opinion as to any prior IDT transaction or as to the effect of the merger on prior IDT transactions.

Tax matters are very complicated and the tax consequences of the merger to you will depend in part on the facts of your own situation. You should consult your tax advisors, as you deem appropriate, for a full understanding of the tax consequences of the merger to you.

Listing of Identix common stock

As a condition of closing, the Identix common stock issued in connection with the merger must be approved for quotation on the AMEX.

Interests of IDT officers and directors in the merger (page 30)

In considering the merger, you should be aware that the officers and directors of IDT have interests in the merger that are in addition to the interests of IDT's stockholders generally. Pursuant to their terms, some of the options held by four IDT officers and directors will vest upon the consummation of the merger. Furthermore, Identix will enter into employment agreements and issue additional options after the merger to four officers of IDT, three of whom who are also directors of IDT.

In connection with the merger, Identix will enter into an agreement with International

Technology Concepts, Inc. under which International Technology Concepts will provide administrative, research, development, testing and production services and access to facilities to Identix. Two of the officers and directors of IDT are also officers, directors and principal stockholders of International Technology Concepts.

In connection with the merger, Identix will enter into an agreement with Identicator, Inc. under which Identicator, Inc. will provide administrative services and a trademark license to Identix. Two of the officers and directors of IDT are also officers, directors and principal stockholders of Identicator, Inc.

Conditions to the merger (page 44)

Identix and IDT will complete the merger only if a number of conditions are satisfied or waived, including the following:

  . the holders of at least a majority of the IDT common stock approve the merger agreement;

  . the number of "dissenting shares" of IDT does not exceed 5% of the aggregate number of shares of Identix common stock that would be issuable in the merger at the effective time if there were no dissenting shares;

  . no material adverse change occurs in the businesses of either Identicator Technology or Identix;

  . four officers of Identicator Technology enter into employment and noncompete agreements with Identix and receive option grants; and

  . the escrow holder, Identix and the stockholder representative enter into an escrow agreement and holders of IDT stock options have entered into supplemental written agreements, so that the total number of shares of Identix common stock available to satisfy escrow claims is at least 434,300.

Termination of the merger agreement (page 45)

Identix and IDT can jointly agree to terminate the merger agreement at any time without completing the merger. Either company can terminate the merger agreement under various circumstances, including if:

  . the other company fails to perform any material covenant in the merger agreement; or

  . the other company has not met its closing conditions by May 11, 1999 and the terminating party has not waived those conditions.

Accounting treatment

The merger will be accounted for by Identix as a purchase in accordance with generally accepted accounting principles. Application of the purchase method of accounting for the merger will reduce Identix's pre-tax earnings for at least 3 years, and as many as 12 years. The reported results of operations of Identix will include the results of IDT from and after the closing date. The assets, including intangible assets, and liabilities of IDT will be recorded at their fair values as of the closing date. Any excess of the purchase consideration over the fair values of the assets and liabilities of IDT will be recorded as goodwill. Identix will write off at closing the value of certain acquired intangible assets referred to as in-process research and development. In addition, other acquired intangible assets and goodwill created as a result of the merger will be amortized by Identix over a period from 3 to 12 years.

Regulatory approvals (page 33)

The merger is not subject to the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Operations following the merger (page 29)

Following the merger, Identicator Technology will continue its operations as a wholly-owned subsidiary of Identix. The board of directors of Identicator Technology will consist of two continuing members, Oscar Pieper and Yuri Khidekel, and two officers of Identix, Randall C. Fowler and James P. Scullion. The following individuals will continue as officers of Identicator Technology following the merger: Oscar Pieper, Yuri Khidekel, Yury Shapiro and Grant Evans.

Identicator, Inc.

Until March 31, 1997, a predecessor of IDT was engaged in developing and commercializing products for non-electronic, paper-based production, development or capture of fingerprint images. On March 31, 1997, that predecessor transferred that paper-based business to a company called Identicator, Inc. and distributed shares in Identicator, Inc. to its stockholders. IDT does not own any interest in Identicator, Inc., and Identix is not acquiring Identicator, Inc. or any part of its business through the merger.

Identicator, Inc. owns all rights to the Identicator trademark and logo, and will grant to Identicator Technology a royalty-free, perpetual, irrevocable, worldwide right and license to use the Identicator trademark and logo for its business. The license will be exclusive in Identicator Technology's line of business.

        RECENT DEVELOPMENTS: IDENTIX'S PRELIMINARY THIRD QUARTER RESULTS

Identix announced on April 13, 1999, that it expects its total revenues for the fiscal third quarter ended March 31, 1999 to be between $19 million and $19.5 million, which will be essentially flat with the third quarter of the previous year and the December 31, 1998 quarter. Service revenues increased over both last quarter and fiscal third quarter 1998 while product sales decreased overall, due to seasonality, to fluctuations in large-scale live-scan procurements by government agencies, and to lower biometric security product sales related to Identix's preparation for introducing combined product offerings following the closing of the merger. Identix expects a loss of approximately $1 million for the third quarter compared to a loss of $56,000 in the quarter ended December 31, 1998. The increase in loss is a result of a decrease in sales of Identix's higher-margin products, partially offset by an increase in lower-margin services revenues.

In the announcement, Identix Chairman, President & CEO Randall C. Fowler said, "Live-scan revenues continue to fluctuate as a result of the lengthy sales process and uncertainty surrounding large capital expenditures by government agencies. We continue to innovate and aggressively market the live-scan product line to remain a market leader. During this March 1999 quarter, Identix and Identicator Technology were merging the best of technologies and redesigning products to meet new price points with increased functionality. In anticipation of closing the acquisition, we are preparing to meet the growing demands of the market with a combined product line and marketing team. The merger of Identicator Technology and Identix unifies two leaders in biometrics, and enhances our growing role in identifying excellence."

                       SELECTED HISTORICAL FINANCIAL DATA
                         AND COMPARATIVE PER SHARE DATA

   Identix is providing the following information to aid you in your analysis of the financial aspects of the merger. Identix derived this information from its historical audited financial statements for the fiscal years ended June 30, 1994 through June 30, 1998, and its historical unaudited financial statements for the six months ended December 31, 1997 and 1998 which have been prepared on the same basis as the historical audited financial statements. In the opinion of management, the unaudited financial statements of Identix, from which the data have been derived, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results for, and as of the end of, the periods. The operating results of Identix for the six months ended December 31, 1998 are not necessarily indicative of the results that may be expected for the year ending June 30, 1999. This information is only a summary and you should read it in conjunction with Identix's Consolidated Financial Statements (and related notes) beginning on page F-17 and "Identix's Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 96. See also "Recent Developments:
Identix's Preliminary Third Quarter Results" on page 5.

                  Identix Selected Consolidated Financial Data
                     (in thousands, except per share data)

                                                                       Six Months
                                                                          Ended
                                Fiscal Year Ended June 30,            December 31,
                          ------------------------------------------ ---------------
                           1994     1995     1996     1997    1998    1997    1998
                          -------  -------  -------  ------- ------- ------- -------
Historical Consolidated
 Statement of Operations
 Data:
Revenues................  $20,135  $27,014  $38,541  $52,543 $79,374 $38,603 $40,323
Net income (loss).......   (2,596)    (715)  (3,441)     518     768     951     394
Basic net income (loss)
 per share..............    (0.14)   (0.04)   (0.15)    0.02    0.03    0.04    0.02
Diluted net income
 (loss) per share.......    (0.14)   (0.04)   (0.15)    0.02    0.03    0.04    0.02
Weighted average common
 shares used in
 computing basic net
 income (loss) per
 share..................   18,304   19,371   23,485   24,817  25,104  25,011  25,319
Weighted average common
 shares used in
 computing diluted net
 income (loss) per
 share..................   18,304   19,371   23,485   25,586  25,669  25,690  25,646

                                         June 30,
                          --------------------------------------- December 31,
                           1994    1995    1996    1997    1998       1998
                          ------- ------- ------- ------- ------- ------------
Historical Consolidated
 Balance Sheet Data:
Cash and cash
 equivalents............. $   799 $ 3,842 $   981 $ 2,510 $   753   $ 2,418
Working capital..........   3,588   9,571  14,914  15,477  18,153    19,716
Total assets.............  10,593  18,104  27,107  32,440  42,012    41,932
Long-term debt and
 convertible debt........     500     --      127     --      --        --
Shareholders' equity.....   5,751  12,274  19,472  20,898  22,910    24,344

   IDT is providing the following information to aid you in your analysis of the financial aspects of the merger. IDT derived this information from its historical unaudited financial statements for the fiscal years ended December 31, 1994 and 1995 and the audited financial statements for the fiscal years ended December 31, 1996, 1997 and 1998.This information is only a summary and you should read it in conjunction with IDT's Consolidated Financial Statements (and related notes) beginning on page F-1 and "IDT's Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 66.

              IDT Selected Historical Consolidated Financial Data
                     (in thousands, except per share data)

                                         Fiscal Year Ended December 31,
                                       -----------------------------------
                                        1994   1995   1996   1997   1998
                                       ------ ------ ------ ------ -------
Historical Consolidated Statement of
 Operations Data:
Revenues.............................. $1,541 $2,088 $3,061 $3,194 $ 4,378
Net income (loss) from operations.....    424    703    453    143  (5,899)(1)
Net income (loss).....................     81    709    459    146  (5,978)(1)

                                                          December 31,
                                                  ----------------------------
                                                  1994 1995 1996  1997   1998
                                                  ---- ---- ---- ------ ------
Historical Consolidated Balance Sheet Data:
Cash and cash equivalents........................ $135 $102 $474 $   15 $   76
Working capital (deficit)........................  195  650  787    853    (55)
Total assets.....................................  214  893  847  1,991  1,990
Long-term debt, net of issuance costs............  --   --   --     --     299
Total partners' capital..........................  196  685  844    990    --
Shareholders' equity (deficit)...................  --   --   --     --     (77)

--------
(1) The issuance of options to purchase IDT common stock at an exercise price of $0.28 per share resulted in IDT recognizing stock compensation charges of $4.6 million in the year ended December 31, 1998. See Note 9 of Notes to IDT's Consolidated Financial Statements.

   The following table sets forth unaudited pro forma condensed combined financial data for Identix and IDT which gives effect to the acquisition, accounted for as a purchase, as if it had been consummated as of July 1, 1997 for the year ended June 30, 1998 statement of operations data and for the six months ended December 31, 1998 statement of operations data. The net loss set forth below does not include in-process research and development costs in the amount of $10,044,000 which will be written off immediately after the transaction is completed. The balance sheet data assumes the merger was consummated on December 31, 1998. The pro forma data is not necessarily indicative of the results that would have been achieved had the transaction been consummated on those dates and should not be construed as representative of future operations. This presentation is subject to the assumptions set forth in the notes to the Unaudited Pro Forma Condensed Combined Financial Information appearing elsewhere in this prospectus. The information presented should be read in conjunction with the pro forma financial information and the notes thereto and the historical consolidated financial statements including the notes thereto of Identix and of IDT, appearing elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 53, IDT's Consolidated Financial Statements beginning on page F-1, and Identix's Consolidated Financial Statements beginning on page F-17.

         Unaudited Selected Pro Forma Condensed Combined Financial Data
                     (in thousands, except per share data)

Pro Forma Combined Statement of Operations Data:

                                                Year Ended   Six Months Ended
                                               June 30, 1998 December 31, 1998
                                               ------------- -----------------
      Revenues................................    $83,477         $42,597
      Loss from operations....................     (1,960)         (6,569)(1)
      Loss before taxes.......................     (2,129)         (6,823)(1)
      Net loss................................     (2,300)         (7,072)(1)
      Net loss per share--basic and diluted...      (0.08)          (0.25)
      Shares used in computing net loss per
       share--basic and diluted...............     28,013          28,228

Pro Forma Combined Balance Sheet Data:

                                                               December 31, 1998
                                                               -----------------
      Current assets..........................................      $38,887
      Total assets............................................       74,617
      Working capital.........................................       18,961
      Current liabilities.....................................       19,926
      Long-term liabilities...................................          429
      Stockholders' equity....................................       54,262

--------
(1) The issuance of options to purchase IDT common stock at an exercise price of $0.28 per share resulted in IDT recognizing stock compensation charges of $4.6 million in the six months ended December 31, 1998. See Note 9 of Notes to IDT's Consolidated Financial Statements.

Comparative Per Share Information

   The following table sets forth certain earnings, dividend and book value per share data for IDT and Identix on a historical basis and pro forma combined basis.

   The information is only a summary and you should read it in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Information" on pages 53 through 61 and the respective audited and unaudited consolidated financial statements of Identix and IDT, including the notes thereto, appearing elsewhere in this prospectus. See IDT's Consolidated Financial Statements (and related notes) beginning on page F-1, "IDT's Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 66, Identix's Consolidated Financial Statements (and related notes) beginning on page F-17 and "Identix's Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 96.

   The IDT pro forma equivalent per share amounts are calculated by multiplying the Identix pro forma per share amounts by the assumed exchange ratio of approximately 1.067. This ratio is calculated by dividing the total number of shares of Identix common stock to be issued in the merger and upon the exercise of options and warrants assumed in the merger (5,050,000) by the number of shares of IDT common stock outstanding on a fully diluted basis (4,732,096).

   Prior to September 30, 1998, Identicator Technology was a partnership and had no common shares outstanding. On September 30, 1998, ownership of substantially all of the assets and business of the partnership was transferred to Identicator Technology, Inc., a wholly owned subsidiary of IDT Holdings, Inc. Identicator Technology, Inc. will be merged with and into IDT prior to the merger. The IDT historical book value is computed by dividing partners' capital/shareholders' equity at the end of the period by the number of shares of IDT common stock outstanding at December 31, 1998 (2,727,762). Partners' capital was $905,000 at June 30, 1998 and shareholders' deficit was $77,000 at December 31, 1998. The IDT historical net income (loss) per share is computed by dividing net income (loss) by the number of shares of IDT common stock outstanding at December 31, 1998 (2,727,762). Options and warrants outstanding at December 31, 1998 to acquire shares of IDT common stock (2,004,334) are included in the computation to the extent that they are dilutive. Net income for the year ended June 30, 1998 was $85,000. The net loss for the six month period ended December 31, 1998 was $5,890,000. This loss includes stock compensation charges of $4,642,000 in connection with the issuance of options to purchase IDT common stock at an exercise price of $0.28 per share during that six month period.

   This information is not necessarily indicative of the results of future operations of the combined company or the actual results that would have occurred had the merger been consummated prior to the periods indicated.

                              At or for the Year Ended At or for the Six Months Ended
                                   June 30, 1998             December 31, 1998
                              ------------------------ ------------------------------
     Per Share of Identix
      Common Stock:
       Book Value:
         Historical..........          $ 0.91                      $ 0.96
         Pro forma...........          $ 1.94                      $ 1.91
       Net income (loss):
         Historical..........          $ 0.03                      $ 0.02
         Pro forma...........          $(0.08)                     $(0.25)
     Per Share of IDT Common
      Stock:
       Book Value:
         Historical..........          $ 0.33                      $(0.03)
         Pro forma
          equivalent.........          $ 2.06                      $ 2.04
       Net income (loss):
         Historical..........          $ 0.02                      $(2.16)
         Pro forma
          equivalent.........          $(0.09)                     $(0.27)

                     MARKET PRICE AND DIVIDEND INFORMATION

   The shares of Identix common stock are listed and principally traded on the AMEX and quoted under the symbol "IDX." The following table sets forth, for the quarters indicated, the high and low closing prices of Identix common stock as reported on the AMEX. For current price information, IDT stockholders are urged to consult publicly available sources.

                              Identix Common Stock

        Period                                          High   Low
        ------                                         ------ -----
        Fiscal Year ended June 30, 1997:
          First Quarter............................... $13.88 $8.19
          Second Quarter..............................  10.75  7.25
          Third Quarter...............................  12.75  8.38
          Fourth Quarter..............................  11.25  7.44
        Fiscal Year ended June 30, 1998:
          First Quarter............................... $11.81 $8.75
          Second Quarter..............................  11.63  9.31
          Third Quarter...............................  10.50  8.50
          Fourth Quarter..............................   8.56  5.63
        Fiscal Year ending June 30, 1999:
          First Quarter............................... $ 8.38 $4.56
          Second Quarter .............................  10.00  5.00
          Third Quarter...............................  10.25  5.50
          Fourth Quarter (through April 15, 1999).....   8.00  6.31

   There is no public market for the IDT common stock.

Dividend Information

   Identix has not paid any cash dividends on its common stock during the last five fiscal years. Identix currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, Identix's bank lines of credit restrict Identix's ability to pay cash dividends.

   IDT has never paid any cash dividends on the IDT common stock, and if the merger is not consummated, it anticipates that it will continue to retain any earnings for the foreseeable future for use in the operation of its business.

Recent Closing Prices

   The following table sets forth the closing prices per share of Identix common stock on the AMEX on November 13, 1998, the last trading day before announcement of the proposed merger, and on April 15, 1999, the latest practicable trading day before the printing of this prospectus. The table also includes an IDT equivalent value which is calculated by multiplying the closing price per share of Identix common stock on the applicable date by an assumed exchange ratio of 1.067 shares of Identix per share of IDT stock. The IDT equivalent per share price can be used by the IDT stockholders to determine the approximate value of one share of IDT capital stock based on the Identix common stock trading price, without giving effect to the escrow and resale restrictions.

                                       Identix Stock IDT Equivalent
                                       ------------- --------------
        November 13, 1998.............    $7.875         $8.403
        April 15, 1999................    $ 8.00         $8.536

   Because the market price of Identix common stock is subject to fluctuation, the market value of the shares of Identix common stock that holders of IDT securities will receive in the merger may increase or decrease prior to and following the merger.

   Stockholders are urged to obtain current quotations for the market prices of Identix common stock. No assurance can be given as to the market price of Identix common stock at the effective time of the merger. The number of shares to be issued by Identix in the merger is fixed. Accordingly, the market value of the shares of Identix common stock that holders of IDT common stock will receive in the merger may vary significantly from the prices shown above.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include all statements regarding the intent, belief or current expectations regarding the matters discussed in this prospectus, including statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words, and all statements which are not statements of historical fact. Actual results, performance or events may differ materially for a variety of reasons, including the risks and uncertainties described in "Risk Factors" or in the other SEC filings of Identix. Identix and Identicator Technology undertake no obligation to publicly update forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

   You should consider carefully the following risk factors in evaluating whether to approve the merger agreement and the consummation of the merger. If any of the following risks actually occur, they could have a severe negative impact on Identix's or Identicator Technology's financial results and stock price.

   This prospectus contains forward-looking statements that involve risks and uncertainties. Identix's and Identicator Technology's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

Risks Relating to the Merger

The number of shares you will receive in the merger will be fixed even if the Identix stock price changes. All outstanding IDT securities will be converted into 5,050,000 shares of Identix common stock issuable in the merger or upon exercise of options and warrants assumed by Identix in the merger. The ratio will be fixed and will not be adjusted in the event of changes in the price of Identix common stock. In addition, IDT may not terminate the merger agreement solely because of a change in the stock price of Identix. Consequently, if the market price of the Identix common stock decreases, the value of the consideration to be received by IDT stockholders would also decrease.

Identix's results of operations will be adversely affected by write-offs and amortization of intangible assets associated with the merger and expenses incurred in connection with the merger. Identix expects to take a one-time write-off related to acquired research and development of approximately $10,044,000 in the quarter in which the merger closes. Identix will recognize approximately $30,695,000 in core technology, assembled work force and goodwill as a result of the merger, which Identix will be required to amortize over periods of approximately 3-12 years. This goodwill amortization and the amortization of core technology and assembled workforce will result in an additional charge to pre-tax earnings of approximately $790,000 per quarter on an ongoing basis.

In addition, Identix and IDT estimate that they will together incur direct transaction costs, including legal, accounting, registration and printing fees, of approximately $850,000 associated with the merger. There is a risk that Identix may incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

IDT stockholders risk forfeiture or a loss in value of a portion of the Identix stock issued in the merger before those shares are received or can be sold by the stockholders. 10% of the Identix shares issuable to IDT stockholders in the merger will automatically be placed in escrow for one year and are subject to the risk of forfeiture if Identix successfully makes a claim for damages or expenses after the closing of the merger. Fifty percent of the shares issuable in the merger, including the shares subject to the escrow, are subject to a fifteen month lock-up period. There is a risk that the value of the Identix shares issued in the merger subject to the fifteen month lock-up period will decline before those shares are released from the lock-up.

The Internal Revenue Service could successfully contend that the merger is a taxable transaction to the IDT stockholders or that it affects transactions previously engaged in by Identicator Technology or its predecessors. For example, the IRS could successfully contend that the merger causes the 1998 restructuring in which Identicator Technology, the joint venture in which the biometrics business was previously conducted, was transferred to Identicator Technology, Inc., if the transaction was otherwise nontaxable, to be a taxable transaction. Counsel for Identix and IDT have not rendered and are not rendering an opinion as to the taxability of transactions previously engaged in by Identicator Technology or its predecessors or the impact of the merger on those previous transactions. The IDT stockholders are urged to consult their own tax advisors regarding the tax consequences of those previous transactions and the impact of the merger on the tax consequences of those previous transactions.

The anticipated benefits of the merger may not be achieved unless certain operations of Identix and Identicator Technology are successfully combined, including aspects of the two companies, research and development and marketing operations. The transition to a combined company will require substantial management attention and the process of coordination of the operations, especially research and development and marketing, may be complicated by the necessity of combining personnel in different locations with disparate business backgrounds and corporate cultures. In addition, combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses. Any difficulties experienced in the transition process and any loss of or interruption in business as a result of the diversion of resources to pursue the integration of the organizations could have an adverse effect on the combined operations.

Risks Relating to Business of Identix and Identicator Technology

All of Identix's and Identicator Technology's product revenues are derived from the sale of biometric products and their businesses will not grow unless the market for biometric products expands both domestically and internationally. Biometric products have not gained widespread commercial acceptance. Neither company can accurately predict the future growth rate, if any, or the ultimate size of the biometric technology market.

The expansion of the market for Identix's and Identicator Technology's products depends on a number of factors including:

  . the cost, performance and reliability of their products and products of competitors

  .  customers' perception of the perceived benefits of these products

  . public perceptions of the intrusiveness of these products and the manner in which firms are using the fingerprint information collected

  .  public perceptions regarding the confidentiality of private information

  . customers' satisfaction with Identix's and Identicator Technology's products

  .  marketing efforts and publicity regarding these products.

Certain groups have publicly objected to the use of biometric products for some applications on civil liberties grounds and legislation has been proposed to regulate the use of biometric security products.

Even if biometric markets develop, Identix's and Identicator Technology's products may not gain wide market acceptance.

Identix and Identicator Technology face intense competition from other biometric identification providers as well as traditional identification and security systems providers. A significant number of established and startup companies are developing and marketing software and hardware for fingerprint biometric security applications that could compete directly with Identix's and Identicator Technology's biometric security products. Some of these companies are developing semiconductor or optically-based direct contact fingerprint image capture devices. Other companies are developing and marketing other methods of biometric identification such as retinal blood vessel or iris pattern, hand geometry, voice and facial structure. If one or more of these approaches were widely adopted, it would significantly reduce the potential market for Identix's and Identicator Technology's products.

Identix's and Identicator Technology's biometric security products also compete with non-biometric technologies such as traditional key, card, surveillance systems and passwords.

Identix's biometric imaging products face intense competition from a limited number of competitors who are actively engaged in developing and marketing livescan products, including Digital Biometrics, Inc., Heimann Biometric Systems GmbH and Printrak International Inc.

Identix and Identicator Technology expect competition to increase as other companies introduce products that are competitively priced, that may have increased performance or functionality or that incorporate technological advances not yet developed or implemented by Identix or Identicator Technology. Some present and potential competitors have financial, marketing and research resources substantially greater than those of Identix and Identicator Technology. In order to compete effectively in this environment, Identix and Identicator Technology must continually develop and market new and enhanced products at competitive prices and must have the resources available to invest in significant research and development activities.

In its services business, Identix faces substantial competition from professional services providers of all sizes in the government marketplace. ANADAC is increasingly being required to bid on firm fixed price and similar contracts that result in greater performance risk to ANADAC. If ANADAC is not able to maintain a competitive cost structure, support specialized market niches, retain its highly qualified personnel or align with technology leaders, Identix may lose its ability to compete successfully in the services business.

The biometrics industry is characterized by rapid technological change and evolving industry standards which could render existing products obsolete. Identix's and Identicator Technology's future success will depend upon their ability to develop and introduce a variety of new products and product enhancements to address the changing, sophisticated needs of the marketplace. Material delays in introducing new products and enhancements or the failure to offer innovative products at competitive prices may cause customers to forego purchases of Identix's and Identicator Technology's products and purchase those of their competitors.

Identix's and Identicator Technology's revenues and operating results often vary significantly from quarter to quarter and may be negatively affected by a number of factors, including the timing of large orders. Usually, most of each company's revenues in a quarter come from a small number of large orders.

Accordingly, revenues in a particular quarter depend on the timing and size of major orders.

The following are some other reasons why Identix's or Identicator Technology's financial results may fluctuate from quarter to quarter:

  . reduced demand for products caused by a competitor's price reductions or introduction of new or enhanced products

  . changes in the mix of products and services Identix, Identicator Technology, or their distributors sell

  . cancellation, delays or amendments by government agencies relating to contracts with Identix or Identicator Technology

  .  litigation costs

  .  expenses related to acquisitions, including the merger

  .  other one-time financial charges

  .  the lack of availability or increase in cost of key components

  .  economic downturns domestically or internationally.

Identix or Identicator Technology also may reduce prices or increase spending in response to competition or to pursue new market opportunities.

Identix's products often have a lengthy sales cycle while the customer evaluates and receives approvals for their purchase. If after expending significant funds and effort Identix fails to receive an order, a severe negative impact on its financial results and stock price could result. It is difficult to predict accurately the sales cycle of any large order. If Identix does not ship one or more large orders as forecasted for a fiscal quarter, its total revenues and operating results for that quarter could be materially and adversely affected.

Further, the lead time for ordering parts and materials and building Identix's and Identicator Technology's products can be many months. As a result, Identix and Identicator Technology must order parts and materials and build their products based on forecasted demand. If demand for its products lags significantly behind its forecasts, Identix or Identicator Technology may produce more products than it can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory.

Identix derives a majority of its revenue from government contracts which are often non-standard, involve competitive bidding and may be subject to cancellation without penalty. Government contracts frequently include provisions that are not standard in private commercial transactions. For example, government contracts may include bonding requirements and provisions permitting the purchasing agency to cancel the contract without penalty in certain circumstances. As public agencies, Identix's prospective customers are also subject to public agency contract requirements that vary from jurisdiction to jurisdiction. Some of these requirements may be onerous or impossible to satisfy.

In addition, public agency contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted, and typically impose provisions that permit cancellation in the event that funds are unavailable to the public agency. There is a risk that Identix may not be awarded any of the contracts for which its products are bid or, if awarded, that substantial delays or cancellations of purchases may follow as a result of protests initiated by losing bidders. In addition, local government agency contracts may be contingent upon availability of matching funds from state or federal entities.

During fiscal 1998, Identix derived approximately 89% of its services revenue directly from contracts relating to the Department of Defense and other U.S. Government agencies. The loss of a material government contract due to budget cuts or otherwise could have a severe negative impact on Identix's financial results and stock price.

During fiscal 1998, Identix derived approximately 68% of its services revenue from time and materials contracts and firm-fixed-price contracts. Identix assumes certain performance risk on these contracts. If Identix fails to estimate accurately ultimate costs or to control costs during performance of the work, Identix's profit margins may be reduced and Identix may suffer losses. In addition, revenues generated from government contracts are subject to audit and subsequent adjustment by negotiation between Identix and representatives of the government agencies. The Defense Contract Audit Agency has completed an audit of ANADAC for the period from July 1, 1992 to June 30, 1995. Identix believes that the results of this audit will not result in a material adjustment of revenues, but there is a risk that significant adjustments could be required.

Identix and Identicator Technology rely on marketing partners to distribute their products and may be adversely affected if those parties do not actively promote their products or pursue installations which use their equipment. A significant portion of Identix's and all of Identicator Technology's product revenues come from sales to marketing partners including OEMs, systems integrators, distributors and resellers. Some of these relationships are formalized in agreements; however, the agreements are often terminable with little or no notice and subject to periodic amendment. Identix and Identicator Technology cannot control the amount and timing of resources that their marketing partners devote to their activities on behalf of Identix or Identicator Technology.

Identix and Identicator Technology intend to continue to seek strategic relationships to distribute and sell certain of their products. Identix and Identicator Technology, however, may not be able to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

Loss of sole or limited source suppliers may result in delays or additional expenses. Identix and Identicator Technology obtain certain components for their products from a single source or a limited group of suppliers. Neither company has long term agreements with any of its suppliers. Identix and Identicator Technology will experience delays in manufacturing and shipping of products to customers if they lose these sources or if supplies from these sources are delayed.

As a result, Identix or Identicator Technology may be required to incur additional development and other costs to establish alternative sources of supply. It may take several months to locate alternative suppliers, if required, or to re-tool its products to accommodate components from different suppliers. Neither Identix nor Identicator Technology can predict if it will be able to obtain replacement components within the time frames it requires at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components on a timely basis in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could have a severe negative impact on either company's financial results and stock price.

The success of Identix's strategic plan to pursue sales in international markets may be limited by risks related to international trade and marketing. During fiscal 1998, Identix derived 18% of its net product revenues from international sales. Identix currently has offices overseas in Australia, Singapore, Brazil and Switzerland. There is a risk that Identix may not be able to market, sell and deliver its products in foreign countries. Identix's net product revenues attributable to international sales declined by 55% in the three months ended December 31, 1998 from the three months ended December 31, 1997, mainly due to a decline in sales resulting from economic instability in Asia.

In addition to the uncertainty as to Identix's ability to maintain and expand its international presence, there are certain risks inherent in foreign operations, including:

  .  regional economic conditions

  . delays in or prohibitions on exporting products resulting from export restrictions for certain products and technologies, including "crime control" products and encryption technology

  .  fluctuations in foreign currencies and the U.S. dollar

  . loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks

  .  the overlap of different tax structures

  .  seasonal reductions in business activity

  .  risks of increases in taxes and other government fees

  .  involuntary renegotiation of contracts with foreign governments.

In addition, foreign laws treat the protection of proprietary rights differently from laws in the United States and may not protect Identix's proprietary rights to the same extent as U.S. laws.

Identix may need to raise additional debt or equity financing in the next twelve months. As of December 31, 1998, Identix had $19,716,000 in working capital, which included $2,418,000 in cash and cash equivalents. In addition, Identix had $5,029,000 available under its bank line of credit, which expires in December 1999. The availability under this line of credit was reduced by $1,500,000 in February 1999 when Identix provided a standby letter of credit to Identicator Technology. ANADAC had $4,407,000 available under its bank line of credit, which expires in March 2000. Identix may need to raise additional debt or equity financing in the next 12 months if current sources of capital are not sufficient to finance its operations or if the Identix or ANADAC lines of credit are not renewed or if Identix or ANADAC fail to obtain a waiver of any covenant breaches under their lines of credit. Identix may not be able to obtain additional equity or debt financing on terms that are not excessively dilutive to existing stockholders or more costly than existing sources of debt financing.

Identicator Technology's business may be adversely affected if it can not raise working capital to implement its business plan. If the merger is not completed, IDT will likely be required to raise additional working capital through equity or debt financing in order to meet its working capital needs beyond March 2000. Identix provided Identicator Technology's bank with a standby letter of credit in February 1999 to secure the repayment of Identicator Technology's $1,500,000 line of credit. Identicator Technology is required to reimburse Identix for any amounts drawn under the letter of credit and is required to use its best efforts to obtain a release of Identix from the letter of credit if the merger agreement is terminated.

Although prior to entering into the merger agreement Identicator Technology was discussing possible financings with several lenders and potential sources of equity capital, Identicator Technology may not be able to obtain financing on acceptable terms or in the amounts or at the time needed.

One stockholder owns a significant portion of Identix stock and may delay or prevent a change in control or adversely affect the stock price through sales in the open market. As of October 31, 1998, Ascom USA Inc. beneficially owned approximately 20% of Identix's outstanding common stock. This concentration of ownership may delay or prevent a change in control of Identix. Ascom deposited all of its shares of Identix common stock into a voting trust which expires in 2004. Ascom has preemptive rights with respect to issuances of Identix securities and registration rights with respect to the securities it holds. Ascom has requested registration of approximately 1,700,000 shares. If Ascom sells a significant number of its shares in the open market, Identix's common stock price may be adversely affected. In addition, Identix may not be able to obtain additional financing on favorable terms in the future because of Ascom's preemptive rights and registration rights.

Identix may experience unanticipated expenses and other problems related to Year 2000 issues. Year 2000 problems are caused by computer systems that only use a two-digit year value and, accordingly, will be subject to error or failure when the year 2000 arrives. Identix has a program for evaluating and addressing risks related to the Year 2000 that is described under "Identix's Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 106. The Year 2000 problem is pervasive and complex and there is a risk that Identix has not identified all of the Year 2000 issues that may affect it or that its remedial efforts do not adequately address identified Year 2000 problems. Identix's products are used in systems that perform a number of critical functions. For example, the biometric security products are used to verify individual identity in a number of high risk situations such as prisons and airports. The biometric security products are also used to protect computer data and to verify commercial transactions, such as the authorization of money transfers by bank personnel. Although Identix believes that it should not have liability for a system failure relating to the Year 2000, any failure in these or other cricial applications could potentially require Identix to expend substantial resources to assist in remediating the failure or result in litigation to ascertain liability or recover costs.

Identicator Technology may face unanticipated expenses and other problems related to Year 2000 issues. Identicator Technology has evaluated the products and services it offers in an effort to determine whether it or its customers may have exposure to Year 2000 problems. Identicator Technology's products are not date dependent. Nevertheless, Identicator Technology's software products run on operating systems developed and sold by Microsoft Corporation. Identicator Technology's products are dependent upon the error-free operation of those systems. Identicator Technology has not conducted its own tests to determine to what extent the operating systems fail to properly recognize Year 2000 dates.

Identicator Technology has conducted a preliminary review of its internal information technology and non-information technology systems. Identicator Technology has not conducted its own tests or surveyed vendors to determine whether off-the-shelf software that is used in its computer systems is Year 2000 compliant. Identicator Technology does not employ non-information technology systems which are material to its operations.

Identicator Technology is in the very early stages of assessing the readiness of its key suppliers and customers with respect to potential Year 2000 problems. To date, Identicator Technology has made inquiries regarding Year 2000 problems of only one of the four turnkey manufacturers which produce Identicator Technology hardware and software products, International Technology Concepts, Inc. Identicator Technology plans to survey the remainder of its key suppliers, application vendors and other information technology suppliers to determine their readiness with respect to Year 2000 problems. Identicator Technology will be able to better determine what actions may be necessary to address potential problems with key suppliers, application vendors and other information technology suppliers after it receives responses back from these suppliers, application vendors and other information technology suppliers.

To date, the costs for conducting Identicator Technology's Year 2000 assessment have not been material. Identicator Technology is currently unable to predict to what extent its business may be affected if any of its key suppliers or customers or products operating in conjunction with third-party supplied software or hardware experience a material Year 2000 problem. Any Year 2000 problem that affects the operation of Identicator Technology's software applications or products could result in delay or loss of revenue, cancellation of customer contracts, diversion of development resources, damage to Identicator Technology's reputation, increased service and warranty costs, and litigation costs, any of which could materially adversely affect Identicator Technology's business, financial condition and results of operations.

The Year 2000 problem is pervasive and complex and there is a risk that Identicator Technology has not identified all of the Year 2000 issues that may affect it and that any remedial efforts it takes will not adequately address any potential Year 2000 problems.

Identix's and Identicator Technology's products are complex and may contain undetected or unresolved defects when sold or may not meet customer's performance criteria. Performance failure may cause loss of market share, delay in or loss of market acceptance, additional warranty expense or product recall. The negative effects of any failure could be exacerbated if the failure occurred in products that provide personal security, secure sensitive computer data, authorize significant financial transactions or perform other functions where a security breach could have significant consequences.

If a product fails to meet performance criteria, Identix and Identicator Technology may delay recognizing revenue associated with a product and face higher operating expenses during the period required to correct the defects. There is a risk that for unforseen reasons Identix or Identicator Technology may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. Identix carries product liability insurance, but existing coverage may not be adequate to cover potential claims.

Failure by either Identix or Identicator Technology to maintain the proprietary nature of their technology, products and manufacturing processes would negatively impact their ability to compete effectively. Identix principally relies upon patent, copyright, trade secret and contract law to establish and protect its proprietary rights. Identicator Technology principally relies upon a combination of copyright, trade secret, contract, and to a limited extent, patent law.

There is a risk that claims allowed on any patents held by Identix or Identicator Technology may not be broad enough to protect their technology. In addition, their patents may be challenged, invalidated or circumvented and each company cannot be certain that the rights granted thereunder will provide competitive advantages to it. Moreover, any current or future issued or licensed patents, trade secrets or know-how may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that already issued patents may infringe upon or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes, which are the same as, substantially equivalent or superior to those of Identix or Identicator Technology.

There is a risk that Identix or Identicator Technology has infringed or in the future will infringe patents owned by others, that Identix or Identicator Technology will need to acquire licenses under patents belonging to others for technology potentially useful or necessary to Identix or Identicator Technology, and that licenses will not be available to Identix or Identicator Technology on acceptable terms, if at all.

Identix or Identicator Technology may have to litigate to enforce its patents or to determine the scope and validity of other parties' proprietary rights. Litigation could be costly and divert management's attention. An adverse outcome in any litigation may have a severe negative impact on such company's financial results and stock price. To determine the priority of inventions, Identix or Identicator Technology may have to participate in interference proceedings declared by the United States Patent and Trademark Office or oppositions in foreign patent offices, which could result in substantial cost to the company and limitations on the scope or validity of its patents.

Identix and Identicator Technology also rely on trade secrets and proprietary know-how which each of them seeks to protect by confidentiality agreements with their employees, consultants, service providers and third parties. There is a risk that these agreements may be breached, and that the remedies available to Identix and Identicator Technology may not be adequate. In addition, Identix's or Identicator Technology's trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

If either Identix or Identicator Technology fails to adequately manage growth of its business, it could have a severe negative impact on that company's financial results or stock price. Each has experienced substantial growth in recent years and believes that in order to be successful it must continue to grow rapidly. In order to do so, it must expand, train and manage its employee base, particularly skilled technical, marketing and management personnel. Rapid growth will also require an increase in the level of responsibility for both existing and new management. In addition, Identix and Identicator Technology will be required to implement and improve operational, financial and management information procedures and controls. The management skills and systems currently in place may not be adequate and either company may not be able to manage any significant growth it experiences effectively.

Identix may encounter difficulties in acquiring and effectively integrating complementary assets and businesses. As part of its business strategy, Identix intends to acquire assets and businesses principally relating to or complementary to its current operations. In addition to the merger with IDT, Identix acquired two companies in fiscal 1996 and one in fiscal 1998. These and any other acquisitions by Identix will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

  .  potential exposure to unknown liabilities of acquired companies

  .  higher than anticipated acquisition costs and expenses

  . effects of costs and expenses of acquiring and integrating new businesses on its operating results and financial condition

  . the difficulty and expense of assimilating the operations and personnel of the companies

  .  the potential disruption of its ongoing business

  .  diversion of management time and attention

  . failure to maximize its financial and strategic position by the successful incorporation of acquired technology

  .  the maintenance of uniform standards, controls, procedures and policies

  .  loss of key employees and customers as a result of changes in management

  .  the incurrence of amortization expenses

  .  possible dilution to its stockholders.

In addition, geographic distances may make integration of businesses more difficult. Identix may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

Loss of current senior executives and key technical, marketing and sales personnel would adversely affect Identix's or Identicator Technology's business. Identix's or Identicator Technology's personnel may voluntarily terminate their relationship with Identix or Identicator Technology at any time, and competition for qualified personnel, especially engineers, is intense. The process of locating additional personnel with the combination of skills and attributes required to carry out either company's strategy could be lengthy, costly and disruptive.

Identix is dependent on the services of Randall C. Fowler, President and CEO, James P. Scullion, Executive Vice President and Chief Financial Officer, and Daniel F. Maase, Vice President, Biometric Imaging Division. Mr. Fowler, the founder of Identix, has approximately thirty years of experience in the biometrics industry and is considered one of the industry's pioneers. Mr. Scullion and Mr. Maase have a combined total of 20 years experience with Identix and have a substantial amount of acquired knowledge regarding Identix and the biometrics industry generally and play a major role in the execution by Identix of its strategic plan. If Identix loses the services of key personnel, it could have a severe negative impact on Identix's financial results and stock price.

Identicator Technology receives important contributions from certain key personnel. Specifically, Oscar Pieper, President, has approximately thirty years of experience in the biometrics industry and is considered one of the industry's pioneers. Grant Evans, Vice President--Sales and Marketing, has established relationships with major companies and plays a central role in the company's marketing strategy. In addition, both Yuri Khidekel, Vice President-- Software, and Yury Shapiro, Vice President--Hardware, serve as key researchers and developers for Identicator Technology and are responsible for Identicator Technology's research and development activities. If Identicator Technology loses the services of its key personnel, it could have a severe negative impact on Identicator Technology's financial results.

                     IDT STOCKHOLDER APPROVAL OF THE MERGER

   This prospectus is furnished in connection with the solicitation by IDT's board of directors of the written consent of the holders of IDT common stock to approve the merger.

Informational Meeting

   An informational meeting will be held for all IDT stockholders at IDT's principal office located at 1150 Bayhill Drive, Suite 215, San Bruno, California 94066, on April 26, 1999, starting at 10:00 a.m., local time.

   This prospectus and the accompanying form of written consent are first being mailed to the IDT stockholders on or about April 19, 1999.

Matter to be Acted Upon By Written Consent

   Stockholders of IDT are being asked to act by written consent to approve the adoption of the merger agreement and to approve the merger. A copy of the merger agreement and certain related agreements are included in this prospectus as Appendices A to C.

Record Date

   The IDT board has fixed the close of business on April 9, 1999 as the record date. Only record holders of IDT common stock on the record date are entitled to vote upon the merger agreement and the merger by written consent. On the record date, there were 2,727,762 shares of IDT common stock outstanding and entitled to vote held by approximately 129 stockholders of record. There were no shares of IDT Series A preferred stock outstanding on the record date.

   Each holder of record on the record date is entitled to one vote per share of common stock. Affirmative votes must be submitted to IDT by written consent.

Votes Required

   Under the IDT certificate of incorporation and the Delaware corporate law, the approval of the holders of a majority of the shares of IDT common stock outstanding on the record date is required to approve the adoption of the merger agreement and approve the merger. Failure by an IDT stockholder to submit a written consent to IDT will have the same legal effect as a vote against approval of the adoption of the merger agreement and against approval of the merger.

   As of the record date, International Technology Concepts, Inc. and directors of IDT together owned 1,922,181 shares of IDT common stock, or approximately 70% of the shares of IDT common stock outstanding. These stockholders of IDT have entered into a voting agreement in which they have agreed, among other things, to vote all of their shares of IDT common stock in favor of the merger. See "The Merger--Voting Agreement."

   As of the date of this prospectus, neither Identix nor any of its subsidiaries owned any shares of IDT common stock.

Revocation of Written Consent

   A stockholder may revoke his, her or its written consent at any time prior to the time when sufficient consents approving the adoption of the merger agreement and approving the merger are delivered to IDT. Revocation may be made by delivering to the Secretary of IDT a signed revocation notice. All written revocation notices and other communications with respect to revocation of written consents by IDT stockholders should be addressed as follows:
Identicator Technology, 1150 Bayhill Drive, Suite 215, San Bruno, California 94066, Attention: Marie Fernandez, or hand delivered to the Secretary or the Secretary's designated agent.

Solicitation of Consents and Expenses

   Identix will pay the cost of printing and mailing this prospectus. In addition to solicitation by mail, consents may be solicited in person by directors, officers and employees of IDT without additional compensation, and by telephone, email, facsimile, or similar method. The extent to which this will be necessary depends entirely upon how promptly written consents are returned.

   The matters set forth in this prospectus are of great importance to the stockholders of IDT. Accordingly, IDT stockholders are urged to read and carefully consider the information presented in this prospectus, and to complete, date, sign and promptly return the enclosed written consent in the enclosed postage-paid envelope.

            IDT stockholders should not send any stock certificates
                          with their written consents.

                                   THE MERGER

Background of the Merger

   Management of Identix and Identicator Technology (including its predecessors) have known each other and have been familiar with the products of each company for many years.

   During the summer and fall of 1997, Oscar Pieper, the current President and Chief Executive Officer of Identicator Technology, had approximately two or three meetings with Randall C. Fowler, the Chief Executive Officer, President and Chairman of Identix, and James P. Scullion, the Executive Vice President and Chief Financial Officer of Identix. During these meetings, they discussed potential strategic relationships between the two companies and the possibility of Identix acquiring Identicator Technology. No agreements were reached and Identicator Technology continued to plan for its independent existence, including the restructuring of its business from a partnership to a corporation to enhance its competitiveness and viability as a stand-alone company.

   On November 3, 1997 and November 14, 1997, Mr. Pieper and Mr. Scullion had telephone conversations in which they discussed the companies, a possible acquisition and the valuations the two companies considered appropriate. Mr. Pieper and Mr. Scullion concluded that no transaction could be consummated between the two companies at that time.

   On May 7, 1998, Mr. Scullion and Mr. Pieper met so that Mr. Scullion could present a proposal for an acquisition of Identicator Technology. Again, Mr. Pieper and Mr. Scullion concluded that no transaction could be consummated between the two companies at that time.

   On August 5, 1998, Mr. Scullion and Mr. Pieper met so that Mr. Scullion could present a revised proposal for an acquisition of Identicator Technology based on recent commercial announcements by Identicator Technology. Based on the terms presented, they decided to continue negotiations relating to an acquisition of Identicator Technology and entered into a confidentiality agreement to permit limited due diligence to begin.

   Over the period from August 7, 1998 through September 18, 1998, Mr. Scullion and Mr. Pieper continued to discuss the potential terms of a transaction.

   On September 18, 1998, the two parties reached a general understanding as to the economic terms that would potentially be acceptable to both parties.

   In October 1998, the parties commenced negotiating definitive documentation for the transaction and commenced full due diligence.

   Through November 14, 1998, the parties, as well as their legal and accounting advisors, had numerous meetings to negotiate the terms of the transaction and the definitive documentation and to perform due diligence. During this process, the parties consulted with outside investment banks, but neither party engaged the services of an investment bank. On November 14, 1998, the parties concluded negotiations and executed the merger agreement.

   The number of Identix shares to be issued in connection with the merger was determined through arms length negotiations based on the parties' judgments of what constitutes a fair and appropriate value for IDT. In making these judgments, the parties considered numerous factors, including those discussed in the following sections entitled "IDT's Reasons for the Merger; Recommendation of the IDT Board" and "Identix's Reasons for the Merger." No one specific formula was employed to arrive at the number of Identix shares to be issued in connection with the merger.

   The other terms and conditions of the transaction, including the escrow and the share lockup provisions, were also the subject of extensive arms length negotiations. The purpose of the escrow was to provide a mechanism for Identix to obtain redress for breaches or misrepresentations by IDT relating to the merger agreement or this prospectus. The purpose of the share lockup was that, given the large number of Identix shares to be issued in connection with the merger, Identix wanted to stage the timing by which those shares could be sold into the open market.

IDT's Reasons for the Merger; Recommendation of the IDT Board

   On November 14, 1998, the board of directors of IDT unanimously determined the merger to be fair to, and in the best interests of, IDT and its stockholders. The IDT board unanimously approved the merger agreement and unanimously decided to recommend that IDT stockholders approve and adopt the merger agreement and approve the merger. In making this determination, the IDT board considered the factors listed below:

     1. Identix can provide Identicator Technology access to significantly greater sales and marketing resources, management resources and capital than Identicator Technology currently has available to it. These greater resources will enhance the opportunity for increased sales and visibility in the marketplace.

     2. Identix's product offerings are complementary to Identicator Technology's product offerings. The combination of the two companies brings together a broad spectrum of biometric fingerprint product offerings and technologies that will enable the combined company to provide biometric fingerprint solutions for virtually any application in the information technology, physical access control and law enforcement markets.

     3. IDT stockholders will receive stock in a larger company that is publicly traded, thereby allowing the IDT stockholders an opportunity to participate in the potential growth of the combined company and also allow them to get liquidity for their stock holdings in the public market if they so desire.

     4. Pursuant to the merger, Identicator Technology will initially operate as a stand-alone entity and be able to continue on its current business course.

   The IDT board also considered a number of factors relating to the merger, including, but not limited to:

  . historical information concerning Identix's and Identicator Technology's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including Identix's public reports filed with the SEC for the most recent fiscal periods;

  . Identicator Technology management's view of the financial condition, results of operations and businesses of Identicator Technology and Identix before and after giving effect to the merger;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Identix common stock;

  .  the consideration to be received by IDT stockholders in the merger;

  . the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

  . Identicator Technology management's view of the prospects of Identicator Technology as an independent company;

  . the potential for other third parties to enter into strategic relationships with or acquire Identicator Technology;

  . the potential for Identicator Technology to raise money in public or private markets;

  . the expected impact of the merger on Identicator Technology's customers and employees; and

  . reports from Identicator Technology management and legal advisors as to the results of the due diligence investigation of Identix.

   The IDT board also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

  . the risk that the potential benefits sought in the merger might not be fully realized;

  . the possibility that the merger might not be consummated and the effect of the public announcement of the merger on Identicator Technology's business;

  . the substantial charges to be incurred in connection with the merger, including accounting charges and costs of integrating the businesses and transaction expenses arising from the merger;

  . the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company;

  . foregoing the potential opportunities and benefits to Identicator Technology from remaining independent; and

  .  various other risks.

   The IDT board believed that the above risks were outweighed by the potential benefits of the merger.

   Prior to negotiations with Identix, IDT's focus had been on negotiating private debt and equity financing and continuing the company as an independent entity. Based on its review of the positive and negative factors described above, IDT's management and board of directors concentrated on the following considerations in choosing the merger over remaining independent or pursuing alternative purchasers:

  . a comparison of the valuation of IDT in Identix's offer to available term sheets from private equity investors;

  .  the receipt of registered, publicly tradeable stock from Identix;

  .  IDT's familiarity with and respect for the management of Identix;

  .  the synergies to be achieved in a merger with Identix;

  .  the capital resources available to a public company; and

  . the possibility for the combined company to continue to implement, and for the value of IDT's stockholders' investment to be influenced by, IDT's strategic plan following the stock-for-stock merger.

While it may be possible for IDT to achieve several of these benefits by remaining independent with private financing, IDT has no assurance that private financing would be available on acceptable terms, in adequate amounts or at the times needed by IDT to achieve comparable results.

   As part of this analysis, IDT consulted with various advisors, including individuals in the investment banking business, to assess their judgments of Identix, the stock market's reaction to a combination between Identix and Identicator Technology and the proposed valuation of the transaction. While IDT did not retain an investment bank in connection with the transaction, IDT determined that it had the necessary information and the appropriate internal and external resources to evaluate the benefits, the risks and the fairness of the transaction without retaining the services of an investment bank.

   The IDT board unanimously recommends that the holders of IDT common stock consent to the approval and adoption of the merger agreement and approval of the merger.

Identix's Reasons for the Merger

   On November 5, 1998, the board of directors of Identix unanimously determined the merger to be fair to, and in the best interests of, Identix and its stockholders. The Identix board unanimously approved the merger agreement. In making this determination, the Identix board considered the factors listed below:

    1. The combination of the two companies brings together a broad spectrum of biometric product offerings and technologies that will enable the combined company to provide solutions for virtually any biometric fingerprint application in the information technology, physical access control and law enforcement markets.

    2. Identicator Technology's management team has established a strong reputation in the biometrics marketplace and brings valuable marketing and engineering resources to Identix.

    3. Identicator Technology has established key strategic relationships with a number of large companies in the information technology and data security marketplaces and has taken a leadership position for establishing standards in the industry.

    4. Identicator Technology has products and technologies that complement Identix's products and technologies and that may be able to enhance Identix's products.

   The Identix board also considered a number of factors relating to the merger, including, but not limited to:

  . historical information concerning Identix's and Identicator Technology's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position;

  . Identix management's view of the financial condition, results of operations and businesses of Identicator Technology and Identix before and after giving effect to the merger;

  .  the consideration to be issued in the merger;

  . the belief that the terms of the merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

  . Identix management's view of the prospects of Identix as an independent company;

  .  the expected impact of the merger on Identix's customers and employees;
     and

  . reports from Identix's management and legal and accounting advisors as to the result of the due diligence investigation of Identicator Technology.

   The Identix board also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

  . the risk that the potential benefits sought in the merger might not be fully realized;

  . the possibility that the merger might not be consummated and the effect of the public announcement of the merger on Identix's business;

  . the substantial charges to be incurred by Identix in connection with the merger, including accounting charges and costs of integrating the businesses and transaction expenses arising from the merger;

  . the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company; and

  .  various other risks.

   The Identix board believed that the above risks were outweighed by the potential benefits of the merger.

   In evaluating the transaction, Identix consulted with various investment banks to assess their judgments of Identicator Technology, the stock market's reaction to a combination between Identix and Identicator Technology and the proposed valuation of the transaction. Identix, however, did not retain an investment bank in connection with the transaction. Identix reached the conclusion that it had the necessary information and the appropriate internal and external resources to evaluate the benefits, the risks and the fairness of the transaction without retaining the services of an investment bank.

Actions Preceding the Merger

   Prior to the closing of the merger, Identicator Technology, Inc. will merge with and into IDT.

Operations Following the Merger

   Following the merger, Identicator Technology will continue its operations as a wholly-owned subsidiary of Identix. The membership of the Identix board of directors will remain unchanged as a result of the merger, and the members of the IDT board of directors shall consist of two continuing members, Oscar Pieper and Yuri Khidekel, and two officers of Identix, Randall
C. Fowler, President and CEO of Identix, and James P. Scullion, Executive Vice President and Chief Financial Officer of Identix. The following officers of IDT shall continue as the officers of IDT after the merger: Oscar Pieper, President; Yuri Khidekel, Vice President-Software; Yury Shapiro, Vice President-Hardware; and Grant Evans, Vice President-Sales and Marketing. The stockholders of IDT will become stockholders of Identix, and their rights as stockholders will be governed by Identix's certificate of incorporation and Identix's bylaws and the laws of the State of Delaware. See "Comparison of Capital Stock."

Interests of IDT Officers and Directors in the Merger

   Four members of IDT's management, three of whom also serve on IDT's board of directors, have interests in the merger that are in addition to their interests as stockholders of IDT generally. The IDT board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement.

   Pursuant to their terms, the vesting of approximately 868,488 shares underlying options held by officers, directors and service providers will accelerate upon the consummation of the merger, including approximately 330,014 shares underlying options held by four officers and directors of IDT. Furthermore, Identix will enter into employment agreements and noncompetition agreements with Mr. Pieper, Mr. Evans, Mr. Khidekel, and Mr. Shapiro. In connection with the employment agreements, each of those officers will receive an option to purchase 100,000 shares of Identix common stock at an exercise price equal to the closing price of the Identix common stock on AMEX on the closing date of the merger. The employment agreements provide that in the event of any "termination other than for cause" by Identix or "resignation for good reason" by the employee, the employee will receive severance pay of between 12 and 15 months of the employee's salary and the options will vest in full on the date of termination. See "The Merger Agreement--Employment and Noncompetition Agreements."

   In connection with the merger, Identix will enter into an agreement with International Technology Concepts, Inc. under which International Technology Concepts will provide administrative, research, development, testing and production services and access to facilities to Identix. In addition, Identix will enter into an agreement with Identicator, Inc. under which Identicator, Inc. will provide administrative services and a trademark license to Identix. Identicator, Inc. will enter into an agreement with Identix under which Identix will provide access to facilities to Identicator, Inc. Mr. Khidekel and Mr. Shapiro are currently officers, directors and stockholders of International Technology Concepts, Inc. Mr. Pieper and Harry F. Camp, the Chairman and a director of IDT, are currently directors and stockholders of Identicator, Inc.

Material Federal Income Tax Consequences

   The following discussion summarizes the material federal income tax considerations of the merger generally applicable to IDT stockholders. It is a condition to the obligation of Identix to consummate the merger that Identix shall have received an opinion of Heller Ehrman White & McAuliffe ("HEWM"), and it is a condition to the obligation of IDT to consummate the merger that IDT shall have received an opinion of Brobeck, Phleger & Harrison LLP ("BPH"), in each case dated as of the date upon which the merger is consummated and based on representations made by Identix and IDT, to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and that IDT, Identix and Identix's merger subsidiary will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

   The discussion below under "--Exchange of IDT Stock for Identix Common Stock," "--Cash Received in Lieu of Fractional Shares" and "--Reporting Requirements" represents the opinions of HEWM and BPH as to the probable treatment of the merger. It assumes that the merger will be treated in accordance with the opinions of HEWM and BPH to be delivered at closing. Opinions of counsel are not binding on the IRS or the courts. There can be no assurance that the IRS will not successfully contend that the merger is a taxable transaction. No advance ruling from the IRS has been or will be sought.

   The discussion below is based upon the Internal Revenue Code, the applicable Treasury Department regulations thereunder, judicial authority and current administrative rulings and practice, all as in effect as of the date hereof. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein. Any changes or interpretations could have retroactive effect and could affect the federal income tax consequences to IDT stockholders.

   The following discussion does not address the consequences of the merger under state, local or foreign law, nor does the discussion address all aspects of federal income taxation that may be important to a IDT stockholder in light of that stockholder's particular circumstances, including, without limitation, issues concerning stockholders that are financial institutions, insurance companies, foreign individuals and entities, tax-exempt entities, dealers in securities, persons who acquired IDT common stock or IDT Series A preferred stock pursuant to the exercise of an employee option (or otherwise as compensation) or persons holding IDT stock as part of an integrated investment (including a "straddle") composed of IDT stock and one or more other positions. This discussion assumes that IDT stockholders hold their respective IDT stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

   The discussion below does not address the taxability of any transactions other than the merger, nor does it address the effect of the merger on the taxation of IDT stockholders who engaged in transactions other than the merger. In particular, the discussion below does not, and the opinions of HEWM and BPH will not, address the tax consequences of previous corporate transactions involving IDT or Identicator Technology, or the effect of the merger on such transactions, including (i) the spin-off of Identicator, Inc. by Identicator Corporation in 1997 and (ii) the reorganization in which the joint venture in which the biometrics business was previously conducted (known as Identicator Technology, a California partnership) was restructured into Identicator Technology, Inc., a Delaware corporation and wholly-owned subsidiary of IDT (the "Restructuring"). As part of the Restructuring, Identicator Corporation was also acquired by Identicator Technology.

  Exchange of IDT Stock for Identix Common Stock. Except as discussed below under "--Cash Received in Lieu of Fractional Shares," and "--Effect of Merger on Previous Transactions," and assuming that the merger qualifies as a "reorganization" within the meaning of Section

  368(a) of the Internal Revenue Code, no gain or loss will be recognized for federal income tax purposes by IDT stockholders who exchange their IDT stock for Identix common stock pursuant to the merger. The aggregate tax basis of Identix common stock received as a result of the merger will be the same as the stockholder's aggregate tax basis in the IDT stock surrendered in the exchange, reduced by any tax basis allocable to fractional shares exchanged for cash, and the holding period of the Identix common stock will include the period for which the stockholder has held or is deemed to have held the IDT stock surrendered therefor. If the IRS were to successfully contend that the merger is a taxable transaction, each IDT stockholder would be taxed based on the fair market value of the Identix common stock received over his or her tax basis in the IDT stock surrendered.

  Cash Received in Lieu of Fractional Shares. The payment of cash to an IDT stockholder in lieu of a fractional share interest in Identix common stock will be treated as if the fractional share had been distributed as part of the exchange and then redeemed by Identix. The cash payment will be treated as having been received as a distribution in payment for the Identix common stock hypothetically redeemed as provided in Section 302 of the Internal Revenue Code. This generally should result in the recognition of capital gain or loss measured by the difference between the amount of cash received and the portion of the tax basis of the IDT stock allocable to such fractional share interest. In the case of an individual, capital gain recognized with respect to cash received in lieu of fractional share interests in Identix common stock generally will be taxable at favorable rates as long-term capital gain if the individual held his or her IDT stock for more than one year at the effective time of the merger and at ordinary income rates as a short-term capital gain if the individual held his or her IDT stock for one year or less at the effective time of the merger. The deductibility of capital losses is subject to limitation.

  Dissenters. Any dissenters should seek their own tax advice as to the treatment of any amounts received or expended by them.

  Reporting Requirements. Each IDT stockholder that receives Identix common stock in the merger will be required to file with the stockholder's federal income tax return a statement setting forth the basis of the IDT stock surrendered and the fair market value of the Identix common stock and any other property received in the merger, and to retain permanent records of these facts relating to the merger.

  Effect of Merger on Previous Transactions. As noted above, this discussion does not address, and neither HEWM nor BPH will render an opinion with respect to, the tax consequences to IDT, or the IDT stockholders, of transactions previously engaged in by IDT or Identicator Technology. There is a risk that the IRS could successfully contend that the merger causes the Restructuring, if it was otherwise a nontaxable transaction, to be a taxable transaction.

  Backup Withholding. Unless an exemption applies under applicable law and regulations Identix is required to withhold, and will withhold, 31% of any cash payments to an IDT stockholder in the merger unless the stockholder provides the appropriate form as described below. Each IDT stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information, including the stockholder's taxpayer identification number, and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Identix.

   The preceding discussion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. Thus, IDT stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws, the effect of any proposed changes in the tax laws and the effect of the merger on the taxability of previous corporate transactions of IDT or Identicator Technology.

Regulatory Approvals

   Identix and IDT were not required to file notifications and furnish information pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, to the Federal Trade Commission or to the federal Department of Justice. At any time, before or after the consummation of the merger, the Department of Justice, the Federal Trade Commission or any state or foreign governmental authority, could take action under the antitrust laws as it deems necessary or desirable in the public interest. Any action could include seeking to enjoin the consummation of the merger or seeking divestiture of substantial assets of Identix or IDT. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Appraisal Rights

   IDT is organized under the Delaware General Corporation Law. IDT stockholders who do not consent to the merger are entitled to exercise rights of appraisal under Delaware corporate law. In addition, because IDT operates in California and a majority of its capital stock is held by persons with addresses in California, it is subject to certain California laws, including dissenters' rights under the California General Corporation Law. An IDT stockholder who does not vote in favor of the merger by returning a signed written consent may exercise appraisal or dissenters' rights under either Delaware corporate law or California corporate law, but may only receive an award under one of the statutes. The shares of dissenting IDT stockholders who have properly exercised their rights to an appraisal under Delaware corporate law or dissenters' rights under California corporate law are referred to in this document as "dissenting shares."

 Delaware Law

   Pursuant to Delaware corporate law, any IDT stockholder who (1) has not consented to the merger and (2) has met the conditions and properly complied with the requirements of Delaware corporate law will be entitled to appraisal rights. Appraisal rights give stockholders the right to dissent from the merger by demanding payment in cash for their shares equal to the fair value of their shares, excluding any appreciation or depreciation resulting from the merger. The fair value will be determined by agreement with the corporation or an independent appraisal. The following summary of appraisal rights under Delaware corporate law should be read in conjunction with, and is qualified in its entirety by, the full text of Section 262 of the Delaware corporate law, which is attached as Appendix D to this prospectus. By failing to follow the statutory procedures set forth in Section 262, a stockholder may terminate or waive its appraisal rights under Delaware corporate law.

   No later than ten days after the effective time of the merger, IDT will give written notice of the approval of the merger to all IDT stockholders of record who did not consent to the merger and are entitled to exercise appraisal rights. The notice will state the effective time of the merger, or if it is not known, IDT will send a later notice with that information. Any stockholder wishing to exercise appraisal rights must submit a written demand for appraisal to IDT within 20 days after the date IDT mails the notice of approval of the merger to IDT stockholders.

   Within 120 days after the effective time of the merger, upon written request, IDT will send any stockholder who has submitted a demand for appraisal a statement setting forth the aggregate number of shares not voted in favor of the merger for which demands for appraisal have been received, and the aggregate number of holders of dissenting shares.

   If IDT and a dissenting stockholder do not agree upon the value of the holder's shares of stock, either IDT or the holder may file within 120 days after the effective time of the merger a petition in Delaware Court of Chancery demanding a determination of the value of the stockholder's shares. In that proceeding, the Court will determine the fair market value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the fair value of the shares. The costs of the proceeding may be determined by the Court and assessed against the parties as the Court deems equitable in the circumstances. In addition, the Court may, upon application of a stockholder, order all or any part of the expenses incurred by the holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and expenses and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal. Notwithstanding the foregoing, at any time within 60 days after the effective time of the merger, any stockholder that has demanded appraisal shall have the right to withdraw the holder's demands for appraisal and to accept the terms offered in the merger.

   After the effective time of the merger, any stockholder who has demanded appraisal rights will not be entitled to vote that holder's shares for any purpose or be entitled to the payment of dividends or other distributions on those shares that are declared with a record date on or after the effective time of the merger, unless that holder's right to appraisal ceases. A stockholder's appraisal right will terminate if (1) no petition for an appraisal is filed within 120 days of the effective time of the merger with Delaware Court of Chancery or (2) that holder delivers to IDT a written withdrawal of the holder's demand for an appraisal and an acceptance of the merger, either within 60 days after the effective time of the merger or thereafter with the written approval of IDT.

   Appraisal rights are exercisable only by the holder of record, not by a beneficial owner who does not hold the shares of record.

 California Law

   In addition to IDT stockholders' appraisal rights under Delaware Corporate Law, the IDT stockholders are also entitled to dissent from the merger under Chapter 13 of California corporate law. The following summary of Chapter 13 should be read in conjunction with, and is qualified in its entirety by, the full text of Chapter 13, which is attached as Appendix E to this prospectus. By failing to follow the statutory procedures set forth in Chapter 13, a stockholder may terminate or waive its dissenters' rights under California corporate law.

   If the merger is approved by the affirmative consent of the holders of a majority of the outstanding shares of IDT common stock, any stockholder who (1) has not consented to the merger and (2) has fully complied with all applicable provisions of Chapter 13 will hold dissenting shares. Dissenters rights give a stockholder the right to require IDT to purchase the shares of IDT common stock held by that stockholder for cash equal to the fair market value of the shares, excluding any appreciation or depreciation resulting from the merger, determined in accordance with Chapter 13. Under California corporate law, no stockholder of IDT who is entitled to exercise dissenters' rights has any right at law or in equity to contest the validity of the merger or to have the merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the merger had legally consented to the merger.

   Within 10 days after the approval of the merger by IDT stockholders, IDT must notify all IDT stockholders who may exercise dissenters' rights of the approval and must offer all of those stockholders a cash price for their shares which IDT considers to be the fair market value of the shares. The notice must also contain a brief description of the procedure to be followed under Chapter 13 to dispute the price offered and attach a copy of the relevant provisions of California corporate law in order for a stockholder to exercise the right to have IDT purchase his or her shares.

   For a holder of IDT common stock to exercise dissenters' rights under California corporate law, the procedures to be followed under Chapter 13 include the following requirements:

    (1) The stockholder of record must not have submitted a written consent approving the merger. It is sufficient to abstain from voting by not returning the written consent. In addition, the stockholder may consent with respect to part of his or her shares for the merger without losing the right to exercise dissenters' rights as to other shares which were not voted.

    (2) Any stockholder who wishes to have its shares purchased must make a written demand to have IDT purchase those shares for cash at their fair market value. Merely withholding your consent does not constitute a demand for purchase. A demand must:

      (a) be made by the person who was the stockholder of record on the record date, or the stockholder's duly authorized representative, and not by someone who is merely a beneficial owner of the shares and not by a stockholder who acquired the shares subsequent to the record date;

      (b) state the number and class of dissenting shares held of record by the dissenting stockholder;

      (c) include a demand that IDT purchase the shares at the dollar amount that the stockholder claims to be the fair market value of the shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the proposed merger, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter. IDT believes that the date for the calculation of fair market value is November 13, 1998. A stockholder may take the position in the written demand that a different date is applicable. The stockholder's statement of fair market value constitutes an offer by such dissenting stockholder to sell the shares to IDT at that price.

   The written demand must be received by IDT no later than 30 days from the date IDT's notice respecting approval of the merger was mailed to the IDT stockholders. A stockholder may not withdraw a demand for payment without the consent of IDT. Under California corporate law, a demand by a stockholder is not effective for any purpose unless it is received by IDT.

   In addition, within 30 days after the date on which the notice of the approval of the merger is mailed by IDT to its stockholders, the stockholder's certificates representing any shares which the stockholder demands be purchased, must be submitted to IDT, at its principal office, or at the office of its transfer agent, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Upon subsequent transfer of those shares, the new certificates will be similarly stamped, together with the name of the original dissenting stockholder.

   If IDT and a holder of IDT dissenting shares agree that the shares held by that stockholder are eligible for dissenters' rights and agree upon the price of the shares, the holder of IDT dissenting shares is entitled to receive from IDT the agreed price with interest thereon at the legal rate on judgments from the date of such agreement. Any agreement fixing the fair market value of dissenting shares as between IDT and the holders thereof must be filed with Harry F. Camp of IDT at the address set forth below. Subject to certain provisions of Section 1306 and Chapter 5 of California corporate law, payment of the fair market value of IDT dissenting shares shall be made within 30 days after the amount has been agreed upon or within 30 days after any statutory or contractual conditions to the merger are satisfied, whichever is later, subject to the surrender of the certificate therefor, unless provided otherwise by agreement.

   If IDT and a holder of IDT dissenting shares fail to agree on either the fair market value of the shares or on the eligibility of the shares to be purchased, then either the holder of IDT dissenting shares or IDT may file a complaint for judicial resolution of the dispute in the superior court of the proper county. The complaint must be filed within six months after the date on which the respective notice of approval is mailed to the stockholders. If a complaint is not filed within six months the shares will lose their status as IDT dissenting shares. Two or more holders of IDT dissenting shares may join as plaintiffs or be joined as defendants in such an action. If the eligibility of the shares is at issue, the court must first decide that issue. If the fair market value of the shares is in dispute, the court must determine, or shall appoint one or more impartial appraisers to assist in its determination of, the fair market value. The cost of the action will be assessed or apportioned as the court considers equitable. If, however, the appraised value of the dissenting shares exceeds the price offered by IDT, IDT must pay such costs.

   Any demands, notices, certificates or other documents required to be delivered to IDT may be sent to Identicator Technology, 1150 Bayhill Drive, Suite 215, San Bruno, California 94066, Attention: Harry F. Camp.

   It is a condition of the merger agreement that the aggregate number of dissenting shares not exceed five (5%) percent of the aggregate number of shares of Identix common stock that would be issued in the merger at the effective time of the merger if there were no dissenting shares. In the event that the 5% threshold is exceeded, then notwithstanding the percentage of approval for the merger proposal obtained by written consent, Identix will not be obligated to close the merger.

                              THE MERGER AGREEMENT

   The following is a brief summary of certain provisions of the merger agreement and the other agreements to be entered into in connection with the merger agreement. This summary is qualified in its entirety by reference to the full text of the merger agreement and the other agreements which are attached as Appendices A through C of this prospectus.

Closing; Effect of Merger

   The merger will close as soon as all the conditions to the merger have been satisfied or waived. The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. The certificate of merger will be filed on the closing date. The closing and effective time of the merger are anticipated to be on or about April 26, 1999.

   At the effective time of the merger, (1) the Identix merger subsidiary will be merged with and into IDT, (2) the separate corporate existence of that subsidiary will cease, and (3) IDT will be the surviving corporation and will be a wholly-owned subsidiary of Identix.

Conversion of Securities

 Common Stock

   At the effective time of the merger, each share of IDT common stock issued and outstanding immediately prior to the effective time (other than any IDT dissenting shares) will automatically be converted into the number of shares of Identix common stock determined by dividing:

  (1) 5,050,000, less the number of shares issuable upon conversion of outstanding IDT Series A preferred stock, if any, and upon exercise of the IDT warrants to purchase Series A preferred stock assumed by Identix, by

  (2) the sum of the number of shares of IDT common stock outstanding immediately prior to the effective time plus the number of shares of IDT common stock covered by all IDT stock options outstanding immediately prior to the effective time, including vested and unvested options.

   The quotient determined by dividing (1) by (2) is referred to as the "exchange ratio." Each share of common stock of the Identix merger subsidiary outstanding immediately prior to the effective time of the merger will be converted into one share of common stock of the surviving corporation.

   No fractional shares will be issued in connection with the merger. In lieu of a fraction of a share of Identix common stock, each IDT stockholder will receive in cash the fair market value of its fractional share determined by valuing the Identix common stock at the average of the high and low prices of the Identix common stock on the AMEX on the trading day immediately before the closing date as reported in the Wall Street Journal.

 Preferred Stock

   There are currently no shares of IDT Series A preferred stock issued and outstanding, but there are outstanding IDT warrants to purchase 60,000 shares of Series A preferred stock. If any of the IDT warrants are exercised prior to the merger and shares of IDT Series A preferred stock are outstanding at the effective time of the merger, each outstanding share of IDT Series A preferred stock, other than any dissenting shares, will automatically be converted into the number of shares of Identix common stock equal to dividing:

  (1) $9.00, by

  (2) the average of the closing prices of the Identix common stock on the AMEX over a thirty-day period ending three days prior to the closing date or any other exchange ratio as is mutually agreed by IDT, Identix and holders of all outstanding IDT Series A preferred stock and IDT warrants (the "preferred exchange ratio").

   Any IDT warrants which are not exercised prior to the effective time will be assumed by Identix. See "--IDT Warrants."

 IDT Warrants

   At the effective time of the merger, all outstanding IDT warrants will be assumed by Identix and will represent the right to receive upon exercise, a number of shares of Identix common stock equal to the number of shares of IDT Series A preferred stock covered by the warrant multiplied by the preferred exchange ratio at an exercise price equal to the quotient obtained by dividing:

  (1) the exercise price per share of IDT Series A preferred stock, by

  (2) the preferred exchange ratio.

The exercise price will be rounded to the nearest two-place decimal. Identix will assume all IDT warrants in full.

 IDT Options

   At the effective time of the merger, each IDT option outstanding under IDT's 1998 Stock Option/Stock Issuance Plan or Identicator Corporation's 1995 Stock Option Plan, will be assumed by Identix and will represent an option to purchase that number of shares of Identix common stock equal to the product determined by multiplying:

  (1) the number of shares of IDT common stock issuable upon exercise of the IDT option, by

  (2) the exchange ratio.

   Each assumed IDT option will be exercisable at an exercise price equal to the quotient obtained by dividing:

  (a) the exercise price per share of the IDT option, by

  (b) the exchange ratio.

   The exercise price will be rounded to the nearest two-place decimal. Any fractional shares will be rounded to the nearest whole share of Identix common stock. Identix will assume the IDT options in full and all of IDT's other rights and obligations under the IDT stock option plans. The IDT options will be exercisable after the effective time upon the same terms and conditions as under the IDT stock option plans. Within 45 days following the effective time, Identix will file a registration statement on Form S-8 under the Securities Act of 1933 covering the shares of Identix common stock issuable upon exercise of the assumed IDT options.

Exchange Procedures

   Promptly after the closing date, Identix, acting through ChaseMellon Shareholder Services, LLC as exchange agent, will mail to each IDT stockholder of record immediately prior to the closing date, a transmittal letter and instructions for surrendering IDT stock certificates. Upon surrender to the exchange agent of an IDT stock certificate and an executed copy of the transmittal letter, the holder of the surrendered IDT stock certificate will be entitled to receive:

  . a certificate for Identix common stock, subject to the issuance of 10% of the shares into escrow (see "--Indemnification and Escrow" below) and the legending of a portion of the shares issued to certain holders as described under "--Fifteen-Month Resale Restriction;"

  .  cash in lieu of any fractional shares; and

  . unpaid dividends and distributions, if any, which the holder has the right to receive in respect of the IDT stock surrendered.

   IDT stockholders should not send in their stock certificates to the exchange agent until they receive a letter of transmittal.

   At the effective time of the merger, each outstanding IDT option and warrant will be assumed by Identix without any action on the part of the holder thereof. Option, warrant and stock purchase agreements should not be surrendered.

Indemnification and Escrow

   The merger agreement provides that IDT and its stockholders will indemnify Identix for any damages incurred by Identix in connection with:

  .  IDT's breach of a representation or warranty under the merger agreement;

  . IDT's failure to perform any agreement or covenant under the merger agreement; or

  . any untrue or alleged untrue statement or omission of material fact in the registration statement or prospectus which relates to Identicator Technology and is based on information furnished by Identicator Technology.

   At the effective time of the merger, one stock certificate representing, in the aggregate, 10% of the shares of Identix common stock issuable to the IDT stockholders in the merger will be delivered to U.S. Bank Trust National Association, Global Escrow Depository Services, as escrow holder. The escrow holder will hold and release the escrow shares in accordance with the escrow agreement. A copy of the escrow agreement is attached to this prospectus as Appendix C.

   The IDT board of directors has selected Harry F. Camp to act as the stockholder representative for the holders of the escrow shares with respect to all matters under the merger agreement and escrow agreement. Your approval of the merger agreement and the merger will constitute approval of the terms of the escrow agreement and ratification of the selection of the stockholder representative. The escrow agreement provides a procedure for Identix to make claims for indemnification against the escrow shares and for the stockholder representative to dispute any claims if appropriate. All escrow shares which are not the subject of a claim by Identix or a dispute will be distributed to the IDT stockholders one year from the closing date. Upon distribution from escrow, the escrow shares may not be sold, pledged or otherwise transferred until fifteen months after closing, except upon the death of a stockholder.

   In addition, in order to provide Identix with at least 434,300 shares of Identix common stock for indemnification under the merger agreement, IDT will ask each holder of IDT options or warrants to agree in writing that 10% of their IDT options and warrants, and the underlying Identix common stock, are subject to the provisions of the escrow agreement. Any damages incurred by Identix which exceed the value of the escrow shares will be satisfied by a pro rata cancellation of the options and warrants, and the underlying Identix common stock.

   Any ordinary cash dividends paid with respect to the escrow shares while in escrow will be paid to the IDT stockholders. Any other dividends or distributions with respect to the escrow shares will be paid into escrow. The certificate representing the escrow shares will be accompanied by a separate stock power endorsed in blank by the stockholder representative. The holders of the escrow shares will retain their voting rights with respect to the escrow shares while in escrow.

   The escrow shares and the IDT option and warrant shares discussed above constitute the absolute limit on the obligations of IDT and the IDT stockholders to indemnify Identix under the merger agreement. Identix may only make claims against the escrow and IDT option and warrant shares if the amount of damages sought by Identix exceeds $175,000 in the aggregate, in which case Identix may make a claim for the full amount of damages including the first $175,000.

Fifteen-Month Resale Restriction

   The merger agreement provides that a total of 2,525,000 shares of Identix common stock issuable in the merger or pursuant to the exercise of options and warrants assumed in the merger will either be:

  .  subject to the escrow agreement (See "--Indemnification and Escrow") or

  . subject to a "lock-up period" for fifteen months from the effective time of the merger.

The shares subject to the lock-up period may not be sold, pledged or otherwise transferred during the lock-up period, except upon the death of a stockholder. IDT will ask each holder of IDT options or warrants assumed by Identix to agree in writing to be bound by the lock-up period with respect to 40% of the holder's shares issuable upon exercise of their IDT options and warrants. In addition, a portion of the shares of Identix common stock issued in the merger to each IDT stockholder who holds more than 1,000 shares of IDT common stock (a "Principal Stockholder") will automatically be subject to the lock-up period.

   In addition to the escrow shares, the aggregate number of shares held by the Principal Stockholders automatically subject to the lock-up period will be determined by subtracting from 2,525,000 the sum of:

  (1) the number of Identix shares issued in the merger, or issuable upon exercise of IDT options and warrants, subject to the escrow agreement and

  (2) the number of shares issuable by Identix upon exercise of assumed IDT options and warrants subject to the lock-up period.

The resulting number of shares will be automatically restricted and will be allocated among the Principal Stockholders on a pro rata basis. The restricted shares will bear a legend describing their restrictions. If you are a Principal Stockholder, approval of the merger by the IDT stockholders will bind you to the fifteen-month lock-up period for your pro rata portion of the restricted shares. The exact portion of your shares that will be subject to the fifteen-month lock-up period cannot be determined until the closing of the merger, but will be at least 40% exclusive of the escrow shares.

Representations and Warranties

   The merger agreement contains various representations and warranties of Identix and IDT relating to, among other things:

  . the corporate organization and power of Identix, its merger subsidiary and IDT;

  . the capital structure of Identix, its merger subsidiary and Identicator
      Technology;

  . the authorization and enforceability of the merger agreement and all related agreements;
  . the absence of conflicts under charter documents and any contracts, and required consents or approvals;

  . compliance with law;

  . investigations and litigation;

  . accuracy of financial statements and absence of undisclosed liabilities;

  . absence of certain changes or events;

  . absence of brokers and finders; and

  . accuracy of documents and information.

   IDT has made additional representations and warranties, relating to, among other things:

  . Identicator Technology's personal and real property, bank accounts, inventories and accounts receivable;

  . Identicator Technology's material contracts and insurance;

  . Identicator Technology's legally enforceable rights to its intellectual property;

  . Identicator Technology's personnel, service providers, compensation and benefits;

  . taxes;

  . certain payments to stockholders, directors, officers and employees of Identicator Technology and related agreements;

  . absence of environmental and tax liabilities;

  . Identicator Technology's total assets and annual net sales for purposes of the HSR Act;

  . year 2000 compliance; and

  . the restructuring of Identicator Technology and the spin-off of Identicator, Inc.

   In addition, Identix has made additional representations regarding the authorization and validity of the shares of Identix common stock issued in the merger and the timeliness and completeness of reports filed by it with the Securities and Exchange Commission.

Conduct of Business Pending the Merger

   Prior to the closing of the merger, each of Identicator Technology and Identix has agreed to advise the other of:

  . any events which would make any representation or warranty materially untrue or inaccurate;

  . any material adverse change in condition, assets, liabilities, business or results of operations taken as a whole; and

  .  any material litigation initiated by or against it.

   Identicator Technology has agreed to carry on and preserve its business and business relationships with customers, suppliers, employees consistent with its past practice. In addition, Identicator Technology has agreed not to take certain actions without the consent of Identix, which include, among other things:

  . borrow money outside of its existing line of credit or incur other liabilities outside of the ordinary course of business, other than in connection with the merger;

  . encumber or dispose of assets, except inventory in the ordinary course of business;

  . enter into any material lease or contract for the purchase or sale of real or personal property or amend or terminate any material contract, agreement or license, except in the ordinary course of business;

  . fail to maintain equipment and assets in good condition, except for ordinary wear and tear;

  . pay any bonus, increased salary or special remuneration to any officer, employee or transferred employee (other than in accordance with past practice), or consultant or enter into any new agreement with such persons, except as contemplated in the merger agreement;

  . change accounting methods, make tax elections or file amended returns;

  . declare or pay any cash or stock dividend or distribution or redeem any capital stock, except pursuant to stock repurchase agreements;

  . split or combine its outstanding capital stock or enter into any recapitalization affecting its capital stock;

  . make loans, other than for expenses and travel, or guarantee any obligation, except in the ordinary course of business;

  . with specific exceptions, issue stock or rights to purchase securities of IDT and Identicator Technology, and accelerate the vesting of any outstanding option;

  . amend its charter documents;

  . merge, consolidate or reorganize with any other entity, except for the merger;

  . license any intellectual property, except under nonexclusive hardware or software licenses granted to customers in the ordinary course of business; or

  . file any patent applications, except continuations in part or foreign applications, without first consulting Identix.

Exclusivity

   During the period prior to closing, Identicator Technology has agreed not to solicit, or support any offer from, furnish any information to, or participate in any negotiations with, any third party regarding:

  .   a public offering of Identicator Technology;

  .   any acquisition or merger involving Identicator Technology; or


  . any acquisition of any material part of the stock or assets of Identicator Technology, including a license of Identicator Technology's intellectual property outside of the ordinary course of business.

   In addition, Identicator Technology is prohibited from entering into any agreement or arrangement regarding a third party acquisition transaction prior to closing.

   The IDT board may consider an unsolicited proposal for an acquisition transaction in accordance with its fiduciary duties under Delaware law. Nevertheless, IDT will remain bound by its obligations under the merger agreement, and the parties to the voting agreement will continue to be bound by that agreement.

Additional Covenants

   The merger agreement also contains certain other covenants including, covenants relating to obtaining necessary consents for the merger, cooperation of the parties with respect to any governmental filings or applications, confidentiality of information, making public announcements and obtaining affiliate agreements.

Conditions

   The obligations of each of IDT and Identix to complete the merger are subject to the satisfaction or waiver of the following conditions:

  . the holders of at least a majority of the shares of IDT common stock approve the merger;

  . the certificate of merger is filed with the Secretary of State of Delaware;

  . each party's representations and warranties contained in the merger agreement, as updated for the facts existing at the time of closing, continue to be true in all material respects and each party performs all of its obligations under the merger agreement;

  . the shares of Identix common stock to be issued in the merger are approved for quotation on the AMEX;

  . counsel to IDT and Identix counsel deliver opinions regarding certain aspects of the merger and certain federal income tax consequences of the merger;

  . the registration statement, of which this prospectus is a part, covering the shares of Identix common stock issuable in the merger is effective under the Securities Act of 1933;

  . certain officers of Identicator Technology have entered into employment agreements with Identix;

  . no material adverse change in the businesses of either Identicator
      Technology or Identix occurs and each party does not determine in its reasonable discretion that the transactions under the merger agreement would cause a material adverse effect to it by reason of any instituted or threatened litigation or proceedings; and

  . each party takes all actions and delivers all documentation reasonably requested by the other party in connection with the merger.

   In addition, the obligations of Identix to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

  . the number of dissenting shares of IDT does not exceed 5% of the aggregate number of shares of Identix common stock that would be issued in the merger at the effective time of the merger if there were no dissenting shares.

  . Identix receives all consents, approvals and waivers of third parties or governmental authorities in connection with the merger;

  . IDT delivers to Identix executed affiliate's agreements from each person considered to be an affiliate of IDT and the voting agreement is in effect as of the closing date;

  . certain officers of IDT execute noncompetition agreements with Identix;

  . the escrow holder, Identix, and the stockholder representative enter into the escrow agreement and the holders of IDT options and warrants enter into supplemental written agreements, so that the total number of shares available to satisfy indemnification obligations is at least 434,300; and

  . International Technology Concepts, Inc. and Identicator, Inc. enter into support and indemnification agreements with Identix.

   The obligations of IDT to complete the merger are subject to the satisfaction or waiver of an additional condition that Identix shall have granted stock options covering an aggregate of 400,000 shares of Identix common stock to the persons entering into employment agreements with Identix.

Termination

   The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, before or after the approval of the merger agreement by the stockholders of IDT:

  . by the mutual consent of IDT and Identix;

  . by Identix if (1) the conditions to Identix's obligations to consummate the merger have not been satisfied or waived by May 11, 1999 or (2) IDT fails to perform any material covenant in the merger agreement; or

  . by IDT, if (1) the conditions to IDT's obligations to consummate the merger have not been satisfied or waived by May 11, 1999 or (2) Identix fails to perform any material covenant in the merger agreement.

Expenses

   Whether or not the merger is consummated, all costs and expenses, including legal, accounting and investment banking fees and expenses, incurred in connection with the merger will be paid by the party incurring the expenses. If the merger is consummated, IDT's expenses will be borne by IDT as a wholly-owned subsidiary of Identix.

Amendment

   The merger agreement may not be amended except by an instrument in writing signed by each of the parties to the merger agreement.

Affiliate's Agreements

   Subject to the escrow provisions described under "--Indemnification and Escrow" and the legend and transfer restriction provisions described under "-- Fifteen-Month Resale Restriction," all shares of Identix common stock received by IDT stockholders in the merger have been registered under the Securities Act of 1933 and will be freely transferable, except that shares of Identix common stock received by persons who are deemed to be "affiliates," as defined under the Securities Act, of IDT prior to the merger or affiliates of Identix after the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of IDT or Identix generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors as well as principal stockholders of such party.

   IDT must cause each of its affiliates to execute a written affiliate agreement to the effect that it will not offer to sell, transfer, or otherwise dispose of any of the shares of Identix common stock issued to it in or pursuant to the merger unless that sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act.

Voting Agreement

   As of the record date, International Technology Concepts, Inc. and each IDT director, who together own approximately 70% of the IDT common stock outstanding as of the record date, have executed the voting agreement with Identix. The voting agreement provides that each stockholder will vote all shares owned or acquired by the stockholder:

  (1) in favor of the merger, the merger agreement and the transactions contemplated by the merger agreement and
  (2) against any other proposal for merger, or sale of IDT or any other action that would result in a breach of any provision in the merger agreement or result in the conditions of the merger agreement not being fulfilled.

   In addition, each stockholder has granted Identix and its merger subsidiary an irrevocable proxy to vote the stockholder's shares as specified in the voting agreement. A copy of the voting agreement is attached to this prospectus as Appendix B.

Employment and Noncompetition Agreements

   Prior to the closing date, each of Mr. Pieper, Mr. Evans, Mr. Khidekel, and Mr. Shapiro will enter into an employment agreement and a noncompetition agreement with Identix.

   Each employment agreement provides that each individual will serve as a full time employee of Identix for the term of the agreement. The employment agreement also provides that in the event of any "termination other than for cause" by Identix or " resignation for good reason" by the employee, the employee will receive severance pay of between 12 and 15 months of the employee's salary and the employee's options granted in connection with the employment agreement will vest. The noncompetition agreements restrict Mr. Pieper, Mr. Evans, Mr. Shapiro and Mr. Khidekel, from working for a competitive business for a period of three years following the effective time of the merger. The noncompetition agreements also provide that during this three-year period, the individual will not solicit the services of or enter into any agreement for employment or services with any person who is known or should be known to be employed by or have been employed by Identix or an Identix subsidiary in the preceding six months.

                          COMPARISON OF CAPITAL STOCK

Description of Identix Capital Stock

   The authorized capital stock of Identix consists of 50,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share.

 Identix Common Stock

   As of January 31, 1999 there were approximately 25,439,111 shares of Identix common stock outstanding held by approximately 1,182 stockholders of record. Identix common stock is listed on the AMEX under the symbol IDX.

   Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Identix. Subject to any preferential rights of the preferred stock, the holders of common stock are entitled to receive dividends, when and if declared by the board of directors, out of assets legally available for the payment of dividends. In the event of any dissolution, liquidation of winding up of Identix, the holders of the common stock are entitled to receive all remaining assets of the corporation after payment of liabilities, subject to any preferential amounts distributed to the preferred stock. The Identix common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Identix common stock.

 Identix Preferred Stock

   Identix has 2,000,000 shares of preferred stock authorized, none of which are outstanding. The Identix board has the authority to provide for the issuance of the preferred stock in one or more series, and by filing a certificate pursuant to Delaware corporate law, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof. The Identix board, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Identix common stock and the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Identix.

 Transfer Agent and Registrar

   The transfer agent and registrar of the Identix common stock is ChaseMellon Shareholder Services, LLC and its telephone number is (415) 743-1444.

Description of IDT Capital Stock

   The authorized capital stock of IDT consists of 12,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

 IDT Common Stock

   As of the record date, there were approximately 2,727,762 shares of IDT common stock outstanding held by 129 stockholders of record.

   Holders of IDT common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of IDT. Subject to any preferential rights of the preferred stock, the holders of IDT common stock are entitled to receive dividends, when and if declared by the board of directors, out of assets legally available for the payment of dividends. In the event of any dissolution, liquidation of winding up of IDT, the holders of the common stock are entitled to receive all remaining assets of the corporation after payment of liabilities, subject to any preferential amounts distributed to the preferred stock. The IDT common stock has no redemption, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the IDT common stock.

 IDT Preferred Stock

   Of the 5,000,000 shares of preferred stock authorized, 600,000 shares are designated Series A preferred stock, none of which were outstanding as of the record date. The preferred stock may be issued from time to time in one or more series. The IDT board is authorized, within the limitations of IDT's certificate of incorporation, to fix the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and any designation, preference and relative, participating, optional or other special rights, qualifications, limitations or restrictions as may be desired to the fullest extent permitted by Delaware law for any wholly unissued series of preferred stock. The IDT board is also authorized to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of that series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting the decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of the series. Subject to any protective provisions of any series of preferred stock, the rights of any additional series may be subordinate to, pari passu with, or senior to the rights, privileges and preferences of any other series of preferred stock or common stock.

 IDT Series A Preferred Stock

   No shares of Series A preferred stock have been issued. However IDT has issued warrants to purchase 60,000 shares of Series A preferred stock, which shares, if issued, would have terms as described in the following paragraphs.

   Each holder of the Series A preferred stock is entitled to one vote for each share of common stock into which the holder's shares can be converted on all matters to be voted upon by the stockholders of IDT. In addition, the consent of at least a majority of the then outstanding Series A preferred stock is required before IDT may alter or change the rights, preferences or privileges of the Series A preferred stock so as to affect differentially and adversely those shares. Subject to any preferential rights of any other series of preferred stock, the holders of the Series A preferred stock are entitled to receive dividends in preference to the holders of the common stock, when and if declared by the board of directors, out of assets legally available for the payment of dividends. In the event of any dissolution, liquidation or winding-up of IDT, the holders of the Series A preferred stock are entitled to receive in preference to the holders of the common stock, after payment of liabilities of the corporation, a per share amount equal to $9.00, plus all declared but unpaid dividends. The liquidation provision also applies to consolidations, mergers or sales of all or substantially all of the assets of IDT. If the assets of the corporation are insufficient to permit full payment to each of the holders of Series A preferred stock, the entire assets available for distribution shall be distributed ratably among the holders of the Series A preferred stock in proportion to the amount of stock owned.

   Each share of Series A preferred stock is convertible at the option of the holder into a number of shares of IDT common stock determined by dividing $9.00 by the conversion price in effect for the Series A preferred stock The current conversion price for the Series A preferred stock is $9.00. The Series A preferred stock automatically converts into common stock upon the earlier of
(1) the date specified by the written consent or agreement of a majority of the outstanding shares of Series A preferred stock, or (2) the consummation of IDT's sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement filed under the Securities Act. The conversion ratio for the Series A preferred stock will be adjusted on a broad based weighted average basis in the event of a dilutive issuance; provided, however, that a dilutive issuance shall not include the sale of IDT common stock reserved for employees, consultants and the like or shares issued pursuant to partnering arrangements, leaselines or similar arrangements. The Series A preferred stock is entitled to proportional antidilution protection for stock splits, stock dividends and similar dilutive events.

   In the event of (1) a merger or other transaction which would result in IDT's stockholders immediately prior to the merger holding less than 50% of the voting power of the surviving corporation or (2) a sale of all or substantially all of the assets of the corporation, then the holders of the Series A preferred stock shall be entitled to receive for each share of Series A preferred stock, in cash or in securities received from the acquiring corporation, an amount equal to $9.00, plus all declared but unpaid dividends, and the remaining proceeds shall be distributed to the holders of the common stock. IDT shall give each holder of record of Series A preferred stock written notice of an impending transaction not later than the earlier of 20 days prior to the stockholders' meeting to approve the transaction or 20 days prior to the closing date of the transaction.

   The Series A preferred stock is not redeemable.

Comparison of Stockholder Rights

   Both IDT and Identix are incorporated under the laws of Delaware and are subject to Delaware corporate law. Upon completion of the merger, the stockholders of IDT will become holders of Identix common stock, and their rights as Identix stockholders will be governed by the Identix certificate of incorporation and Identix bylaws. Certain differences exist between the rights of holders of Identix securities and IDT securities.

   The following summary does not purport to be a complete statement of the rights of IDT stockholders under the IDT certificate of incorporation and the IDT bylaws as compared with the rights of Identix stockholders under the Identix certificate of incorporation and Identix bylaws or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. The summary is qualified in its entirety by reference to the governing corporate instruments of Identix and IDT, to which stockholders are referred.

 Percentage of Voting Stock; Influence Over Affairs

   Upon completion of the merger, the percentage ownership of Identix by each former IDT stockholder will be substantially less than the stockholder's current percentage ownership of IDT. Accordingly, former IDT stockholders will have significantly less voting influence over the affairs of Identix than they currently enjoy over the affairs of IDT.

 Voting Rights

   Each holder of Identix common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors. Each holder of IDT common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors. The holder of outstanding shares of IDT Series A preferred stock, if any, is entitled to the number of votes equal to the number of shares of IDT common stock into which the shares of IDT Series A preferred stock could be converted on the record date for the applicable vote or written consent of stockholders, and except as otherwise required by law, shall have voting rights and powers equal to the voting rights and powers of holders of IDT common stock.

 Liquidation Preference

   In the event of any dissolution, liquidation or winding-up of the corporation, each holder of Identix common stock is entitled to receive its pro rata portion of all remaining assets of the corporation after payment of liabilities, subject to any preferential rights of preferred stock, if any. Similarly, each holder of IDT common stock is entitled to receive its pro rata portion of all remaining assets of the corporation after payment of liabilities, subject to any preferential rights of preferred stock, if any. In the event of any dissolution, liquidation or winding-up of the corporation, each holder of IDT Series A preferred stock is entitled to receive, in preference to the holders of IDT common stock, an amount per share equal to $9.00, plus all declared but unpaid dividends, after payment of liabilities. Neither Identix nor IDT has any shares of preferred stock outstanding as of the record date, although IDT has issued warrants to acquire up to 60,000 shares of Series A preferred stock.

 Amendments to Certificates of Incorporation

   Identix's certificate of incorporation may be amended in accordance with Delaware corporate law. IDT's Certificate of Incorporation may also be amended as provided under Delaware corporate law; however, so long as any shares of the IDT Series A preferred stock are outstanding, IDT shall not, without obtaining the approval of the holders of not less than a majority of the outstanding shares of the IDT Series A preferred stock, alter or change the rights, preferences or privileges of the Series A preferred stock so as to affect differentially and adversely those shares.

 Stockholder Action by Written Consent

   The Identix certificate of incorporation provides that any action required or permitted to be taken by the Identix stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent. Because the IDT certificate of incorporation does not prohibit or limit stockholder actions by written consent, IDT stockholders may act by written consent without a meeting or by vote at a meeting.

 Advance Notice of Certain Stockholder Actions

   The Identix bylaws provide that a stockholder must give timely notice of business it wishes to bring before a stockholders meeting. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal officers of Identix no later than (1) in the case of an annual meeting, 90 days before the anticipated date of the annual meeting, and (2) in the case of a special meeting, 10 days prior to the meeting. The stockholder's notice shall set forth:

  .  a description of the business;

  .  the name and address of the stockholder;

  .  the class and number of shares held; and

  .  any material interest of the stockholder in the business proposed.

   The IDT certificate of incorporation and bylaws require at least 10 days advance notice of stockholder business to be brought by stockholders before any special meeting of stockholders, but no advance notice of the business to be transacted is required for the annual meeting or for actions affected by written consent.

 Special Stockholder Meetings

   The Identix certificate of incorporation provides that special meetings of the stockholders of Identix may be called only by the Identix board of directors, the chairman of the board or Identix's president. Stockholders do not have the ability to call a special meeting. The IDT bylaws provide that special meetings of stockholders may be called by IDT's president and shall be called by the president or secretary at the written request of a majority of the IDT board of directors, or at the written request of stockholders owning a majority of the issued and outstanding capital stock of IDT entitled to vote.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined financial statements give effect to the acquisition by Identix of IDT in a transaction accounted for as a purchase. The unaudited pro forma condensed combined financial statements are based on the individual historical financial statements of Identix and IDT for the year ended June 30, 1998 and the six months ended December 31, 1998 included elsewhere in this prospectus.

   The following unaudited pro forma condensed combined statements of operations are not necessarily indicative of the results of operations of the combined company or the results of operations which would have resulted had Identix and IDT been combined during the periods presented. In addition, the pro forma results are not intended to be a projection of future operating results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of Identix and IDT, including the notes thereto, appearing elsewhere in this prospectus.

   The unaudited pro forma condensed combined balance sheet assumes that the acquisition took place on December 31, 1998. The unaudited pro forma condensed combined statements of operations assume that the acquisition took place as of July 1, 1997. The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions set forth in the notes to such statements. The pro forma adjustments are based on a preliminary valuation of IDT made in connection with the development of the pro forma information for illustrative purposes to comply with the disclosure requirements of the SEC.

         Unaudited Pro Forma Condensed Combined Statement of Operations

                            Year Ended June 30, 1998

                                                       Pro Forma    Pro Forma
                                Identix       IDT     Adjustments   Combined
                              -----------  ---------- -----------  -----------
Revenues....................  $79,374,000  $4,103,000              $83,477,000
                              -----------  ----------              -----------
Cost and expenses:
 Cost of revenues...........   55,392,000   1,132,000               56,524,000
 Research, development and
  engineering...............    4,572,000   1,218,000                5,790,000
 Marketing and selling......    9,107,000   1,082,000               10,189,000
 General and
  administrative............    8,474,000     590,000 $ 3,153,000   12,217,000
 Reorganization costs.......      717,000                              717,000
                              -----------  ---------- -----------  -----------
  Total costs and expenses..   78,262,000   4,022,000   3,153,000   85,437,000
                              -----------  ---------- -----------  -----------
Income (loss) from
operations..................    1,112,000      81,000  (3,153,000)  (1,960,000)
Interest and other income
(expense), net..............       66,000       4,000                   70,000
Interest expense............     (239,000)                            (239,000)
                              -----------  ---------- -----------  -----------
Income (loss) before equity
interest in joint venture...      939,000      85,000  (3,153,000)  (2,129,000)
Equity interest in joint
venture.....................     (171,000)                            (171,000)
                              -----------  ---------- -----------  -----------
Net income (loss)...........  $   768,000  $   85,000 $(3,153,000) $(2,300,000)
                              ===========  ========== ===========  ===========
Net income (loss) per share:
  Basic.....................  $      0.03                          $     (0.08)
                              ===========                          ===========
  Diluted...................  $      0.03                          $     (0.08)
                              ===========                          ===========
Shares used in per share
calculation:
  Basic.....................   25,104,000                           28,013,000
                              ===========                          ===========
  Diluted...................   25,669,000                           28,013,000
                              ===========                          ===========




   See accompanying notes to unaudited pro forma condensed combined financial statements.

         Unaudited Pro Forma Condensed Combined Statement of Operations

                       Six months ended December 31, 1998

                                                       Pro Forma    Pro Forma
                              Identix        IDT      Adjustments   Combined
                            -----------  -----------  -----------  -----------
Revenues..................  $40,323,000  $ 2,274,000               $42,597,000
                            -----------  -----------               -----------
Cost and expenses:
 Cost of revenues.........   28,089,000    1,365,000                29,454,000
 Research, development and
  engineering.............    2,804,000      796,000                 3,600,000
 Marketing and selling....    5,146,000      708,000                 5,854,000
 General and
  administrative..........    3,466,000      574,000  $ 1,576,000    5,616,000
 Stock compensation.......           --    4,642,000           --    4,642,000
                            -----------  -----------  -----------  -----------
    Total costs and
     expenses.............   39,505,000    8,085,000    1,576,000   49,166,000
                            -----------  -----------  -----------  -----------
Income (loss) from
operations................      818,000   (5,811,000)  (1,576,000)  (6,569,000)
Interest and other income
(expense), net............       60,000        3,000                    63,000
Interest expense..........     (235,000)     (82,000)                 (317,000)
                            -----------  -----------  -----------  -----------
Income (loss) before taxes
 and equity interest in
 joint venture............      643,000   (5,890,000)  (1,576,000)  (6,823,000)
Provision for income
taxes.....................      (90,000)                               (90,000)
Equity interest in joint
venture...................     (159,000)                              (159,000)
                            -----------  -----------  -----------  -----------
Net income (loss).........  $   394,000  $(5,890,000) $(1,576,000) $(7,072,000)
                            ===========  ===========  ===========  ===========
Net income (loss) per
share:
  Basic...................  $      0.02                            $     (0.25)
                            ===========                            ===========
  Diluted.................  $      0.02                            $     (0.25)
                            ===========                            ===========
Shares used in per share
calculation:
  Basic...................   25,319,000                             28,228,000
                            ===========                            ===========
  Diluted.................   25,646,000                             28,228,000
                            ===========                            ===========


   See accompanying notes to unaudited proforma condensed combined financial statements.

              Unaudited Pro Forma Condensed Combined Balance Sheet

                               December 31, 1998

                                                      Pro Forma    Pro Forma
                            Identix         IDT      Adjustments    Combined
                          ------------  -----------  -----------  ------------
Current assets:
  Cash and cash
   equivalents........... $  2,418,000  $    76,000               $  2,494,000
  Accounts receivable,
   net...................   26,992,000    1,407,000                 28,399,000
  Inventories............    6,857,000      102,000                  6,959,000
  Prepaid expenses and
   other assets..........      947,000       88,000                  1,035,000
                          ------------  -----------  -----------  ------------
    Total current
     assets..............   37,214,000    1,673,000                 38,887,000
Property and equipment,
net......................    2,094,000      312,000                  2,406,000
Intangibles and other
assets...................    2,624,000        5,000  $30,695,000    33,324,000
                          ------------  -----------  -----------  ------------
    Total assets......... $ 41,932,000  $ 1,990,000  $30,695,000  $ 74,617,000
                          ============  ===========  ===========  ============
Current liabilities:
  Notes payable to
   banks................. $  4,093,000  $   304,000               $  4,397,000
  Accounts payable.......    9,038,000      400,000                  9,438,000
  Accrued liabilities....    2,457,000      702,000  $   700,000     3,859,000
  Deferred revenue,
   current portion.......    1,910,000      322,000                  2,232,000
                          ------------  -----------  -----------  ------------
    Total current
     liabilities.........   17,498,000    1,728,000      700,000    19,926,000
Other long-term
liabilities..............       90,000          --                      90,000
Notes payable, net of
issuance costs...........          --       299,000                    299,000
Deferred revenue, less
current portion..........          --        40,000          --         40,000
                          ------------  -----------  -----------  ------------
    Total liabilities....   17,588,000    2,067,000      700,000    20,355,000
                          ------------  -----------  -----------  ------------
Shareholders' equity
(deficit):
  Common stock...........   53,567,000   11,290,000   28,672,000    93,529,000
  Accumulated deficit....  (29,042,000)  (1,119,000)  (8,925,000)  (39,086,000)
  Deferred stock
   compensation..........          --   (10,248,000)  10,248,000           --
  Cumulative translation
   adjustment............     (181,000)         --                    (181,000)
                          ------------  -----------  -----------  ------------
    Total shareholders'
     equity (deficit)....   24,344,000      (77,000)  29,995,000    54,262,000
                          ------------  -----------  -----------  ------------
    Total liabilities and
     shareholders' equity
     (deficit)........... $ 41,932,000  $ 1,990,000  $30,695,000  $ 74,617,000
                          ============  ===========  ===========  ============


   See accompanying notes to unaudited pro forma condensed combined financial statements.

      Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1--Basis of Presentation:

   The unaudited pro forma condensed combined balance sheet has been prepared to reflect the acquisition of IDT by Identix as if the acquisition had occurred on December 31, 1998.

   The unaudited pro forma condensed combined statement of operations for the year ended June 30, 1998 and the six months ended December 31, 1998 have been prepared to reflect the acquisition of IDT by Identix as if the acquisition had occurred on July 1, 1997.

   There were no material differences in the accounting policies of Identix and IDT for the periods presented.

Note 2--Purchase Accounting and Pro Forma Adjustments:

 Purchase Price

   In connection with the merger, Identix issued or will be obligated to issue a total of 5,050,000 shares of Identix common stock. This amount is comprised of 2,909,370 shares of common stock and options and warrants to purchase 2,140,630 shares of common stock with exercise prices of $0.26 and $8.07, respectively. The market value of a share of common stock of $8.08 was determined using the average quoted market price of the Identix common stock for the two days preceding and following the announcement of the merger. All options and warrants previously issued by IDT will be assumed by Identix and represent options and warrants to purchase 2,073,783 and 66,847 shares of Identix common stock, respectively, upon consummation of the merger. 10% of the IDT options and warrants assumed in the merger, and the Identix common stock issuable upon exercise thereof, will be subject to the escrow agreement to the extent agreed by the holders of such IDT options and warrants. The IDT option grants contained provisions for accelerated vesting of all or a portion of the options in the event of a transaction resulting in a change in control of IDT. Options vested before the merger, vesting on the merger and unvested after the merger for directors and officers and other individuals are as follows:

                                    Identix equivalent shares at December 31, 1998
                             ------------------------------------------------------------
                             Vested before Merger Vesting on Merger Unvested after Merger
                             -------------------- ----------------- ---------------------
   Directors and officers..        631,464              389,861             48,128
   Other...................        223,043              619,674            161,793
                                   -------            ---------            -------
      Total................        854,507            1,009,535            209,921
                                   =======            =========            =======

   On the closing of the merger, stock compensation expense of $8,783,000 will be recorded in IDT's financial statements as a result of the acceleration of vesting on these options. Because the merger is being accounted for as a purchase, this expense will not affect Identix's financial statements.

   The value of the Identix options and warrants to be exchanged for vested and unvested IDT options and warrants has been included in the determination of the purchase price. The fair value of the options and warrants was determined using a Black/Scholes option pricing model with the following assumptions:

   Expected life...................................................... 2-5 years
   Volatility......................................................... 52%
   Risk free interest rate............................................ 5.8-6.2%
   Dividend yield..................................................... 0%

   The weighted average fair value of the Identix options and warrants exchanged was $7.69.

                                                              Fair  Total Fair
                                                     Shares   Value    Value
                                                    --------- ----- -----------
   Common shares outstanding......................  2,909,370 $8.08 $23,502,000
   Common shares issuable on exercise of options..  2,073,783 $7.80  16,176,000
   Common shares issuable on exercise of
    warrants......................................     66,847 $4.25     284,000
                                                    ---------       -----------
                                                    5,050,000       $39,962,000
                                                    =========       ===========

   In addition, Identix assumed liabilities of IDT totaling $2,067,000 and incurred acquisition costs of $700,000, resulting in a total purchase price of $42,729,000.

   Identix will issue options to purchase 400,000 shares of common stock to certain individuals upon the closing of the merger. These options will be issued in connection with employment agreements and will be subject to vesting requirements. These options have not been included in the determination of the purchase price and will be accounted for in accordance with APB 25.

Allocation of Purchase Price.

   The total purchase price of $42,729,000 was allocated to the fair value of the assets acquired as follows:

                                                                    Amortization
                                                                        Life
                                                                    ------------
   Tangible assets....................................  $ 1,990,000      --
   In-process research and development................   10,044,000      --
   Core technology....................................    4,663,000       5
   Assembled workforce................................      202,000       3
   Goodwill...........................................   25,830,000      12
                                                        -----------
     Total............................................  $42,729,000
                                                        ===========

In-Process Research and Development.

   The fair value of the purchased in-process research and development was determined using the stage of completion method based on the future cash flows that are projected to be generated by the products under development over a 5-year period.

   In-process research and development activities consist of hardware and software product concept formulation, mechanical and optical design, engineering prototyping, software code programming and testing procedure design and development. The important elements of the in-process projects at the time of acquisition include product concepts and designs, software code, test specifications and processes and pre-prototype models. The fair value of the in-process products was determined as a whole but IDT management estimates approximately 80% of the value is attributable to the software related products and 20% to hardware related products. Material cash inflows from significant projects are projected to commence in 2000.


   IDT has several hardware projects in process. The primary focus of the in-process hardware products involves the development of next generation fingerprint readers which are expected to be of significantly reduced cost and size. Fingerprint readers are under development which are self contained and small enough to fit into portable devices. As of the date the merger agreement was signed, the individual hardware projects were between 8% and 69% complete. These products are projected to be introduced in the years 1999 through 2001. The projected cost to complete the in-process hardware projects is approximately $3.2 million.

   IDT has several software projects in process. The primary focus of the in-process software products is to integrate and support the next generation readers, to enhance the ease of use and existing functionality of current products and to add additional capabilities. The addition of audit trails, advanced encryption/decryption capabilities and other advanced features capable of operating on a variety of environments including Internet, intranet and stand alone applications are among the elements under development. As of the date the merger agreement was signed, the individual software projects were between 4% and 73% complete. These products are projected to be introduced in the years 1999 through 2000. The projected cost to complete the in-process software projects is approximately $1.7 million.

   To determine the overall percentage of completion of the in-process projects:

   . Historical costs were analyzed and assigned to each project. Estimates of the cost to complete each project were developed as well as the time frame for completion. A percentage completion factor was then calculated for the various projects.

   . To properly weigh the projects relative to the future cash flows used in determining the value of the in-process research and development, the percentage completion for each project was then applied to the projected cash flows, based on gross profits, for each project to arrive at the weighted average cash flows. These cash flows were then reduced by a discount factor of 30%. The discount factor of 30% represents a premium to IDT's weighted average cost of capital to reflect the higher risk of the under development technology and the relatively high projected financial results compared to historical results. The discounted cash flows weighted for the percentage completion represented 50% of the overall discounted cash flows, based on gross profits.

   Significant assumptions utilized in determining the estimated cash flows from in-process research and development projects are as follows:

    Revenue is assumed to grow from $12.2 million in Year 1 to $75.6 million before declining to $37.8 million in Year 5. This increase in revenue reflects the early stage of the market and the projected acceptance and adoption of the technology over the next few years.

    Gross margin is assumed to decrease from 77% to 45% over the same five year period. Gross margin is higher reflecting projected increased levels of high margin software sales in the near term. The gross margin decreases over the projection period as the in-process product mix shifts toward lower margin hardware products which are in earlier stages of completion compared with higher margin software products which are in more advanced stages of completion.

    Selling and marketing costs for the in-process products are assumed to decrease from 23% to 17% over the five year period reflecting revenue leverage from sales through IDT's distribution channel.

    General and administrative costs for the in-process products are assumed to decrease from 9% to 6% over the five year period as expenses are not projected to increase in line with sales.

    Research and development costs related to in-process products are expected to decrease from 14% to 3% over the projection period while sustaining engineering costs are projected to increase from $0.2 million in Year 1 to $2.5 million in Year 5.

  In estimating the future cash flows, management of IDT used historical information with regard to margins and expenses, and performed an assessment of the products' acceptance in the emerging market for biometric security. The most significant and uncertain assumption used in the valuation was the projected revenue stream from the products under development.

   The new generation of products under development are projected to sell through sales channels and to customers which are substantially different from its historical channels and customers. Therefore, pricing and margins will differ from historical levels and are projected to be lower overall on significantly higher unit volume.

   Total expense levels are projected to increase with the growth of business activity but will represent a smaller percentage of revenues due to the higher volume of sales and the fact that the new sales channels require substantially less support infrastructure than the channels historically used.

   The projected or assumed completion dates, revenues, expenses, cash flows and other financial information described above are forward-looking statements that involve substantial risks and uncertainties. Actual results or performance may differ materially for a variety of reasons. The major risks with respect to the timely completion and commercialization of the in-process projects are that technological feasibility may not be achieved for some or all of the in-process projects, IDT may lose key technical personnel or a competitor may develop technology or products which compete with or replace the in-process projects. Other risks that may affect future results or performance are described under "Risk Factors" beginning on page 13.

Pro Forma Adjustments

   The following adjustments were applied to the historical statements of operations to arrive at the pro forma condensed combined statement of operations:

  (a) Reflects the additional amortization expense of intangible assets of $3,153,000 and $1,576,000 for the year ended June 30, 1998 and six months ended December 31, 1998, respectively, over their estimated useful lives of 3-12 years.

  (b) Shares used in the per share calculations reflect the 2,909,370 Identix common shares issued to IDT shareholders as if they were outstanding from the beginning of each period presented. Identix shares totaling 2,140,630 which would be issuable on the exercise of outstanding IDT options and warrants have not been included in the computation of the diluted per share calculation as their effect would have been anti-dilutive.

  (c) Prior to September 30, 1998, the current business of IDT was operated as a joint venture and was not subject to income tax. Each venture partner was individually liable for tax on its share of the joint venture profits. For purposes of the pro forma statements of operations for the year ended June 30, 1998 and six months ended December 31, 1998 no amounts have been recorded for income taxes related to IDT as the combined entity had a loss before income taxes.

Note: In-process research and development costs in the amount of $10,044,000, which will be written off immediately after the transaction is complete, have been excluded from the unaudited pro forma condensed combined statements of operations.

                      BUSINESS OF IDENTICATOR TECHNOLOGY

Overview

   In 1991, the founders of Identicator Technology commenced development of electronic identification systems with particular emphasis on finger imaging for use in a broad range of applications such as data security, electronic commerce, and physical access control, as well as in the civil and criminal justice systems. In 1993, these efforts resulted in the formation of Identicator Technology as a joint venture, California partnership, headquartered in San Bruno, California and maintaining a software and hardware development facility in Dublin, California and a sales office in Washington, D.C. In 1998, Identicator Technology restructured the joint venture into a Delaware corporation as the wholly owned subsidiary of the newly-formed IDT.

   Identicator Technology's systems use proprietary software and hardware technologies for positive personal identification. Identicator Technology's systems provide a higher level of security and ease of use compared to passwords and personal identification numbers, which will ultimately result in lower systems administration costs as the need to continually change an individual's password is eliminated. Identicator Technology's electronic fingerprint based identification system is compact, fast, reliable, low-cost, accurate, and user friendly, which Identicator Technology believes differentiates it from its competition. These cost-effective systems allow integration into a broad range of existing applications that require user authentication such as access to personal computers, networks, automatic teller machines, credit card readers, and physical access control systems. Identicator Technology believes that it has the largest PC installed base of cold search (minutiae based) biometric systems worldwide.

 Biometric Technologies

   The biometrics industry is based upon the premise that a basic need exists in commercial markets for positive personal identification. The existence of passwords for data access, PINs for ATM and account access, identification cards, photos and signatures on credit cards provides evidence of this need.

   In the search for a solution to the authentication problem, biometrics, which is is the measurement of unique physical characteristics, emerged as a promising solution. There are six primary forms of biometric technology: finger imaging, voice, eye, signature, face, and hand. Identicator Technology believes that minutiae based finger imaging systems are the most accepted form of biometric technology. Facial identification, however, has merit in certain applications, and Identicator Technology is developing a facial identification system.

Technology and Products

   Identicator Technology's hardware and software products represent a complete electronic finger imaging identification solution that can accomplish both match (one-to-one) and search (one-to-many) of images in a database. Identicator Technology's equipment optically scans a fingerprint, digitizes and processes the image, and analyzes and extracts its unique characteristics (minutiae) ultimately reducing the fingerprint to a small piece of digital information as small as 60 bytes. This digital information can be stored on the magnetic stripe of a credit, debit or ATM card or driver's license or in the memory of a smart card, which is used for positive user authentication purposes.

   Although Identicator Technology has both proprietary hardware and software, Identicator Technology anticipates that hardware (scanners) may ultimately become a commodity. It is Identicator Technology's strategy to continue to sell its hardware through a contract manufacturing relationship, controlling the intellectual property associated with the hardware and increasing revenue growth and market share position. As the hardware becomes more of a commodity technology product, it is Identicator Technology's intention to license its technology to select peripheral component suppliers and to convert this revenue stream to a royalty based model. Additionally, as this occurs, Identicator Technology's focus will primarily be on the software development of applications and continuous improvement of the algorithm for the core operating system for finger imaging.

   Identicator Technology's existing product line is summarized below:

 Hardware--Direct Fingerprint Readers (DFR)

  . DFR-200--The DFR-200 OEM fingerprint sensor is the newest product in the DFR line and is presently in commercial use. The DFR-200 is very small in size and is designed as an original equipment manufacturer ("OEM") product, specifically for incorporation into mice, keyboards, monitors, and similar products. It contains Identicator Technology's proprietary MicroPrism, a replaceable platen. Compaq is currently selling the DFR-200, which includes logon software, as a stand-alone peripheral for computer security for $99.

  . DFR-90--The DFR-90 is a reliable fingerprint scanning device that electronically captures high resolution fingerprint images and passes them via a standard RS-170 video signal to a PC. The DFR-90 meets the American National Standards Institute/National Institute of Science and Technology, FBI and Automated Fingerprint Identification System requirements and is designed primarily for the enrollment of individuals into a database. The DFR-90 is installed in many locations within the United States, including the Georgia Department of Motor Vehicles, the FBI and the National Security Agency, and internationally in countries such as Spain, Argentina, and Australia.

  . DFR-98--The DFR-98 is similar to the DFR-90, except that it features the replaceable MicroPrism and it has a smaller footprint than the DFR-90.

  . DFR-100--The DFR-100 has a smaller footprint, powered directly from the PC and produces digital output. The DFR-100 is designed to perform identification functions for day-to-day use at the point of transaction. The DFR-100 is being phased out in favor of the DFR-200.

 Software

   Identicator Technology has developed a series of software technologies and applications targeted to industry channels of distribution. All software solutions are based on a common software architecture and components that facilitate ease of development and maintenance. Identicator Technology's existing software includes:

  . Software Development Toolkit--Identicator Technology's proprietary software tools, in the form of System Developer Kits ("SDKs") encapsulate all the logic necessary for capturing, processing, reducing, matching, and searching finger images. Identicator Technology's SDK products run on DOS, Windows, Windows 95, and Windows NT.

  . Application Software--Identicator Technology has and continues to develop software applications based on industry standards and protocols targeted at the information technology industry. These applications are designed to replace passwords, authentication systems, and PINs by providing security identification as stand-alone solutions, as well as in combination with existing token-based systems such as smart cards for Windows, NT, Java, and Unix based operating systems. Currently the product family includes:

    -NT Logon.

    -Windows 95 Logon.

    -Screen Saver Logon.

    -Fingerprint Distributed System.

  . Advanced Market Applications--Identicator Technology is developing a series of vertical applications targeted to enterprise-wide solutions developed on the Identicator Technology proprietary algorithms. Finger imaging is utilized as the link to solutions for markets such as enterprise intranets, extranets, and the financial and medical communities.

 Under Development

  . Application Program Interface--Identicator Technology currently has under development a set of Application Programming Interfaces ("APIs") that utilize a common architecture set at the user interface, resource manager, and database management levels. The API development is focused on utilizing common industry protocols and standards to position the technology for the broadest industry acceptance.

  . Embedded Solutions--In the future, Application Specific Integrated Circuit ("ASIC") chips will house a significant portion of the software required for the system operation, performing functions including image processing, feature extraction, single print match, and multiple print search. Software drivers will be available for use with all Identicator Technology ASICs in a variety of cross platforms, cross operating systems, and localized versions. These drivers will have published APIs so that licensees can develop their own code.

  . Facial System--Identicator Technology is developing an identification system based on facial features. Identicator Technology's initial facial system products will be delivered in the form of a software developer's toolkit and used for dual biometrics in civil market applications.

Marketing and Distribution Channels

 Market Overview

  The biometric markets can be divided into three major segments:

  . Criminal Justice Market--The criminal justice segment is the traditional domain for fingerprint identification applications and includes automated booking systems, probation and parole systems, prison inmate and visitor control and release applications, and field deployable identification systems.

  . Civil Market--Identicator Technology's finger imaging systems are in use in State Drivers License Bureaus in the U.S., in systems implemented by major systems integrators. In addition, Identicator Technology's products can also be used in National Identification, Voter Registration and National Welfare programs.

  . Commercial Market--The commercial market can be divided into three categories:

    - Data Security: Computer security includes all forms of information security requiring positive user authentication and identification, including access to internal and external computer networks and communication links. Today, a password is the most commonly employed method by which access to confidential data is controlled. However, passwords have proven to be inadequate protection against a motivated hacker, are often forgotten, are not user friendly, and require a significant amount of administrative overhead. Unlike passwords or tokens (smart cards), every finger image is unique and cannot be forgotten or stolen. IT administrators want a secure, more user-friendly system. Particularly important in data security is the migration toward "single sign-on" systems that are made possible through Identicator Technology's technology.

    - Financial Security: This category includes all types of consumer and commercial electronic funds transfer such as ATM and credit card transactions, electronic commerce, and interactive and home banking. To date, efforts to secure these transactions have been focused on protecting the card from fraudulent use by means of PINs, passwords and signature comparison. A much higher level of security can be obtained by positively linking the card to the cardholder and the account to the accountholder through finger imaging. This category also includes government based electronic benefits transfer applications.

    - Physical Access Control: Physical access control includes access to all types of facilities, as well as applications in time and attendance, immigration, border control, building security, and airport security. Also included in this category are home, hotel, and vehicle security.

 Market Focus

   Identicator Technology sells its products and solutions primarily through large systems integrators such as Unisys Corporation, Lockheed Martin Corporation, and Polaroid Corporation, PC OEMs, such as Compaq Corporation, and peripheral manufacturers, such as KeyTronic Corporation, together with many smaller systems integrators and value added resellers that access intermediate markets. Historically, sales have been primarily driven through the criminal justice and civil markets.

For example, Unisys has integrated the Company's hardware and software into 700 ATMs in Spain with over 1 million smart cards produced using Identicator Technology's finger template stored in the cards specifically designed for disbursement of government benefits. Polaroid has integrated Identicator Technology's products in various Drivers License Bureaus, including West Virginia and Georgia.

   While the criminal justice and civil market applications have established the capture, storage, analysis, and transmission of finger imaging as a solution for personal identification and user authentication, Identicator Technology believes that the commercial market potentially may become the largest market for finger identity security due to the need for identity security and the proliferation of technology, information, and data exchange. Identicator Technology believes that it is well positioned to take advantage of the commercial markets with its leading edge technology, products, and significant installed base.

 Strategy

   Identicator Technology's overall strategy is to be the industry leader by establishing strategic relationships with, and licensing and selling its products to, established industry distribution partners and channels for incorporation into their existing PC device product lines. Key relationships with major PC OEMs, peripheral manufacturers, software publishers, and systems integrators have already been established.

Proprietary Technology

   Identicator Technology principally relies upon a combination of copyright, trade secret, contract and, to a limited extent, patent law to establish and protect its proprietary rights. In order to protect its trade secrets and proprietary know-how, Identicator Technology enters into confidentiality agreements with its employees, consultants, service providers, and third parties. There is a risk that these agreements may be breached, and the remedies available to Identicator Technology may not be adequate. In addition, Identicator Technology's trade secrets and proprietary know-how may otherwise become known or be independently discovered by others.

 IDT'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

   The following discussion should be read in conjunction with IDT's Consolidated Financial Statements and related notes included elsewhere in this prospectus. The following discussion may contain predictions, estimates, and other forward-looking statements that involve a number of risks and uncertainties. See "Risk Factors" beginning on page 13 for a discussion of certain factors that could cause actual results to differ from those described in the following discussion and "Special Note Regarding Forward-Looking Statements" on page 12.

Overview

   IDT designs, develops, markets and, through subcontractors, manufactures electronic identification systems with particular emphasis on finger imaging for use in the civil and criminal justice systems as well as in a broad range of commercial applications, including information technology, Internet, physical access control, banking, data/network security, and electronic commerce.

   IDT generates revenues from sales of hardware and software products. In addition, during a five year period which ended June 30, 1998, IDT received significant royalty payments from one customer, Unisys. IDT expects future revenues to include hardware and software license fees in addition to sales from hardware and software product shipments.

   Identicator Technology, a California general partnership (the "partnership"), was a joint venture between Identicator Corporation and International Technology Concepts, Inc. (the "partners"). On September 30, 1998, ownership of substantially all of the assets and business of the partnership was transferred to Identicator Technology, Inc., a wholly owned subsidiary of IDT.

   IDT purchases certain inventory from International Technology Concepts, Inc. In addition, the partnership paid commissions and fees for administrative support to both International Technology Concepts, Inc. and Identicator, Inc. Management of Identicator, Inc. is involved in the day to day management of IDT.

Results of Operations

 Years Ended December 31, 1998 and 1997

   Revenues. Total revenues for 1998 were $4,378,000, up 37% from the revenues of $3,194,000 for 1997.

   Product sales increased 75% to $3,769,000 in 1998 versus $2,158,000 during 1997. Of the increase in revenues, $1,388,000 resulted from sales to one customer, Key Tronic Corporation. Key Tronic purchases IDT's newest product, the DFR-200, for integration into keyboards produced for Compaq Corporation as well as for integration into its own products.

   The increase in product sales was partially offset by a decrease in royalty revenues, primarily from Unisys, which were $609,000 in 1998, down 41% from $1,036,000 in 1997. Unisys has a license from Identicator Technology for the use of its technology. The customer's initial contractual obligation to pay fixed quarterly royalties to IDT expired in March 1998, accounting for the decrease. The current license provides for royalty payments based on purchases.

   Gross Margin. Total gross margins in 1998 were 54% of total revenues compared to 79% for 1997. Gross margins for product sales declined to 46% in 1998 compared to 69% for 1997 as a result of start-up costs associated with the launch of the DFR-200 as well as from sales of the DFR-200 which is a higher volume, lower margin hardware product compared to IDT's other hardware products. Sales from the DFR-200 are expected to become a larger proportion of overall revenues, which should have the effect of lowering overall margins in the future. The lower Unisys royalty revenue in 1998 also contributed to the overall gross margin decline.

   Research and Development. Research and development expenses consist primarily of payments to International Technology Concepts, Inc. for salaries and benefits of hardware and software engineers and related supporting infrastructure. Research and development expenses increased to $1,440,000 during 1998, or 33% of total revenues, compared to $1,019,000, or 32% of total revenues, in 1997. IDT continued to fund increasing amounts of research and development for future hardware and software products and enhancements. In the future, IDT expects to continue to increase its absolute dollar spending on research and development, although not necessarily as a percentage of total revenues.

   Sales and Marketing. Sales and marketing expenses consist primarily of payments to Identicator, Inc. for salaries and benefits of sales and marketing personnel and related supporting infrastructure, marketing consulting services, advertising and promotion costs. Sales and marketing expenses increased to $1,289,000 during 1998, representing 29% of total revenues, compared to $854,000, or 27% of total revenues, for 1997. Investments in sales and marketing personnel to expand the customer base and open additional sales channels primarily accounted for the higher spending level.

   General and Administrative. General and administrative costs consist primarily of payments to Identicator, Inc. for executive management salaries and benefits and accounting and administrative services, legal services, provisions for uncollectible accounts receivable and miscellaneous overhead expenses. General and administrative expenditures were $889,000 in 1998, or 20% of total revenues, up from $510,000, or 16% of total revenues, for 1997. The increase in general and administrative expenses was primarily attributable to additional executive management level consulting costs and to a lesser degree payment of certain legal and other expenses associated with the reorganization in which the partnership was restructured into Identicator Technology, Inc., a Delaware corporation. Legal and accounting fees incurred in connection with the proposed merger totaling $121,000 also contributed to the increase in expenses. These increased expenses were partially offset by lower provisions for doubtful accounts compared to 1997.

   Stock Compensation. In September 1998, IDT issued options to purchase 1,944,334 shares of its common stock to current and former employees, shareholders and consultants of Identicator Corporation and International Technology Concepts, Inc. All options were issued to non-employee service providers of IDT and were therefore recorded at fair value. Of the total, options for 1,247,167 shares vest over time; therefore, IDT recorded deferred stock compensation on the grant date of $7,227,000 and related amortization expense at December 31, 1998 of $602,000. Options subject to future vesting are accounted for as variable options and are subject to remeasurement at each balance sheet date. At December 31, 1998 the fair value of the options subject to vesting was remeasured at $10,850,000. The remaining 697,167 options related to options issued in exchange for options of Identicator Corporation in connection with the recapitalization and reorganization. Substantially all of these options were fully vested and, accordingly, $4,040,000 was recorded as stock compensation expense on the date of grant. There was no stock compensation expense for the comparable period of 1997. See Note 8 to IDT's Consolidated Financial Statements.

 Years ended December 31, 1997 and 1996

   Revenues. Total revenues for 1997 were $3,194,000, up 4% from the revenues of $3,061,000 for 1996.

   Product sales increased 12% to $2,158,000 in 1997 compared to $1,929,000 in 1996. The increased sales primarily resulted from higher hardware and software product shipments. The introduction of IDT's DFR-100 product also contributed to the sales increase.

   The increase in revenues were partially offset by a decrease in royalty revenues from Unisys which fell to $1,036,000 in 1997 from $1,132,000 in 1996, a decline of 8%.

   Gross Margin. Total gross margins increased to 79% of total revenues in 1997 from 75% of total revenues in 1996. The increase primarily resulted from an improved product mix and higher margins from the DFR-100, which was launched late in 1996.

   Research and Development. Research and development expenses increased to $1,019,000 in 1997, representing 32% of total revenues, compared to $792,000, or 26% of total revenues, in 1996. The growth in expenses consisted of additional salaries and benefits of $144,000 and facilities charges of $47,000 to further develop IDT's products, particularly the DFR-200 and related software enhancements.

   Sales and Marketing. Sales and marketing expenses increased to $854,000 in 1997, or 27% of total revenues, from $628,000, or 21% of total revenues, in 1996. Added sales and marketing resources accounted for most of the increased spending while expanded promotional activity also contributed to the increase.

   General and Administrative. General and administrative expenditures were $510,000 in 1997, or 16% of total revenues, compared to $430,000, or 14% of total revenues, in 1996. This increase was due to the establishment of higher reserves for potentially doubtful accounts receivable as a result of a comprehensive analysis of unpaid accounts and consistent with significantly higher levels of accounts receivable in 1997 versus 1996 based on higher sales activity. IDT continues to pursue collection of a large portion of the doubtful accounts and accordingly has not written off these accounts to the reserves.

Taxation

   No provision for income taxes has been recorded. Prior to September 30, 1998, the partnership was not a taxpaying entity as each partner was individually liable for its own tax payments. IDT incurred a loss in the period from October 1, 1998 to December 31, 1998.

Liquidity and Capital Resources

   As of December 31, 1998, IDT's principal sources of liquidity consisted of $76,000 in cash and a bank line of credit.

   Cash used in operating activities during the year ended December 31, 1998 was $435,000, compared to cash used in operating activities of $358,000 during the year ended December 31, 1997. During 1998, cash used in operating activities consisted of the net loss of $5,978,000 (including $4,642,000 in non-cash charges primarily related to stock compensation expense) and increases in accounts receivable, partially offset by increases in deferred revenue, accrued liabilities and accounts payable. In 1997, cash used in operating activities consisted of net income of $146,000, offset by greater increases in accounts receivable and inventory.

   IDT used cash of $308,000 and $101,000 in investing activities for the year ended December 31, 1998 and 1997 , respectively, consisting of purchases of property and equipment.

   IDT's financing activities during the year ended December 31, 1998 provided cash of $500,000 from the proceeds of a Note and Warrant Purchase Agreement. The principal on the note issued pursuant to this agreement is due June 5, 2000 and interest of 5.5% on the principal outstanding is due semi-annually. Warrants to acquire up to 60,000 shares of IDT's Series A preferred stock at an exercise price of $9.00 per share were issued in conjunction with the issuance of this Note. The exercise price of the warrant was subsequently amended to be $5.00 per share of Series A preferred stock.

   At December 31, 1998 the Company had approximately $1 million in noncancelable purchase commitments with suppliers. The Company expects to sell all product which it has committed to purchase from suppliers.

   On December 31, 1998, IDT had a $1,000,000 bank line of credit secured by all of its assets. Under the line of credit, amounts borrowed are limited to 80% of qualifying accounts receivable. Amounts drawn under the line of credit bear interest at the bank's prime rate of interest plus 1%. The bank's prime rate was 7.7% at December 31, 1998. The line of credit expires in July 1999. At December 31, 1998, the Company was not in compliance with the covenants under the line of credit; however, the bank granted a waiver as of that date.

   In February 1999, the bank line of credit was amended to increase the amount available under the line to $1,500,000 and to remove the financial covenants. At the same time as the amendment, Identix issued a standby letter of credit to the bank to secure repayment of amounts drawn by IDT under the line of credit. IDT is required to reimburse Identix for all draws on the letter of credit, interest on any draws, and fees and expenses associated with the letter of credit. If the merger agreement is terminated, IDT is required to use its best efforts to obtain a release of Identix from the letter of credit.

   Management of IDT believes that amounts available under the amended line of credit will be sufficient to fund IDT's operations through March 2000. In the event the merger is not completed as currently contemplated, IDT will likely be required to raise additional equity or debt financing in order to meet its working capital needs beyond March 2000 and in order to release Identix under the standby letter of credit. IDT management has had discussions with several lenders and believes that it will be able to obtain sufficient amounts of debt financing. There can be no assurance, however, that IDT would be able to obtain any financing or that the terms of any financing would be favorable to IDT.

Year 2000 Compliance

   IDT has evaluated the products and services it offers, and has begun an assessment of its internal information technology infrastructure, in an effort to determine whether it or its customers may have exposure to Year 2000 problems caused by computer systems that only use a two-digit year value and, accordingly, will be subject to error or failure when the year 2000 arrives. The Company has also begun to make inquiries of its key suppliers to determine their readiness with respect to Year 2000 problems.

   IDT's products are not date dependent. Nevertheless, IDT's software products run on operating systems developed and sold by Microsoft Corporation. IDT's products are dependent upon the error-free operation of such systems. IDT has not conducted its own tests to determine to what extent the operating systems fail to properly recognize Year 2000 dates.

   IDT has conducted a preliminary review of its internal information technology and non-information technology systems. IDT has not conducted its own tests or surveyed vendors to determine whether off-the-shelf software that is used in its computer systems is Year 2000 compliant. IDT does not employ non-information technology systems which are material to its operations.

   IDT is at risk of disruption to its business, cost structure and revenues if Year 2000 problems are experienced by its key suppliers or customers. IDT is in the very early stages of assessing the readiness of its key suppliers and customers with respect to potential Year 2000 problems. To date, IDT has made inquiries regarding Year 2000 problems of only one of the four turnkey manufacturers which produce IDT hardware and software products, International Technology Concepts, Inc. IDT plans to survey the remainder of its key suppliers, application vendors and other information technology suppliers to determine their readiness with respect to Year 2000 problems. IDT will be able to better determine what actions may be necessary to address potential problems with key suppliers, application vendors and other information technology suppliers after it receives responses back from these suppliers, application vendors and other information technology suppliers.

   To date, the costs for conducting IDT's Year 2000 assessment have not been material. IDT is currently unable to predict to what extent its business may be affected if any of its key suppliers or customers or products operating in conjunction with third-party supplied software or hardware experience a material Year 2000 problem. Any Year 2000 problem that affects the operation of IDT's software applications or products could result in delay or loss of revenue, cancellation of customer contracts, diversion of development resources, damage to IDT's reputation, increased service and warranty costs, and litigation costs, any of which could materially adversely affect IDT's business, financial condition and results of operations.

   The Year 2000 problem is pervasive and complex and there can be no assurance that IDT has been or will be able identify all of the Year 2000 issues that may affect IDT or that any remedial efforts it takes will adequately address any potential Year 2000 problems.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                             AND MANAGEMENT OF IDT

   The following table sets forth information regarding IDT's outstanding shares of common stock beneficially owned as of December 31, 1998 by: (1) each person who beneficially owns more than five percent of the outstanding common stock; (2) all directors; (3) all named executive officers, and (4) all directors and executive officers as a group.

                                                            Number of Percent of
      Name and Address                                       Shares     Class
      ----------------                                      --------- ----------
      International Technology Concepts, Inc.(1)........... 1,358,881    49.8%
        11501 Dublin Boulevard #101
        Dublin, CA 94568
      Oscar Pieper(2)......................................   562,100    18.6%
        1150 Bayhill Drive, Suite 215
        San Bruno, CA 94066
      Grant Evans..........................................    74,000     2.6%
      Harry F. Camp........................................   555,867    18.6%
        1150 Bayhill Drive, Suite 215
        San Bruno, CA 94066
      Yuri Khidekel(1)..................................... 1,553,531    53.2%
        11501 Dublin Boulevard #101
        Dublin, CA 94568
      Yury Shapiro(1)...................................... 1,518,173    52.6%
        11501 Dublin Boulevard #101
        Dublin, CA 94568
      All directors and executive officers as a group(1)
       (6 persons)......................................... 2,924,790    78.4%

--------
(1) Includes 1,358,881 shares held by International Technology Concepts, Inc. Mr. Khidekel and Mr. Shapiro as well as Naum Pinkhasik and Michael Pruss, are each an officer, director and principal shareholder of International Technology Concepts, Inc., and as such have the ability to influence the voting and disposition of the listed shares. Mr. Khidekel, Mr. Shapiro, Mr. Pinkhasik and Mr. Pruss each disclaim beneficial ownership of shares held by International Technology Concepts, Inc.
(2) Includes 263,100 shares held by the Pieper Family Trust dated 3/29/95.

   The above table includes, for each of the persons and the group listed below, shares subject to stock options and assumes that no other person has exercised any outstanding warrants or options since December 31, 1998. All such options are fully exercisable, but are subject to a right of repurchase at cost by IDT which lapses ("vests") over 48 months from grant. In addition, options will vest upon the closing of the merger to the extent shown below. For purposes of the table below, the number of options that are vested within 60 days of December 31, 1998 is used as the number of options vested before the merger.

                                                             Total
                                                           Number of Portion of
                                                            Shares    Options
                                                            Subject    Vesting
                                                              to        Upon
                                                            Options    Merger
                                                           --------- ----------
      Oscar Pieper........................................   299,000        0
      Grant Evans.........................................    74,000   27,689
      Harry F. Camp.......................................   255,667        0
      Yuri Khidekel.......................................   194,650  166,264
      Yury Shapiro........................................   159,292  136,062
      All directors and executive officers as a group..... 1,002,609  337,499

                              BUSINESS OF IDENTIX

Overview

   Identix is a leader in designing, developing, manufacturing and marketing comprehensive solutions for the capture or comparison of fingerprints for security, fraud prevention, law enforcement and other applications. Identix's products are classified into two groups: (i) biometric security products that verify the identity of an individual through the unique biological characteristics of a fingerprint and (ii) biometric imaging products that electronically capture forensic quality fingerprint images directly from an individual's fingers for law enforcement and other applications.

   At the core of Identix's biometric security and biometric imaging products are its proprietary fingerprint capture technologies. Identix's products employ patented algorithms and proprietary customizable application software suites, as well as industry leading expertise in optics and high resolution printing technology. Identix's technologies and know-how enable it to produce biometric solutions for federal, state and local governmental entities and commercial customers worldwide. As of June 30, 1998, Identix had shipped over 15,000 biometric security products to customers in over 40 countries through its worldwide network of sales offices and distributorships. In addition, law enforcement and other government agencies in 38 states and four foreign countries have installed Identix biometric imaging products.

   Through ANADAC, Identix provides information technology, engineering and management consulting services, including the installation and integration of Identix products, to private and public sector clients. Identix also formed a joint venture in September 1997 with Sylvan Learning Systems, Inc. for the purpose of providing fingerprinting services through Sylvan's testing centers nationwide.

Biometric Industry Overview

   The analysis of unique biological characteristics of an individual, also known as biometrics, is being used increasingly for identification and verification purposes. Examples of unique biological characteristics that can be used to identify an individual include fingerprints, retinal blood vessel or iris patterns of the eye, hand geometry, voice and facial structure. Among these, fingerprint analysis has gained the most widespread use for biometric identification and verification purposes. Fingerprint analysis is an accurate and reliable method to distinguish one individual from another, employs well-developed and proven technology and processes and is viewed as less intrusive relative to certain other biometric identification methods. The process of capturing, storing, retrieving and comparing fingerprints has become increasingly automated as a result of advances in optics, electronics and computing. These advances have enabled fingerprint identification technology to be used to confirm an individual's identity for a variety of commercial and governmental applications.

 Biometric Security

   The costs of fraud are estimated to be in the billions of dollars each year in the United States alone. In addition, damages resulting from security breaches, such as unauthorized persons gaining improper access to confidential information, may not be quantifiable, but can be equally as problematic. Accordingly, the ability to verify the identity of a specific individual is of critical importance in reducing acts of fraud and increasing security. Each day an individual is required to identify himself numerous times with something the individual has in his possession or with the knowledge of certain information, such as:

   . magnetic stripe cards and PINs to transact business at ATMs or point-of-sale terminals; passwords to log-on to a computer or a computer network;

   . keys, cards or passwords to enter the workplace;

   . PINs, passwords and account numbers to complete a commercial transaction on-line; credit cards to make a credit purchase;

   . time cards to begin work; and

   . a driver's license to write a check or transact business at a bank.

   However, these common verification methods generally cannot provide positive identification. Keys, credit cards, ATM cards and card keys can be lost or stolen. Passwords, account numbers or other information used for identity verification can be divulged to or intercepted by unauthorized users through electronic means and otherwise. In the workplace, time-and-attendance information can be improperly altered by an employee punching a time card for a tardy or absent co-worker.

   The analysis of unique biological characteristics offers a more accurate method of verifying an individual's identity. Over the last decade, technological advances, including significant advances in two-dimensional imagers, high performance microprocessors and computer memory, have enabled the commercial development of equipment to read, record and analyze unique biological data. Potential applications of biometric identification systems span a broad range and include computer database and network access and security, computer software, intranet and Internet security, electronic commerce, communications devices, point-of-sale terminals, bank transaction authorization, facility access and security, ATMs, time-and-attendance, home security and automobiles. However, implementation of biometric equipment for these diverse applications may require network management software, customer-specific applications software and interfaces that allow integration with the customer's existing computer systems to provide complete biometric solutions.

 Biometric Imaging

   Fingerprint images have emerged as an important means of identification and verification in both government and civilian markets. In law enforcement in particular, fingerprint identification is widely utilized and has been accepted by courts around the world. Historically, fingerprints have been collected using the traditional "ink-and-roll" process. Typically, this process starts at the local law enforcement agency where usually three or more complete sets of ink-and-roll prints are taken, one for the local agency, one for the state and one for the Federal Bureau of Investigation. The FBI reports that it currently receives over 34,000 fingerprint cards each work day. The fingerprint is then compared at the local agency, state and/or FBI with a database of fingerprints by means of an Automated Fingerprint Identification Systems ("AFIS"), a computer system developed in the 1970s which uses minutiae-based recognition algorithms which detect fingerprint characteristics to accomplish fingerprint matching. Before the AFIS can make the comparison, an ink-and-roll card is run through a scanner which creates a digital image of the fingerprint. The AFIS then compares the digital image with an existing database of fingerprints to identify an individual if that individual's fingerprint is in the database and, at the same time, updates the database with that fingerprint image.

   While the advent of computerized AFIS systems significantly improved the ability to compare fingerprints against large databases of fingerprints, the manual process of collecting and mailing ink-and-roll cards to the agency that maintains the AFIS and scanning the fingerprint image into the AFIS has led to significant bottlenecks. In addition, the fingerprinting process can be complicated by a lack of cooperation of the person being fingerprinted, the need to take multiple sets of prints and operator error. Various agencies have reported that in excess of 30% of the cards are rejected because prints are smudged or applied incorrectly. If the FBI or state agency rejects the card, the local agency is often required to locate the individual, if possible, and have another set of fingerprints taken. As a result, the time between taking a set of fingerprints and receiving the results of the search may take several days, several weeks or longer.

   Live-scan biometric imaging systems, which electronically capture and digitize an image of the fingerprint directly from a person's finger, were developed to replace the manual ink-and-roll process. The digitized fingerprint image captured by the live-scan system can then be compared with a database of stored fingerprint images by an AFIS. If a state or federal agency can receive electronic fingerprint cards, then the image can be electronically relayed to that agency for comparison and the results can be returned to the local agency within minutes or hours. In addition, because the fingerprint images are captured electronically, multiple cards can be printed from one set of images, eliminating the need to roll the fingerprint numerous times. Live-scan systems also generally have quality assurance features that help reduce the chance of operator error during the fingerprinting process.

   A number of domestic and certain international law enforcement communities are in the process of converting from manual ink-and-roll fingerprint capture to live-scan fingerprint capture. In the United States, the FBI has undertaken a major program to upgrade its Identification Division and has announced that its goal is to bring its new identification facility on-line and to receive a majority of fingerprint submissions electronically. This announcement by the FBI, coupled with increased automation at the federal and state levels, has prompted other federal, state and local agencies to adopt live-scan systems as their primary method for conducting background and identification checks. Other federal agencies, including Immigration and Naturalization Service, Internal Revenue Service, U.S. Drug Enforcement Agency, U.S. Marshals Service and the U.S. Secret Service use live-scan systems to perform identification and background checks.

   The ability to capture a forensic quality fingerprint image electronically and compare that fingerprint with a database of fingerprint images also has important non-law enforcement applications, such as conducting employee background checks, including jobs in federal or state government, banking, airport, child care, stock brokers and other securities professionals or gaming, or screening potential foster parents. Millions of fingerprint cards are taken each year in the United States for civilian purposes. Traditionally, local police stations have performed this service, with completed fingerprint cards submitted to state authorities or the FBI to perform a background investigation. This process usually takes several weeks to complete. In addition, if an ink-and-roll fingerprint card is rejected, an applicant must go through the process again, which can delay further an applicant's start date. In some cases, employers or agencies find themselves with such a backlog of applicants awaiting fingerprinting or results of the background check that they allow applicants to start the job without the background check being complete, placing the employer at risk if an applicant has a criminal record. The need for reliable and convenient fingerprint capture in a non-law enforcement environment and the need to streamline the background checking process have created a demand for live-scan products and fingerprinting services.

The Identix Solution

   Identix has developed an industry-leading set of biometric security and imaging solutions for security, fraud prevention, law enforcement and other applications. The core of Identix's products are proprietary fingerprint capture technologies developed through the application of Identix's understanding of the science of fingerprint biometrics, optics, algorithms, computing and networking.

   Biometric Security Solutions. In the biometric security market, Identix provides a comprehensive line of integrated biometric hardware and software solutions for a variety of applications, providing Identix's customers with significant improvements over traditional security and identification measures. Identix believes its biometric security technology is the most widely used in the world. Identix has sold over 15,000 biometric security products to customers in over 40 countries through its worldwide network of sales offices and distributorships to provide complete biometric solutions for a wide variety of applications, including the following:

   Building access: Numerous organizations have installed Identix's biometric security products to secure building access, including the Pentagon and various other United States government agencies, banks and industrial plants.

   Bank transaction authorization: Three large international banks use Identix's biometric security products for transaction authorization.

   Network and computer database security: Identix has and continues to develop a wide range of enterprise level security solutions for databases, network security, e-commerce and other emerging computer user needs. For example, Identix through a joint development and marketing agreement with Oracle Corporation, provides a biometric security solution for use in authorizing access to Oracle's database software. In addition, Identix has developed a biometric security solution for advanced user biometric authentication for Computer Associate's Unicenter TNG system management software.

   Airport security: Identix's biometric security products have been chosen for use in pilot programs at Chicago International O'Hare Airport to develop a universal air cargo security access system and general door access throughout the airport that is based on a combination of biometric identification and smart cards.

   Time-and-attendance: Woolworth's Limited, a major Australian supermarket chain, uses Identix's biometric security products to maintain accurate time-and-attendance records for in excess of 80,000 employees in over 500 stores.

   ATM service: Armaguard, an Australian armored car and cash carrying company, uses Identix's biometric security products to secure access for service personnel to approximately 1,200 ATMs across Australia.

   Corrections: The California Department of Corrections and the California Youth Authority are installing Identix's biometric security fingerprint readers and networking software for physical access control in prisons and CYA facilities statewide. The systems enable authorized staff members to enter and exit secure areas, provide an exact record of each entry and exit and alert security staff if authorized persons do not biometrically check out of the secured areas when expected.

   Identix believes that success in the biometric security industry requires addressing the customer's needs by providing the necessary software applications and necessary interfaces with the customer's legacy computer systems. Identix has developed system management software to facilitate the deployment of biometric security devices and to control and manage a distributed network of biometric security devices. This management software enables an authorized system manager to limit the scope of access of individuals and can create an audit trail of entries, alarms, enrollments, system changes and impostor attempts. Identix has also developed a number of customizable software applications to address specific customer's identification and verification requirements. These applications include:

   . a secure sign-on for Windows NT,

   . a specialized tracking system for correctional institution operations
     (Bio-Sentinel), and

   . identity verification for digital certificate authorization in electronic commerce.

   Identix has developed solutions to interface Identix's biometric security products with customer legacy computer systems, including Oracle databases, Computer Associates Unicenter TNG system management software, smart card readers and legacy systems. In addition, Identix has also developed the necessary software that encodes a smart card with fingerprint information used to verify an individual's identity before authorizing a transaction.

   Biometric Imaging Solutions. In the biometric imaging market, Identix has established a leadership position by providing systems for the efficient capture and management of digital fingerprint images and demographic data for various law enforcement, immigration and civilian employment, screening and background checks. Law enforcement and other government agencies in 38 states and four foreign counties have installed Identix's biometric imaging products for the following applications:

   Law Enforcement: Identix provides live-scan systems for state-wide law enforcement networks in California, Arizona, Texas, Illinois, Ohio, New Jersey, Maryland and Georgia. Many large cities and counties also use a network of Identix TouchPrint 600 live-scan systems for law enforcement, including New York City Police Department, Cook County (Chicago) Sheriff's Department, Boston Police Department and Detroit Police Department.

   Fingerprinting Services for Civilian Application: Identix recently entered into a joint venture with Sylvan for the purpose of providing fingerprinting services for a variety of civilian applications. The joint venture has statewide contracts with the State of Illinois and the California Department of Social Services to provide fingerprint services to screen applicants for licensing programs, such as day care workers or foster parents. In addition, the joint venture has programs with the American Banking Association and the National Association of Securities Dealers for performing background checks on banking and securities personnel.

   Immigration: The INS uses Identix's biometric imaging products to perform background checks on persons who enter the United States and persons seeking naturalization.

   Social services: Social service agencies in five states use Identix's biometric imaging products to provide forensic quality images to identify welfare recipients and prevent collection of benefits by the same person under different names.

   Motor vehicle licensing: Two states use Identix's biometric imaging products to check whether driver's license applicants have received and/or had revoked a license under different names in that state.

   In order to meet the forensic quality standards required for identifying individuals from within large AFIS systems, Identix has applied its optics and image processing expertise to develop a system that it believes captures higher resolution and more accurate images than other available systems. The Identix fingerprint capture unit produces rolled finger and "slap" (four fingers at once) images at 600 dots per inch and 500 dots per inch, respectively.

   Identix's live-scan products contain proprietary high-resolution printing technology and a number of proprietary software features, including data management software and software for digitizing and processing fingerprint data in accordance with FBI standards. Identix's expertise in networking and systems integration has allowed it to implement large scale systems in some of the largest law enforcement agencies in the United States to automate and improve the efficiency of the identification process. In addition, Identix has developed proprietary quality assurance software that can tell the operator if a smudged or otherwise unreadable fingerprint image was captured, allowing the operator to recapture the image and has developed capture sequence control software that detects sequence errors resulting from the accidental rolling of the wrong finger for placement on the fingerprint card.

Strategy

   Identix's goal is to continue to develop and expand high level security applications for information technology, banking, government and other biometric security applications worldwide, to augment its presence in the domestic biometric imaging markets and penetrate international biometric imaging markets. The key elements of Identix's strategy include:

   Deliver Comprehensive Biometric Solutions. In both the biometric imaging and biometric security fields, Identix strives to provide comprehensive solutions for its customers. Identix is able to deliver complete biometric security systems for a range of different uses by integrating fingerprint image capture devices, fingerprint analysis algorithms, operating systems to manage networks of biometric devices and end-user software solutions that Identix believes best meet the end-user's needs. Identix considers biometric security software and algorithms to be critical in providing comprehensive customer solutions and strives to maintain its leading edge in these areas, unlike certain other companies which are focusing solely on the development of image capture devices. In the biometric imaging industry, Identix intends to offer expanded capabilities to encompass all phases of the booking operation in a single, integrated system, through modular expansion. In addition, Identix's field service organization continues to expand the scope of its services to law enforcement agencies, assisting in systems analysis and providing interfaces between Identix and existing computer systems to improve the quality and efficiency of records collection. In both biometric security and biometric imaging, Identix seeks to continue to provide superior technical services and responsiveness and complete customer solutions that meet or exceed specifications.

   Penetrate New Markets Through Strategic Relationships. Identix is establishing strategic relationships with a select group of market leaders to provide biometric security solutions for a variety of applications. An extensive infrastructure already exists for many of the markets in which Identix wishes to participate. In these cases, Identix has and will pursue relationships with companies with strong positions in these markets. For example, Identix has developed biometric security products in cooperation with both Oracle and Computer Associates to enhance the security of their software. In addition, Identix has developed relationships with two of the leading AFIS suppliers in the world, Sagem Morpho, Inc. and NEC Technologies, Inc., to provide forensic quality biomteric imaging to government agencies. In September 1997, Identix entered into a joint venture with Sylvan to provide fingerprinting services. Identix intends to continue to focus on developing strategic relationships with OEMs, system integrators and resellers who serve as prime contractors for large, integrated systems in the domestic and international markets.

   Maintain and Enhance Leadership in Biometric Technology. Identix's success depends on providing technologically advanced, cost-effective solutions. Accordingly, Identix intends to continue to invest in research and development and, where necessary, acquire companies or technologies that are complementary to its business in order to maintain and enhance its leadership position in biometric technology. These efforts include development of low cost fingerprint capture devices, enhanced algorithms, applications software, integration tools and software, highly integrated hardware designs, and mechanical and electronic components designed for high volume production.

   Maintain a Global Presence and Perspective. Identix believes that there are many opportunities to apply biometric technologies throughout the world and that solutions provided in one area of the world can be used in other regions for customers with similar requirements. Where fraud is prevalent, biometric solutions have the potential of providing immediate substantial savings. Identix has established a regional sales and support presence in North and South America, Australia, Europe and Asia to address opportunities throughout the world.

Biometric Security Products

   Identix's biometric security products operate by comparing an individual's fingerprint with a previously recorded mathematical characterization, or template, of that fingerprint. The template can be stored in a computer's memory, in a stand-alone biometric security product or a smart card. When requesting access or authorization the user identifies himself with a PIN or coded identification card and then places his finger on the platen of the biometric security system. The system compares the finger placed on the platen with the stored template to confirm the user's identity. If the fingerprint and the stored template match, the user is positively identified and access or transaction processing is authorized. If the fingerprint and the stored template do not match, access or transaction processing is denied.

   TouchSafe II and TouchNet II. TouchSafe II and TouchNet II for Oracle are used for controlling access to computers, computer databases and networks in a wide range of solutions including government, airports, banking and healthcare. TouchSafe II and TouchNet II are designed to be connected to both personal computers and sophisticated client/server networks to provide advanced user authentication through Identix developed solutions, such as the Oracle and Computer Associates specific solutions, or third party custom developed solutions. TouchNet II features data hashing security which encodes and decodes network-based communications and fingerprint data for heightened security.

   TouchSAFE Personal and TouchNet III. TouchSAFE Personal and TouchNet III serve the same market applications as TouchSafe II and TouchNet II. Both products connect to the host computer via a serial interface and perform enrollment and verification functions within the device using Identix proprietary pattern-matching algorithms and either a custom ASIC microprocessor or an off-the-shelf microcontroller. Both products will operate with all Identix biometric security systems and application software. TouchSAFE Personal also incorporates an optional internal smart card read/write device, all within its streamlined desktop configuration. Identix believes that these products can provide identity authentication on computer networks for electronic commerce, database access and other computer-related information and data security applications.

   TouchLock II. TouchLock II is an access control system which may be used in many different applications, including securing access to physical space such as buildings, vaults and ATMs or authorizing financial transactions. TouchLock products, which are very rugged and recognized for their mission-critical reliability, have been installed in the Pentagon and various other United States government agencies and in banks and industrial plants around the world. These products may be connected in a network configuration through a personal computer and have the flexibility to permit access to designated entry points, thereby allowing a customer to install different levels of security at different locations within the same system. In addition, TouchLock II can be used as a stand-alone system eliminating the need for a personal computer or network connection. TouchLock II is also marketed under the name Fingerscan internationally.

   TouchClock II. TouchClock II is specifically designed for employee time-and-attendance applications, to be used as an alternative to, or in conjunction with, traditional punchcard time-and-attendance systems. TouchClock II can track an individual's time of arrival and departure as well as breaks. TouchClock II is based on the same core proprietary technology as TouchLock II.

   TouchBlock II, TouchBlock 2.5 and F3. Identix sells fingerprint identification kits to OEMs consisting of a tooled optics subsystem, custom integrated circuit or off-the-shelf microcontrollers, and supporting software modules which allows biometric identification to be integrated into third party OEM systems.

   Fingerlan III. Fingerlan III is system management software for use with TouchLock designed to allow the authorized system manager the ability to limit access of specific individuals to certain times or to certain locations, as well as to create an audit trail of all entries, alarms, enrollments, system changes and impostor attempts. Fingerlan III is compatible with Microsoft Windows.

   Application Software. Identix's biometric security software products comprise two major categories: applications developed internally and software interfaces to third party products. Applications developed internally include a secure sign-on for Windows NT, a specialized tracking system for correctional institution operations (Bio-Sentinel), and identity verification for digital certificate authorization in electronic commerce. Identix has developed solutions to interface Identix's biometric security products with customer legacy computer systems, including Oracle databases, Computer Associates Unicenter TNG system management software, smart card readers and legacy applications. In addition, Identix has also developed the necessary software that encodes a smart card with fingerprint information used to verify an individual's identity before authorizing a transaction. Identix works with its customers to develop software applications and provides software developer kits for customized applications.

   Algorithms. Identix has developed patented pattern recognition algorithms that operate on an entirely different basis than the minutiae-based algorithm used in law enforcement and in other commercially available biometric security products.

Biometric Imaging Products

   Identix's biometric imaging products are used for the capture, storage and management of high resolution forensic quality fingerprint images and other identifying information.

   TouchPrint 600 Live-Scan System. Identix's TouchPrint products are computer-based, inkless live-scan systems that electronically scan and capture forensic quality fingerprint images directly from an individual's finger. The fingerprint images then can be printed using a laser printer or transmitted over telephone lines or a wide area network to AFIS systems for identification matching at local, state or federal agencies. TouchPrint was designed for use by law enforcement agencies as a more accurate and efficient method of recording fingerprint and demographic information than the conventional "ink-and-roll" method. The TouchPrint 600 workstation and printer system was the first system accredited under the FBI's Image Quality Specifications standard. Accreditation to this specification is required for direct electronic submission of fingerprint images to the FBI's integrated AFIS. In addition to law enforcement applications, other applications for the TouchPrint systems include background checks of prospective employees by public and private sector employers. TouchPrint 600 systems typically integrate a high resolution scanner with digital signal and video processing boards, multi-processing application software, a multi-tasking computer, monitors as well as a laser printer enclosed in a cabinet.

   TouchPrint 600 Card Scan System. The TouchPrint 600 Card Scan System provides digitization of inked fingerprint images that were originally recorded on 10-print card stock. The TouchPrint 600 Card Scan System is designed to be used primarily by lower volume booking sites that want to participate in an electronic fingerprint identification network. The TouchPrint Card Scan System has a flat-bed scanner on which the user places the inked fingerprint card. The system checks for lateral and angular misalignment of the card, digitizes the complete card, applies automatic contrast equalization and extracts the digital image of each individual fingerprint on the card. The digitized fingerprint record can be forwarded by mail or electronically for identification processing by the FBI, or a local or state AFIS or for archive at a central records repository.

   TouchPrint 600 Palm Scanner. The TouchPrint 600 Palm Scanner is an inkless live-scan system that electronically captures high quality palm images for forensic matching. The TouchPrint 600 Palm Scanner can be integrated with existing TouchPrint 600 live-scan networks. The palm images can be transmitted to identification bureaus for examination using existing TouchPrint 600 communication software and printed using existing TouchPrint 600 printing systems with upgrade.

   TouchView II. TouchView II is specifically designed to capture and display a high resolution video fingerprint image on a customer-supplied workstation. TouchView is designed to be used primarily by system integrators as an optical fingerprint capture device which supplies fingerprint images to a frame grabber which digitizes the image for computerized fingerprint database systems for identification matching. Identix's TouchView single-finger imagers are incorporated by OEMs into turnkey systems and are used for civilian applications in welfare fraud prevention, immigration and border control, and motor vehicle licensing.

   DocuColor. The DocuColor mugshot and image file management system is an image management system that provides the capability to create an "electronic file folder" containing color video images, document images, fingerprints, forms and digitized data. The system provides compact storage and easy retrieval of a large volume of criminal justice information so that a user can, by querying the system and utilizing certain physical characteristics of a suspect, produce from a search of thousands of suspect records a photo line-up for comparison. The system operates on a personal computer workstation. A digital video camera is used for capturing color photographs and a high resolution scanner is used to digitize documents to store in an electronic file folder. A high-capacity relational database is used to index and store information and images. Images and data from the electronic file folders can be displayed on high resolution monitors or printed on black and white or color printers. The DocuColor system provides networking capabilities to allow multiple users access to a central database and image storage system.

   TouchPrint 600 Store & Forward System. The TouchPrint 600 Store & Forward System located at central processing sites manage the flow of electronic fingerprint records from a network of TouchPrint live-scan systems. The high-performance, multi-function Store & Forward platform simultaneously supports record receiving, interactive record editing, selective record transmitting and record printing on locally attached printers.

   TouchPrint 600 Print Server. TouchPrint 600 Print Servers provide automated receipt and printing of live-scan fingerprint records at remote or central facilities. High-capacity record storage options ensure uninterrupted record flow during peak load periods.

   Software. The TouchPrint 600 live-scan comes with Identix's proprietary user interface software, which can be custom configured to meet the demanding demographic data entry and specialized workflow requirements of law enforcement agencies. TouchPrint's Image Quality Assurance software automatically checks each fingerprint image and alerts the operator if the fingerprint should be re-scanned. In addition, Identix offers software options such as AccuCapture

Sequence Control that provides true "slap-to-roll" comparison eliminating fingerprint sequence errors by the live-scan operators. The TouchPrint 600 also supports selective management reporting functions to evaluate system and operator performance.

Fingerprint Services

   Certain employers, including federal or state government agencies, child care, securities and gaming licensing agencies, require a background check, including a fingerprint check, as a condition of employment. Usually, an applicant is required to go to a police station for ink fingerprinting and then submit the fingerprint card to the employer for submission to the state authorities or the FBI to perform a background investigation. If the fingerprint card is rejected, an applicant then must go through the process again.

   The need for reliable and convenient fingerprint capture for diverse applications has given rise to the fingerprinting business. In September 1997, Identix and Sylvan entered into a joint venture to pursue opportunities created by this demand for fingerprint services. The joint venture provides fingerprinting services on a contract basis using Identix live-scan systems at locations provided by government agencies or Sylvan and through mobile units which are dispatched from a central location and make periodic visits to different locales. The business maintains an "800" number which people can call to find out the most convenient location for them to have fingerprints taken, including the times at which mobile units are servicing various locations, and to schedule an appointment. The joint venture earns a fee for each user of the services. The joint venture has statewide contracts with the State of Illinois and the California Department of Social Services to provide fingerprint services to screen applicants for licensing programs, such as day care workers or foster parents. In addition, the joint venture has established programs with the American Banking Association and the National Association of Securities Dealers for performing background checks on banking and securities personnel.

   The fingerprint services business provides the applicant and employer with the following advantages: fingerprinting takes place in a non-police environment; background checks can be completed more quickly allowing the applicant to begin work sooner; re-submissions can be done automatically; the rejection of cards because of poor print quality is virtually eliminated; and employers may not be subject to the unnecessary risk of discovering that an employee who has begun work may have a criminal record.

ANADAC Services

   Identix provides information technology, engineering and management consulting services to private and public sector clients through ANADAC, which is headquartered in Arlington, Virginia. ANADAC's services support the development, installation, integration and operation of hardware and software technology solutions, including Identix products, for a variety of client operating environments. ANADAC provides these services through the following groups and subsidiary:

   Information Technology Group. ANADAC's Information Technology Group provides business process analysis and business process engineering as well as system design, development, integration and implementation services to automate a client's workflow thereby improving operational efficiency and solving business problems. The IT Group's solutions incorporate a variety of technologies such as digital imaging, biometric imaging, networking, relational database development and management, telecommunications and integration of nonhomogeneous software and hardware into a single homogeneous environment.

   The IT Group focuses on providing acquisition, design, development and integration support for imaging systems in a variety of different applications ranging from law enforcement to office and business applications to automated storage and retrieval. The IT Group utilizes Identix's DocuColor image file management system to provide customers a file management system that allows users to capture, catalog, index, store and retrieve data, digital video images and document images using a file folder paradigm. The IT Group also develops and implements biometric solutions using Identix's products. For example, the IT Group has been a systems integrator for the Maryland Department of Public Safety and Cook County Sheriff's Department whereby they integrated Identix's TouchPrint 600 live-scan system, Identix's DocuColor mugshot and file management system and the customers' criminal justice information systems. The IT Group also functioned as the software development facility to integrate Identix's TouchLock and TouchSafe product lines into Computer Associates Unicenter TNG system management software and Identix's Bio-Sentinel software. The IT Group also designs and implements other imaging systems using "off- the-shelf" or commercially available products that satisfy its clients' requirements.

   The IT Group has used internally developed technology to develop the Identix General Services Administration ("GSA") computerized catalog that enables federal and state agencies to call up specifications and pricing, then order equipment and services from its GSA Federal Supply Schedule Contract ("FSS"). Through the GSA FSS program, Identix streamlines the acquisition process and allows federal and state agencies to procure Identix equipment in an expedient matter. Originally the IT Group implemented the GSA FSS program for internal use; now however, the IT Group allows third parties for a fee to sell through Identix's GSA computerized catalog.

   Systems Engineering Group. ANADAC's System Engineering Group is a leader in providing consulting, scheduling, project monitoring, financial and contract management planning and implementing system acquisition programs in both the public and private sectors. The Systems Engineering Group has extensive expertise in planning and executing weapon system acquisitions. In September 1995, ANADAC's System Engineering Group was awarded a contract for program management engineering services by the Naval Sea Systems Command in support of the AEGIS Combat Shipbuilding Program. The contract generated approximately $7 million per year in revenue in the past three years, and is estimated to have a total contract value of approximately $38 million over a five-year period if all contract options are exercised. There can be no assurance that any contract extensions will be exercised or that funding will be provided beyond the base year.

   Facilities Group. ANADAC's Facilities Group provides strategic program management, including monitoring and cost control, facility engineering audits, assessments, inspections and maintenance management and construction management programs. An example contract includes functioning as the construction manager for GSA's 10-year renovation of the White House and Executive Office buildings.

   Legislative Demographic Services, Inc. ANADAC's wholly owned subsidiary Legislative Demographic Services, Inc. provides demographic data information and services principally to Fortune 500 companies for use in lobbying Federal and state legislatures.

   A substantial portion of ANADAC's business comes from government agencies, which subjects the business to certain additional risks.

Product Development

   Identix continues to invest in research, development and engineering to enhance the performance and functionality, and in certain cases reduce the costs, of its existing products as well as to increase the breadth of Identix's product offerings. Identix's expenditures for research, development and engineering totaled $4,572,000, $2,754,000, and $1,486,000, in the fiscal years ended June 30, 1998, 1997 and 1996, respectively. In addition, research, development and engineering expenditures funded by customers were $16,000, $269,000, and $255,000 in the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

   Identix's development programs have recently focused on: the next generation biometric security devices which are being developed to be faster, more reliable and cost effective than currently available devices; biometric security end user software applications; development of the recently introduced palm scanner; and enhancement of Identix's other live-scan products.

Sales, Marketing and Support

   Identix markets its biometric security and biometric imaging product lines directly to end users through its internal sales force, and indirectly through authorized agents, distributors, VARs, system integrators and OEMs. Identix's sales organization is divided into four regions: North America; Asia/ Pacific; Latin America; Europe, Middle East and Africa.

   Biometric Security Products. Identix's biometric security products are sold through a worldwide network of direct sales personnel, distributors, systems integrators, VARs and OEMs. Sales activity is concentrated in the markets of database and network access security, banking (financial transactions), time-and-attendance, access control and government (personal verification). Identix has sales, service, product marketing and application engineering expertise in each regional sales offices to provide the customers with complete sales and maintenance support.

   Sales activity varies widely from single access control devices sold by a dealer or system integrator to complicated, networked solutions sold by several companies working cooperatively, such as financial transaction authorization, time-and-attendance and building access. The success of these sales depends on Identix's ability to provide integrated solutions that are usually software based. The majority of the service and support activities relate to these software and integration issues.

   Biometric Imaging Products. Identix's biometric imaging products are marketed domestically primarily through a direct sales force and internationally through sales representatives. Identix also teams with two major AFIS vendors, NEC and Sagem Morpho, to provide TouchPrint 600 systems or OEM versions thereof for law enforcement applications. In addition, Identix works closely with skilled system integrators for civil and commercial applications of its biometric imaging technology. Identix develops proposals, either directly or in cooperation with its partners, and is often directly involved in negotiating the contract terms.

   Identix's TouchPrint 600 live-scan system is generally sold through a competitive bid process based on a RFP. Funding for these projects often comes from federal, state and local agencies. The funding, proposal, contract negotiation and implementation process can extend over several months or years, although for existing customers that are adding to or upgrading their systems, the sales cycle is considerably shorter and these sales often are not required to go through the bid process.

   Product Support. Installation and maintenance support comes from Identix's 24 hour/7 days per week TouchCare support center, regional technical staffs as well as Identix's engineering staff. This support generally includes travel to the customer site to explain the technical operation of the system, clarify the configurations, detail any necessary software customization and define the integration issues. The systems are then installed and supported by the TouchCare support center, regional staffs and the Identix trained system integrators, VARs or partners. Identix provides ongoing training at its Sunnyvale, California facility for customers and distributors, as well as providing on-site training for customers.

   Identix's biometric imaging products carry a 90-day warranty and extended service and warranty are offered through a choice of maintenance contracts. Identix's biometric security products carry a one year warranty and additional support is available for a fee after the expiration of the warranty period. For equipment produced by other companies, Identix passes on to its customers the standard warranties provided by those manufacturers. Service centers are located in California, Australia, Indonesia and Switzerland.

   ANADAC Services. ANADAC markets its services directly to United States government agencies, including the DOD, and to commercial entities.

Backlog

   Product sales are generally made pursuant to purchase orders, which are subject to cancellation. Identix typically ships its products within sixty days of receipt of an order. For its ANADAC services business, amounts in backlog are often not funded and, even if they are funded, are subject to cancellation by the contracting agency. Accordingly, Identix believes that backlog at any given time cannot be considered a meaningful indicator of future financial performance.

   Identix had product backlog of $4,865,000 on June 30, 1998, all of which is scheduled to be shipped and recognized as revenue in the current fiscal year. Identix had product backlog of $2,558,000 on June 30, 1997 and $1,677,000 on June 30, 1996.

   ANADAC had services backlog of $139,316,000 on June 30, 1998, of which $19,280,00 is scheduled to be provided and recognized as revenue in the current fiscal year. ANADAC had services backlog of $44,450,000 on June 30, 1997 and $54,372,000 on June 30, 1996.

Patents and Trade Secrets

   Identix's ability to compete effectively will depend in part on its ability to maintain the proprietary nature of its technology, products and manufacturing processes. Identix principally relies upon patent, copyright, trade secret and contract law to establish and protect its proprietary rights. The success of Identix's products business will depend in part on its proprietary technology and Identix's protection of the technology. Identix holds the following patents:

  . one U.S. patent expiring in 2004 and ten foreign patents on one version of Identix's optical fingerprint reading device;

  . one U.S. patent expiring in 2008 and six foreign patents on a fingerprint analysis algorithm;

  . one U.S. patent expiring in 2013 covering an enhanced method of recording a fingerprint;

  . one U.S. patent expiring in 2014 and two foreign patents on Identix's curved platen design palm scanner;

  . one U.S. patent expiring in 2015 covering a different version of Identix's optical fingerprint reading device;

  . one U.S. patent expiring in 2015 covering a fingerprint reading device with a heated optical platen; and

  . one U.S. patent expiring in 2016 covering a system for reducing smear in rolled fingerprint capture.

   Identix has an ongoing policy of filing patent applications to seek protection for novel features of its products and currently has four patent applications pending in the United States and six in foreign countries. No assurance can be given that the claims allowed on any patents held by Identix will be sufficiently broad to protect Identix's technology. In addition, no assurance can be given that any patents issued to Identix will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to Identix. The loss of patent protection on Identix's technology or the circumvention of its patent protection by competitors could have a material adverse effect on Identix's ability to compete successfully in its products business. There can be no assurance that any existing or future patent applications by Identix will result in issued patents with the scope of the claims sought by Identix, or at all, that any current or future issued or licensed patents, trade secrets or know-how will afford sufficient protection against competitors with similar technologies or processes, or that any patents issued will not be infringed upon or designed around by others. In addition, there can be no assurance that others will not independently develop proprietary technologies and processes which are the same as or substantially equivalent or superior to those of Identix. Further, there can be no assurance that Identix has not or will not infringe prior or future patents owned by others, that Identix will not need to acquire licenses under patents belonging to others for technology potentially useful or necessary to Identix, or that any licenses will be available to Identix, if at all, on terms acceptable to Identix.

   Litigation, which could result in substantial cost to Identix and diversion of management attention, may also be necessary to enforce any patents issued to Identix or to determine the scope and validity of other parties' proprietary rights. If the outcome of any litigation is adverse to Identix, its business could be adversely affected. To determine the priority of inventions, Identix may have to participate in interference proceedings declared by the United States Patent and Trademark Office or oppositions in foreign patent offices, which could result in substantial cost to Identix and limitations on scope or validity of Identix's patents.

   Identix also relies on trade secrets and proprietary know-how which it seeks to protect by confidentiality agreements with its employees and consultants and with third parties. There can be no assurance that these agreements will not be breached, that Identix will have adequate remedies for any breach, or that its trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Competition

   The markets for biometric security and biometric imaging products are extremely competitive and are characterized by rapid technological change, both as a result of technical developments exploited by competitors, the changing technical needs of the customers and frequent introductions of new features. Identix expects competition to increase as other companies introduce additional and more competitive products. In order to compete effectively in this environment, Identix must continually be able to develop and market new and enhanced products and market those products at competitive prices. There can be no assurance that Identix will be able to make the technological advances necessary to compete successfully in its products business. Some of Identix's present and potential competitors have financial, marketing and research resources substantially greater than those of Identix. Existing and new competitors may enter or expand their efforts in Identix's product markets, or develop new products to compete against Identix's products. No assurance can be given that Identix's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features or that new products or technologies will not render obsolete the products of Identix.

   A significant number of established and startup companies are developing and marketing software and hardware for fingerprint biometric security applications that could compete directly with Identix's biometric security products, including a number of companies that are developing semiconductor or optically-based direct contact fingerprint image capture devices. In addition, other companies are developing and marketing other methods of biometric identification such as retinal blood vessel or iris pattern, hand geometry, voice and facial structure, which could significantly reduce the potential market for Identix's products if widely adopted. Identix's biometric security products also face competition from non-biometric technologies such as traditional key, card and surveillance systems, PINs and similar traditional verification methods. Identix believes that in an effort to remain competitive in the future it will need to invest increasing financial resources in research and development.

   Identix believes that the most important competitive factors for biometric security products are the degree of security provided, ease of use, functionality, price and reliability. In applications such as controlled access to computers, ATMs and electronic funds transfer, Identix faces competition from technologies relying on PIN numbers or passwords. In competing with these non-biometric products, Identix believes that the most important competitive issue is the trade-off between the additional security provided by positive personal identification and the higher price. In some instances, however, products using non-biometric technologies may be complementary to, rather than competitive with, Identix's biometric security products. For example, card key systems can be integrated with biometric security systems to supply different levels of security within a facility.

   Identix believes that the most important competitive factors for the biometric imaging products are the quality of fingerprint images, the capability to work within large criminal history networks, ease of use, price and reliability. Identix's biometrics imaging products face intense competition from a limited number of competitors who are actively engaged in developing and marketing live scan products, including Digital Biometrics Inc., Heimann Biometric Systems GmbH and Printrak International, Inc.

   In its services business, Identix faces substantial competition from professional services providers and systems integrators of all sizes in the government marketplace. ANADAC is increasingly being required to bid on firm fixed price and similar contracts that result in greater performance risk to ANADAC. If ANADAC is not able to maintain a competitive cost structure, support specialized market niches, retain its highly qualified personnel or align with technology leaders, it may lose its ability to compete successfully in the services business.

Manufacturing

   Identix limits its manufacturing activities to the assembly and testing of proprietary subassemblies, final system assembly and functional testing. Printed circuit board assemblies are fabricated by highly automated outside suppliers. Identix believes this would permit rapid expansion of production capacity to meet any significant increase in product demand. Identix believes that the cost of material and fabricated subassemblies will decline if manufacturing volume increases. Quality control tests are performed at all stages of the manufacturing process.

   Identix currently uses certain components which are sole sourced, the most important of which are the charge coupled and CMOS imaging devices and ASICs for the biometric security products and the charge coupled devices for the biometric imaging products. The partial or complete loss of supplies available from sole or limited sources of supply or the delay in receiving supplies from these sources could result in delays in manufacturing and shipping of products to customers and require the incurrence of development and other costs to establish alternative sources of supply. While Identix attempts to maintain a few months worth of inventory on sole sourced components, it may take Identix several months to locate alternative supplies if required, or redesign its products to accommodate components from different suppliers. If Identix is required to seek alternative suppliers, there can be no assurance that Identix will be able to obtain components within the time frames required by Identix at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components on a timely basis in sufficient quantities or of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could have a material adverse effect on Identix's business, financial condition and results of operations.

Employees

   As of December 31, 1998, Identix had 175 employees working in its products business, of whom 47 were engaged in research, development and engineering, 29 in production and production support, 79 in sales, marketing and field service and 20 in general administration and finance. As of December 31, 1998, Identix had 242 employees working in its services business, of whom 199 were service providers, 19 were engaged in sales and marketing and 24 were engaged in general administration and finance. None of Identix's employees is represented by a union and Identix has never experienced a work stoppage. Management considers its employee relations to be good.

Properties

   Identix leases approximately 40,000 square feet of space in Sunnyvale, California for manufacturing, research and administration. The monthly lease payments are $35,000 a month plus taxes, insurance and maintenance costs and the lease expires in 2001. Sales and service offices are leased in Australia, Zurich, Rio de Janiero and Singapore with an aggregate net monthly lease payment of approximately $13,000. Identix also services customers from sales offices in California , Virginia and Michigan. Identix also has small offices in Illinois and Missouri primarily providing engineering services. ANADAC leases approximately 42,000 square feet in four locations in Virginia with aggregate monthly lease payments of $83,000, which leases expire in 2000 and 2001. ANADAC also services customers from offices leased in Mississippi, Maryland, Massachusetts and Virginia. Identix believes that its facilities are adequate for its operations for the foreseeable future.

Legal Proceedings

   ANADAC, Inc. is a named defendant in four related personal injury lawsuits pending in the Circuit Court of Virginia. All of these suits arise from the collapse of a balcony at the University of Virginia during graduation ceremonies in May 1997 in which one person was killed and approximately 23 others were injured. The Commonwealth of Virginia and the Curator of the University's Academical Village are also named defendants. It is alleged that the Commonwealth of Virginia and the Curator were negligent in failing to maintain and ensure the structural integrity of the historic structure which collapsed. It is alleged that ANADAC is liable for failing to identify signs of structural deterioration during a contracted 1994 inspection. ANADAC had been hired by the University of Virginia to create a budget for maintaining ten historic buildings based on a visual inspection and analysis of certain statistical information. ANADAC's assignment did not include a structural review of any nature and did not encompass the type of inspection that would uncover a defect of the nature that caused the balcony collapse. Of the four lawsuits, one was filed in the Circuit Court of Virginia in Fairfax in March 1998 and the three others were filed in the Circuit Court of Virginia in Charlottesville between July and September 1998. The aggregate amount of damages sought in these suits is $7,700,000. Approximately ten of the persons injured in the accident have settled with the Commonwealth of Virginia, releasing all potential claims with respect to the accident. Additional lawsuits may be filed by other injured persons with respect to the accident. Identix believes that the claims against ANADAC are without merit and will not have a material adverse effect on Identix.

Executive Officers and Directors

   The executive officers and directors of Identix, and their ages, as of December 31, 1998, are as follows:

               Name              Age                  Position
               ----              ---                  --------
   Randall C. Fowler............  59 President, Chief Executive Officer and
                                     Director
   Harrison N. Walther..........  61 President and Chief Executive Officer of
                                     ANADAC
   James P. Scullion............  42 Executive Vice President, Chief Financial
                                     Officer, Secretary and Director
   Daniel F. Maase..............  55 Vice President, Biometric Imaging Division
   John Kirsten.................  54 Vice President, Biometric Security Division
   Alan Schallop................  58 Vice President, Worldwide Sales, Marketing
                                     and Customer Support
   Gary L. Cauble...............  47 Vice President, Manufacturing
   John Bruce-Smith.............  41 Vice President, Finance
   Patrick H. Morton............  58 Director
   Randall Hawks, Jr............  48 Director
   Fred U. Sutter...............  70 Director
   Larry J. Wells...............  55 Director
   Charles W. Richion...........  62 Director

   Randall C. Fowler is Chairman of the Board of Directors, President and Chief Executive Officer of Identix, positions he has held since founding Identix in 1982.

   Harrison N. Walther was the President and Chief Executive Officer of ANADAC until he retired on December 31, 1998. Mr. Walther joined ANADAC in 1982. He served as Vice President of ANADAC from 1982 through 1984 and Executive Vice President from 1984 through 1985 before assuming the duties of President in 1986. Mr. Walther was a director of Identix from February 1995 through October 1998.

   James P. Scullion has been a director of Identix since 1998, the Executive Vice President and Chief Financial Officer of Identix since July 1996 and, from 1990 to 1996, he was Vice President, Finance and Chief Financial Officer of Identix. From 1986 to 1990, he was Vice President, Finance and Chief Financial Officer at DataTrak, Inc., a manufacturer of security access systems.

   Daniel F. Maase, Vice President, biometric imaging Division, joined Identix in November 1988 and served as Vice President, Engineering from December 1988 until he was appointed to his present position in February 1998. Prior to joining Identix he was an Operations Manager at Varian Associates, a manufacturer of instruments and microwave power devices, medical equipment and semiconductors, from 1987 to 1988.

   John Kirsten, Vice President, biometric security Division, joined Identix in May 1998. Prior to joining Identix, he spent several years in the software industry, serving as Vice President of International Operations for Objectivity, Inc. from 1997 to 1998, Vice President of International Operations for IDE/Aonix from 1995 to 1997, and Vice President of European Operations for IMSL/Visual Numerics, Inc. from 1992 to 1995.

   Alan Schallop, Vice President, Worldwide Sales, Marketing & Customer Support, joined Identix in October 1997 as the Vice President, North American Sales, Marketing & Customer

Support. He was appointed to his present position in February 1998. Prior to joining Identix, Mr. Schallop was the Vice President of Worldwide Sales and Customer Support of Zapex Technologies from December 1996 to October 1997, the Chief Operating Officer of Pharm/Net from June 1996 to December 1996, the Vice President of Worldwide Customer Support of Wyse Technology from May 1995 to May 1996, the Vice President of North American Sales and Channels of OpenVision Technologies Inc. from March 1994 to February 1995 and served in various positions with Sequent Computer Systems, Inc. from December 1990 to February 1994, including Vice President and General Manager of North American Sales. Mr. Schallop worked at Hewlett-Packard Co. from 1969 to 1990 in various positions, including U.S. Sales Manager for Networked Systems and OEM products.

   Gary L. Cauble, Vice President, Manufacturing, joined Identix in August 1995. Prior to joining Identix, from 1990 to 1995, he was assistant Division Manager/Operations Manager at Bell Industries.

   John Bruce-Smith, Vice President, Finance, joined Identix Australia Pty Limited as Controller in November 1997 and served as Controller of Identix from April 1998 through August 1998, before being appointed to his present position in September 1998. Prior to joining Identix, he worked as a financial project manager at Racal Telecommunications Ltd in England from February 1997 through September 1997. Prior to that, Mr. Bruce-Smith served in various financial capacities with AWA Limited in Sydney from 1990 through 1996, most recently serving as Assistant Chief Financial Officer.

   Patrick H. Morton has been a director of Identix since 1985. Mr. Morton is president of Kokusai Semiconductor Equipment Corporation. In addition, Mr. Morton is Chairman of the Board of Directors and co-founder of QuadRep, Inc., manufacturers' representative company. He held the position of President of QuadRep, Inc. from 1981 through 1990 and has been Chairman since 1991.

   Randall Hawks, Jr.. has been a director of Identix since 1988. Mr. Hawks is currently President and Chief Executive Officer at WHEB Systems, Inc. From 1994 to 1995, Mr. Hawks was Executive Vice President of AT&T Paradyne, a communications equipment subsidiary of AT&T. Prior to joining AT&T Paradyne, Mr. Hawks was Executive Vice President of Identix from 1989 to November 1993 and was Vice President of Marketing from 1985 to 1989.

   Fred U. Sutter has been a director of Identix since 1988. Until January 1996, Mr. Sutter was Chairman, Chief Executive Officer and President of Ascom Holding Ltd., a United States subsidiary of Ascom Holding AG, the parent company of a group of telecommunication companies and service automation providers. From December 1993 to July 1995, Mr. Sutter was the Chief Executive Officer and President of Ascom Holding AG. From January 1991 to August 1993, he was the Deputy President of Ascom Holding AG. From January 1987 to December 1990, he was President of Ascom Hasler AG. Ascom Hasler AG is a Swiss telecommunications company and is a part of Ascom Holding AG.

   Larry J. Wells has been a director of Identix since 1992. Since 1989, Mr. Wells has been a general partner of Anderson and Wells Company, the management company for Sundance Venture Partners, L.P. Prior to his affiliation with Anderson and Wells Company, Mr. Wells held similar positions with Inco Venture Capital from 1988 to 1989 and Citicorp Venture Capital from 1983 to 1987. Mr. Wells currently serves on the Board of Directors of Cellegy Pharmaceuticals, Inc., a drug development company, Isonics Corporation, an advanced materials and technology company, and Legacy Brands, Inc., a premium food producer and distributor.

   Charles W. Richion has been a director of Identix since 1998. Mr. Richion served as Vice President, Corporate Development, of Identix from June 1997 to June 30, 1998. Since July 1, 1998 he has been engaged as a consultant to Identix. Prior to joining Identix, Mr. Richion worked at Hewlett-Packard Company from 1965 through 1996 serving in a variety of functions. His most recent positions included Vice President and Director of U.S. Sales operations and building the Global Partners program.

Executive Compensation

   The table set forth below provides certain summary information concerning compensation paid to or accrued for Identix's Chief Executive Officer and each of the four other most highly compensated executive officers of Identix who served as executive officers at June 30, 1998 for fiscal years ended June 30, 1998, 1997 and 1996. Included in the table are two individuals who no longer serve as executive officers of Identix: Harrison N. Walther and Charles W. Richion. Mr. Walther retired on December 31, 1998. On June 30, 1998, Mr. Richion's employment with Identix terminated and Mr. Richion became a consultant to Identix. Mr. Richion was elected to the Identix Board of Directors on October 29, 1998. Identix repriced underwater stock options on April 28, 1998, which constituted a cancellation of the underwater option and the grant of a new option. If a stock option was granted earlier in fiscal year 1998 and then canceled and reissued in connection with the repricing on April 28, 1998, the stock option is only counted once in the table under 1998.

                           Summary Compensation Table

                                          Annual
                                       Compensation       Other       Long Term
                                    ------------------ Compensation Compensation
 Name and Principal Position   Year Salary($) Bonus($)     ($)      Options(#)(1)
 ---------------------------   ---- --------- -------- ------------ -------------
 Randall C. Fowler...........  1998  225,000   16,700        --        95,000
  Chairman, President and      1997  200,000    2,933      9,600       50,000(2)
  Chief Executive Officer      1996  168,000      --         --        45,000
 Harrison N. Walther.........  1998  187,681  173,432     26,551       85,000
  President and Chief
  Executive                    1997  171,167  120,049        --        45,000(2)
  Officer of ANADAC, Inc.      1996  146,910  110,448        --        20,000
 James P. Scullion...........  1998  190,000   11,400      8,000       95,000
  Executive Vice President     1997  165,000    1,600      6,000       50,000(2)
  and Chief Financial Officer  1996  126,000      --         --        45,000
 Daniel F. Maase.............  1998  130,000   35,050        --        50,000
  Vice President of Bio-
  Imaging                      1997  126,000   15,000        --        25,000(2)
  Division                     1996  126,000    5,000        --        25,000
 Charles W. Richion..........  1998  245,192      --         --        75,000
  Vice President,
  Corporate Development

--------
(1) All figures in this column reflect options to purchase Identix's common stock.
(2) These stock options were canceled in connection with the April 28, 1998 repricing and the reissued options are also included in the table under 1998.

   The following table sets forth stock options granted to the executive officers identified in the Summary Compensation Table during the fiscal year 1998 under Identix's Equity Incentive Plan. Since inception, Identix has not granted any stock appreciation rights. Potential realizable value is based on an assumption that the market price of the stock appreciates at the stated rate, compounded annually, from the date of grant until the end of the option term. These values are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect Identix's estimated future stock price appreciation. Except for the options granted to Mr. Richion which vest over a period of less than 12 months, options vest ratably over twenty-four months from the date of grant with acceleration of vesting of options if Identix achieves certain financial goals set by the Compensation Committee. Options that were repriced on April 28, 1998 continued with the same vesting schedule as the original options. The percentage in the second column is based on the total number of options granted to employees in fiscal year 1998. If a stock option was granted earlier in fiscal year 1998 and then canceled and reissued in connection with the repricing on April 28, 1998, the stock option is only counted once in determining the number of options granted to employees in fiscal year 1998. The exercise price for each option is the fair market value on the date of grant.

                       Option Grants in Last Fiscal Year

                                                                               Potential
                                                                              Realizable
                                                                               Value at
                                     Individual                             Assumed Annual
                                     Grants % of                            Rates of Stock
                                    Total Options                                Price
                                     Granted to                              Appreciation
                                    Employees in                              for Options
                         Options     Fiscal Year  Exercise Price Expiration ---------------
          Name           Granted        1998        Per Share       Date      5%      10%
          ----           -------    ------------- -------------- ---------- ------- -------
Randall C. Fowler....... 20,000(1)        1%         $ 9.8750     10/30/07  124,207 314,764
                         20,000(2)        1%         $ 7.6250     10/30/07   90,066 225,081
                         50,000(2)        4%         $ 7.6250      7/26/06  188,924 455,645
                         25,000           2%         $ 7.6250      4/28/08  119,883 303,807
Harrison N. Walther..... 15,000(1)        1%         $ 9.8750     10/30/07   93,155 236,073
                         20,000(2)        1%         $ 7.6250     10/30/06   78,515 190,756
                         25,000(2)        2%         $ 7.6250      7/26/06   94,462 227,823
                         15,000(2)        1%         $ 7.6250     10/30/07   67,549 168,811
                         25,000           2%         $ 7.6250      4/28/08  119,883 303,807
James P. Scullion....... 20,000(1)        1%         $ 9.8750     10/30/07  124,207 314,764
                         20,000(2)        1%         $ 7.6250     10/30/07   90,066 225,081
                         50,000(2)        4%         $ 7.6250      7/26/06  188,924 455,645
                         25,000           2%         $ 7.6250      4/28/08  119,883 303,807
Daniel F. Maase......... 10,000(1)        1%         $ 9.8750     10/30/07   62,103 157,382
                         10,000(2)        1%         $ 7.6250     10/30/07   45,033 112,541
                         25,000(2)        2%         $ 7.6250      7/26/06   94,462 227,823
                         15,000           1%         $ 7.6250      4/28/08   71,930 182,284
Charles W. Richion...... 15,000(1)        1%         $10.1250      7/24/07   95,513 242,050
                         10,000(1)        1%         $10.3750      9/23/07   65,248 165,351
                         25,000(1)        2%         $ 9.6875      1/29/08  152,310 385,985
                         25,000(2)        2%         $ 7.6250      1/29/08  116,293 292,701
                         10,000(2)        1%         $ 7.6250      9/23/07   44,434 110,726
                         25,000(2)        2%         $ 7.6250       2/6/07  101,991 249,681
                         15,000(2)        1%         $ 7.6250      7/24/07   65,182 161,656

--------
(1)  This option was canceled as part of the repricing on April 28, 1998.
(2)  This option was issued as part of the repricing on April 28, 1998.

   The following table sets forth stock options exercised by the executive officers identified in the Summary Compensation Table during fiscal year 1998, and the number and value of all unexercised options at fiscal year end. The value of "in-the-money" options refers to options having an exercise price, which is less than the market price of Identix's common stock on June 30, 1998. Value realized is determined by multiplying the exercised shares by the difference between the market close price on the date of exercise and the stated exercise price.

                Aggregated Option Exercises in Last Fiscal Year
                           And Fiscal Year End Values

                                                                     Value of
                                                      Number of     Unexercised
                                                     Unexercised   In-the-Money
                                                      Options at    Options at
                                                     Fiscal Year    Fiscal Year
                                                         End            End
                              Shares                -------------- -------------
                            Acquired on    Value     Exercisable/  Exercisable/
           Name             Exercise(#) Realized($) Unexercisable  Unexercisable
           ----             ----------- ----------- -------------- -------------
Randall C. Fowler..........      --           --    301,667/38,333   756,150/0
Harrison N. Walther........   40,000      272,500    72,083/32,917         0/0
James P. Scullion..........   12,966       81,369   174,851/38,333   269,872/0
Daniel F. Maase............   43,366      311,510    76,076/32,292   154,676/0
Charles W. Richion.........      --           --     75,000/0              0/0

--------

   Identix did not make any awards during the fiscal year ended June 30, 1998 to any of the executive officers named in the Summary Compensation Table under any long-term incentive plan providing compensation intended for performance to occur over a period longer than one fiscal year.

Agreements with Executive Officers

   As of June 30, 1998, Mr. Walther, then a director of Identix and President and Chief Executive Officer of ANADAC, was indebted to ANADAC in the amount of $134,232 for premium payments made on his behalf for a split dollar life insurance policy. Mr. Walther retired on December 31, 1998. In connection with his retirement, the policy was cancelled and the indebtedness was repaid with the proceeds from the policy. Mr. Walther was also indebted to ANADAC on June 30, 1998 in the principal amount of $16,854 for a loan made to Mr. Walther in July 1989. This loan was repaid upon Mr. Walther's retirement.

Director Compensation

   Each nonemployee director receives $1,000 for each board meeting attended up to $4,000 annually. Identix also reimburses non-employee directors for certain expenses incurred by them in connection with attendance of board meetings. Directors who are employees of Identix receive no additional or special remuneration for serving as directors.

   Under Identix's Nonemployee Directors Stock Option Plan as currently in effect, each nonemployee director of Identix, upon the director's first election to the Board, is entitled to receive an automatic nondiscretionary initial grant of (i) a nonqualified stock option to purchase 20,000 shares of common stock if less than six months have elapsed since the last annual meeting of shareholders or (ii) a nonqualified stock option to purchase 10,000 shares of common stock if more than six months have elapsed since the last annual meeting of shareholders. In addition, on the date of the first meeting of the Board following the annual meeting of the shareholders of Identix, each eligible director is entitled to receive a nonqualified stock option purchase 20,000 shares of common stock.

   The exercise price of the nonqualified stock options granted under the Nonemployee Directors Stock Option Plan is equal to the fair market value of the shares on the date of grant. The nonqualified stock options become exercisable with respect to one fourth of the number of shares covered by the option for each three-month period which elapses after the date of grant, so that the option will be fully exercisable on the first anniversary of the date the option was granted.

Compensation Committee Interlocks and Insider Participation

   Randall Hawks Jr., a member of the Compensation Committee of Identix's Board of Directors during fiscal year 1998, formerly was Executive Vice President of Identix from 1989 to November 1993 and was Vice President of Marketing from 1985 to 1989.

Certain Transactions

   At July 31, 1998, Ascom owned approximately 20% of the outstanding common stock of Identix. Identix granted Ascom registration rights with respect to the common stock acquired from Identix and preemptive rights to participate in any offering of certain securities of Identix. Ascom's preemptive rights allow it to purchase a sufficient number of shares of common stock to preserve its ownership interest in Identix at a purchase price per share equal to the lower of (1) the weighted average price of the shares sold in the dilutive event or
(2) the average closing price of the common stock for the 20 trading days immediately preceding the dilutive event. The presence of Ascom's registration and preemptive rights may adversely affect the terms on which Identix could obtain additional financing. On September 2, 1994, Identix entered into a voting trust agreement with Ascom whereby Ascom deposited all of its shares of Identix's common stock held by Ascom (at July 31, 1998, 5,048,924) into a voting trust. The trustee of the voting trust is on Identix's Board of Directors and has voting control of the Ascom stock subject to the voting trust. The voting trust agreement expires in 2004. In consideration for Ascom entering into the voting trust, Identix granted Ascom certain additional registration rights with respect to the Ascom stock subject to the voting trust, modified certain contractual transfer restrictions with respect to the Ascom's stock, and granted Ascom price protections regarding certain sales of Ascom's stock.

   Patrick H. Morton is a member of Identix's Board of Directors and presently owns 38% of Integrated Manufacturing Solutions, Inc. ("IMS"), a manufacturer of integrated circuit boards, that provides manufacturing services to Identix. IMS billed Identix approximately $2,437,000 and $427,000 in fiscal 1998 and 1997, respectively. Amounts outstanding to IMS at June 30, 1998 were approximately $311,000. Identix did not do business with IMS prior to fiscal 1997.

               IDENTIX'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with Identix's Consolidated Financial Statements and related notes included elsewhere in this prospectus. The following discussion may contain predictions, estimates, and other forward-looking statements that involve a number of risks and uncertainties. See "Risk Factors" beginning on page 13 for a discussion of certain factors that could cause actual results to differ from those described in the following discussion and "Special Note Regarding Forward-Looking Statements" on page 12. See also "Recent Developments: Identix's Preliminary Third Quarter Results" on page 5.

Overview

   Identix designs, develops, manufactures and markets two categories of products for security, anti-fraud, law enforcement and other applications: (i) biometric security products that verify the identity of an individual through the unique biological characteristics of a fingerprint and (ii) biometric imaging products that electronically capture forensic quality fingerprint images directly from an individual's fingers for law enforcement and other applications. Identix provides information technology, engineering and management consulting services to private and public sector clients through its wholly owned subsidiary ANADAC. ANADAC's services support the development, installation, integration and operation of hardware and software technology solutions, including Identix products, for a variety of client operating environments.

   On March 26, 1996, Identix acquired Fingerscan Pty Limited, a privately-held Australian-based company that designs and markets biometric security products. Fingerscan had been a long standing Identix OEM partner integrating Identix fingerprint identification technology into Fingerscan's fingerprint identity and verification products and systems. The acquisition was accounted for as a purchase. Accordingly, Identix's fiscal 1996 consolidated financial statements include the results of Fingerscan from the date of acquisition. Fingerscan's name was changed to Identix Australia Pty Limited during fiscal 1998.

   On June 30, 1996, Identix acquired Innovative Archival Solutions, Inc. ("IAS"), a privately-held company which provides fingerprinting services using Identix's biometrix imaging systems. The acquisition was accounted for as a pooling of interests. Identix's fiscal 1996 consolidated financial statements include the accounts and operations of IAS. For fiscal 1995, the effects of the combination with IAS were not significant and Identix has not restated fiscal year 1995 to include the accounts and operations of IAS.

   On July 23, 1997, Identix acquired Biometric Applications & Technology, Inc. ("BA&T"), a privately held developer of biometric and "smart" card applications and solutions. BA&T had been a software development partner that integrated its software into Identix's biometric security products. The acquisition was accounted for as a pooling of interests.

   On September 30, 1997, Identix entered into a joint venture agreement with Sylvan Learning Centers, Inc. to form Sylvan/Identix Fingerprinting Centers, L.L.C. ("SIFC") for the purpose of providing fingerprinting services for a variety of civilian applications. Identix owns a 50% interest in SIFC.

   Identix implemented a restructuring of the Biometric Security Division in February 1998. Management of the Biometric Security Division was transferred from Fingerscan in Australia to Identix. The following functions were transferred to personnel employed in the U.S. by the parent company: management control and responsibility for profitability; global sales and service; engineering; product development and manufacturing. The remaining operations of Fingerscan consist of a sales and service office for the Australian market. Management determined that the functional currency of Fingerscan had changed from the Australian to U.S. dollar and that the above actions constituted a substantial liquidation of Fingerscan.

Results of Operations

 Six Months ended December 31, 1998 and 1997

   Revenues. Revenues for the six month period ended December 31, 1998 were $40,323,000, compared to $38,603,000 for the same period in the prior fiscal year. The increase in revenues of 4% was due to increased net product revenues and to a lesser degree increased services revenues.

   Identix's net product revenues were $18,647,000 for the six month period ended December 31, 1998, compared to $16,996,000 for the same period in the prior fiscal year. The increase in net product revenues of 10% was due to increased sales of bio-imaging products, mainly the TouchPrint 600 product line. In addition, increased sales of the TouchPrint 600-product line have generated additional revenues from maintenance support agreements. The increase in bio-imaging sales was partially offset by a decline in bio-security product sales, which resulted primarily from a decline in sales in Asia due to the deteriorated economic condition in the region.

   International sales accounted for $1,969,000 or 11% of Identix's net product revenues for the six month period ended December 31, 1998, compared to $4,397,000 or 26% for the same period in the prior fiscal year. The decrease in international sales was due to a decline in sales in Asia. Identix expects international sales to continue to represent a significant portion of total product revenues although the percentage may fluctuate from period to period. Identix's international sales are predominately denominated in U.S. dollars, and Identix actively monitors its foreign currency exchange exposure and, if significant, will take action to reduce foreign exchange risk. To date, Identix has not entered into any hedging transactions.

   No one product business customer accounted for more than 10% of total revenues for the six month period ended December 31, 1998. For the six month period ended December 31, 1997, Identix's product revenue included one customer which accounted for 13% of total revenues.

   Identix's services revenues were $21,676,000 for the six month period ended December 31, 1998, compared to $21,237,000 for the same period in the prior fiscal year. The increase of 2% for the six month period ending December 31, 1998 was due to an increase in sales to the U.S. government. The majority of Identix's services revenues are generated directly from contracts with the U.S. government, principally the Department of Defense. For the six month period ended December 31, 1998, revenues directly from the DOD and from other U.S. government agencies accounted for 91% of Identix's total services revenues compared to 87% for the same period in the prior fiscal year.

   Identix's services business generates revenues from cost plus fixed fee ("CPFF") contracts, which accounted for approximately 18% of its services revenues for the six month period ended December 31, 1998, compared to 21% for the same period in the prior fiscal year. The decrease in the percentage of services revenues generated by CPFF contracts is due to the increase in other forms of contract revenue. CPFF contracts provide for the reimbursement of allowable costs, including indirect costs plus a fee or profit.

   Identix's services business also generates a significant amount of its revenue from time-and-materials ("T&M") contracts and from firm fixed-price ("FFP") contracts. During the six month period ended December 31, 1998, Identix derived 82% of its services revenues from T&M and FFP contracts compared to 79% for the same period in the prior fiscal year. T&M contracts typically provide for payment of negotiated hourly rates for labor incurred plus reimbursement of other allowable direct and indirect costs. FFP contracts provide for a fixed price for stipulated services or products, regardless of the costs incurred, which may result in losses from cost overruns. Identix assumes greater performance risk on T&M and FFP contracts and the failure to accurately estimate ultimate costs or to control costs during performance of the work can result in reduced profit margins or losses. There can be no assurance that Identix's services business will not incur cost overruns for any FFP and T&M contracts it is awarded. In addition, revenues generated from contracts with government agencies are subject to audit and subsequent adjustment by negotiation between Identix and representatives of the government agencies. ANADAC has completed an audit by the Defense Contract Audit Agency ("DCAA") for the period from July 1, 1992 to June 30, 1995. Identix is awaiting the audit results from the DCAA and believes there will be no material financial statement impact as a result of the audit.

   On July 1, 1998, Identix transferred certain revenue producing contracts to SIFC that had been previously sub-contracted to SIFC, resulting in the decrease in fingerprinting services revenues in the six month period ended December 31, 1998 as compared to the same period in the prior fiscal year.

   Gross Margin. Gross margin on net product revenues was 51% for the six month period ended December 31, 1998, as compared to 52% for the same period in the prior fiscal year. The decrease in gross margin was primarily due to a one time sale at a high gross margin in fiscal 1998 and unfavorable product mix of lower gross margin products in fiscal 1999. Identix expects gross margins to fluctuate in future periods due to changes in the product mix, the costs of components and the competition in the industry. The increase of inventory reserve was $55,000 for the six month period ended December 31, 1998 as compared to $124,000 for the same period in the prior fiscal year. The reduced amount was based upon management's ongoing assessment of potentially obsolete and excess inventory, the larger components of which had been adequately provided for in earlier periods because they were known to be non-Y2K compliant.

   Gross margin on services revenues was 13% for the six month period ended December 31, 1998 as compared to 15% for the same period in the prior fiscal year. The decrease in gross margin was primarily due to increased revenues from certain contracts for value added services provided by subcontractors which carry low gross margins.

   Research, Development and Engineering. Research, development and engineering expenses were $2,804,000 or 15% of net product revenues for the six month period ended December 31, 1998, compared to $2,164,000 or 13% of net product revenues for the same period in the prior fiscal year. The increase in research, development and engineering expenses is primarily due to the addition of engineering staff and related expenses to further develop and enhance Identix's products.

Management believes that investment in research and development is critical to maintaining a strong technological position in the industry and therefore expects research, development and engineering expenses to continue to be a substantial expense in future quarters.

   The actual revenue from products acquired from Fingerscan based on the F3 and F4 technologies have been significantly less than the revenues estimated in determining the fair value of the in-process research and development acquired. In valuing the acquired in-process research and development, management of Fingerscan in 1996 estimated that F3 revenue for fiscal years 1997 through 2001 would be $160,000,000 and that F4 revenue for fiscal years 1998 through 2003 would be $45,000,000. The F3 technology was completed and incorporated into two products which were introduced toward the end of fiscal 1998. Currently forecasted revenue from F3 products is approximately $5,000,000. The F4 research and development project did not result in any discrete, identifiable product from which revenues are expected to be derived.

   In both projects, there were significant technical problems that took longer to overcome than originally expected. Further, the market demand for biometric security products based on these technologies has been smaller than originally expected due to the price of these products and a lack of market awareness.

   Marketing and Selling. Marketing and selling expenses were $5,146,000 or 13% of total revenues for the six month period ended December 31, 1998, compared to $4,401,000 or 11% of total revenues for the same period in the prior fiscal year. The increase in marketing and selling expenses is due to the increased staffing and expenses to promote Identix's products and services.

   General and Administrative. General and administrative expenses were $3,466,000 or 9% of total revenues for the six month period ended December 31, 1998, compared to $4,518,000 or 12% of total revenues for the same period in the prior fiscal year. The decrease in general and administrative expenses was primarily due to the decreased litigation costs related to certain lawsuits which have been resolved, cost savings related to the restructuring that occurred in the third quarter of fiscal 1998 and cost savings at both ANADAC and Identix. Litigation charges were $77,000 for the six month period ended December 31, 1998 compared to $460,000 for the same period in the prior fiscal year.

   Other Income and Expense, net. For the six month period ended December 31, 1998, net other income was $55,000, compared to net other income of $102,000 for the same period in the prior fiscal year.

   Net Interest Expense. Net interest expense was $230,000 for the six month period ended December 31, 1998, compared to $82,000 for the same period in the prior fiscal year. The difference was due to increased borrowings for working capital requirements under Identix's lines of credit during the six month period ended December 31, 1998 compared to the same period in the prior fiscal year.

   During the six month period ended December 31, 1998, the weighted average interest rate paid by Identix on borrowings under its line of credit was 8.3%. The weighted average interest rate paid by ANADAC on borrowings under its line of credit during the six month period ended December 31, 1998 was 8.2%.

   Income Taxes. The provision for income taxes was $90,000 for the six months ended December 31, 1998, compared to $45,000 for the same period in the prior fiscal year. Identix's tax rate is below the statutory rate due to the utilization of net operating loss carryforwards incurred in prior years. Identix is subject to certain alternative minimum tax requirements for which an estimate is made based on Identix's anticipated effective tax rate at the end of the fiscal year.

   Equity Interest in Joint Venture, Net of Tax. The equity interest in joint venture, net of tax, represents Identix's share of the results of SIFC. For the six month period ended December 31, 1998, equity interest in joint venture, net of tax, was a loss of $159,000, compared to a loss of $29,000 for the six month period in the prior fiscal year. The joint venture's operations commenced on October 1, 1997.

 Years Ended June 30, 1998 and 1997

   Revenues. Revenues for fiscal 1998 were $79,374,000, compared to $52,543,000 for fiscal 1997. For fiscal 1998 the increase in revenues of 51% is due to increases in both Identix's net product revenues and services revenues.

   Identix's net product revenues were $34,720,000 for fiscal 1998, compared to $26,652,000 in fiscal 1997. For fiscal 1998, the increases in net product revenues of 30% were due to increased shipments of Identix's biometric imaging product group, mainly the TouchPrint 600 product line. In addition, increased sales of the TouchPrint 600 product line have generated additional revenues from maintenance support agreements and related customer support. The increase in biometric imaging sales was partially offset by a decline in Identix's biometric security product group sales, which resulted primarily from a decline in sales in Asia related to the adverse economic events in the region. International sales accounted for $6,350,000 or 18% of Identix's net product revenues for fiscal 1998, compared to $8,178,000 or 31% for fiscal 1997. The decrease in international sales for the year was primarily due to a decline in sales in Asia. Identix did not have any customer account for 10% or more of total product revenues in either fiscal 1998 or fiscal 1997.

   Identix's fingerprinting services revenues were $1,078,000 for fiscal 1998. For certain contracts that Identix held prior to the commencement of SIFC, Identix subcontracted the fingerprinting services to the joint venture at amounts equal to the amounts billed to the customers; therefore, no gross margin was recognized by Identix except for a 5% license fee charged to SIFC for use of certain of Identix's trademarks. As of July 1, 1998, all contracts for fingerprinting services held by Identix have been assigned to SIFC and Identix does not expect to report revenues for fingerprinting services in the future.

   Identix's services revenues were $43,576,000 for fiscal 1998 compared to $25,891,000 for fiscal 1997. The increases in services revenues of 68% for fiscal 1998 was due primarily to increases in U.S. government purchases through Identix's GSA contract which is operated and maintained by ANADAC. The GSA contract allows government agencies to purchase Identix's products and services as well as third party products and services at agreed upon prices and rates. Identix and the General Services Administration negotiate the prices and rates periodically or as new products or services are added. The majority of Identix's services revenues are generated directly from contracts with the U.S. government, principally the DOD. For fiscal 1998, revenues directly from the DOD and from other U.S. government agencies accounted for 89% of Identix's total services revenues compared to 77% in fiscal 1997.

   Identix's services business generates a significant amount of its revenues from CPFF contracts, which accounted for approximately 21% of its services revenues for fiscal 1998, compared to 39% for fiscal 1997. The decrease in the percentage of services revenues generated by CPFF contracts is primarily due to the increase in third party services purchased through Identix's GSA contract. Identix's services business also generates revenue from T&M contracts and FFP contracts. During fiscal 1998, Identix derived approximately 68% of its services revenues from T&M and FFP contracts compared to 46% in fiscal 1997. The increase in the percentage of services revenues generated by T&M and FFP contracts is primarily due to the increase in third party services purchased through Identix's GSA contract.

   Gross Margin. Gross margin on net product revenues was 51% for fiscal 1998, as compared to 50% in fiscal 1997. Identix expects gross margins to fluctuate in future periods due to changes in the product mix, the costs of components and the competition in the industry.

   Gross margin on services revenues was 14% for fiscal 1998 as compared to 20% for fiscal 1997. The decrease in gross margin for the year was primarily due to an increase in third party services purchased through the GSA contact maintained by ANADAC. When Identix sells third party services through the GSA contract, Identix earns a fee based on a percentage of the third party purchased services. The fee earned on third party services is typically less than the fee earned on services directly provided by Identix.

   Research, Development and Engineering. Research, development and engineering expenses were $4,572,000 or 13% of net product revenues for fiscal 1998, compared to $2,754,000 or 10% for fiscal 1997. The increase in research, development and engineering expenses is primarily due to the addition of engineering staff and related expenses to further develop and enhance Identix's products.

   Marketing and Selling. Marketing and selling expenses were $9,107,000 or 11% of total revenues for fiscal 1998 compared to $8,076,000 or 15% of total revenues for fiscal 1997. The increase in marketing and selling expenses in absolute dollars is due to the increased staffing and expenses to promote Identix's products and services and to expand its customer support organization.

   General and Administrative. General and administrative expenses were $8,474,000 or 11% of total revenues for fiscal 1998, compared to $7,171,000 or 14% of total revenues for fiscal 1997. The increase in general and administrative expenses was primarily due to an increase in staffing and other related administrative expenses to support the growth in operations and the development of supporting infrastructure. The increase was partially offset by a decrease in litigation charges which were $491,000 for fiscal 1998 compared to $736,000 for fiscal 1997. See Note 10 of Notes to Consolidated Financial Statements on page F-38.

   Reorganization and Other Non-Recurring Costs. Reorganization and other non-recurring costs were $717,000 for fiscal 1998. These costs consisted primarily of a $460,000 write-off of cumulative translation adjustment and, to a lesser extent, the write-off of deferred offering costs and severance costs relating to the streamlining of Identix's international operations.

   Interest and Other Income. For fiscal 1998, interest and other income was $66,000 compared to interest and other income of $232,000 for fiscal 1997. The decrease in interest and other income is primarily due to a foreign currency transaction loss of $202,000.

   Interest Expense. Interest expense was $239,000 for fiscal 1998, compared to $264,000 for fiscal 1997. The difference was due to lower levels of borrowing under the lines of credit.

   The weighted average interest rate paid by Identix on borrowings under its line of credit for fiscal 1998 and 1997 was approximately 8.5% each year. The weighted average interest rate paid by ANADAC on borrowings under its bank line of credit during fiscal 1998 and 1997 was 8.5% and 8.3%, respectively.

   Income Taxes. No federal income taxes were paid or accrued in fiscal 1998 and 1997 due to the use of net operating loss carryforwards. Identix had federal and state NOL carryforwards of approximately $19.6 million and $3.6 million, respectively, as of June 30, 1998 that may be applied to reduce future taxable income. However, under the Tax Reform Act of 1986, a corporation's ability to use its NOLs may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three year period (an "ownership change"). Management believes that Identix's public offering of units in January 1993 caused Identix to experience an ownership change under these provisions. As a result, there is an annual limitation on the utilization of Identix's NOL carryforwards incurred prior to the ownership change of approximately $2.5 million. The NOL carryforwards expire on various dates through fiscal 2011.

   Equity Interest in Joint Venture. The equity interest in joint venture loss of $171,000 for fiscal 1998 represents Identix's share of the results of SIFC.

 Years Ended June 30, 1997 and 1996

   Revenues. Revenues for fiscal 1997 were $52,543,000 compared to $38,541,000 for fiscal 1996. The increase in revenues of 36% for fiscal 1997 was due to increases in both net product revenues and services revenues.

   Identix's net product revenues were $26,652,000 for fiscal 1997 compared to $16,565,000 for fiscal 1996. The increase of 61% in net product revenues for fiscal 1997 was due primarily to increased shipments of Identix's biometric security products, primarily in international markets, and TouchPrint 600 product line and increased fingerprint services. International sales represented $8,178,000 or 31% of Identix's net product revenues for fiscal 1997 compared to $2,198,000 or 13% for fiscal 1996. The overall impact of currency fluctuations on operating results was not significant in fiscal 1997 or fiscal 1996. In fiscal 1997, Identix did not have any customer account for 10% or more of total product revenues. In fiscal 1996, Identix's products business had one customer which represented 14% of total revenues.

   Identix's services revenues were $25,891,000 for fiscal 1997 compared to $21,976,000 for fiscal 1996. The increase of 18% in services revenues for fiscal 1997 was due to increased contract revenues from both U.S. Government and commercial clients. The majority of Identix's services revenues are generated from contracts with the U.S. Government, principally the DOD. For fiscal

1997, revenues directly from the DOD and from other U.S. Government agencies accounted for 77% of Identix's total services revenues compared to 78% for fiscal 1996.

   CPFF contracts accounted for 39% of Identix's services revenues for fiscal 1997 compared to 43% for fiscal 1996. During fiscal 1997, Identix derived approximately 46% of services revenues from T&M contracts and FFP contracts compared to 41% for fiscal 1996.

   Gross Margin. Gross margin on net product revenues was 50% for fiscal 1997 compared to 47% for fiscal 1996. The increase in gross margin for fiscal 1997 compared to fiscal 1996 was primarily due to (i) the favorable mix of biometric security and biometric imaging product sales, (ii) cost reductions in certain components and (iii) increased manufacturing efficiencies because of the increase in unit volume and the absorption of manufacturing overhead resulting from higher production levels.

   Gross margin on services revenues was 20% for fiscal 1997 compared to 18% for fiscal 1996. The increase in the gross margin on services revenues was primarily due to increased gross margins on revenues generated by ANADAC's information technology group.

   Research, Development and Engineering. Research, development and engineering expenses were $2,754,000 or 10% of net product revenues for fiscal 1997 compared to $1,486,000 or 9% of net product revenues for fiscal 1996. In addition, for fiscal 1997 and 1996, research, development and engineering expenditures funded by customers were $269,000 and $255,000, respectively. The increase in research, development and engineering expenses, in absolute dollars, is primarily due to the inclusion of research, development and engineering expenses incurred by Fingerscan to develop and maintain certain biometric security products, and in general, the addition of engineering staff and related expenses to further develop and enhance Identix's products, including Identix's introduction of the TouchPrint 600 Card Scan System and new TouchPrint printer line.

   Marketing and Selling. Marketing and selling expenses were $8,076,000 or 15% of total revenues for fiscal 1997 compared to $4,958,000 or 13% of total revenues for fiscal 1996. The increase in marketing and selling expenses was due to the inclusion of Fingerscan's marketing and selling expenses for the entire year in fiscal 1997 and increased staffing and expenses to (i) promote Identix's products and services, (ii) expand international sales and distribution and (iii) expand its customer service organization.

   General and Administrative. General and administrative expenses were $7,171,000 or 14% of total revenues for fiscal 1997 compared to $4,431,000 or 11% of total revenues for fiscal 1996. The increase in general and administrative expenses was primarily due to (i) the additional administrative expenses related to the operations of Fingerscan, (ii) litigation charges of $736,000 related to a patent infringement lawsuit filed by a competitor and a class action suit filed against Identix compared to litigation reserves and expenses of $390,000 for fiscal 1996 and (iii) an increase in staffing and related administrative expenses.

   Write-off of Acquired In-Process Research and Development. On March 26, 1996, Identix acquired Fingerscan. The excess of the purchase price over the fair market value of the assets purchased and liabilities assumed was $5,280,000, of which $4,723,000 was allocated to in-process research and development, based on an independent appraisal, and was written-off in the quarter ended March 31, 1996. See Note 2 of Notes to Consolidated Financial Statements on page F-28.

   At the time of the acquisition, the remaining research and development efforts required to complete the in-process research and development and to introduce products based upon resulting technologies included additional development of hardware and software by Fingerscan and outside contractors, predominantly integrated circuit manufacturers. The future research and development expense associated with the in-process products was estimated to be approximately $4,550,000 between 1996 and 2003.

   There were two significant technologies in-process at the time of acquisition. "F3" was expected to result in new products that were 1/20th the size and 1/10th the price of existing products. The second in-process technology, "F4", was expected to greatly enhance user access by eliminating the need for a smart card or access code and have far greater database scanning capabilities.

   Each project had a different likelihood of success. Identified risks for the F3 were significant remaining development issues, lack of working model or prototype and the high risk nature of the technology. Risks for the F4 included those for the F3 plus the risk that competitors would drive prices down quicker than anticipated, gaining market share before the F4 technology was viable in its targeted market. The discount factor applied to the future cash flows for these in-process technologies was 45% based on the independent assessment of the calculated weighted cost of capital and the risks associated with the in-process products.

   The valuation methodology used included an analysis and estimation of the fair market value and remaining economic life of both the core and in-process technologies on a going concern basis. The valuation of the business enterprise and the acquired in-process research and development were developed by discounting future net cash flows at a rate that reflected both the return requirements of the market and risks inherent in the investment.

   Interest and Other Income. Net interest and other income was $232,000 during fiscal 1997 compared to $460,000 during fiscal 1996. In fiscal 1997, interest and other income was primarily related to an export market development grant related to a subsidiary's export sales of $123,000 as compared to $27,000 in fiscal 1996. In fiscal 1996, interest and other income also included the proceeds from a licensing agreement related to one of Identix's trademarks of $249,000.

   Interest Expense. Interest expense of $264,000 was incurred by Identix during fiscal 1997 compared to interest expense of $164,000 for fiscal 1996. The difference was due to increased borrowings against the Identix line of credit.

   The weighted average interest rate paid by Identix on the Identix line of credit for fiscal 1997 was approximately 8.5%. During fiscal 1996, Identix did not borrow against the Identix line of credit. The weighted average interest rate paid on the ANADAC line of credit for fiscal 1997 and fiscal 1996 was approximately 8.3% and 8.5%, respectively.

   Income Taxes. No federal income taxes were paid or accrued in fiscal 1997 and fiscal 1996 due to the use of NOL carryforwards in fiscal 1997 and operating losses incurred in fiscal 1996.

Liquidity and Capital Resources

   Identix financed its operations during the six months ended December 31, 1998 primarily from its existing working capital at June 30, 1998 and borrowings under the Identix line of credit and the ANADAC line of credit. As of December 31, 1998, Identix's principal sources of liquidity consisted of $19,716,000 of working capital including $2,418,000 in cash and cash equivalents and available borrowings under the Identix line of credit and the ANADAC line of credit.

   The Identix line of credit is a $10,000,000 bank line of credit secured by the personal property of Identix. Under the bank line of credit, Identix may borrow up to 80% of eligible accounts receivable. Amounts drawn bear interest at the bank's prime rate of interest plus one half of one percent (8.25% at December 31, 1998). The line of credit expires on December 25, 1999. At December 31, 1998, $2,500,000 was outstanding and $5,029,000 was available under the Identix line of credit. The Identix line of credit agreement contains financial and operating covenants, including restrictions on Identix's ability to pay dividends on Identix's common stock. At December 31, 1998, Identix was in default on two of its bank line of credit covenants. Identix has obtained waivers of default from the bank for breaches of the covenants. Further, Identix expects to be in default of one of the covenants at March 31, 1999, but has obtained a waiver of default from the bank.

   In February 1999, Identix provided Identicator Technology, Inc., with a standby letter of credit to secure a $1,500,000 bank line of credit. The letter of credit reduced the availability under Identix's line of credit by $1,500,000.

   The ANADAC line of credit is a $6,000,000 bank line of credit secured by ANADAC's accounts receivable and certain other assets. Under the ANADAC line of credit, ANADAC may borrow against qualified accounts receivable. Amounts drawn bear interest at the bank's prime rate of interest (7.75% at December 31, 1998). The line of credit expires on March 31, 2000. At December 31, 1998, $1,593,000 was outstanding and $4,407,000 was available under the ANADAC line of credit. The ANADAC line of credit agreement contains financial and operating covenants.

   Identix generated cash of $4,199,000 from operating activities during the six months ended December 31, 1998 primarily due to net income of $394,000, decreases in accounts receivable of $1,584,000, increases in accounts payable of $610,000 and increases in deferred revenue of $585,000. These sources of cash were partially offset by increases in prepaid expenses and other assets of $361,000. The decrease in accounts receivable was due primarily to a continued focus by Identix on working capital management. The increase in deferred revenue was due to the expanding installed base of TouchPrint 600 systems under maintenance agreements.

   Identix used cash of $6,356,000 in its operating activities during the year ended June 30, 1998 primarily due to increases in accounts receivable of $9,839,000 and inventories of $1,868,000. These uses of cash were partially offset by increases in deferred revenue, net of amortization, of $699,000 and accounts payable of $2,114,000. The increase in accounts receivable was due primarily to an increase in total revenues, and the increase in inventories was due primarily to the stocking of inventory for Identix's biometric security and biometric imaging product groups. The increase in deferred revenue was primarily due to an increase in the number of TouchPrint 600 systems under maintenance contracts. The increase in accounts payable was due to financing the increase in inventories and timing of vendor payments.

   Identix used cash of $818,000 in investing activities for the six months ended December 31, 1998 for the purchase of plant and equipment of $557,000, capitalized software development costs of $161,000 and a further investment of $100,000 in SIFC. Identix used cash of $1,575,000 in investing activities during the year ended June 30, 1998 consisting of purchases of property and equipment of $883,000 and additions to intangibles and other assets of $631,000.

   Identix used cash of $1,716,000 for financing activities during the six months ended December 31, 1998. Financing activities consisted of net repayments of $2,756,000 against Identix's lines of credit, partially offset by the proceeds from exercises of stock options of $1,040,000. Identix's financing activities provided cash of $6,174,000 during the year ended June 30, 1998. Financing activities consisted of increased net borrowings of $4,930,000 against Identix's lines of credit and proceeds from exercises of stock options and warrants to purchase common stock of $1,244,000.

   Identix did not have any material capital expenditure commitments as of December 31, 1998.

   Identix believes that cash flow from operations together with existing working capital and the two bank lines of credit maintained by Identix, will be adequate to fund Identix's cash requirements for at least the remainder of fiscal 1999. However, Identix may require additional equity or debt financing beyond the amounts currently forecasted by Identix to meet its working capital or capital equipment needs. There can be no assurance that Identix would be able to obtain financing or that the terms of any financing would be favorable to Identix.

Year 2000

   Identix has instituted a program to determine whether Identix has exposure to Year 2000 problems. Year 2000 problems are caused by computer systems that only use a two-digit year value and, accordingly, will be subject to error or failure when the year 2000 arrives.

   Identix's Year 2000 program consists of the following: (1) evaluation of Identix products; (2) development of solutions to Year 2000 issues for Identix products; (3) customer notification and support regarding Identix products; (4) evaluation and remediation of Identix's information technology infrastructure;
(5) assessment of Year 2000 compliance of third party providers of critical components and services; and (6) development of contingency plans to address Year 2000 issues. Identix's Year 2000 program is overseen by its Year 2000 Committee.

   Identix has completed phases 1 and 2 of the Year 2000 program. In these phases, Identix performed an evaluation of its products to determine their Year 2000 readiness. To the extent that a Year 2000 issue was identified, Identix has developed solutions to remediate the Year 2000 issues. Identix is not taking remedial action for those products that will reach the end of their support life before the end of 1999.

   Phase 3 consists of notifying customers of Year 2000 issues with Identix products and providing support to the customer's remediation efforts. Identix expects to have the notification process substantially completed by the quarter ended June 30, 1999. Identix's remediation support activities have commenced and are expected to continue at least through the quarter ended December 31, 1999. Identix's products are included in complex systems and the process undertaken by its customers to assess and remediate Year 2000 issues may be lengthy. For example, Identix has sold TouchPrint products that, at the request of the customers, use a two-digit value for the year. In this case, customer remediation is likely to require a change in the customer's workflow.

   Phase 4 is expected to be completed in the quarter ended March 31, 1999. Identix has identified certain internal software that requires updating in order to be Year 2000 complaint. As part of Identix's maintenance contract for that software, the vendor of that software has provided Identix with an upgrade that addresses the year 2000 problem.

   Identix is at risk of disruption to its business if Year 2000 problems are experienced by its key suppliers. The purpose of phase 5 is to determine the Year 2000 readiness of suppliers of critical components and services. Identix has sent inquiries to its suppliers to determine their readiness with respect to Year 2000 problems. Identix is still in the process of collecting and evaluating responses. Identix will be able to better determine what actions may be necessary to address potential problems with key suppliers after it receives responses back from these suppliers. A failure of a key supplier to provide Identix with necessary components or services could result in a delay by Identix in providing products or services to its customers and have a severe negative impact on Identix's stock price or financial performance.

   Identix has not yet undertaken phase 6, the development of contingency plans to address Year 2000 concerns. Identix plans to complete this in the second half of calendar 1999 to the extent that it identifies areas where there is a significant possibility that Year 2000 compliance will not be achieved.

   Identix believes that its costs not borne by customers for its Year 2000 program will be less than $250,000, excluding costs associated with existing internal personnel. The costs of the program to date have been less than $25,000. Identix has used existing personnel for the Year 2000 program and has no current plans to add staff specifically for this purpose. Identix has not separately tracked the internal costs associated with the Year 2000 program.

   The Year 2000 problem is pervasive and complex and there is a risk that Identix has not identified all of the Year 2000 issues that may affect it and that any remedial efforts it takes will not adequately address any potential Year 2000 problems. Identix's products are used in systems that perform a number of critical functions. For example, the biometric security products are used to verify individual identity in a number of high risk situations such as prisons and airports. The biometric security products are also used to protect computer data and to verify commercial transactions, such as the authorization of money transfers by bank personnel. Although Identix believes that it should not have liability for a system failure relating to the Year 2000, any failure in these or other critical applications could potentially require Identix to expend substantial resources to assist in remediating the failure or result in litigation to ascertain liability or recover costs. Identix believes that this represents the most reasonably likely worst case scenario with respect to the Year 2000.

   Identix has made forward-looking statements regarding its Year 2000 program. These statements include the expected completion schedule for various phases of the Year 2000 program, the costs to and liabilities of Identix associated with the Year 2000 and Identix's Year 2000 readiness. There are many factors that could cause actual events or results to differ materially from those stated in the forward-looking statements. These factors include the complexity associated with identifying Year 2000 problems, the inability to ascertain Year 2000 readiness and compliance of component and service suppliers, and the reaction of customers to Year 2000 issues. All of these factors make it impossible for Identix to ensure that it has identified all Year 2000 issues that may affect it or all costs or liabilities that it may be exposed to as a result of Year 2000 issues.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND MANAGEMENT OF IDENTIX

   The following table sets forth certain information regarding Identix's outstanding shares of common stock beneficially owned as of December 31, 1998 by (1) each person who is known by Identix beneficially own more than 5% of the outstanding common stock; (2) all directors; (3) all executive officers named in the Summary Compensation Table; and (4) by all directors and officers as a group. Percentage ownership is based on an aggregate of 25,427,211 shares outstanding as of December 31, 1998. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise indicated, Identix believes that the beneficial owners of the securities listed below, based on information furnished by such owners, have sole investment and voting power with respect to the common stock shown as being beneficially owned by them.

                                              Number Subject to
                                Total            Options and       Percentage
 Directors, Officers and   Number of Shares  Warrants Exercisable Beneficially
     5% Shareholders      Beneficially Owned    Within 60 Days       Owned
 -----------------------  ------------------ -------------------- ------------
Ascom USA Inc............     4,858,924(1)              --           19.11%
 9 East Ninth Street, #1
 New York, NY 10003
Randall C. Fowler........     1,337,165             327,083           5.19%
 510 N. Pastoria Avenue
 Sunnyvale, CA 94086
Larry J. Wells...........     4,903,924(2)           45,000          19.25%
Randall Hawks, Jr........       110,000             105,000              *
Fred U. Sutter...........        55,000              45,000              *
Patrick H. Morton........        93,320              45,000              *
Harrison N. Walther......       304,770              65,417           1.20%
James P. Scullion........       211,223             200,267              *
Daniel F. Maase..........        92,952              92,952              *
Charles W. Richion.......        80,000              80,000              *
All directors and
 officers as a group (15
 persons)................     7,327,249(2)        1,135,347          27.58%

--------
  * Less than one percent.
(1) All of the Ascom USA Inc. beneficially owned shares are held in a voting trust for which Mr. Larry Wells, a member of the Board of Directors of Identix, is serving as the trustee. The trustee of the voting trust votes all the shares held in the voting trust.
(2) Includes 4,858,924 shares held by Ascom USA Inc. in a voting trust for which Mr. Wells is currently serving as voting trustee.

                                 LEGAL MATTERS

   The validity of the Identix common stock to be issued to IDT stockholders pursuant to the merger will be passed upon by Heller Ehrman White & McAuliffe, Palo Alto, California, counsel to Identix.

   Heller Ehrman White & McAuliffe will provide an opinion to Identix and Brobeck Phleger & Harrison LLP will provide an opinion to Identicator Technology as to the qualification of the merger as a reorganization under the Internal Revenue Code.

                                    EXPERTS

   The consolidated financial statements of Identix as of June 30, 1998 and 1997, and for each of the three years in the period ended June 30, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of IDT Holdings, Inc. (formerly Identicator Technology, a California general partnership) as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   Identix has filed with the SEC a Registration Statement under the Securities Act of 1933 on Form S-4, which covers the Identix common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, because certain parts have been omitted pursuant to the SEC rules and regulations. For such information, reference is made to the registration statement, exhibits and schedules filed with the SEC. In addition, Identix files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by Identix at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities. These SEC filings are also available to the public at the SEC's web site at "www.sec.gov." Reports, proxy statements and other information concerning Identix can also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Plaza, New York, New York 10006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IDT HOLDINGS, INC.
(formerly Identicator Technology, a California general partnership)

Report of Independent Accountants........................................  F-2

Consolidated Balance Sheets..............................................  F-3

Consolidated Statements of Operations....................................  F-4

Consolidated Statement of Changes in Partners' Capital...................  F-5

Consolidated Statements of Cash Flows....................................  F-6

Notes to Consolidated Financial Statements...............................  F-7

IDENTIX INCORPORATED

Years ended June 30, 1998, 1997 and 1996

Report of Independent Accountants........................................ F-17

Consolidated Balance Sheets as of June 30, 1998 and 1997................. F-18

Consolidated Statements of Operations for the years ended June 30, 1998,
 1997 and 1996........................................................... F-19

Consolidated Statements of Shareholders' Equity for the years ended June
 30, 1998, 1997 and 1996................................................. F-20

Consolidated Statements of Cash Flows for the years ended June 30, 1998,
 1997 and 1996........................................................... F-21

Notes to Consolidated Financial Statements............................... F-22

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended June 30, 1998, 1997 and 1996...................................... F-39

Six months ended December 31, 1998 and 1997

Consolidated Balance Sheets as of December 31, 1998 (unaudited).......... F-40

Consolidated Statements of Operations for the six months ended December
 31, 1998 and 1997 (unaudited)........................................... F-41

Consolidated Statements of Cash Flows for the six months ended December
 31, 1998 and 1997 (unaudited)........................................... F-42

Notes to Consolidated Financial Statements (unaudited)................... F-43

                       Report of Independent Accountants

To the Board of Directors and Shareholders
IDT Holdings, Inc. and subsidiaries

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in partners' capital and shareholders deficit and cash flows present fairly, in all material respects, the financial position of IDT Holdings Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
February 26, 1999

                               IDT HOLDINGS, INC.

      (formerly Identicator Technology, a California general partnership)

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1998
                                                       ---------- ------------
Assets
Current assets:
  Cash and cash equivalents........................... $   15,000 $     76,000
  Receivables, net of allowance for doubtful accounts
   of $205,000 and $214,000 at December 31, 1997 and
   1998, respectively.................................    827,000    1,407,000
  Prepaid inventory from related parties..............    211,000       87,000
  Inventory...........................................        --       102,000
  Prepaid expenses and other current assets...........      1,000        1,000
                                                       ---------- ------------
    Total current assets..............................  1,054,000    1,673,000
Property and equipment, net...........................    132,000      312,000
Other assets..........................................      5,000        5,000
                                                       ---------- ------------
    Total assets...................................... $1,191,000 $  1,990,000
                                                       ========== ============
Liabilities, Partners' Capital and Shareholders'
 Deficit
Current liabilities:
  Bank borrowings.....................................        --  $    304,000
  Accounts payable....................................        --       400,000
  Accrued expenses and other current liabilities......     $3,000      142,000
  Payable to related parties..........................    139,000      560,000
  Deferred revenue, current portion...................     59,000      322,000
                                                       ---------- ------------
    Total current liabilities.........................    201,000    1,728,000
Notes payable, net of issuance costs..................        --       299,000
Deferred revenue, less current portion................        --        40,000
                                                       ---------- ------------
    Total liabilities.................................    201,000    2,067,000
                                                       ---------- ------------
Commitments (Note 5)
Partners' capital:
  Identicator Corporation.............................    495,000          --
  International Technology Concepts, Inc..............    495,000          --
                                                       ---------- ------------
    Total partners' capital...........................    990,000          --
                                                       ---------- ------------
Shareholders' deficit:
  Preferred stock, $0.001 par value; 5,000,000 shares
   authorized;
   0 shares issued and outstanding....................        --           --
  Common stock, $0.001 par value; 12,000,000 shares
   authorized: 2,727,762 shares issued and outstand-
   ing................................................        --         3,000
  Additional paid in capital..........................        --    11,287,000
  Deferred stock compensation.........................        --   (10,248,000)
  Accumulated deficit.................................        --    (1,119,000)
                                                       ---------- ------------
    Total shareholders' deficit.......................        --       (77,000)
                                                       ---------- ------------
    Total liabilities, partners' capital and
     shareholders'deficit ............................ $1,191,000 $  1,990,000
                                                       ========== ============

  The accompanying notes are an integral part of these consolidated financial statements.

                               IDT HOLDINGS, INC.

      (formerly Identicator Technology, a California general partnership)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Years Ended December 31,
                                             ---------------------------------
                                                1996       1997       1998
                                             ---------- ---------- -----------
Revenues:
  Product sales............................. $1,929,000 $2,158,000 $ 3,769,000
  Royalties.................................  1,132,000  1,036,000     609,000
                                             ---------- ---------- -----------
    Total revenues..........................  3,061,000  3,194,000   4,378,000
Cost of product sales.......................    758,000    668,000   2,017,000
                                             ---------- ---------- -----------
Gross profit................................  2,303,000  2,526,000   2,361,000
Operating expenses:
  Research and development..................    792,000  1,019,000   1,440,000
  Sales and marketing.......................    628,000    854,000   1,289,000
  General and administrative................    430,000    510,000     889,000
  Stock compensation........................        --         --    4,642,000
                                             ---------- ---------- -----------
    Total operating expenses................  1,850,000  2,383,000   8,260,000
                                             ---------- ---------- -----------
Operating income (loss).....................    453,000    143,000  (5,899,000)
Interest income.............................      6,000      3,000       7,000
Interest expense............................        --         --      (86,000)
                                             ---------- ---------- -----------
Net income (loss)........................... $  459,000 $  146,000 $(5,978,000)
                                             ========== ========== ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                               IDT HOLDINGS, INC.

      (formerly Identicator Technology, a California general partnership)

           CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL AND
                             SHAREHOLDERS' DEFICIT

                                          International   Common Stock   Additional     Deferred      Accumu-
                             Identicator    Technology   ---------------   Paid in       Stock         lated
                             Corporation  Concepts, Inc.  Shares     $     Capital    Compensation    Deficit       Total
                             -----------  -------------- --------- ----- -----------  ------------  -----------  -----------
Partners' capital accounts,
 January 1, 1996........         343,000       342,000         --    --          --            --           --       685,000
Net income for the year
 ended December 31,
 1996...................         229,000       230,000         --    --          --            --           --       459,000
Distribution to
 partners...............        (150,000)     (150,000)        --    --          --            --           --      (300,000)
                             -----------   -----------   --------- ----- -----------  ------------  -----------  -----------
Partners' capital
 accounts, December 31,
 1996...................         422,000       422,000         --    --          --            --           --       844,000
Net income for the year
 ended December
 31, 1997...............          73,000        73,000         --    --          --            --           --       146,000
                             -----------   -----------   --------- ----- -----------  ------------  -----------  -----------
Partners' capital
 accounts, December 31,
 1997...................         495,000       495,000         --    --          --            --           --       990,000
Net loss for the nine
 months ended
 September 30, 1998.....      (2,429,000)   (2,430,000)        --    --          --            --           --    (4,859,000)
Deferred stock
 compensation...........             --            --          --    --   11,267,000   (11,267,000)         --           --
Stock compensation
 expense and
 amortization of
 deferred stock
 compensation...........             --            --          --    --          --      4,191,000          --     4,191,000
Stock issuance in lieu
 of partners' capital
 accounts...............       1,934,000     1,935,000   2,727,762 3,000  (3,872,000)          --           --           --
Amortization of deferred
 stock compensation.....             --            --          --    --          --        451,000          --       451,000
Issuance of warrant to
 purchase common stock..             --            --          --    --      269,000           --           --       269,000
Remeasurement of
 deferred stock
 compensation...........             --            --          --    --    3,623,000    (3,623,000)         --           --
Net loss for the three
 months ended
 December 31, 1998......             --            --          --    --          --            --    (1,119,000)  (1,119,000)
                             -----------   -----------   --------- ----- -----------  ------------  -----------  -----------
Shareholders' equity,
 December 31, 1998......     $       --    $       --    2,727,762 3,000 $11,287,000  $(10,248,000) $(1,119,000) $   (77,000)
                             ===========   ===========   ========= ===== ===========  ============  ===========  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                               IDT HOLDINGS, INC.

      (formerly Identicator Technology, a California general partnership)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Years Ended December 31,
                                              ---------------------------------
                                                1996       1997        1998
                                              ---------  ---------  -----------
Cash flows from operating activities:
  Net income (loss).......................... $ 459,000  $ 146,000  $(5,978,000)
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in)
   operating activities:
    Depreciation.............................    11,000     20,000      128,000
    Provisions for doubtful accounts.........    71,000    134,000        9,000
    Amortization of warrants and deferred
     stock compensation......................       --         --     4,710,000
    Changes in operating assets and
     liabilities:
      Accounts receivable....................   340,000   (748,000)    (589,000)
      Prepaid inventory from related
       parties...............................  (103,000)  (108,000)     124,000
      Inventory..............................       --         --      (102,000)
      Accounts payable.......................       --         --       400,000
      Accrued liabilities....................   (71,000)       --       139,000
      Payable to related parties.............       --     139,000      421,000
      Deferred revenue.......................       --      59,000      303,000
                                              ---------  ---------  -----------
        Net cash provided by (used in)
         operating activities................   707,000   (358,000)    (435,000)
                                              ---------  ---------  -----------
Cash flows used in investing activities:
  Acquisition of property and equipment......   (35,000)   (96,000)    (308,000)
  Other assets...............................       --      (5,000)         --
                                              ---------  ---------  -----------
    Net cash used in investing activities....   (35,000)  (101,000)    (308,000)
                                              ---------  ---------  -----------
Cash flows provided by (used in) financing
 activities:
  Bank borrowings............................       --         --       304,000
  Notes payable..............................       --         --       500,000
  Distributions to partners..................  (300,000)       --           --
                                              ---------  ---------  -----------
    Net cash (used in) provided by financing
     activities..............................  (300,000)       --       804,000
Net increase (decrease) in cash and cash
 equivalents.................................   372,000   (459,000)      61,000
Cash and cash equivalents at beginning of
 period......................................   102,000    474,000       15,000
                                              ---------  ---------  -----------
Cash and cash equivalents at end of period... $ 474,000  $  15,000  $    76,000
                                              =========  =========  ===========
Disclosure of non-cash items:
  Issuance of warrants in connection with
   borrowings................................                       $   269,000
                                                                    ===========
  Deferred compensation related to stock
   options...................................                       $14,890,000
                                                                    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1--Formation and Business:

   Identicator Technology, a California general partnership (the "Venture"), was a joint venture between Identicator Corporation and International Technology Concepts, Inc. (the "partners"). The joint venture agreement was entered into on May 31, 1993 and amended on December 3, 1993 and was the culmination of design and development activities started in 1991. The Venture operated and managed its business and entered into contracts as a general partnership. On September 30, 1998, ownership of the assets and business of the Venture was transferred to Identicator Technology, Inc., a wholly owned subsidiary of IDT Holdings, Inc. ("IDT" or the "Company"). See Note 9 to the consolidated financial statements. The Company designs, develops, manufactures, markets, sells and licenses biometric identification products and systems. Management of the former Venture partners are involved in the day to day management of the Company.

   Management of IDT believes that sufficient working capital will be available after the proposed merger with Identix to implement its business plan. In the event the merger is not completed as currently contemplated, IDT will likely be required to raise additional equity or debt financing to meet its working capital needs beyond March 2000. IDT management has had discussions with several lenders and believes that it will be able to obtain sufficient amounts of debt financing. There can be no assurance, however, that IDT would be able to obtain such financing or that the terms of such financing would be favorable to IDT.

Note 2--Summary of Significant Accounting Policies:

 Principles of consolidation

   For the period from September 30, 1998 to December 31, 1998, the consolidated financial statements include the accounts of IDT Holdings, Inc. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and cash equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1997 and 1998, cash equivalents include $4,000 and $26,000, respectively, of money market funds, the fair value of which approximates cost.

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Concentration of credit risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. Substantially all of the Company's cash and cash equivalents are invested in high quality financial institutions.

   To date, accounts receivable have been derived from revenues from customers located primarily in the United States. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

   For the year ended December 31, 1997 and 1998, three customers accounted for 70% and three customers accounted for 79% of the total revenues, respectively. At December 31, 1997 and 1998, one customer accounted for 67% and one customer accounted for 54% of the total accounts receivable, respectively.

 Prepaid inventory from related parties and inventory

   At December 31, 1997, inventory consisted primarily of prepaid inventories, for which payments had been made but no goods received, purchased from International Technology Concepts, Inc. At December 31, 1998, inventories consisted of prepaid inventory of $87,000 and work in progress of $102,000. Inventories are stated at the lower of cost (determined on a first-in first-out basis) or market.

 Property and equipment

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Long-lived assets

   The Company evaluates the recoverability of its long-lived assets in accordance with Statements of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

 Revenue recognition

   The Company generates revenues from the sales of products and from product license agreements. Product sales are recognized upon shipment. Product license revenues are recognized on

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

delivery, provided other remaining obligations of the Company are not significant and collection is probable. Royalty revenues are recognized as earned in accordance with the terms of the license agreements.

   For 1996, 1997 and 1998 royalty revenues were recognized pursuant to an agreement under which the Company provided the licensee with technical support. The agreement was cancelable by the licensee, subject to certain termination penalties. Royalty revenues under this agreement have been recognized ratably over the license term. The agreement expired in March 1998.

 Deferred revenue

   Deferred revenue consist primarily of advance payments related to license contracts, evaluation units shipped to customers and revenue from product sales which Company's obligations have not been entirely completed.

 Research and development

   Research and development expenditures are charged to operations as incurred.

 Advertising

   The Company charges advertising costs to expenses as they are incurred. Advertising expense for 1996, 1997 and 1998 was $15,000, $33,000 and $48,000
respectively.

 Accounting for stock-based compensation

   The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

 Taxation

   Prior to the transfer of the assets and business to IDT, the Venture was not a taxpaying entity as each partner was individually liable for its own tax payments.

   IDT's income taxes are computed using the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


Note 3--Property and Equipment:

   Property and equipment consist of the following:

                                                              December 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
        Development equipment.............................. $146,000  $433,000
        Furniture and fixtures.............................   27,000    48,000
                                                            --------  --------
                                                             173,000   481,000
        Less: Accumulated depreciation and amortization....  (41,000) (169,000)
                                                            --------  --------
                                                            $132,000  $312,000
                                                            ========  ========

   Depreciation expense was $11,000, $20,000 and $128,000 for 1996, 1997 and
1998, respectively.

Note 4--Borrowings:

 Notes Payable

   On June 5, 1998, the Venture entered into a Note and Warrant Purchase Agreement which required a reorganization of the Venture into a corporation. The Venture issued subordinated promissory notes to an independent third party in the principal amount of $500,000 having a maturity date of June 5, 2000 and bearing interest at 5.5%. The proceeds of the Note were used for general working capital purposes. In connection with the subordinated promissory note, the Venture issued warrants to acquire 60,000 shares of Series A preferred stock exercisable for a period of five years at an exercise price of $9.00 per share. The warrants were valued using the Black/Scholes option pricing model. The estimated fair value of the Company's common stock was subsequently deemed to be $4.00 per share at the date of grant of the warrants. The following assumptions were used in determining the estimated fair value of the warrants granted:

   Expected life........................................................ 5 years
   Volatility........................................................... 50%
   Risk free interest rate.............................................. 6.2%
   Dividend rate........................................................ 0%

   The estimated fair value of $68,000 was recorded as a debt issuance cost and will be amortized over the term of the debt. In November 1998, the exercise price of the warrants were reduced to $5.00 per share, increasing the estimated fair value of the warrants to approximately $268,000. Amortization of $68,000 related to these warrants has been recorded as interest expense in the year ended December 31, 1998. None of the warrants have been exercised as of December 31, 1998.

 Bank borrowings

   In June 1998, the Company entered into a Loan and Security Agreement with a bank, which provided for borrowings of up to $1,000,000 but limited to 80% of the eligible accounts receivable as

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

determined by the bank. Borrowings bear interest at a rate of prime (7.7% at December 31, 1998) plus 1.0% per annum and are collateralized by the assets of the Company. The Loan and Security Agreement expires in July 1999. At December 31, 1998 the Company had $304,000 outstanding under the agreement. Under this agreement, the Company was required to maintain certain financial covenants. At December 31, 1998, the Company was not in compliance with certain financial covenants; however, the bank granted a waiver as of such date. Subsequently, in February 1999 the Loan and Security agreement was amended to increase the amount available for borrowings up to $1,500,000, to remove the financial covenants and to change the interest rate to prime plus 0.5% per annum. In consideration for the amendment, Identix agreed to deliver to the bank a standby letter of credit in the sum of $1,500,000, which is unconditional, irrevocable, payable to the bank and expires on March 31, 2000. The Company has agreed to reimburse Identix in full for all amounts drawn on the letter of credit.

Note 5--Commitments:

 Purchase commitments

   At December 31, 1998 the Company had approximately $1.1 million in noncancelable purchase commitments with suppliers. The Company expects to sell all product which it has committed to purchase from suppliers.

 Leases

   The Company leases its premises in Maryland, under an operating lease agreement which expires in October 2002. Future minimum lease payments required under the operating lease as of December 31, 1998 are as follows:

              1999................................ 65,000
              2000................................ 67,000
              2001................................ 69,000
              2002................................ 59,000

   Rent expense for the years ended December 31, 1996, 1997 and 1998 was $25,000, $34,000 and $101,000, respectively.

Note 6--Recapitalization and Reorganization:

   On September 30, 1998, the Venture entered into a recapitalization and reorganization. The recapitalization and reorganization resulted in the transfer of the assets and business of the partnership to Identicator Technology, Inc., a wholly owned subsidiary of IDT. The recapitalization and reorganization resulted in the issuance of a total of 2,727,762 shares to the former Venture partners or the shareholders of the former partners.

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


Note 7--Partners' Capital:

   Prior to the recapitalization and reorganization described in Note 6, the partners shared equally in the profits and losses of the Venture. The partners were each required to contribute operating capital as required and agreed. No voluntary contributions were permitted and no withdrawals of capital were permitted without the consent of the members.

Note 8--Shareholders' Equity

 Preferred Stock

   The Board of Directors is authorized to issue an aggregate of 5,000,000 shares of $0.001 par value Preferred Stock, which may be issued from time to time in one or more series. To date, 600,000 shares have been designated Series A Preferred Stock. No shares of Series A Preferred Stock have been issued.

   The rights, preferences, privileges and restrictions of holders of Series A Preferred Stock are set forth in the Company's Certificate of Incorporation, and are summarized as follows:

 Voting

   The holders of Series A Preferred Stock have the right to one vote for each share of common stock into which such Series A Preferred Stock could be converted.

 Dividends

   Holders of Series A Preferred Stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on common stock. Such dividends are not cumulative.

 Conversion

   Each share of Series A Preferred Stock is convertible at the option of the holder at any time into shares of Common Stock based on a conversion formula. The initial conversion rate is one share of Common Stock for each share of Series A Preferred Stock. The initial conversion rate of Series A Preferred Stock is subject to adjustments as provided in the Certificate of Incorporation. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock upon the earlier of (i) the date specified by agreement of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, or (ii) upon closing of a firm commitment underwritten initial public offering of the Company's Common Stock.

 Liquidation, Dissolution or Winding Up

   In the event of liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of the assets of the

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Company to the holders of Common Stock, an amount equal to $9.00 per share plus any declared but unpaid dividends. In the event that funds are insufficient to make a complete distribution to the holders of Series A Preferred Stock as described above, the distribution shall be distributed ratably among the holders of Series A Preferred Stock. In the event funds are sufficient to make a complete distribution to the holders of Series A Preferred Stock as described above, the remaining assets will be distributed ratably among the holders of Common Stock.

   A merger of the Company with or into another corporation will result in the holders of the Series A Preferred Stock receiving stock or cash received from the acquiring corporation, or in combination thereof, an amount equal to the original Series A Preferred Stock issue price plus an amount equal to the applicable premium. In the event that proceeds of the transaction are not sufficient to make full payment of the preferential amounts then the entire amount shall be distributed to the holders of the Series A Preferred Stock in proportion to the amount of such stock owned.

 Common Stock

   The Company's Certificate of Incorporation authorizes the Company to issue 12,000,000 shares of $0.001 par value Common Stock.

Note 9--Stock Option/Stock Issuance Plan

   In September 1998, the Company adopted the 1998 Stock Option/Stock Issuance Plan (the "Plan"). The Plan provides for the granting of stock options to employees, non-employee Board members and consultants. The 1998 Plan is divided in two separate equity programs: (i) the Stock Issuance Program, and (ii) an Option Grant Program. The Company has reserved 1,500,000 shares of Common Stock for issuance under the Plan.

   Under the Stock Issuance Program eligible persons may be issued shares of Common Stock directly, either through the purchase of those shares at fair value or as a bonus for services rendered to the Company. The purchase price per share shall not be less than 85% of the estimated fair value of the shares on the date of the grant as determined by the Board of Directors, provided, however, that the purchase price of shares of Common Stock issued to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of the grant. Shares issued under the Plan may be fully and immediately vested upon issuance or may vest in one or more installments over the person's period of service or upon attainment of specified performance objectives. To date, no shares of Common Stock have been issued under the Plan.

   Options granted under the Option Grant Program may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees. Nonqualified stock options ("NSO") may be granted to Company employees and consultants. Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of the grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of the grant. The maximum term of each option is 10 years.

   IDT had no employees in any of the years ended December 31, 1998, 1997 and 1996. IDT contracted for substantially all of its services from two affiliated companies, Identicator Corporation (and subsequent to its spin-off, Identicator, Inc.) and International Technology Concepts, Inc. The following table summarizes cumulative IDT option activity through December 31, 1998.

                                               Number    Value at     Value at
                                                 of       Date of   December 31,
             Option Recipients                 Options     Grant        1998
             -----------------                --------- ----------- ------------
Employees of IDT (excluding officers and
 directors).................................        --          --          --
IDT officers and directors..................  1,002,609 $ 5,810,000 $ 6,697,000
Employees and consultants of International
 Technology Concepts (excluding IDT officers
 and directors).............................    779,225   4,515,000   6,779,000
Employees of Identicator, Inc.
 (excluding IDT officers and directors).....    162,500     942,000   1,414,000
Other non-employees of IDT .................        --          --          --
                                              --------- ----------- -----------
  TOTAL                                       1,944,334 $11,267,000 $14,890,000
                                              ========= =========== ===========

   As these options were granted to non-employees, these options are subject to the accounting prescribed by SFAS 123. In addition, 1,247,167 options subject to future vesting requirements are accounted for as variable options in accordance with EITF 96-18. Deferred compensation expense related to unvested options will be recognized over the four year vesting term of the options. Options subject to future vesting were issued in 1998 in consideration for future research and development, selling, general and administrative services.

   As part of the recapitalization and reorganization described in Note 6, the Company assumed the obligations of Identicator Corporation under its 1995 Non-Qualified Stock Option Plan. Each outstanding and unexercised option to purchase Identicator Corporation common stock became an option to purchase common stock of the Company on a one for one basis. A total of 697,167 options were assumed.

   The following summarizes stock activity under the Plan.

                                       Stocks                 Weighted Average
                                   Available for    Options   Exercise/Issuance
                                   Grant/Issuance Outstanding  Price Per Share
                                   -------------- ----------- -----------------
   Stocks authorized..............    1,500,000           --           --
   Options granted................   (1,247,167)   1,247,167        $0.28
   Options exercised..............           --           --           --
   Options canceled...............           --           --           --
                                     ----------    ---------
   Balance at December 31, 1998...      252,833    1,247,167        $0.28
                                     ==========    =========

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   At December 31, 1998, 801,098 options were vested with a weighted average exercise price of $0.28. The weighted average of the remaining contractual life was 9.67 years.

   The fair value of each option grant is estimated on the date of the grant using the Black Scholes method with the following assumptions used for grants during the year ended December 31, 1998: dividend of yield of 0%; risk-free interest rates of 5.2%; volatility of 50% and a weighted average expected option term ranging from two to five years. The fair value of the options granted during 1998 was subsequently determined to be approximately $5.79. The fair value of these options recognized as deferred compensation will be subject to revaluation at each balance sheet date based on the fair value of the Company's common stock at each balance sheet date. The fair value of options recognized as deferred compensation was $8.70 at December 31, 1998.

   Compensation expense of $4,040,000 was recorded in 1998 related to the fully vested options assumed from Identicator Corporation.

   Amortization of deferred compensation of $602,000 was recorded in 1998, based on the fair value of the options as determined at date of grant. At December 31, 1998 the Company remeasured the fair value of the options recorded as deferred compensation to $10,850,000. The balance of deferred compensation at December 31, 1998 was $10,248,000.

Note 10--Income taxes

   No provision for income taxes has been recorded. Prior to September 30, 1998, the Venture was not a tax paying entity as each partner was individually liable for its own tax payments. The Company incurred a loss in the period from October 1, 1998 to December 31, 1998:

   The components of the deferred tax assets are as follows:

                                                                   December 31,
                                                                       1998
                                                                   ------------
     Net operating loss carryforwards............................. $    71,000
     Reserves.....................................................      93,000
     Stock compensation...........................................   1,849,000
     Deferred revenue.............................................      144,00
                                                                   -----------
                                                                     2,157,000
     Valuation allowance..........................................  (2,157,000)
                                                                   -----------
                                                                   $         0
                                                                   ===========

   In accordance with generally accepted accounting principles, a valuation allowance must be established for a deferred tax asset if it is uncertain that a tax benefit may be realized from the asset in the future. A tax benefit will only be realized for a significant portion of the deferred tax assets if the stock options for which stock compensation has been recorded are exercised. If these options are not exercised, or if the fair market value is less than that used in determining the stock compensation, then this tax benefit may be reduced or eliminated. The Company has established a valuation

                               IDT HOLDINGS, INC.
      (formerly Identicator Technology, a California general partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

allowance to the extent of its deferred tax assets, since it is more likely than not that a benefit may not be realized in the future.

   The Company had federal and state net operating loss carryforwards of approximately $192,000 and $96,000, respectively, at December 31, 1998, available to offset future taxable income. The Company's federal and state net operating loss carryforwards will expire by the year 2018 and 2003, respectively, if not utilized.

Note 11--Related Party Transactions:

   The Company paid fees for administrative support to International Technology Concepts, Inc. in the amount of $106,000, $91,000, and $91,000 in 1996, 1997 and 1998, respectively and $91,000 in each year to Identicator, Inc. Management of Identicator Inc. (a company with common ownership to Identicator Corporation) was involved in the day to day management of the Company.

   The Company recorded amounts of $115,000, $214,000 and $833,000 in 1996, 1997 and 1998, respectively, in respect of salaries and benefits for employees of Identicator, Inc. and its predecessor Identicator Corporation who were providing sales and marketing services to the Company. In addition, the Company recorded $388,000, $540,000 and $748,000 in 1996, 1997 and 1998 representing payments to International Technology Concepts, Inc. for salaries and benefits of employees providing research and development services to the Company.

   International Technology Concepts, Inc. also undertook research and development projects on behalf of the Company. In 1996, 1997 and 1998, the Company recorded research and development expense in the amounts of $273,000, $291,000 and $518,000 for projects conducted by International Technology Concepts, Inc.

   Prior to 1998, payments by the Company to Identicator Inc., Identicator Corporation and International Technology Concepts, Inc. for support services were based on a percentage of gross profits generated by the Venture. Thereafter, payments by the Company to Identicator, Inc., Identicator Corporation and International Technology Concepts, Inc. for employee and research and development services are based on actual costs incurred by these entities. Management believes that the payments made represented reasonable compensation for the type and level of support services, employee services and research and development expenses provided, and approximate the costs that would have been incurred by the Venture on a stand-alone basis.

   The Company paid commissions of $97,000 and $52,000 in 1996 and 1997, respectively, to International Technology Concepts, Inc. and $267,000 and $261,000 in 1996 and 1997, respectively, to Identicator Corporation. No commissions were paid in 1998.

   The Company made purchases of inventory from International Technology Concepts, Inc. in the amount of $719,000, $707,000 and $650,000 in 1996, 1997 and 1998, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Identix Incorporated

  In our opinion, the consolidated financial statements listed in the accompanying index on Page F-1 present fairly, in all material respects, the financial position of Identix Incorporated and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
July 28, 1998

                              IDENTIX INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                            June 30,
                                                    --------------------------
                                                        1998          1997
                                                    ------------  ------------
Current assets:
  Cash and cash equivalents........................ $    753,000  $  2,510,000
  Accounts receivable, less allowance for doubtful
   accounts of $866,000 and $625,000...............   28,576,000    18,737,000
  Inventories......................................    7,163,000     5,295,000
  Prepaid expenses and other assets................      586,000       323,000
                                                    ------------  ------------
    Total current assets...........................   37,078,000    26,865,000
Property and equipment, net........................    2,105,000     2,567,000
Intangibles and other assets.......................    2,768,000     3,008,000
Investment in joint venture........................       61,000            --
                                                    ------------  ------------
    Total assets................................... $ 42,012,000  $ 32,440,000
                                                    ============  ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable to banks........................... $  6,849,000  $  1,919,000
  Accounts payable.................................    8,428,000     6,314,000
  Accrued compensation.............................    1,837,000     1,515,000
  Other accrued liabilities........................      574,000     1,079,000
  Deferred revenue.................................    1,237,000       561,000
                                                    ------------  ------------
    Total current liabilities......................   18,925,000    11,388,000
Deferred revenue...................................       88,000        65,000
Other liabilities..................................       89,000        89,000
                                                    ------------  ------------
    Total liabilities..............................   19,102,000    11,542,000
                                                    ------------  ------------

Commitments and contingencies (Notes 9 and 10)

Shareholders' equity:
  Common stock, no par value; 50,000,000 shares
   authorized; 25,255,577 and 24,942,778 shares
   issued and outstanding..........................   52,527,000    51,283,000
  Accumulated deficit..............................  (29,436,000)  (30,204,000)
  Cumulative translation adjustment................     (181,000)     (181,000)
                                                    ------------  ------------
    Total shareholders' equity.....................   22,910,000    20,898,000
                                                    ------------  ------------
    Total liabilities and shareholders' equity..... $ 42,012,000  $ 32,440,000
                                                    ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              IDENTIX INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Fiscal year ended June 30,
                                            -------------------------------------
                                               1998         1997         1996
                                            -----------  -----------  -----------
Revenues:
 Net product revenues.....................  $34,720,000  $26,652,000  $16,565,000
 Fingerprinting services revenues.........    1,078,000           --           --
 Services revenues........................   43,576,000   25,891,000   21,976,000
                                            -----------  -----------  -----------
    Total revenues........................   79,374,000   52,543,000   38,541,000
                                            -----------  -----------  -----------
Costs and expenses:
 Cost of product revenues.................   16,887,000   13,359,000    8,722,000
 Cost of fingerprinting services
  revenues................................    1,028,000           --           --
 Cost of services revenues................   37,477,000   20,633,000   17,958,000
 Research, development and engineering....    4,572,000    2,754,000    1,486,000
 Marketing and selling....................    9,107,000    8,076,000    4,958,000
 General and administrative...............    8,474,000    7,171,000    4,431,000
 Reorganization and other non-recurring
  costs...................................      717,000           --           --
 Write-off of acquired in-process
  research and development................           --           --    4,723,000
                                            -----------  -----------  -----------
    Total costs and expenses..............   78,262,000   51,993,000   42,278,000
                                            -----------  -----------  -----------
Income (loss) from operations.............    1,112,000      550,000   (3,737,000)
Interest and other income (expense), net..       66,000      232,000      460,000
Interest expense..........................     (239,000)    (264,000)    (164,000)
                                            -----------  -----------  -----------
Income (loss) before equity interest in
 joint venture............................      939,000      518,000   (3,441,000)
Equity interest in joint venture..........     (171,000)          --           --
                                            -----------  -----------  -----------
Net income (loss).........................  $   768,000  $   518,000  $(3,441,000)
                                            ===========  ===========  ===========
Basic net income (loss) per share.........  $      0.03  $      0.02  $     (0.15)
                                            ===========  ===========  ===========
Diluted net income (loss) per share.......  $      0.03  $      0.02  $     (0.15)
                                            ===========  ===========  ===========
Weighted average common shares............   25,104,000   24,817,000   23,485,000
Weighted average common shares assuming
 dilution.................................   25,669,000   25,586,000   23,485,000


  The accompanying notes are an integral part of these consolidated financial statements.

                              IDENTIX INCORPORATED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                               Common Stock
                          ---------------------- Accumulated      Cumulative
                            Shares     Amount      Deficit     Translation Adj.    Total
                          ---------- ----------- ------------  ---------------- -----------
Balance June 30, 1995...  21,520,879 $39,437,000 $(27,163,000)    $      --     $12,274,000
Sale of common stock
 under stock option
 plans..................     679,724   1,569,000                                  1,569,000
Sale of common stock
 under warrant
 exercise...............   1,295,885   3,559,000                                  3,559,000
Issuance of common stock
 related to acquisition
 of Fingerscan Pty
 Limited................     668,976   5,459,000                                  5,459,000
Issuance of common stock
 related to acquisition
 of Innovative Archival
 Solutions, Inc. .......     155,000                   70,000                        70,000
Cumulative translation
 adjustment.............                                            (18,000)        (18,000)
Net loss................                           (3,441,000)                   (3,441,000)
                          ---------- ----------- ------------     ---------     -----------
Balance June 30, 1996...  24,320,464  50,024,000  (30,534,000)      (18,000)     19,472,000
Sale of common stock
 under stock option
 plans..................      66,739     190,000                                    190,000
Sale of common stock
 under warrant exercise.     105,575     332,000                                    332,000
Cumulative translation
 adjustment.............                                           (163,000)       (163,000)
Issuance of common stock
 related to acquisition
 of Biometric Applications
 and Technology, Inc. ..     450,000     737,000     (188,000)                      549,000
Net income..............                              518,000                       518,000
                          ---------- ----------- ------------     ---------     -----------
Balance June 30, 1997...  24,942,778  51,283,000  (30,204,000)     (181,000)     20,898,000
Sale of common stock
 under stock option
 plans..................     287,799   1,191,000                                  1,191,000
Sale of common stock
 under warrant exercise.      25,000      53,000                                     53,000
Net income..............                              768,000                       768,000
                          ---------- ----------- ------------     ---------     -----------
Balance June 30, 1998...  25,255,577 $52,527,000 $(29,436,000)    $(181,000)    $22,910,000
                          ========== =========== ============     =========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              IDENTIX INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             Fiscal year ended June 30,
                                       ----------------------------------------
                                           1998          1997          1996
                                       ------------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents:
 Net income (loss)...................  $    768,000  $    518,000  $ (3,441,000)
 Adjustments to reconcile net income
  (loss) to net cash provided by or
  used for operating activities:
  Depreciation.......................     1,345,000     1,116,000     1,045,000
  Amortization of intangibles........       871,000       814,000       492,000
  Amortization of deferred revenue...    (2,127,000)     (937,000)     (408,000)
  Write-off of acquired in-process
   research and development..........            --            --     4,723,000
  Increase in inventory reserve......       338,000       284,000       177,000
 Changes in assets and liabilities,
  net of effects of acquisitions:
  Accounts receivable................    (9,839,000)   (2,406,000)   (7,966,000)
  Inventories........................    (2,206,000)   (1,115,000)   (1,896,000)
  Prepaid expenses and other assets..      (263,000)      (57,000)      253,000
  Accounts payable...................     2,114,000     3,005,000     1,484,000
  Accrued compensation...............       322,000       279,000       169,000
  Other accrued liabilities..........      (505,000)      424,000      (299,000)
  Deferred revenue...................     2,826,000     1,014,000       437,000
                                       ------------  ------------  ------------
 Net cash provided by (used for)
  operating activities...............    (6,356,000)    2,939,000    (5,230,000)
                                       ------------  ------------  ------------
Cash flows used in investing
 activities:
 Capital expenditures................      (883,000)   (1,379,000)   (1,951,000)
 Investment in joint venture.........       (61,000)           --            --
 Additions to intangibles and other
  assets.............................      (631,000)     (975,000)     (898,000)
 Cash received in acquisitions.......            --         6,000       180,000
                                       ------------  ------------  ------------
 Net cash used in investing
  activities.........................    (1,575,000)   (2,348,000)   (2,669,000)
                                       ------------  ------------  ------------
Cash flows provided by financing
 activities:
 Borrowings under bank lines of
  credit.............................    20,150,000    16,530,000    14,361,000
 Payments under bank lines of
  credit.............................   (15,220,000)  (16,457,000)  (14,666,000)
 Borrowings under long-term note.....            --            --       318,000
 Principal payments on long-term
  note...............................            --      (233,000)      (85,000)
 Proceeds from sale of common stock
  and warrants, net..................     1,244,000       522,000     5,128,000
 Capital contribution................            --       737,000            --
 Other, net..........................            --         2,000            --
                                       ------------  ------------  ------------
 Net cash provided by financing
  activities.........................     6,174,000     1,101,000     5,056,000
                                       ------------  ------------  ------------
Effect of exchange rate changes on
 cash and cash equivalents...........            --      (163,000)      (18,000)
                                       ------------  ------------  ------------
Net increase (decrease) in cash and
 cash equivalents....................    (1,757,000)    1,529,000    (2,861,000)
Cash and cash equivalents at
 beginning of year...................     2,510,000       981,000     3,842,000
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
 year................................  $    753,000  $  2,510,000  $    981,000
                                       ============  ============  ============
Supplemental disclosures of cash flow
 information:
Cash paid during the year for
 interest............................  $    291,000  $    206,000  $    172,000

  The accompanying notes are an integral part of these consolidated financial statements.

                              IDENTIX INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

   Identix Incorporated (the "Company") designs, manufactures, develops and markets two categories of products for security, anti-fraud, law enforcement and other applications: (i) Biometric Security products that verify the identity of an individual through the unique biological characteristics of a fingerprint and (ii) Biometric Imaging products that electronically capture forensic quality fingerprint images from an individual's fingers for law enforcement and other applications. The Company provides information technology, engineering and management consulting services to private and public sector clients through its wholly owned subsidiary ANADAC, Inc. ("ANADAC"). The principal markets for the Company's products are the Americas, Asia, Australia, Europe and the Middle East.

   On March 26, 1996, the Company acquired Fingerscan Pty Limited
("Fingerscan") pursuant to a share purchase agreement whereby Fingerscan became a wholly owned subsidiary of the Company. The acquisition was accounted for as a purchase (Note 2). In fiscal 1998, Fingerscan changed its name to Identix Australia Pty Limited ("Identix Australia").

   On June 30, 1996, the Company acquired Innovative Archival Solutions, Inc. ("IAS") pursuant to a share purchase agreement. The acquisition was accounted for as a pooling of interests (Note 2). Since September 30, 1997, the business of IAS has been conducted through Sylvan/Identix Fingerprinting Center, L.L.C. ("SIFC").

   On July 23, 1997, the Company acquired Biometric Applications and Technology, Inc. ("BA&T") pursuant to a share purchase agreement. The acquisition was accounted for as a pooling of interests (Note 2).

   Ascom USA Inc., a subsidiary of Ascom Hasler AG, a Swiss Company, owned approximately 20% of the Company's common stock at June 30, 1998 (Note 6).

Basis of Consolidation

   The consolidated financial statements include the accounts of Identix Incorporated and its wholly owned subsidiaries: ANADAC, Identix Australia and BA&T; all significant intercompany balances and transactions have been eliminated in consolidation.

Management Estimates and Assumptions

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              IDENTIX INCORPORATED

Joint Venture

   On September 30, 1997, the Company entered into a joint venture agreement with Sylvan Learning Centers, Inc. to form SIFC for the purpose of providing fingerprinting services through Sylvan's testing systems nationwide. The Company owns a 50% interest in the joint venture. For certain contracts held by Identix prior to the joint venture, Identix subcontracts the fingerprinting services to the joint venture. Revenues received by Identix under these contracts are presented separately as fingerprinting services revenue in the consolidated statement of operations. As of July 1, 1998, the contracts have been assigned to SIFC.

Revenue Recognition

   Revenue from product sales is recognized in accordance with the terms of sale, generally upon shipment by the Company, provided no significant vendor obligations remain and collection of the receivable is deemed probable. Extended service and maintenance contract revenue is deferred and recognized ratably over the life of the service period of the related agreement.

   The majority of the Company's services are performed for the U.S. Government under various cost-reimbursable, time and material and fixed-price contracts. Revenues for cost-plus fixed fee contracts are recognized as costs are incurred, including a proportionate amount of the fee earned. Revenues on time-and-materials contracts are recognized to the extent of billable rates times hours worked plus materials expense incurred. Revenues on fixed-price contracts are generally recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Unbilled accounts receivable at June 30, 1998 represent revenue accrued which becomes billable upon attainment of contract milestones. Provisions for estimated contract losses are recorded in the period such losses are determined.

   Services revenues directly from contracts with the U.S. Government, principally with the Department of Defense, and from subcontracts with other U.S. Government contractors were approximately 89% of total services revenues for fiscal 1998, 77% for fiscal 1997 and 78% for fiscal 1996. Contract costs for services revenues to the U.S. Government, including indirect expenses, are subject to audit and subsequent adjustment by negotiation between the Company and U.S. Government representatives. Revenues are recorded in amounts expected to be realized upon final settlement. Audits of ANADAC's costs have been completed by the Defense Contract Audit Agency through June 30, 1992. ANADAC is currently undergoing an audit by the Defense Contract Audit Agency for the period from July 1, 1992 to June 30, 1995. No material adjustments have been made, and ANADAC does not anticipate adjustments for any open years that would have a material effect on the consolidated financial statements.

Major Customer and International Revenues

   In fiscal 1998 and 1997, the Company had no non-U.S. Government customers that accounted for 10% or more of total revenues. In fiscal 1996 one non-U.S. Government customer in the Company's products business accounted for 14% of total revenues.

                              IDENTIX INCORPORATED

   Net product revenues included international revenues of $6,350,000 in fiscal 1998, $8,178,000 in fiscal 1997, and $2,198,000 in fiscal 1996.

Cash and Cash Equivalents

   Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased. These investments consist of income producing securities, which are readily convertible to cash and are stated at cost, which approximates market.

Concentration of Credit Risk

   The Company performs on-going credit evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary. The Company maintains an allowance for potential credit losses which are based upon the expected collectibility of all accounts receivable. Management believes that any risk of loss is significantly reduced due to the Company's substantial number of government customers. The write-off of uncollectible amounts in current and prior years has not been significant.

   Currently, the Company's policy is to limit its exposure in financial instruments by investing its excess cash with major banks in money market securities. The Company, by policy, limits the amount of exposure to any one financial institution.

Inventories

   Inventories are stated at the lower of cost (determined on the first-in, first-out cost method) or market. The Company provides for obsolete, slow moving or excess inventories in the period when obsolescence or inventory in excess of expected demand is first identified.

Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method with the estimated useful lives of the assets ranging from two to five years. Amortization of equipment held under capital leases and leasehold improvements is computed using the straight-line method and the shorter of the remaining lease term or the estimated useful life of the related equipment or improvements. Repair and maintenance costs are expensed as incurred.

Intangibles and Other Assets

   Intangible assets include goodwill, purchased technology, capitalized contract rights and capitalized software developments costs. Goodwill and purchased technology are amortized over five to seven years. Capitalized contract rights are amortized over the terms of the related contracts, usually one to five years.

                              IDENTIX INCORPORATED

   The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Accordingly, certain software development costs incurred are capitalized after technological feasibility has been demonstrated. Technological feasibility is determined when planning, designing, coding and testing have been completed according to design specifications. Commencing with product introduction, such capitalized amounts are amortized on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, the Company assigns an estimated economic life of one to five years to capitalized software costs. Amortization of capitalized software costs is charged to cost of product revenues. Research and development expenditures are charged to research and development in the period incurred.

   In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Accordingly, the Company evaluates asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of the asset. The Company determines the recoverability of the carrying amount of each intangible asset by reviewing the following factors: the undiscounted value of expected operating cash flows in relation to its net capital investments, the estimated useful or contractual life of the intangible asset, the contract or product supporting the intangible asset, and in the case of purchased technology and capitalized software development costs, the Company periodically reviews the recoverability of the asset value by evaluating its products with respect to technological advances, competitive products and the needs of its customers.

Product Warranty

   The Company provides a warranty for manufacturing and material defects on all units sold. A reserve for warranty costs, based on estimates made by management utilizing projected costs to repair units, is recorded at the time of sale and periodically adjusted to reflect actual experience.

Income Taxes

   Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the income tax bases of assets and liabilities and the amounts reported for financial reporting purposes for all periods presented (Note 7).

Stock-Based Compensation

   The Company accounts for its employee and director stock option plans and employee stock purchase plans in accordance with provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") are presented in Note 5.

                              IDENTIX INCORPORATED

Comprehensive Income

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"). This statement is effective for the Company's fiscal year ending June 30, 1999. The statement establishes presentation and disclosure requirements for reporting comprehensive income. Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. The Company plans to report comprehensive income as part of the Consolidated Statements of Shareholders' Equity as required under SFAS 130 and expects there to be no material impact on its financial position and results of operations as a result of the adoption of this new accounting standard.

Segments of an Enterprise and Related Information

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement is effective for the Company's fiscal year ending June 30, 1999. The statement requires the Company to report certain financial information about operating segments in a complete set of financial statements as well as in condensed financial statements of interim periods. It also requires that the Company report certain information about its products and services, the geographic areas in which it operates and its major customers. The method the FASB chose for determining what information to report is referred to as the "management approach". The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Company management has not yet completed its assessment of how the "management approach" will impact existing segment disclosures, but does not expect that this new standard will have a material adverse effect on the consolidated financial statement disclosures.

Foreign Currency Translation

   The Company's foreign subsidiary used the local currency as the functional currency until March 31, 1998. Since then, the functional currency has been the US dollar. Accordingly, assets and liabilities were translated at the exchange rate in effect at that date and revenue and expenses since then are recorded in US dollars at current exchange rates. Foreign currency transaction losses included in interest and other income were $202,000 in fiscal 1998. Such amounts were not material in fiscal 1997 and fiscal 1996.

Earnings Per Share

   The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") during the second quarter of fiscal 1998. This statement simplifies the standards for computing earnings per share (EPS) previously defined in Accounting Principles Board Opinion No. 15 "Earnings Per Share." All prior-period earnings per share data has been restated in

                              IDENTIX INCORPORATED
accordance with SFAS 128. SFAS 128 requires presentation of both Basic EPS and Diluted EPS on the face of the income statement. Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options and warrants, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options.

   Following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the periods presented below:

                                                 Years Ended June 30,
                                          -----------------------------------
                                             1998        1997        1996
                                          ----------- ----------- -----------
   Net income (loss) (Numerator)......... $   768,000 $   518,000 $(3,441,000)
                                          =========== =========== ===========
   Weighted average common stock
    outstanding (Denominator)............  25,104,000  24,817,000  23,485,000
   Dilutive effect of stock options and
    warrants.............................     565,000     769,000          --
                                          ----------- ----------- -----------
   Weighted average common stock
    outstanding assuming dilution
    (Denominator)........................  25,669,000  25,586,000  23,485,000
                                          =========== =========== ===========
   Basic net income (loss) per share..... $      0.03 $      0.02 $     (0.15)
                                          =========== =========== ===========
   Diluted net income (loss) per share... $      0.03 $      0.02 $     (0.15)
                                          =========== =========== ===========

   Options to purchase 934,287 and 560,322 shares of common stock at weighted average exercise prices of $10.21 and $11.09 per share were outstanding at June 30, 1998 and June 30, 1997, respectively, but were not included in the computation of diluted EPS because they were anti-dilutive.

   Shares held by the Company's employee stock ownership plan are treated as outstanding for purposes of computing earnings per share.

NOTE 2 -- ACQUISITIONS

Biometric Applications and Technology, Inc

   On July 23, 1997, pursuant to a share purchase agreement, the Company issued 450,000 shares of the Company's common stock to acquire BA&T, a privately held company located in Kansas City, Missouri. In connection with the acquisition of BA&T, the Company incurred costs of approximately $45,000, primarily for transaction and professional fees. BA&T develops and markets biometric and "smart" card software applications and solutions and has been an Identix software development partner. The acquisition has been accounted for as a pooling of interests.

                              IDENTIX INCORPORATED

   The Company's fiscal 1998 consolidated financial statements include the accounts and operations of BA&T. The Company has restated the consolidated financial statements for fiscal 1997 to include the results and operations of BA&T. For fiscal 1996, the effects of the combination with BA&T were not significant and the Company has not restated the fiscal 1996 consolidated financial statements to include the accounts and operations of BA&T.

   Separate net revenues, net income (loss) and related per share amounts of the combined entities for the year ended June 30, 1997 are presented in the following table:

                                                Identix     BA&T      Combined
                                              ----------- ---------  -----------
     Net revenues............................ $52,390,000 $ 153,000  $52,543,000
     Net income (loss)....................... $ 1,250,000 $(732,000) $   518,000
     Net income per share
      Basic..................................                        $      0.02
      Diluted................................                        $      0.02

Fingerscan

   On March 26, 1996, the Company acquired Fingerscan, a privately-held Australian-based company that designs and markets Biometric Security products, pursuant to a Share Purchase Agreement whereby Fingerscan became a wholly owned subsidiary of the Company. In accordance with the Share Purchase Agreement, the shareholders of Fingerscan were issued 668,976 shares of the Company's no par value common stock.

   The acquisition was accounted for using the purchase method of accounting. Accordingly, the Company's results for fiscal 1996 include the operations of Fingerscan from the date of acquisition and the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. Based upon an appraisal by an investment banking firm, the value of the 668,976 shares of the Company's common stock issued in the acquisition was determined to be $5,459,000 reflecting a 32% discount for certain restrictions related to the resale of the common stock issued to purchase Fingerscan. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $5,280,000, of which $4,723,000 was allocated to in-process research and development and $557,000 was allocated to other intangibles including acquired technology. An independent appraisal was performed which used the income approach to determine the fair value of Fingerscan and its identifiable assets, including the portion of the purchase price attributed to the in-process research and development. The income approach includes an analysis of the markets, completion costs, cash flows, other required assets, contributions made by core technology and risks associated with achieving such cash flows. The developmental products acquired were evaluated in context of Interpretation 4 of SFAS No. 2 and SFAS No. 86 and the identified in-process research and development was expensed in accordance with these provisions as technological feasibility had not yet been reached. At the time of acquisition, the in-process research and development charge represented a multiple of approximately 19 times Fingerscan's trailing twelve month research and development expenditures. The Company amortizes the amount allocated to other intangibles including acquired technology over a five-year period.

                              IDENTIX INCORPORATED

   The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Fingerscan as if the acquisition had occurred at the beginning of the respective periods. The pro forma combined statements of operations do not include the adjustment for the non-recurring write-off of acquired in-process research and development. The net income per share is based on the average number of shares of common stock of Identix outstanding during the period plus the common shares issued by Identix to acquire Fingerscan. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the assumed dates or of operating results which may occur in the future.

                                                               Fiscal year ended
                                                                 June 30, 1996
                                                               -----------------
     Net revenues.............................................    $39,883,000
     Net income...............................................    $   966,000
     Net income per share
      Basic...................................................    $      0.04
      Diluted.................................................    $      0.04

   The Company implemented a restructuring of the Biometric Security Division in February 1998. Management of the Biometric Security Division was transferred from Fingerscan in Australia to Identix. The following functions were transferred from Fingerscan in Australia to personnel employed in the U.S. by the parent company:

   . Management control and responsibility for profitability

   . Global sales and service

   . Engineering and product development

   . Manufacturing

   The remaining operations of Fingerscan consist of a sales and service office for the Australian Biometric Security market. Management determined that the functional currency of Fingerscan had changed from the Australian to the U.S. dollar and that the above actions constituted a substantial liquidation of Fingerscan. Accordingly, $460,000 of cumulative translation adjustment was charged to income during fiscal 1998.

IAS

   On June 30, 1996, pursuant to a share purchase agreement, the Company issued 155,000 shares of the Company's common stock to acquire IAS, a privately held company. In connection with the acquisition of IAS, the Company incurred costs of approximately $40,000 primarily for transaction and professional fees, before tax. The acquisition has been accounted for as a pooling of interests. The Company's fiscal 1996 consolidated financial statements include the accounts and operations of IAS. For fiscal 1995, the effects of the combination with IAS were not significant and the Company has not restated the fiscal 1995 consolidated financial statements to include the accounts and operations of IAS.

                              IDENTIX INCORPORATED

   Separate net revenues, net income (loss) and related per share amounts of the combined entities, after adjustments for transactions between the two entities, for the year ended June 30, 1996 are presented in the following table:

                                  Identix       IAS     Adjustments  Combined
                                -----------  ---------- ----------- -----------
Net revenues................... $37,208,000  $2,194,000  $(861,000) $38,541,000
Net income (loss).............. $(3,557,000) $  256,000  $(140,000) $(3,441,000)
Net loss per share
 Basic.........................                                     $     (0.15)
 Diluted.......................                                     $     (0.15)

NOTE 3 -- BALANCE SHEET DETAIL

                                                              June 30,
                                                       ------------------------
                                                          1998         1997
                                                       -----------  -----------
Accounts receivable:
Commercial and other.................................. $16,655,000  $11,914,000
United States Government:
Billed................................................  10,350,000    5,277,000
Unbilled..............................................   2,062,000    1,730,000
Employee receivables..................................     375,000      441,000
Less: allowance for doubtful accounts.................    (866,000)    (625,000)
                                                       -----------  -----------
                                                       $28,576,000  $18,737,000
                                                       ===========  ===========
Inventories:
Purchased parts and materials......................... $ 3,518,000  $ 3,027,000
Work-in-process.......................................     906,000    1,076,000
Finished goods, including spares......................   2,739,000    1,192,000
                                                       -----------  -----------
                                                       $ 7,163,000  $ 5,295,000
                                                       ===========  ===========
Property and equipment:
Manufacturing, test and office equipment.............. $ 5,356,000  $ 5,326,000
Furniture and fixtures................................   1,205,000    1,194,000
Leasehold improvements................................     149,000      127,000
                                                       -----------  -----------
                                                         6,710,000    6,647,000
Less: accumulated depreciation and amortization.......  (4,605,000)  (4,080,000)
                                                       -----------  -----------
                                                       $ 2,105,000  $ 2,567,000
                                                       ===========  ===========
Intangibles and other assets:
Goodwill and deferred acquisition costs............... $ 1,298,000  $ 1,370,000
Purchased technology..................................   1,334,000    1,334,000
Capitalized software costs............................   3,099,000    2,367,000
Less: accumulated amortization........................  (3,302,000)  (2,516,000)
                                                       -----------  -----------
                                                         2,429,000    2,555,000
Other assets..........................................     339,000      453,000
                                                       -----------  -----------
                                                       $ 2,768,000  $ 3,008,000
                                                       ===========  ===========

                              IDENTIX INCORPORATED

NOTE 4 -- LINES OF CREDIT

   The Company has a $6,000,000 bank line of credit (the "Identix Line of Credit") secured by substantially all of the personal property of the Company. Under the Identix Line of Credit, the Company may borrow up to 80% of eligible accounts receivable and up to 50% of eligible inventory. Amounts drawn bear interest at the bank's prime rate of interest (8.50% at June 30, 1998). The line of credit expires on October 27, 1998. At June 30, 1998, $4,925,000 was outstanding and $1,075,000 was available under this bank line of credit. The line of credit agreement contains financial and operating covenants including restrictions on the Company's ability to pay dividends on the Company's common stock. During fiscal 1998, the Company was in default on one of its bank line of credit covenants. The Company has obtained a waiver of default from the bank for breaches of the covenant. At June 30, 1998, the Company was in compliance with such bank covenants.

   On July 6, 1998, the Identix Line of Credit was amended to increase the maximum amount available to $7,000,000. The Company may now borrow up to 80% of eligible accounts receivable and may borrow up to 35% of eligible inventory.

   ANADAC has a $6,000,000 bank line of credit and outstanding balances bear interest at the bank's prime lending rate (8.50% at June 30, 1998) and are payable upon demand. Available borrowings under the line are based upon qualifying accounts receivable balances. The line of credit expires November 30, 1998. At June 30, 1998, $1,924,000 was outstanding and $4,076,000 was available under the ANADAC Line of Credit. The line of credit agreement includes, among other things, certain financial covenants and maintenance of certain financial ratios. At June 30, 1998, ANADAC was in compliance with such bank covenants.

NOTE 5 -- CAPITAL STOCK

Employee Stock Options

   In May 1983, the Company adopted an incentive stock option plan which expired in 1993 ("1983 Plan"). Under the 1983 Plan, the Company reserved a total of 2,000,000 shares of the Company's common stock. In October 1992, the Company adopted the 1992 Incentive Stock Option Plan ("1992 Plan"). The 1992 Plan will expire in 2002. A total of 1,000,000 shares of the Company's common stock has been reserved for issuance under the 1992 Plan. In July 1995, the Company adopted the Identix Incorporated Equity Incentive Plan ("1995 Plan"). The 1995 Plan will expire in 2005. In October 1997, the Company amended the 1995 Plan so that a total of 1,750,000 shares of the Company's common stock are reserved for issuance under the 1995 Plan. The 1995 Plan provides for the discretionary award of options, restricted stock, stock purchase rights, performance shares or any combination of these awards to eligible employees, including executive officers and consultants. In August 1995, the Company adopted the Non-employee Directors Stock Option Plan ("Directors Plan"), under which nonqualified stock options are granted to non-employee directors on a formula basis. A total of 250,000 shares of the Company's common stock is reserved for issuance under the Directors Plan.

                              IDENTIX INCORPORATED

   Under the 1983, 1992, and 1995 Plans, options are granted for a period of 10 years. All grants of incentive stock options must be made at a price at least equal to the then fair market value of the Company's common stock at the date of grant. All grants of nonqualified stock options must be made at a price of at least 85% of the then fair market value of the Company's common stock at the date of grant. Options generally vest on a monthly basis over a period of two to five years.

   Under the Directors Plan, options are granted for a period of 10 years at an exercise price equal to the fair market value of the Company's common stock on the date of the grant. Upon election or appointment, each director of the Company who is not, and has not been an officer or employee of the Company, receives an option to purchase 10,000 shares of the Company's common stock; provided, however, that if a director was appointed to the Board of Directors after six months of the date of the annual meeting of shareholders at which directors are elected, that director receives an option to purchase 5,000 shares of the Company's common stock. Thereafter, each director receives an option to purchase 10,000 shares of the Company's common stock on the date of the first meeting of the Board of Directors of the Company following the annual meeting of the shareholders at which directors are elected. Options vest quarterly over a one year period from the date of grant.

   The following table summarizes the Company's stock option activity and related information for the past three years:

                                Shares Available Optioned Shares   Weighted
                                   for Grant       Outstanding   Average Price
                                ---------------- --------------- -------------
Balance June 30, 1995..........        47,006       1,454,904       $ 2.48
Shares reserved upon adoption
 of the 1995 Plan..............     1,000,000              --
Shares reserved upon adoption
 of the Directors Plan.........       250,000              --
Options Granted................      (730,000)        730,000       $ 9.28
Options Exercised..............            --        (679,724)      $ 2.28
Options Canceled...............        29,291         (29,291)      $ 5.93
Options Canceled and Expired...                        (8,000)      $ 2.75
                                   ----------      ----------
Balance June 30, 1996..........       596,297       1,467,889       $ 5.85

Shares reserved upon adoption
 of amendment to 1995 Plan.....       250,000              --
Options Granted................      (933,350)        933,350       $ 9.31
Options Exercised..............            --         (66,739)      $ 2.73
Options Canceled...............       260,534        (260,534)      $10.55
Options Canceled and Expired...                          (150)      $ 4.00
                                   ----------      ----------
Balance as of June 30, 1997....       173,481       2,073,816       $ 6.90
Shares reserved upon adoption
 of amendment to 1995 Plan.....       500,000              --
Options Granted................    (1,672,633)      1,672,633       $ 8.26
Options Exercised..............            --        (287,799)      $ 4.14
Options Canceled...............     1,167,256      (1,167,256)      $ 9.74
Options Canceled and Expired...                          (133)      $ 2.50
                                   ----------      ----------
Balance as of June 30, 1998....       168,104       2,291,261       $ 6.59
                                   ----------      ----------

                              IDENTIX INCORPORATED

   As of June 30, 1998 options for approximately 1,440,410 common shares were exercisable under the 1983, 1992, 1995 and Directors Plans.

   In April 1998, 903,833 outstanding options with exercise prices in excess of the then fair market value of the common stock, $7.625, were repriced to $7.625 per share. Such options have been included in the above table as both canceled and granted in fiscal 1998. No other terms of the options were amended.

   The following table summarizes significant option groups outstanding at June 30, 1998 and related weighted average prices and lives as follows:

                             Options Outstanding                Options Exercisable
                --------------------------------------------- ------------------------
                                                              Number
   Range of       Number    Weighted Average Weighted Average   of    Weighted Average
Exercise Price  Outstanding  Remaining Life   Exercise Price  Shares   Exercise Price
--------------  ----------- ---------------- ---------------- ------- ----------------
$1.33 - $ 3.00     305,138        4.66            $2.42       287,570      $2.40
$3.19 - $ 5.31     171,958        5.61             3.26       167,026       3.24
$6.00 - $ 7.81   1,732,449        8.61             7.48       929,098       7.44
$9.88 - $12.25      81,716        8.81            10.46        56,716      10.72

Pro Forma Disclosures

   All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The weighted average fair value at date of grant for options granted during fiscal 1998, 1997 and 1996 were $3.67, $4.85 and $4.83 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following assumptions:

                                                                Fiscal Year
                                                               Ended June 30,
                                                               ----------------
                                                               1998  1997  1996
                                                               ----  ----  ----
     Stock Options:
      Expected life (years)...................................    4     4     4
      Risk free interest rate................................. 5.53% 6.32% 5.85%
      Volatility..............................................   53%   60%   60%
      Dividend yield..........................................   --    --    --

                              IDENTIX INCORPORATED

   Had compensation expense for the Company's stock-based compensation plans been determined based on the methods prescribed by SFAS No. 123, the Company's net income (loss) and net income (loss) per share for the years ended June 30, 1998, 1997 and 1996 would have been as follows:

                                              Fiscal Year Ended June 30,
                                           -----------------------------------
                                              1998        1997        1996
                                           -----------  ---------  -----------
     Net income (loss):
      As reported......................... $   768,000  $ 518,000  $(3,441,000)
      Pro forma........................... $(1,701,000) $(893,000) $(3,813,000)
     Net income (loss) per share:
      As reported
       Basic.............................. $      0.03  $    0.02  $     (0.15)
       Diluted............................ $      0.03  $    0.02  $     (0.15)
      Pro forma
       Basic.............................. $     (0.07) $   (0.04) $     (0.16)
       Diluted............................ $     (0.07) $   (0.04) $     (0.16)

Employee Stock Ownership Plan

   The ANADAC, Inc. Employee Stock Ownership Plan ("ESOP") enables eligible employees of ANADAC to share in the growth of the Company through the acquisition of common stock. The ESOP provides for the Company, at its discretion, to make contributions of up to 10% of each participant's base salary. The amount of compensation expense related to the ESOP is based upon the cash contributions to the ESOP made by the Company. The Company's expense for ESOP was $188,000 in fiscal 1998, $158,000 in fiscal 1997 and $183,000 in fiscal 1996. A total of 303,909 and 360,427 allocated shares of common stock were held by the ESOP at June 30, 1998 and 1997, respectively.

Warrants

   Under certain private transactions authorized by the Board of Directors of the Company from 1992 through 1994, warrants to purchase 395,160 shares of the Company's common stock were issued at exercise prices ranging from $2.125 to $3.75 per share. At June 30, 1998, warrants from these transactions to purchase 40,000 shares of the Company's common stock were outstanding, which expire in January 1999.

   Warrants to purchase 2,250,000 shares of the Company's common stock at $3.00 per share were issued as part of a public offering in 1993. Also, as part of the public offering, the Company issued the underwriter a warrant to purchase 45,000 units at an exercise price of $12.00 per unit, each unit consisting of five warrants to purchase common stock and one share of series A Preferred Stock convertible into five shares of common stock. On June 6, 1995, the Company announced that on July 6, 1995 it would redeem, for $0.05 per warrant, all warrants issued in the public offering not exercised by July 5, 1995. At June 30, 1996, all warrants were exercised or redeemed. As part of the warrant redemption, the Company entered into a standby underwriting agreement whereby the underwriter would purchase for $3.00 per share all unexercised warrants related to the warrant redemption. Pursuant to the agreement, the underwriter purchased 3,210 of the unexercised warrants.

                              IDENTIX INCORPORATED

   On December 15, 1994, the Company issued warrants to purchase 250,000 shares of its common stock for $3.00 per share to an investment banking firm and certain of its officers and employees for providing services to the Company. The warrant holders exercised the warrants in August 1995.

NOTE 6 -- RELATED PARTY TRANSACTIONS

   As of June 30, 1998, Ascom USA Inc. ("Ascom") beneficially owned 5,075,924 or approximately 20% of the Company's outstanding common stock ("the Voting Stock"). The Company is a party to a Voting Trust Agreement with Ascom (the "Agreement") whereby Ascom deposited all of its shares of the Company's common stock held by Ascom, into a voting trust. The trustee of the voting trust is on the Company's Board of Directors and has voting control of the Voting Stock. The term of the Voting Trust Agreement expires in 2004. In consideration for Ascom entering into the Agreement, the Company granted Ascom certain additional registration rights with respect to the Voting Stock, modified certain contractual transfer restrictions with respect to the Voting Stock, and granted Ascom price protections regarding certain sales of Voting Stock.

   Patrick H. Morton is a member of the Company's Board of Directors and presently owns 38% of Integrated Manufacturing Solutions, Inc, ("IMS") a manufacturer of integrated circuit boards, that provides manufacturer services to the Company. IMS billed the Company approximately $2,437,000 and $427,000 in fiscal 1998 and 1997, respectively. Amounts outstanding to IMS at June 30, 1998 were approximately $311,000. The Company did not do business with IMS prior to fiscal 1997.

NOTE 7 -- INCOME TAXES

   The following is a reconciliation between statutory federal income taxes and the provision for income taxes:

                                              Fiscal Year Ended June 30,
                                            ---------------------------------
                                              1998       1997        1996
                                            ---------  ---------  -----------
     Tax expense (benefit) at statutory
      rate................................. $ 261,000  $ 438,000  $(1,204,000)
     State taxes net of federal benefit....    33,000     80,000           --
     Release of valuation allowance........  (360,000)  (578,000)          --
     Benefit of operating losses not
      recognized...........................        --         --    1,174,000
     Other.................................    66,000     60,000       30,000
                                            ---------  ---------  -----------
                                            $      --  $      --  $        --
                                            =========  =========  ===========

                              IDENTIX INCORPORATED

   Deferred tax assets (liabilities) comprise the following:

                                                            June 30,
                                                     ------------------------
                                                        1998         1997
                                                     -----------  -----------
   Loss and credit carryforwards.................... $ 8,440,000  $ 9,200,000
   Depreciation and amortization....................      80,000       80,000
   Inventory reserves and basis differences.........     360,000      222,000
   Compensation accruals............................     340,000      244,000
   Accounts receivable and sales reserves...........     336,000      237,000
   Other............................................     384,000      280,000
                                                     -----------  -----------
   Gross deferred tax assets........................   9,940,000   10,263,000
                                                     -----------  -----------
   Unbilled accounts receivable.....................    (908,000)  (1,014,000)
   Capitalized software.............................    (492,000)    (535,000)
   Other............................................    (284,000)    (283,000)
                                                     -----------  -----------
   Gross deferred tax liabilities...................  (1,684,000)  (1,832,000)
                                                     -----------  -----------
   Net deferred tax asset before valuation
    allowance.......................................   8,256,000    8,431,000
   Deferred tax asset valuation allowance...........  (8,256,000)  (8,431,000)
                                                     -----------  -----------
       Total net deferred tax asset................. $        --  $        --
                                                     ===========  ===========

   The deferred tax asset valuation allowance is attributed to U.S. Federal, State and foreign deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of these assets, such that a full valuation allowance is required.

   As of June 30, 1998, the Company has federal and state net operating loss carryforwards of approximately $19.6 million and $3.6 million, respectively, for financial reporting and income tax purposes, which are available to offset future taxable income. The carryforwards expire on various dates through fiscal 2011. Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period. As a result of the public offering in January 1993, a change of ownership occurred, causing an annual limitation on the utilization of the net operating loss carryforwards, incurred prior to the ownership change, of approximately $2.5 million.

                              IDENTIX INCORPORATED

NOTE 8 -- FOREIGN OPERATIONS DATA

   In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations, and costs directly and indirectly incurred in generating revenues are similarly assigned. For fiscal 1996, the Company's revenues from unaffiliated customers and identifiable assets were less than 10% of consolidated total revenues and total assets, respectively.

                                                       Fiscal year ended June
                                                                 30,
                                                       ------------------------
                                                          1998         1997
                                                       -----------  -----------
Net revenues from unaffiliated customers:
 North America........................................ $73,024,000  $43,305,000
 Asia-Pacific.........................................   3,344,000    9,238,000
 Europe, Middle East, Africa..........................   3,006,000           --
                                                       -----------  -----------
                                                       $79,374,000  $52,543,000
                                                       -----------  -----------
Operating results:
 North America........................................ $ 4,482,000  $ 2,262,000
 Asia-Pacific.........................................  (1,763,000)      30,000
 Europe, Middle East, Africa..........................     229,000           --
 General Corporate Expenses...........................  (2,180,000)  (1,774,000)
                                                       -----------  -----------
                                                         $ 768,000  $   518,000
                                                       -----------  -----------
Identifiable assets:
 North America........................................ $40,025,000  $27,079,000
 Asia-Pacific.........................................   1,312,000    5,361,000
 Europe, Middle East, Africa..........................     675,000           --
                                                       -----------  -----------
                                                       $42,012,000  $32,440,000
                                                       -----------  -----------

   Intercompany transfers are at prices sufficient to recover a reasonable profit. These transfers are eliminated in the consolidated financial statements. Intercompany transfers of products from North America to other regions were $1,991,000 and $3,814,000 for fiscal 1998 and 1997, respectively.

   As a result of the substantial liquidation of the Company's Australian subsidiary in the quarter ended March 31, 1998, assets of the foreign operations were transferred to the United States in satisfaction of a portion of intercompany borrowings.

NOTE 9 -- COMMITMENTS

Leases

   The Company currently occupies its headquarters and products business facility under a lease, which expires in April 2001 and is required to pay taxes, insurance, and maintenance as well as monthly rental payments. Further, the Company leases office space for its products sales force under operating leases which expire at various dates through 2003. The Company leases office space for its services business under operating leases expiring at various dates through 2001. The leases contain escalation provisions requiring rental increases for increases in operating expense and real estate taxes.

                              IDENTIX INCORPORATED

   Future minimum lease payments for operating leases are as follows:

       Year ending June 30,
       1999.......................................................... $1,669,000
       2000..........................................................  1,508,000
       2001..........................................................  1,034,000
       2002..........................................................     32,000
       Thereafter....................................................     25,000
                                                                      ----------
           Total..................................................... $4,268,000
                                                                      ==========

   Total rental expense under operating leases was $1,882,000, $1,788,000 and $1,308,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

NOTE 10 -- CONTINGENT LIABILITIES

   The Company was named as a defendant in a class action lawsuit, which was filed in October 1996 in the United States District Court for the Northern District of California. Certain executive officers of the Company were also named as defendants. Plaintiffs sought to represent a class of all persons who purchased the Company's common stock between January 31, 1996 and August 26, 1996 (the "Class Period"). The complaint alleged claims under the federal securities laws and California law. Plaintiffs alleged that the Company and certain of its executive officers made false and misleading statements regarding the Company that caused the market price of its common stock to be "artificially inflated" during the Class Period. The Company and its officers denied plaintiffs' allegations. In December 1997, the Company and its officers reached an agreement with plaintiffs and their counsel to settle the lawsuit. The settlement was funded largely with directors and officers liability insurance proceeds. The settlement was approved by the Court, following notice to the class members, and the lawsuit was dismissed with prejudice on March 6, 1998.

   On May 31, 1995, Digital Biometrics, Inc. ("DBI"), a competitor, filed a lawsuit in the United States District Court for the Northern District of California against the Company alleging that certain of the Company's TouchPrint products violate a DBI patent and seeking injunctive relief and unspecified damages. The lawsuit has no implication for other Identix products. On August 22, 1996, the District Court granted the Company's motion determining that the TouchPrint 600 does not infringe the patent. On December 7, 1996, the District Court issued another ruling determining that the predecessor product of the TouchPrint 600, the TouchPrint 900 product, did not infringe the patent. As a result, the District Court entered judgment in favor of Identix and awarded Identix its costs of suit. On January 7, 1997, DBI filed a Notice of Appeal. On July 2, 1998, the United States Court of Appeals for the Federal Circuit affirmed the District Court's judgment. DBI has publicly announced that it has no plans to appeal the ruling and, accordingly, the Company believes that the judgment in favor of the Company will be the final disposition of the case.

                              IDENTIX INCORPORATED

                                  SCHEDULE II
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                   Balance
                                     at     Additions
                                  Beginning Charged to             Balance at
Description                       of Period  Expense   Deductions End of Period
-----------                       --------- ---------- ---------- -------------
Inventory Reserve:
Year ended June 30, 1996......... $242,000   $177,000   $ 75,000    $344,000
Year ended June 30, 1997......... $344,000   $284,000   $ 65,000    $563,000
Year ended June 30, 1998......... $563,000   $338,000   $ 35,000    $866,000

Allowance for Doubtful Accounts:
Year ended June 30, 1996......... $347,000   $238,000   $ 97,000    $488,000
Year ended June 30, 1997......... $488,000   $500,000   $363,000    $625,000
Year ended June 30, 1998......... $625,000   $862,000   $621,000    $866,000

                              IDENTIX INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                     ASSETS

                                                                  December 31
                                                                      1998
                                                                  ------------
Current assets:
  Cash and cash equivalents...................................... $  2,418,000
  Accounts receivable, less allowance for doubtful accounts of
   $884,000......................................................   26,992,000
  Inventories....................................................    6,857,000
  Prepaid expenses and other assets..............................      947,000
                                                                  ------------
    Total current assets.........................................   37,214,000
Property and equipment, net......................................    2,094,000
Intangibles and other assets.....................................    2,621,000
Investment in joint venture, net.................................        3,000
                                                                  ------------
    Total assets................................................. $ 41,932,000
                                                                  ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable to banks......................................... $  4,093,000
  Accounts payable...............................................    9,038,000
  Accrued compensation...........................................    1,937,000
  Other accrued liabilities......................................      520,000
  Deferred revenue...............................................    1,910,000
                                                                  ------------
    Total current liabilities....................................   17,498,000
Deferred revenue.................................................           --
Other liabilities................................................       90,000
                                                                  ------------
    Total liabilities............................................   17,588,000
                                                                  ------------
Commitments and contingencies (Note 8)
Shareholders' equity:
  Common stock, $.01 par value; 50,000,000 shares authorized;
   25,427,211 shares issued and outstanding......................   53,567,000
  Accumulated deficit............................................  (29,042,000)
  Cumulative translation adjustment..............................     (181,000)
                                                                  ------------
    Total shareholders' equity...................................   24,344,000
                                                                  ------------
    Total liabilities and shareholders' equity................... $ 41,932,000
                                                                  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              IDENTIX INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                         Six months ended
                                                           December 31,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Revenues:
 Net product revenues...............................  $18,647,000  $16,996,000
 Fingerprinting services revenues...................          --       370,000
 Services revenues..................................   21,676,000   21,237,000
                                                      -----------  -----------
    Total revenues..................................   40,323,000   38,603,000
                                                      -----------  -----------
Costs and expenses:
 Cost of product revenues...........................    9,202,000    8,110,000
 Cost of fingerprinting services revenues...........          --       352,000
 Cost of services revenues..........................   18,887,000   18,053,000
 Research, development and engineering..............    2,804,000    2,164,000
 Marketing and selling..............................    5,146,000    4,401,000
 General and administrative.........................    3,466,000    4,518,000
                                                      -----------  -----------
    Total costs and expenses........................   39,505,000   37,598,000
                                                      -----------  -----------
Income from operations..............................      818,000    1,005,000
Other income, net...................................       55,000      102,000
Interest income (expense), net......................     (230,000)     (82,000)
                                                      -----------  -----------
Income (loss) before tax and equity interest in
 joint venture......................................      643,000    1,025,000
Provision for income taxes..........................      (90,000)     (45,000)
Equity interest in joint venture, net of tax........     (159,000)     (29,000)
                                                      -----------  -----------
Net income..........................................  $   394,000  $   951,000
                                                      ===========  ===========
Basic net income per share..........................  $      0.02  $      0.04
                                                      ===========  ===========
Diluted net income per share........................  $      0.02  $      0.04
                                                      ===========  ===========
Weighted average common shares used to compute basic
 net income per share...............................   25,319,000   25,011,000
Weighted average common shares used to compute
 diluted net income per share.......................   25,646,000   25,690,000


  The accompanying notes are an integral part of these consolidated financial statements.

                              IDENTIX INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                         Six Months ended
                                                           December 31,
                                                     -------------------------
                                                         1998         1997
                                                     ------------  -----------
Cash flows from operating activities:
 Net income......................................... $    394,000  $   951,000
 Adjustments to reconcile net income to net cash
  provided by or used for operating activities:
  Depreciation......................................      568,000      677,000
  Amortization of intangibles.......................      308,000      444,000
  Amortization of deferred revenue..................   (1,612,000)    (860,000)
  Interest in joint venture, net of tax.............      158,000     (214,000)
  Increase in inventory reserve.....................       55,000      124,000
 Changes in assets and liabilities
  Accounts receivable...............................    1,584,000   (4,802,000)
  Inventories.......................................      251,000   (1,645,000)
  Prepaid expenses and other assets.................     (361,000)    (589,000)
  Accounts payable..................................      610,000      623,000
  Accrued compensation..............................      100,000      149,000
  Other accrued liabilities.........................      (53,000)     302,000
  Deferred revenue..................................    2,197,000    1,267,000
                                                     ------------  -----------
 Net cash provided by (used for) operating
  activities........................................    4,199,000   (3,573,000)
                                                     ------------  -----------
Cash flows provided by (used in) investing
 activities:
 Capital expenditures...............................     (557,000)    (584,000)
 Investment in joint venture........................     (100,000)         --
 Deletions (additions) to intangibles and other
  assets............................................     (161,000)    (497,000)
                                                     ------------  -----------
 Net cash used in investing activities..............     (818,000)  (1,081,000)
                                                     ------------  -----------
Cash flows provided by (used in) financing
 activities:
 Borrowings under bank lines of credit..............    9,886,000   11,080,000
 Payments under bank lines of credit................  (12,642,000)  (8,341,000)
 Proceeds from exercise of options and warrants,
  net...............................................    1,040,000      711,000
                                                     ------------  -----------
 Net cash provided by (used for) financing
  activities........................................   (1,716,000)   3,450,000
                                                     ------------  -----------
Effect of exchange rate changes on cash and cash
 equivalents........................................          --       (70,000)
                                                     ------------  -----------
Net increase (decrease) in cash and cash
 equivalents........................................    1,665,000   (1,274,000)
Cash and cash equivalents at beginning of period....      753,000    2,510,000
                                                     ------------  -----------
Cash and cash equivalents at end of period.......... $  2,418,000  $ 1,236,000
                                                     ============  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              IDENTIX INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

   These accompanying consolidated financial statements and related notes are unaudited. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary for the fair presentation of the financial position and results of operations for the interim periods presented have been included. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended June 30, 1998 included in the Company's Annual Report on Form 10-K. The results of operations for the six months ended December 31, 1998 are not necessarily indicative of results to be expected for the entire fiscal year, which ends on June 30, 1999.

   The consolidated financial statements include the accounts of Identix Incorporated ("Identix" or the "Company") and it's wholly owned subsidiaries:
ANADAC, Inc. ("ANADAC"), Identix Australia Pty Limited ("Identix Australia"), and Biometric Applications and Technologies, Inc. ("BA&T"). The Company acquired BA&T on July 23, 1997 and accounted for the acquisition of BA&T as a pooling of interests.

2. Joint Venture

   On September 30, 1997, the Company entered into a joint venture agreement with Sylvan Learning Centers, Inc. to form Sylvan/Identix Fingerprinting Centers, L.L.C. ("SIFC") for the purpose of providing fingerprinting services through Sylvan's testing systems nationwide. The Company owns a 50% interest in SIFC.

3. Inventories

   Inventories are stated at the lower of cost (determined on the first-in, first-out method) or market. Inventories consisted of the following:

                                                        December 31,  June 30,
                                                            1998        1998
                                                        ------------ ----------
     Purchased parts and materials.....................  $2,510,000  $3,518,000
     Work-in-process...................................   1,067,000     906,000
     Finished goods, including spares..................   3,280,000   2,739,000
                                                         ----------  ----------
                                                         $6,857,000  $7,163,000
                                                         ==========  ==========

   The Company provides for obsolete, slow moving or excess inventories in the period when obsolescence or inventory in excess of expected demand is first identified. During the six months ended December 31, 1998, the Company physically disposed of $621,000 of inventory as a result of the decision to discontinue support for certain products and manufacturing space utilization concerns. This inventory had been previously identified as being potentially obsolete and had been reserved for in earlier periods. The inventory principally related to certain products that were either non-Y2K compliant and therefore discontinued, such as the TouchLock I and TouchPrint 900, or were parts made obsolete by design changes in the TouchPrint 600 and other products.

                              IDENTIX INCORPORATED

4. Bank Covenant Waiver

   At December 31, 1998, the Company was in default on two of its bank line of credit covenants. The Company has obtained waivers of default from the bank for breaches of the covenants.

5. Earnings (loss) Per Share

   Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period after considering the effect of dilutive common stock options and warrants under the treasury method.

                                                           Six Months Ended
                                                             December 31,
                                                         ---------------------
                                                            1998       1997
                                                         ---------- ----------
   Net income (loss).................................... $  394,000 $  951,000
                                                         ========== ==========
   Weighted average common shares outstanding........... 25,319,000 25,011,000
   Dilutive effect of stock options and warrants........    327,000    679,000
                                                         ---------- ----------
   Weighted average common shares outstanding assuming
    dilution............................................ 25,646,000 25,690,000
                                                         ========== ==========
   Basic net income (loss) per share.................... $     0.02 $     0.04
                                                         ========== ==========
   Diluted net income (loss) per share.................. $     0.02 $     0.04
                                                         ========== ==========

6. Comprehensive Income

   Effective July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. Items incurred in comprehensive income consist primarily of residual foreign currency translation adjustments from March 31, 1998. As the Company substantially liquidated its foreign operation on that date, no changes in this balance have occurred in fiscal 1999.

7. Recent Accounting Pronouncements

   In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). This statement requires the Company to report certain financial information about operating segments in complete sets of financial statements of the Company and in condensed financial statements of interim periods. It also requires that the Company report certain information about its products and services, the geographic areas in which it operates and its major customers. The method the FASB chose for determining what information to report is referred to as the "management approach". The management approach is based on the way that management organizes the segments within the enterprise for making operation decisions and assessing performance.

                              IDENTIX INCORPORATED

8. Contingent Liabilities

   ANADAC is a named defendant in four related personal injury lawsuits pending in the Circuit Court of Virginia. All of these suits arise from the collapse of a balcony at the University of Virginia during graduation ceremonies in May 1997 in which one person was killed and approximately 23 others were injured. The Commonwealth of Virginia and the Curator of the University's Academical Village are also named defendants. It is alleged that the Commonwealth of Virginia and the Curator were negligent in failing to maintain and ensure the structural integrity of the historic structure which collapsed. It is alleged that ANADAC is liable for failing to identify signs of structural deterioration during a contracted 1994 inspection. ANADAC had been hired by the University of Virginia to create a budget for maintaining ten historic buildings based on a visual inspection and analysis of certain statistical information. ANADAC's assignment did not include a structural review of any nature and did not encompass the type of inspection that would uncover a defect of the nature that caused the balcony collapse. Of the four lawsuits, one was filed in the Circuit Court of Virginia in Fairfax in March 1998 and the three others were filed in the Circuit Court of Virginia in Charlottesville between July and September 1998. The aggregate amount of damages sought in these suits is $7,700,000. Approximately ten of the persons injured in the accident have settled with the Commonwealth of Virginia, releasing all potential claims with respect to the accident. Additional lawsuits may be filed by other injured persons with respect to the accident. The Company believes that the claims against ANADAC are without merit and will not have a material adverse effect on the Company.

9. Acquisition

   Identix announced on November 16, 1998 the execution of a definitive agreement to acquire privately held Identicator Technology, Inc. ("Identicator Technology"). The acquisition is scheduled to close by April 1999. Identicator Technology designs and manufactures fingerprint security systems for information technology, banking and data/network security. Identix will acquire all outstanding Identicator Technology shares in exchange for 5,050,000 shares of Identix common stock. The Identix shares to be issued in the transaction are subject to certain lock-up and escrow provisions. The closing of the acquisition is conditioned upon effectiveness of a registration statement with the SEC relating to the issuance of the Identix stock and other customary closing conditions. The acquisition will be accounted for under the purchase method of accounting.

                                                                      APPENDIX A

                               AGREEMENT AND PLAN

                          OF REORGANIZATION AND MERGER

                 AMONG IDENTIX INCORPORATED, IDT HOLDINGS, INC.

                            AND ID ACQUISITION CORP.

   This Agreement and Plan of Reorganization and Merger ("Agreement") is made as of November 14, 1998 by and among Identix Incorporated, a California corporation , IDT Holdings, Inc., a Delaware corporation (the "Company"), and ID Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Identix ("Acquisition Sub").

                                   BACKGROUND

   A. Identix and the Company desire that the Acquisition Sub shall be merged with and into the Company; that the Company shall be the surviving corporation and shall become a wholly-owned subsidiary of Identix; and that each share of the Common Stock, $.001 par value, of the Company and of the Series A Preferred Stock, $.001 par value, of the Company which is outstanding immediately prior to the effective time of the merger, other than those shares which become "dissenting shares" within the meaning of Section 1300(b) of the California Corporations Code or for which appraisal rights have been perfected under
Section 262 of the Delaware General Corporation Law, be converted as set forth in this Agreement into the number of shares of the Common Stock of Identix, as is determined under Section 2.3 of this Agreement.

   B. Identix and the Company intend that the merger constitute a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended.

   In consideration of the mutual premises and agreements set forth herein, THE PARTIES AGREE AS FOLLOWS:

                                   ARTICLE I
                                  DEFINITIONS

   The terms defined in this Article I shall, for purposes of this Agreement, have the meanings specified in this Article I unless the context expressly or by necessary implication otherwise requires:

   1.1 Affiliates Agreement. "Affiliates Agreement" shall have the meaning set forth in Section 8.11 of this Agreement.

   1.2 Balance Sheet. "Balance Sheet" shall have the meaning set forth in
Section 3.6 of this Agreement.

   1.3 Balance Sheet Date. "Balance Sheet Date" shall have the meaning set forth in Section 3.6 of this Agreement.

   1.4 Biometric Business. "Biometric Business" means the development, design, manufacturing or marketing of products or services that capture or compare (on a one-to-one or one-to-many basis) fingerprint, facial or other biometric characteristics or are used for identification, verification or security based on fingerprint, facial or other biometric characteristics, including, but not limited to, biometric hardware or software products that are used for computer, database, network or Internet security, access control or time-and-attendance or that interface to smart cards, debit cards, credit cards and the like. Excluded from the definition of "Biometric Business" is the business conducted by Identicator, Inc. related to the non-electronic, paper-based production, development or capture of fingerprint images.

   1.5 Certificate of Merger. "Certificate of Merger" shall mean a certificate of merger to be filed with the Delaware Secretary of State to effect the Merger pursuant to Sections 103 and 251 of the DGCL.

   1.6 Certificate. "Certificate" shall have the meaning set forth in Section
2.6.3 of this Agreement.

   1.7 CERCLA. "CERCLA" means the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C., Section 9601 et. seq.

   1.8 Closing. "Closing" shall mean the delivery by Identix and the Company of the various documents contemplated by this Agreement or otherwise required in order to consummate the Merger.

   1.9 Closing Date. "Closing Date" shall have the meaning set forth in Section
2.2 of this Agreement.

   1.10 Code. "Code" shall mean the Internal Revenue Code of 1986, as amended.

   1.11 Company. "Company" or "IDT Holdings" shall mean IDT Holdings, Inc., a Delaware corporation. For the purposes of Articles III and VIII, references to the "Company" shall include both IDT Holdings and Identicator Technology.

   1.12 Company Common. "Company Common" shall mean the Common Stock, $.001 par value, of the Company.

   1.13 Company Officer-Certified Disclosure Statement. "Company Officer-Certified Disclosure Statement" shall have the meaning set forth in the first paragraph of Article III of this Agreement.

   1.14 Company Option. "Company Option" shall have the meaning set forth in
Section 2.4 of this Agreement.

   1.15 Company Plans. "Company Plans" shall have the meaning set forth in
Section 2.4 of this Agreement.

   1.16 Company Series A Preferred. "Company Series A Preferred" shall mean the Series A Preferred Stock, $.001 par value, of the Company.

   1.17 Contract. "Contract" shall have the meaning set forth in Section 3.22.

   1.18 Corporations Code. "Corporations Code" shall mean the California Corporations Code.

   1.19 DGCL. "DGCL" shall mean the Delaware General Corporation Law.

   1.20 Dissenting Shares. "Dissenting Shares" shall mean all shares, if any, of the outstanding capital stock of the Company for which dissenter's rights shall be perfected under Section 1300 et seq. of the Corporations Code or appraisal rights shall be perfected under Section 262 of the DGCL.

   1.21. Company Warrants. "Company Warrants" shall mean the warrants to purchase 60,000 shares of Company Series A Preferred outstanding on the date of this Agreement.

   1.22 Effective Time. "Effective Time" shall mean the time when the Certificate of Merger is filed with the Secretary of State of the State of Delaware and the Merger becomes effective.

   1.23 Environmental Laws. "Environmental Laws" means any statutes relating to protection of the environment, or health or safety, including without limitation the following: (a) CERCLA; (b) the Resource Conservation and Recovery Act, 42 U.S.C., Section 6901, et. Seq.; (c) the Clean Water Act, 33 U.S.C., Section 1251, et. seq.; (d) the Toxic Substances Control Act, 15 U.S.C., Section 2601, et. seq.; (e) the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C., Section 136, et. seq.; (f) the Clean Air Act, 42 U.S.C., Section 7401, et. seq.; (g) the Safe Drinking Water Act, 42 U.S.C.,
Section 300f, et. seq.; (h) the California Hazardous Waste Control Law, Health & Safety Code, Section 25100, et. seq.; (i) the California Medical Waste Management Act, Health & Safety Code, Section 117600, et. seq.; or (j) listed as a chemical known to the State of California to cause cancer or reproductive toxicity pursuant to Section 25249.8 of the California Health and Safety Code, Division 20, Chapter 6.6 (Safe Drinking Water and Toxic Enforcement Act of
1986).

   1.24 Escrow Agreement. "Escrow Agreement" shall mean the Agreement relating to an escrow of certain shares of Company Common pursuant to Section 2.5 of this Agreement, in the form attached to this Agreement as Exhibit A.

   1.25 Escrow Holder. "Escrow Holder" shall mean U.S. Bank Trust National Association, Global Escrow Depository Services.

   1.26 Exchange Act. "Exchange Act" shall mean the Securities and Exchange Act of 1934, as amended.

   1.27 Exchange Agent. "Exchange Agent" shall have the meaning set forth in
Section 2.6.1 of this Agreement.

   1.28 Exchange Ratio. "Exchange Ratio" shall have the meaning set forth in
Section 2.3.

   1.29 Hazardous Material. "Hazardous Material" means any substance, material, contaminant, pollutant, infectious agent, or hazardous, biohazardous, or medical waste which is defined or becomes regulated by any local government authority, the State of California, any other state or the United States Government, pursuant to any Environmental Laws, including any petroleum products or asbestos.

   1.30 Holders. "Holders" shall mean holders of Company Common and Company Series A Preferred outstanding immediately prior to the Effective Time.

   1.31 Identicator Corp. "Identicator Corp." shall mean Identicator Corporation, a Nevada corporation, that was merged into Identicator Technology on September 30, 1998 pursuant to the Restructuring.

   1.32 Identicator, Inc. "Identicator, Inc." shall mean Identicator, Inc., a Nevada corporation.

   1.33 Identicator Technology. "Identicator Technology" shall mean Identicator Technology, Inc., a Delaware corporation that is a wholly-owned subsidiary of IDT Holdings.

   1.34 Identix. "Identix" shall mean Identix Incorporated, a California corporation ("Identix California"); provided, however that if Identix California reincorporates in Delaware through a merger of Identix California into Identix Incorporated, a Delaware corporation and a wholly-owned subsidiary of Identix California ("Identix Delaware"), then "Identix" shall mean Identix Delaware from and after the date of such merger.

   1.35 Identix Common. "Identix Common" shall mean the Common Stock of
Identix.

   1.36 Identix Officer-Certified Disclosure Statement. "Identix Officer-Certified Disclosure Statement" shall have the meaning set forth in the first paragraph of Article IV of this Agreement.

   1.37 IDT Holdings. "IDT Holdings" or the "Company" shall mean IDT Holdings, Inc., a Delaware corporation.

   1.38 IT Concepts. "IT Concepts" shall mean International Technology Concepts, Inc., a California corporation.

   1.39 Joint Venture. "Joint Venture" shall mean the general partnership named "Identicator Technology" between Identicator Corp. and IT Concepts that was formed on May 31, 1993 and was dissolved on September 30, 1998 pursuant to the Restructuring.

   1.40 Merger. "Merger" shall mean the merger of the Acquisition Sub with and into the Company in accordance with this Agreement, the Certificate of Merger and applicable law.

   1.41 1933 Act. "1933 Act" shall mean the Securities Act of 1933, as amended, and the rules, regulations and forms thereunder.

   1.42 Preferred Exchange Ratio. "Preferred Exchange Ratio" shall have the meaning set forth in Section 2.3 of this Agreement.

   1.43 Principal Holders. "Principal Holders" shall mean holders of Company Common who immediately prior to the Effective Time own more than 1,000 shares of the outstanding Company Common.

   1.44 Proxy Statement/Prospectus. "Proxy Statement/Prospectus" shall mean the Proxy Statement/Prospectus to be mailed to the stockholders of the Company in connection with the Merger.

   1.45 Restructuring. "Restructuring" shall mean the series of restructuring transactions relating to Identicator Corp. and the Joint Venture that closed on September 30, 1998 and resulted in the transfer of the Joint Venture business to Identicator Technology.

   1.46 S-4. "S-4" shall mean the Registration Statement on Form S-4 to be filed by Identix with the SEC in connection with the issuance of Identix Common Stock pursuant to the Merger.

   1.47 SEC. "SEC" shall mean the Securities and Exchange Commission.

   1.48 Stockholder Representative. "Stockholder Representative" shall mean the person selected by the Board of Directors of the Company and authorized by this Agreement to act as representative of the stockholders of the Company under the Escrow Agreement, and any substitute representative(s) selected in accordance with the Escrow Agreement.

   1.49 Spinoff. "Spinoff" shall mean the transaction that closed on March 31, 1997 pursuant to which Identicator Corp. transferred certain assets and liabilities relating to its paper-based fingerprint business to Identicator, Inc., then a wholly-owned subsidiary, and distributed the outstanding shares of Identicator, Inc. to the stockholders of Identicator Corp.

   1.50 Subsidiary. "Subsidiary" shall mean, with respect to a particular party hereto, any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned by such party or by one or more Subsidiaries, or by such party and one or more Subsidiaries.

   1.51 Transferred Employees. "Transferred Employees" shall have the meaning set forth in Section 8.14.

   1.52 Voting Agreement. "Voting Agreement" shall have the meaning set forth in Section 12.13 of this Agreement.

                                   ARTICLE II
                    MERGER, CLOSING AND CONVERSION OF SHARES

   2.1 Merger. Subject to and in accordance with the terms and conditions of the Agreement and the Certificate of Merger, Identix, the Company and Acquisition Sub shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware, whereupon Acquisition Sub shall be merged with and into the Company, the separate corporate existence of Acquisition Sub shall cease and the Company shall continue as the surviving corporation and shall become a wholly-owned subsidiary of Identix pursuant to Sections 251 and 259 of the DGCL. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

   2.2 Closing. The Closing shall take place at the offices of Heller Ehrman White & McAuliffe, 525 University Avenue, Palo Alto, California 94301, as soon as practicable after all of the conditions to the parties' obligations to consummate the Merger set forth in Articles VI and VII of this Agreement have been satisfied or waived (the "Closing Date").

   2.3 Conversion of Shares. Each share of Company Series A Preferred outstanding immediately prior to the Effective Time (except those shares of Company Series A Preferred which become Dissenting Shares and whose holder and the Company do not thereafter agree in writing should be treated as Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof be converted, at and as of the Effective Time into a number of shares of Identix Common that the Holder thereof is entitled to receive pursuant to Article IV, Section D(6) of the IDT Holdings' Certificate of Incorporation as in effect on the date hereof, or such other ratio as is mutually agreed by IDT Holdings, Identix and the holders of all outstanding Company Series A Preferred and Company Warrants (the "Preferred Exchange Ratio"). Each share of Company Common outstanding immediately prior to the Effective Time (except those shares of Company Common which become Dissenting Shares and whose holder and the Company do not thereafter agree in writing should not be treated as Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof be converted, at and as of the Effective Time into a number of shares of Identix Common determined by dividing (a) 5,050,000 (less the number of shares of Identix Common issued or issuable on account of the Company Series A Preferred and the Company Warrants in accordance with the preceding sentence and Section 2.13), by (b) the sum of the number of shares of Company Common outstanding immediately prior to the Effective Time plus the number of shares covered by Company Options outstanding immediately prior to the Effective Time (including both vested and unvested options). The quotient determined by dividing (a) by (b) described in the preceding sentence shall be referred to as the "Exchange Ratio." Holders of Company Common and Company Series A Preferred shall receive only whole shares of Identix Common; in lieu of any fractional share of Identix Common, Holders shall receive in cash the fair market value of such fractional share valuing Identix Common at the average of the high and low prices of the Identix Common on the American Stock Exchange on the trading day immediately preceding the Closing Date as listed in The Wall Street Journal. Each share of Acquisition Sub outstanding prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof be converted, at and as of the Effective Time into one share of Company Common.

   2.4 Company Options. At the Effective Time, each of the outstanding options to purchase Company Common ("Company Option") issued under the Company's 1998 Stock Option/Stock Issuance Plan or under the Identicator Corporation 1995 Stock Option Plan (collectively, the "Company Plans") shall thereafter entitle the holder thereof to receive, upon exercise thereof, for each one share of Company Common subject to such Company Option, a number of shares of Identix Common equal to the Exchange Ratio at an exercise price for each full share of Identix

Common equal to the quotient obtained by dividing (a) the exercise price per share of Company Common with respect to such Company Option, by (b) the Exchange Ratio, which exercise price per share shall be rounded to the nearest two-place decimal. The number of shares of Identix Common that may be purchased by a holder on the exercise of any Company Option shall not include any fractional share of Identix Common but shall be rounded to the nearest whole share of Identix Common. Identix shall assume in full such Company Options and all of the Company's other rights and obligations under the Company Plans as provided herein. The assumption of a Company Option by Identix shall not terminate or modify (except as required hereunder) any right of first refusal, right of repurchase, vesting schedule, or other restriction on transferability relating to the Company Option, except for the acceleration of vesting that will occur as a result of the Merger under existing contractual arrangements. Continuous employment or consulting services with the Company shall be credited to an optionee for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Time. After such assumption, Identix shall issue, upon any partial or total exercise of any Company Option, in lieu of shares of Company Common, the number of shares of Identix Common to which the holder of the Company Option is entitled pursuant to this Agreement. The assumption by Identix of Company Options shall not give the holders of such Company Options any additional benefits which they did not have immediately prior to the Effective Time. Identix shall file with the SEC within 45 days following the Effective Time a registration statement on Form S-8 under the 1933 Act covering the shares of Identix Common to be issued upon exercise of Company Options assumed by Identix.

   2.5 Escrow.

      2.5.1 In order to provide indemnification in accordance with Article X of this Agreement and with the Escrow Agreement, at the Effective Time or as soon thereafter as possible, one stock certificate representing, in aggregate, 10% of the whole shares of Identix Common (rounded down to the nearest whole share) into which each Holder's shares of Company Common were converted pursuant to
Section 2.3 of this Agreement shall be delivered to the Escrow Holder. The Stockholder Representative has been selected by the Board of Directors of the Company and, in the event of inability or unwillingness prior to the execution of the Escrow Agreement of such person to act as a Stockholder Representative, a substitute Stockholder Representative shall be similarly selected. The Stockholder Representative is authorized by this Agreement, as a specific term and condition of the Merger, to act hereunder and under the Escrow Agreement with the powers and authority provided for herein and therein, as representative of the Holders and their successors. Approval of this Agreement and the Merger at the special stockholders meeting of the Company relating to this Agreement and the Merger shall constitute approval of the terms and conditions of the Escrow Agreement and ratification of the selection of the Stockholder Representative and of his authority to act hereunder and under the Escrow Agreement on behalf of the Holders and their successors. Any rights of the Holders to receive any shares placed in such escrow shall in no circumstances be sold, assigned or otherwise transferred by them other than by will or pursuant to the laws of descent and distribution. Any dividends or other distributions paid in respect of the shares of Identix Common deposited with the Escrow Holder in accordance with this Section 2.5 shall be paid to the Escrow Holder in accordance with the terms of the Escrow Agreement, other than ordinary cash dividends, if any, which shall be distributed currently to the persons whose shares of Identix Common are being held in the Escrow. The certificate representing securities delivered to the Escrow

Holder shall be accompanied by a separate stock power endorsed in blank by the Stockholder Representative on behalf of the Holders. Subject to the Escrow Agreement, holders of Identix Common shall retain their voting rights with respect to securities deposited with the Escrow Holder in accordance with this
Section 2.5.

      2.5.2 In order that the total number of shares of Identix Common that will be available to satisfy the indemnification provisions of Article X shall be at least 434,300, some or all of the holders of Company Options, including those identified in Section 2.5.2 of the Company Officer-Certified Disclosure Statement, shall agree in writing that 10% of their Company Options and shares of Identix Common issuable thereunder are subject to the provisions of the Escrow Agreement and that the incurrence of Damages by Identix that exceed the value of the Identix Common held under the Escrow Agreement shall be satisfied by a pro rata cancellation of such Company Options. The Company will use its best efforts to enter into agreements, in a form reasonably acceptable to Identix, with the holders of Company Options identified in Section 2.5.2 of the Company Officer-Certified Disclosure Statement to carry out the provisions of this paragraph promptly after the execution of this Agreement. In addition, the Company will solicit the approval of the other holders of Company Options to be assumed by Identix to subject 10% of such Company Options and the shares issuable thereunder to the same indemnification provisions.

   2.6 Exchange of Certificates.

      2.6.1 Prior to the Closing Date, Identix shall appoint ChaseMellon Shareholder Services, or such other bank or trust company selected by Identix as the Company may approve, to act as exchange agent (the "Exchange Agent") in the Merger.

      2.6.2 Promptly after the Closing Date, the Exchange Agent shall make available for exchange in accordance with this Section 2.6, the shares of Identix Common issuable pursuant to Section 2.3 in exchange for outstanding shares of Company Common and Company Series A Preferred, subject to the issuance of 10% of the shares issuable to each Holder into escrow pursuant to
Section 2.5 and subject to the legending requirement set forth in Section 2.10.

      2.6.3 As soon as practicable after the Closing Date, the Exchange Agent shall mail to each holder of record of a stock certificate that, immediately prior to the Closing Date, represented outstanding shares of Company Common (a "Certificate") whose shares are being converted into Identix Common pursuant to
Section 2.3, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Identix may reasonably specify) and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing Identix Common. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Identix, together with such letter of transmittal, duly executed, the Holder of such Certificate shall be entitled to receive in exchange therefor (subject to the escrow provisions of Section 2.5 and the legending provisions of Section 2.10) the number of shares of Identix Common to which the Holder is entitled pursuant to Section 2.3 hereof and is represented by the Certificate so surrendered. The Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common that is not registered in the transfer records of the Company, or its transfer agent,

Identix Common may be delivered to a transferee if the Certificate representing such Company Common is presented to the Exchange Agent and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.6.3, each Certificate shall be deemed at any time after the Closing Date to represent the right to receive upon such surrender such whole number of shares of Identix Common as provided by Section
2.3 and the provisions of the DGCL, subject to the escrow provisions of Sections 2.5 and the legending provisions of Section 2.10.

      2.6.4 No dividends or distributions payable to holders of record of Identix Common after the Effective Time, or cash payable in lieu of fractional shares, shall be paid to the holder of any unsurrendered Certificate until the holder of the Certificate shall surrender such Certificate.

      2.6.5 All Identix Common delivered upon the surrender for exchange of shares of Company Common in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Company Common. There shall be no further registration of transfers on the stock transfer books of the Company or its transfer agent of the shares of Company Common that were outstanding immediately prior to the Effective Time. If, after the Closing Date, Certificates are presented for any reason, they shall be canceled and exchanged as provided in this Section 2.6.

   2.7 Dissenting Shares. Holders of Dissenting Shares shall have those rights, but only those rights, of appraisal under Section 262 of the DGCL or of holders of "dissenting shares" under Section 1300 et seq. of the Corporations Code. The Company shall give Identix prompt notice of any demand, purported demand or other communication received by the Company with respect to any Dissenting Shares or shares claimed to be Dissenting Shares, and Identix shall have the right to participate in all negotiations and proceedings with respect to such shares. The Company agrees that, without the prior written consent of Identix, it shall not voluntarily make any payment with respect to, or settle or offer to settle, any demand or purported demand respecting such shares.

   2.8 Registration on Form S-4. The Identix Common to be issued in the Merger shall be registered under the 1933 Act on Form S-4. As promptly as practicable after the date hereof, Identix shall prepare and file with the SEC the Form S-4 and any other documents required by the 1933 Act or Exchange Act in connection with the Merger (including, without limitation the filing of Form 8-K by Identix when appropriate). Each of Identix and the Company shall use its best efforts to have the Form S-4 declared effective under the 1933 Act as promptly as practicable after such filing. Identix shall also take any action required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of the Identix Common in the Merger. The Company shall furnish to Identix all information concerning the Company and the holders of Company Stock as may be reasonably requested in connection with any action contemplated by this Section 2.8.

   2.9 Tax Treatment. The parties intend to adopt this Agreement as a plan or reorganization under, and intend to consummate the Merger in accordance with, the provisions of Section 368(a) of the Code.

   2.10 Restrictions on Identix Common. A total of 2,525,000 shares of Identix Common issuable in the Merger or issuable upon exercise of Company Options or Company Warrants assumed by Identix hereunder shall either be subject to the escrow provisions of
Section 2.5.1 or 2.5.2 or shall be subject to the transfer restrictions set forth in this Section 2.10. The shares of Identix Common that are subject to this Section 2.10 may not be sold, transferred, pledged or otherwise assigned by the holders thereof prior to the first anniversary of the Effective Time, other than by will or pursuant to the laws of descent and distribution. Promptly after execution of this Agreement, the Company shall use its best efforts to obtain the written agreement, in form reasonably satisfactory to Identix, of the holders of Company Options identified in Section 2.5.2 of the Company Officer-Certified Disclosure Statement to be bound by the transfer restrictions of this Section 2.10 with respect to 40% of the shares issuable pursuant to their Company Options. In addition, the Company will solicit the approval of the other holders of Company Options to subject 40% of the shares issuable thereunder to the same transfer restrictions. In order to carry out the restriction set forth in this Section, certificates representing the shares of Identix Common restricted by this Section 2.10 that are issued to each Principal Holder pursuant to the Merger (excluding the shares placed in escrow) or issued to holders of Company Options who have agreed to the provisions hereof shall bear the following legend:

  "The shares represented by this certificate may not be sold, transferred, pledged or otherwise assigned prior to [insert date of first anniversary of the Effective Time], other than by will or pursuant to the laws of descent and distribution."

The aggregate number of the Principal Holders' shares of Identix Common issued pursuant to the Merger (excluding the shares placed in escrow) that will be subject to the foregoing restrictions shall be determined by the following formula: 2,525,000 minus the number of shares of Identix Common subject to the escrow provisions of Sections 2.5.1 and 2.5.2 minus the number of shares Identix Common issuable upon exercise of assumed Company Options and Company Warrants that are contractually bound by the restrictions of this Section 2.10. The shares so restricted shall be apportioned ratably among the Principal Holders. The purpose of the foregoing calculation is to ensure that 2,525,000 shares of Identix Common issuable pursuant to the Merger or issuable upon exercise of assumed Company Options or Company Warrants are either bound by
Section 2.5.1, 2.5.2 or 2.10 and that any shortfall therefrom shall come from the shares issued to the Principal Holders pursuant to the Merger.

   2.11 Certificate of Incorporation; Bylaws. The Certificate of Incorporation of the Company as in effect on the date hereof shall from and after the Effective Time be and continue to be the Certificate of Incorporation of the Surviving Corporation until changed or amended as provided by law, except that at the Effective Time and upon filing of the Certificate of Merger, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read identically with the Certificate of Incorporation of Acquisition Sub except that the name of the Surviving Corporation shall be "IDT Holdings, Inc." From and after the Effective Time, the bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

   2.12 Board of Directors; Officers. Oscar Pieper, Yuri Khidekel, Randall C. Fowler and James P. Scullion shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly appointed or elected and qualified.

   2.13 Company Warrants. At the Effective Time each of the outstanding Company Warrants shall thereafter entitle the holder thereof to receive, upon exercise thereof, for each one share of Company Series A Preferred subject to such Company Warrant, a number of shares of Identix Common equal to the Preferred Exchange Ratio at an exercise price for each full share of Identix Common equal to the quotient obtained by dividing (a) the exercise price per share of Company Series A Preferred with respect to such Company Warrant, by (b) the Preferred Exchange Ratio, which exercise price shall be rounded to the nearest two-place decimal. The number of shares of Identix Common issuable on the exercise of any Company Warrant shall not include any fractional share of Identix Common but Identix shall pay cash in lieu of any fractional share in accordance with the terms of the Company Warrants. Identix shall assume in full the Company Warrants. After such assumption, Identix shall issue, upon any partial or total exercise of any Company Warrant, in lieu of shares of Company Series A Preferred, the number of shares of Identix Common to which the holder of the Company Warrant is entitled pursuant to this Agreement.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   Any disclosure delivered by the Company to Identix pursuant to this Article shall have been delivered on or prior to the date hereof and certified by an officer of the Company as true, accurate and complete, shall specifically refer to this Agreement and shall identify the Section of this Agreement requiring the delivery of such disclosure (such disclosure being referred to herein as an "Company Officer-Certified Disclosure Statement"). For the purposes of this
Article III, references to the "Company" shall include IDT Holdings, as well as Identicator Technology. For purposes of this Article III, any references to the Company's "knowledge" means actual knowledge of the persons identified in
Section 3.0 of the Company Officer-Certified Disclosure Statement as well as information contained in the files or records of IDT Holdings, Identicator Technology, Identicator, Inc. or IT Concepts. Except as set forth in the Company Officer-Certified Disclosure Statement, the Company represents and warrants to Identix that:

   3.1 Organization and Authority. The Company and each of its Subsidiaries:
(i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (ii) has all necessary corporate power to own and lease its properties, to carry on its business as now being conducted and to enter into and perform this Agreement and all agreements to which the Company is or will be a party that are exhibits to this Agreement; and (iii) is qualified to do business in all jurisdictions in which the failure to so qualify would have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of the Company. The Company has made available to Identix for inspection complete and correct copies of the following with respect to the Company and each of its Subsidiaries: Certificate of Incorporation, as amended, and Bylaws as in effect on the date hereof and a record of any and all proceedings and actions at all meetings of, or taken by written consent by, the Board of Directors and stockholders, from the date of inception of such corporation.

   3.2 Authority Relating to this Agreement; No Violation of Other Instruments.

      3.2.1 The execution and delivery of this Agreement and all agreements to which the Company is or will be a party that are exhibits to this Agreement and the performance hereunder and thereunder by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject to stockholder approval, and, assuming execution of this Agreement and such other agreements by each of the other parties thereto, this Agreement and such other agreements will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject as to enforcement: (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights; and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

      3.2.2 Neither the execution of this Agreement or any other agreement to which the Company is or will be a party that is an exhibit to this Agreement nor the performance of any of them by the Company will: (i) conflict with or result in any breach or violation of the terms of any decree, judgment, order, law or regulation of any court or other governmental body now in effect applicable to the Company; (ii) conflict with, or result in, with or without the passage of time or the giving of notice, any breach of any of the terms, conditions and provisions of, or constitute a default under or otherwise give another party the right to terminate, or result in the creation of any lien, charge, or encumbrance upon any of the assets or properties of the Company pursuant to, any material indenture, mortgage, lease, agreement or other instrument to which the Company is a party or by which it or any of its assets or properties are bound, including all Contracts (as defined in Section 3.22);
(iii) permit the acceleration of the maturity of any material indebtedness of the Company or of any other person secured by the assets or properties of the Company; or (iv) violate or conflict with any provision of the Company's Articles of Incorporation, Bylaws, or similar organizational instruments.

      3.2.3 No consent from any third party and no consent, approval or authorization of, or declaration, filing or registration with, any government or regulatory authority is required to be made or obtained by the Company in order to permit the execution, delivery or performance of this Agreement or any other agreement to which the Company is or will be a party that is an exhibit to this Agreement by the Company, or the consummation of the transactions contemplated by this Agreement and such other agreements, except as contemplated in Sections 6.14 or 6.17 of this Agreement and except for such consents, approvals, authorizations, declarations, filings or registrations the failure to make or obtain would not have a material adverse effect on the Company.

      3.2.4 The board of directors of IDT Holdings has, at a meeting of such board duly held on November 14, 1998, (i) approved this Agreement, (ii) determined that this Agreement is fair to and in the best interests of the stockholders of the Company, and (iii) resolved to recommend approval of this Agreement to the stockholders of the Company.

   3.3 Compliance with Law. The Company holds all licenses, permits and authorizations necessary for the lawful conduct of the Company's business wherever conducted pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and subdivisions having, asserting or claiming jurisdiction over the Company or over any part of the Company's operations, and the Company knows of no violation thereof. The Company is not in violation of any decree, judgment, order, law or regulation of any court or other governmental body (including, without limitation, applicable environmental protection legislation and regulations, equal employment and civil rights regulations, wages, hours and the payment of social security taxes and occupational health and safety legislation), which violation could reasonably be expected to have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of the Company.

   3.4 Capitalization of IDT Holdings. The authorized capital stock of IDT Holdings is Twelve Million (12,000,000) shares of Company Common, of which Two Million Seven Hundred Twenty Seven Thousand Seven Hundred Sixty Two (2,727,762) shares are issued and outstanding as of the date hereof, and Five Million (5,000,000) shares of Preferred Stock, of which Six Hundred Thousand (600,000) are designated Company Series A Preferred, none of which are outstanding as of the date hereof. Each share of Company Series A Preferred is convertible into one share of Company Common. A list of all of the stockholders of IDT Holdings, with the number of shares owned by each as of the date hereof, is contained in
Section 3.4 of the Company Officer-Certified Disclosure Statement. All such issued and outstanding shares have been duly authorized and validly issued, and are fully paid and non-assessable. As of the date hereof, IDT Holdings has outstanding options to purchase 1,994,334 shares of Company Common pursuant to the Company Plans. Section 3.4 of the Company Officer-Certified Disclosure Statement contains a list of all outstanding Company Options, including with respect to each outstanding Company Option, the name of the optionee, the number of shares covered thereby, the exercise price thereof, the expiration date, and, to the extent unvested, the vesting schedule and the vesting base date. The Company has outstanding Company Warrants to purchase 60,000 shares of Company Series A Preferred, which warrants have an exercise price and are held by the persons indicated in Section 3.4 of the Company Officer-Certificate Disclosure Statement. The Company Plans and the Company Warrants permit assumption by Identix in accordance with the terms set forth in this Agreement and IDT Holdings has taken all actions necessary for Identix to assume the Company Plans and the Company Warrants upon the Effective Time. Except as set forth in this Section, there are no outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments, obligations or legal requirements pursuant to which IDT Holdings is or may become obligated to issue, sell, purchase, retire or redeem any shares of capital stock or other securities. There are no registration rights with respect to IDT Holdings' capital stock which will survive the Closing.

   3.5 Investments in Others. Section 3.5 of the Company Officer-Certified Disclosure Statement contains a list of each corporation, association, partnership, joint venture or other entity in which the Company, directly or indirectly, owns an equity interest and sets forth the Company's percentage interest by voting rights and by profits, in each such entity. Except for the entities identified in such list, the Company does not conduct any part of its business operations through any subsidiaries or through any other entity in which the Company has an equity investment.

   3.6 Financial Statements. The Company has delivered the following consolidated financial statements of the Company (the "Company Financial Statements") to Identix: (a) Audited Balance Sheets of the Company dated as of December 31, 1996 and 1997, together with audited Statements of Operations, Shareholders' Equity and Changes in Cash Flows for the two years ended December 31, 1996 and 1997; and (b) unaudited balance sheet of the Company (the "Balance Sheet") dated as of September 30, 1998 (the "Balance Sheet Date"), together with unaudited Statements of Operations, Shareholders' Equity and Changes in Cash Flows for the nine months ended September 30, 1998. Each Company Financial Statement together with the notes thereto is in accordance with the books and records of the Company, fairly presents the financial position of the Company and the results of operations of the Company for the period indicated, and has been prepared in accordance with generally accepted accounting principles consistently applied, except that the unaudited financial statements omit footnotes.

   3.7 Absence of Undisclosed Liabilities. As of the Balance Sheet Date, the Company had no indebtedness or liability (absolute or contingent) which is not shown or provided for in full on the Balance Sheet. Except as set forth in the Balance Sheet, the Company does not have outstanding any indebtedness or liability (absolute or contingent) other than those incurred since the Balance Sheet Date in the ordinary course of business.

   3.8 Absence of Certain Changes or Events. Since the Balance Sheet Date, except as contemplated by this Agreement, there have been no material changes in the condition, financial or otherwise, assets, liabilities, business or the results of operations of the Company, other than changes in the ordinary course of business which in the aggregate have not been materially adverse. For the purposes of this Section 3.8, all references to employees include Transferred Employees. Without limiting the foregoing, since the Balance Sheet Date, except as contemplated by this Agreement:

      (i) the Company has not entered into any material transaction other than in the ordinary course of business;

      (ii) there have been no losses or damage to any of the assets or properties of the Company due to fire or other casualty, whether or not insured, amounting to more than Ten Thousand Dollars ($10,000) in the aggregate;

      (iii) there has been no increase or decrease in the rates of direct compensation payable or to become payable by the Company to any employee, agent or consultant (other than routine increases made in the ordinary course of business or pursuant to a collective bargaining agreement), or any bonus, percentage compensation, service award or other like benefit, granted, made or accrued to or to the credit of any such employee, agent or consultant, or any material welfare, pension, retirement or similar payment or arrangement made or agreed to be made by the Company (other than such events occurring pursuant to any previously existing benefit plan or collective bargaining agreement);

      (iv) the Company has not executed, created, amended or terminated any material contract except in the ordinary course of business;

      (v) the Company has not declared or paid any dividend or made any distribution on its capital stock, nor redeemed, purchased or otherwise acquired any of its capital stock;

      (vi) the Company has not received notice that there has been a cancellation of an order for its products or a loss of a customer of the Company, the cancellation or loss of which would materially adversely affect the condition, financial or otherwise, assets, liabilities, business or results of operations of the Company;

      (vii) there has been no resignation or termination of employment of any officer or key employee of the Company and the Company does not know of the impending resignation or termination of employment of any officer or key employee of the Company, other than the corporate secretary and assistant secretary of the Company;

      (viii) there has been no material change in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

      (ix) there have been no loans made by the Company to its employees, officers or directors, other than travel advances and other advances made in the ordinary course of business;

      (x) there has been no waiver or compromise by the Company of a material right or of a material debt owed to it;

      (xi) the Company has not made or agreed to make any disbursements or payments of any kind to any member or members of its Board of Directors;

      (xii) there have been no capital expenditures by the Company exceeding Twenty Five Thousand Dollars ($25,000) in any individual instance or exceeding One Hundred Thousand Dollars ($100,000) in the aggregate;

      (xiii) there has been no change in accounting methods or practices (including without limitation, any change in depreciation or amortization policies or rates) by the Company;

      (xiv) there has been no revaluation by the Company of any of the assets or properties of the Company;

      (xv) there has been no sale or transfer of any of the assets or properties of the Company, except in the ordinary course of business;

      (xvi) there has been no loan by the Company to any person or entity other than as permitted by (ix) or in the ordinary course of business;

      (xvii) to the Company's knowledge, there has been no commencement or notice of threat of commencement of any governmental proceeding against or investigation of the Company or its affairs;

      (xviii) to the Company's knowledge, there has been no revocation of license or right to do business granted to the Company;

      (xix) the Company has not paid any obligation or liability (fixed, contingent or otherwise) or discharged or satisfied any lien, or settled any liability, claim, dispute, proceeding, suit or appeal pending or threatened against it, except for current liabilities incurred in the ordinary course of business; and

      (xx) there has been no agreement or commitment by the Company to do or perform any of the acts described in this Section 3.8.

   3.9 Inventories. The inventories shown on the Balance Sheet are of a quantity and quality useable or saleable in the ordinary course of business, subject to any applicable reserves. Additions and deletions from the inventories since the Balance Sheet Date have been in the ordinary course of business. The amounts shown for inventories on the Balance Sheet have been determined in accordance with generally accepted accounting principles on a first-in, first-out basis and are stated at lower of cost or market.

   3.10 Accounts Receivable. Subject to any reserves set forth on the Balance Sheet, the accounts receivable shown on the Balance Sheet as of the Balance Sheet Date, or thereafter acquired by the Company prior to the date hereof, represent and will represent bona fide claims against debtors for sales and other charges and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed on the Balance Sheet as of the Balance Sheet Date is sufficient to provide for any losses which may be sustained on realization of the receivables shown on the Balance Sheet as of the Balance Sheet Date, or thereafter acquired by the Company prior to the date hereof.

   3.11 Taxes. Section 3.11 of the Company Officer-Certified Disclosure Statement contains a true and complete list of all types of taxes paid by the Company. All tax returns and reports with respect to the Company required by law to be filed under the laws of any jurisdiction, domestic or foreign, have been duly and timely filed and are correct in all material respects and all taxes, fees or other governmental charges of any nature which were required to have been paid have been paid. The Company has no knowledge of any unpaid taxes or any actual or threatened assessment of deficiency or additional tax or other governmental charge or a basis for such a claim against the Company. The Company has no knowledge of any tax audit of the Company by any taxing or other authority in connection with any of its fiscal years; the Company has no knowledge of any such audit currently pending or threatened, and there are no tax liens on any of the properties of the Company other than liens for taxes not yet due and payable.

   3.12 Personal Property. The Company has good title, free and clear of all title defects, objections and liens, including without limitation, leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest-retaining arrangements, to or with respect to leased properties and assets valid leasehold interests in all of its machinery, equipment, furniture, inventory and other personal property except
(i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which is reflected on the Balance Sheet. All such personal property is in good operating condition, subject to normal wear and tear. All of the leases to personal property utilized in the business of the Company are valid and enforceable and are not in default.

   3.13 Real Property. The Company does not own any real property. Section 3.13 of the Company Officer-Certified Disclosure Statement contains a list of all leases for real property to which the Company is a party, the square footage leased with respect to each lease and the expiration date of each lease. All such leases are valid and enforceable subject as to enforcement: (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights; and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law. The Company is not in default under any such lease. To the Company's knowledge, the real property leased or occupied by the Company, the improvements located thereon, and the furniture, fixtures and equipment relating thereto (including plumbing, heating, air conditioning and electrical systems), conform to any and all applicable health, fire, safety, zoning, land use and building laws, ordinances and regulations. There are no outstanding contracts made by the Company for any improvements made to the real property owned, leased or occupied by the Company that have not been paid for or accounted for on the Balance Sheet.

   3.14 Patents, Trademarks, Trade Names and Copyrights. Section 3.14 of the Company Officer-Certified Disclosure Statement sets forth a list of all patents, patent applications, trademarks, registered and unregistered, and trade names, registered and unregistered, of the Company. All patents, trademarks, trade names, copyrights, processes, designs, formulas, inventions, trade secrets, know-how, technology or other proprietary rights which are necessary to the conduct of the Company's business are owned or are useable by the Company. The conduct of any business conducted by the Company does not infringe or constitute a misappropriation of any copyright or trade secret of any other person or, to the Company's knowledge, any patent, trademark, trade name or other proprietary right of any other person. No litigation is pending or, to the knowledge of the Company, has been threatened against the Company or, in connection with the Company, any officer, director, stockholder, employee or agent of the Company or Transferred Employees, for the infringement of any patents, trademarks or trade names of any other party or for the misuse or misappropriation of any trade secret, know-how or other proprietary right owned by any other party nor, to the knowledge of the Company, does any basis exist for such litigation. To the Company's knowledge, there has been no infringement or unauthorized use by any other party of any patent, trademark, trade name, copyright, process, design, formula, invention, trade secret, know-how, technology or other proprietary right belonging to the Company.

   3.15 Warranties. The Company has made no warranties or guarantees relating to its products other than as implied or required by law or contained in the agreements listed in Section 3.22 of the Company Officer-Certified Disclosure Statement. Section 3.15 of the Company Officer-Certified Disclosure Statement contains a list of all warranty and indemnification obligations of the Company relating to patents and other proprietary rights, other than those contained in the agreements listed in Section 3.22 of the Company Officer-Certified Disclosure Statement.

   3.16 Litigation. Neither the Company nor, to the Company's knowledge, any officer, director, stockholder, employee or agent of the Company or any Transferred Employee is a party to any pending or, to the Company's knowledge, threatened action, suit, proceeding or, to the Company's knowledge, investigation, at law or in equity or otherwise in, for or by any court or other governmental body which could have a material adverse effect on: (i) the condition, financial or otherwise, assets or properties of the Company, liabilities, business or results of operations of the Company; or (ii) the transactions contemplated by this Agreement. The Company is not and has not been subject to any pending or, to the Company's knowledge, threatened product liability claim. The Company is not subject to any decree, judgment or order of any court or other governmental body which could have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of the Company or which could prevent the transactions contemplated by this Agreement.

   3.17 Protection of Intangible Property. Each employee and consultant (including employees and consultants of Identicator, Inc. and IT Concepts) who has worked on or contributed to the development of the Company's technology, trade secrets and other proprietary rights, including without limitation, the Company's software, firmware or hardware, has executed a proprietary rights and information agreement substantially in the form attached as Exhibit 3.17 to the Company Officer-Certified Disclosure Statement. The Company's source codes and trade secrets have not been used, distributed or otherwise commercially exploited under circumstances which have caused, or with the passage of time could cause, the loss of copyright or trade secret status. The Company has set forth in
Section 3.17 of the Company Officer-Certified Disclosure Statement a list of all persons or entities to whom the Company has disclosed its source codes.

   3.18 Personnel.

   (a) Section 3.18 of the Company Officer-Certified Disclosure Statement contains a list of the names, current salary rates, bonuses paid during the last fiscal year, and accrued vacation and sick leave for all the employees of the Company and all of the Transferred Employees. Section 3.18 of the Company Officer-Certified Disclosure Statement contains a list of: (i) all employment, bonus, profit sharing, percentage compensation, commission, employee benefit plans, incentive plans, pension or retirement plans, stock purchase and stock option plans, oral or written contracts or agreements with directors, officers, employees or unions, or consulting agreements, to which the Company is a party or is subject as of the date of this Agreement or to which Identicator, Inc. or IT Concepts is a party or is subject as of the date of this Agreement and that relates to the Transferred Employees; and (ii) all group insurance programs in effect for employees of the Company or the Transferred Employees. Neither the Company, Identicator, Inc. nor IT Concepts is in default with respect to any of the obligations so listed. The Company has delivered complete and correct copies of all such obligations (to the extent they are in writing or written descriptions to the extent they are oral) to Identix. The employment of each employee of the Company and each Transferred Employees is "at will" and may be terminated without liability. Neither the Company, Identicator, Inc. nor IT Concepts has any union contracts or collective bargaining agreements with, or any other obligations to, employee organizations or groups relating to the Company's business or the Transferred Employees, nor is the Company, Identicator, Inc. or IT Concepts currently engaged in any labor negotiations except in minor grievances not involving any employee organization or group, nor, to the knowledge of the Company, is the Company, Identicator, Inc. or IT Concepts the subject of any union organization affecting the Company's business. There is no pending or, to the Company's knowledge, threatened labor dispute, strike or work stoppage affecting the Company's business.

   (b) All plans described in Section 3.18 of the Officer-Certified Disclosure Statement or in Section 3.18(a) above (collectively, "Employee Plans") are in material compliance with applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and regulations issued under ERISA in any respect relevant to the Company's business or the Transferred Employees, and there is no unfunded liability with respect to such plans.
Section 3.18 of the Company Officer-Certified Disclosure Statement also lists the amount payable to employees of the Company and the Transferred Employee under other fringe benefit plans. None of the benefit plans of the Company or, to the extent they apply to the Transferred Employees or the Company's business, Identicator, Inc. or IT Concepts are subject to Title IV of ERISA, and neither the Company, Identicator, Inc., IT Concepts nor any entity treated as a single employer with the Company under Section 414(b) or (c) of the Code (a "Company ERISA Affiliate") has maintained a plan subject to such title during the six-year period ended on the date hereof. Neither the Company, Identicator, Inc., IT Concepts nor any Company ERISA Affiliate has any obligation to contribute to, or has had within the six-year period ending on the date hereof, any obligation to or has actually contributed to, any multiemployer plan.

   (c) The Company and, with respect to the Transferred Employees and the Company's Business, Identicator, Inc. and IT Concepts are in compliance with all federal and state wage, tax and withholding obligations for all current and former employees, whether or not correctly characterized as employees by the Company, Identicator, Inc. or IT Concepts, including but not limited to personnel classified as freelancers, consultants, independent contractors, or temporary, casual or contract employees. The Company, Identicator, Inc. and IT Concepts are in compliance with all Employee Plans for all such personnel, whether or not such personnel have been correctly characterized by the Company, Identicator, Inc. or IT Concepts.

   3.19 Insurance. The Company has policies of insurance of the type and in amounts customarily carried by persons conducting business or owning assets similar to those of the Company. Section 3.19 of the Company Officer-Certified Disclosure Statement contains a list of all insurance policies and bonds in force with respect to the Company showing for each such policy or bond: (i) the owner; (ii) the coverage of such policy or bond; (iii) the amount of premium properly allocable to such policy or bond; (iv) the name of the insurer; and
(v) the termination date of the policy or bond. Copies of all such insurance policies and bonds have been furnished to Identix. All such insurance policies and bonds are in full force and effect.

   3.20 Certain Payments. To the knowledge of the Company, neither the Company, nor any stockholder, director, officer, employee or agent of the Company or Transferred Employee, has made or caused to be made, directly or indirectly, the payment of any consideration whatsoever to any public official, candidate for public office, political party, or other third person in connection with the business or operations of the Company, or pertaining to the Company's relations with any customer, supplier, or creditor, in contravention of the law of any applicable jurisdiction.

   3.21 Brokers and Finders. Neither the Company nor, to the Company's knowledge, any stockholder, director, officer, employee or agent of the Company or any Transferred Employee has retained any broker, finder or investment banker in connection with the transactions contemplated by this Agreement.

   3.22 Contracts. Section 3.22 of the Company Officer-Certified Disclosure Statement lists all oral or written agreements, notes, instruments, or contracts to which the Company is a party or by which its assets or properties may be bound which involve the payment or receipt of more than $25,000 (on an annual basis), or which have a term of more than one year, or which involve intellectual property, or which are employment or consulting agreements (the "Contracts"). The Company is not in default in performance of its obligations under any material provisions of such Contracts. The Company has no knowledge of any violation of any Contract by any other party thereto and has no knowledge of any intent by any other party to a Contract not to perform its obligations under such Contract.

   3.23 Stockholders and Employees. None of the stockholders, directors or management personnel of the Company is presently a party to any transaction with the Company, including without limitation, any contract, agreement or other arrangement: (i) providing for the furnishing of services to or by; (ii) providing for rental of real or personal property to or from; or (iii) otherwise requiring payments to or from any stockholder, director or management personnel, or any member of the family of any stockholder, director or management personnel or any corporation, trust or other entity in which any stockholder, director or management personnel has a substantial interest or is an officer, director, investor or partner.

   3.24 Absence of Environmental Liabilities. Excluding environmental liabilities that, individually or in the aggregate, have not or would not reasonably be expected to have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of the Company: (a) Neither the Company nor the real property owned, leased, operated, or occupied by the Company is in violation of any applicable federal, state or local law, ordinance, regulation or order or any Environmental Laws or any of its applicable permits or authorizations relating to industrial hygiene, worker safety, public health and safety, environmental protection, or Hazardous Materials on, under or about such real property, including, without limitation, the soil and groundwater underlying such real property; (b) Any handling, transportation, storage, treatment or use of Hazardous Material that has occurred on or about or from the real property owned, leased, operated, or occupied by the Company during the Company's ownership, tenancy, or occupancy and prior to the Closing Date has been and will be as of the Closing Date in compliance with all applicable laws, ordinances, regulations, orders, and all Environmental Laws relating to Hazardous Material; (c) To the Company's knowledge, the real property leased, operated, or occupied by the Company, including without limitation, the soil and groundwater on or under such real property, is free of any release, spill, disposal, or discharge (as those terms are defined in Environmental Laws) of any Hazardous Material; (d) No notification of release of Hazardous Material pursuant to CERCLA or the federal Clean Water Act, or any state or local environmental law or regulatory requirement has been received by the Company as to any of such real property;
(e) No Hazardous Materials generated by the Company or any of its affiliates in operating the Company's business have ever been sent as wastes, directly or indirectly, to any site listed or formally proposed for listing on the national Priority List or Comprehensive Environmental Response, Compensation and Liability Information System, promulgated pursuant to CERCLA or to any site listed on any Federal or state list of hazardous substances sites requiring investigation, remediation, or clean-up; (f) The Company has not received from any governmental authority or third party any notice of any suit, demand, claim, violation, citation, criminal, civil or administrative action, request for information, demand letter, or other notification that, in connection with the conduct of its business, it (or any of its officers, directors, or employees) is or may be potentially responsible with respect to any investigation or clean-up of Hazardous Material at any site; (g) To the Company's knowledge, there currently are not and have never been any underground storage tanks or vaults on the real property; and (h) There is no asbestos (whether friable or not) located on or in the real property.

   3.25 Power of Attorney; Suretyships. The Company has no power of attorney outstanding, nor has any obligation or liability, either actual, accrued, accruing or contingent, as guarantor, surety, cosigner, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other person, corporation, partnership, joint venture, association, organization or other entity.

   3.26 Business Practices. To the Company's knowledge, the Company has not made, offered or agreed to offer anything of value to any government official, political party or candidate for government office nor has it taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977.

   3.27 Bank Accounts. Section 3.27 of the Company Officer-Certified Disclosure Statement contains a list of all bank accounts of the Company, identifying the name of the bank, the account number, and the authorized signatories to the account.

   3.28 Order Backlog. Section 3.28 of the Company Officer-Certified Disclosure Statement of the Company contains a list of the aggregate backlog of orders for the Company's products as of September 30, 1998. All such orders have been or will be filled by the Company in the ordinary course of business, and the Company knows of no reason why any customer placing any such order may refuse delivery of the ordered products or fail timely to pay for such products in accordance with the terms of such orders.

   3.29 Hart-Scott-Rodino. The "ultimate parent entity" of the Company does not (and will not prior to the Closing) have "total assets" or "annual net sales" in excess of $100,000,000, as those terms are defined in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

   3.30 Officer's Certificate as to Tax Matters. The Company knows of no reason why it will be unable to deliver to Heller Ehrman White & McAuliffe and Brobeck, Phleger & Harrison LLP at the closing an Officer's Certificate in form sufficient to enable each such counsel to render the opinions described in Sections 6.6 and 7.4.

   3.31 Year 2000 Compliance. All of the Company's products (including products sold to date, products currently being sold or future products), both individually and when operating in conjunction with all other systems or products with which they are designed to interface, and all computer software and hardware (including microcode, firmware, system and application programs, files, databases, computer services, and microcontrollers, including those embedded in computer and noncomputer equipment) contained in the Company's products (including products sold to date, products currently being sold or future products) are Year 2000 Compliant. "Year 2000 Compliant" means that such hardware or software will: (a) process date data from at least the years 1900 through 2101 without error or interruption; and (b) maintain functionality with respect to the introduction, processing, or output of records containing dates falling on or after January 1, 2000. All of the Company's internal computer systems are, both individually and in conjunction with all other systems with which they interface, Year 2000 Compliant, except that the Company makes no such representation with respect to off-the-shelf software that is used in the Company's internal computer systems the failure or malfunctioning of which would not have a material adverse effect on the Company. The Company has made inquiries of its key suppliers of services and products and, to its knowledge, the Company is not relying on the products or services of any third party whose systems are not Year 2000 Compliant. To the Company's knowledge, the Company does not have any material expenses or other material liabilities associated with securing Year 2000 Compliance (as described above), or making contingency arrangements to address Year 2000 Compliance issues, with respect to the Company's products (including products sold to date, products currently being sold or future products), internal computer systems or the computer systems of the Company's critical suppliers or customers.

   3.32 Accuracy of Documents and Information. The copies of all instruments, agreements, other documents and written information set forth as, or referenced in, Schedules or Exhibits to this Agreement or specifically required to be furnished pursuant to this Agreement by the Company to Identix, including, without limitation, the Company Officer-Certified Disclosure Statement, are and will be complete and correct in all material respects. All information in the Company Officer-Certified Disclosure Statement is as of the date hereof. No representations or warranties made by the Company in this Agreement, nor any document, written information, statement, financial statement, certificate, Schedule or Exhibit furnished directly to Identix pursuant to this Agreement or in the Company Officer-Certified Disclosure Statement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein not misleading. The disclosure contained in this Agreement, the Exhibits and Schedules hereto and the Company Officer-Certified Disclosure Statement, taken as a whole, does not omit to state any material information regarding the Company, its financial position, assets, liabilities, business and results of operations.

   3.33 Identicator Technology Capitalization. IDT Holdings owns all outstanding capital stock of Identicator Technology free and clear of any pledges, liens or encumbrances. There do not exist any warrants, obligations, subscriptions, options, securities convertible into capital stock or other commitments to issue capital stock of Identicator Technology.

   3.34 Restructuring. The Restructuring was accomplished in compliance with all Federal, California, Nevada, Delaware and other applicable laws. The Restructuring resulted in the transfer in full to Identicator Technology of the Biometric Business that had previously been conducted by the Joint Venture, Identicator Corp. and IT Concepts and of all other assets of the Joint Venture and Identicator Corp. The disclosures made to the stockholders of Identicator Corp. and to IT Concepts in connection with the Restructuring were accurate and complete in all material respects. No stockholder of Identicator Corp. exercised dissenter or appraisal rights in connection with the Restructuring and the deadline for exercising such rights has expired. IDT Holdings and Identicator Technology (excluding the operations of Corp. and the Joint Venture to which Identicator Technology succeeded by operation of the Restructuring) did not engage in any business activities or enter into any agreements prior to the Restructuring, other than agreements with employees and consultants relating to the Company Options and capital stock and agreements related to effecting the Restructuring.

   3.35 Spinoff. The Spinoff was completed on March 31, 1997. Identicator Technology, as successor-in-interest to Identicator Corp., has no liability with respect to any failure to comply with any Federal, California, Nevada or other applicable laws with respect to the Spinoff. Identicator Technology, as successor-in-interest to Identicator Corp., is not currently subject to any contractual commitments or other liabilities relating to the conduct of the business that was spun off to Identicator, Inc. The Spinoff was not taxable either to Identicator Corp. or its stockholders pursuant to Section 355 of the Code.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF IDENTIX

   Any disclosure delivered by Identix to the Company pursuant to this Article shall have been delivered on or prior to the date hereof and certified by an officer of Identix as true, accurate and complete, shall specifically refer to this Agreement and shall identify the Section of this Agreement requiring the delivery of such disclosure (each such disclosure being referred to herein as the "Identix Officer-Certified Disclosure Statement"). For purposes of this
Article IV (other than Sections 4.1 and 4.3), any references to "Identix" shall include references to Identix's Subsidiaries. Except as set forth in the Identix Officer-Certified Disclosure Statement, Identix represents and warrants to the Company that:

   4.1 Organization and Authority. Identix and each of its Subsidiaries: (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (ii) has all necessary corporate power to own and lease its properties, to carry on its business as now being conducted and to enter into and perform this Agreement and all agreements to which Identix is or will be a party that are exhibits to this Agreement; and
(iii) is qualified to do business in all jurisdictions in which the failure to so qualify would have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of Identix. Identix has made available to the Company for inspection complete and correct copies of its Articles of Incorporation, as amended, and Bylaws as in effect on the date hereof and a record of any and all proceedings and actions at all meetings of, or taken by written consent by, its Board of Directors and shareholders, from and after July 1, 1996.

   4.2 Authority Relating to this Agreement; No Violation of Other Instruments.

      4.2.1 The execution and delivery of this Agreement and all agreements to which Identix is or will be a party that are exhibits to this Agreement and the performance hereunder and thereunder by the Company have been duly authorized by all necessary corporate action on the part of Identix and, assuming execution of this Agreement and such other agreements by each of the other parties thereto, this Agreement and such other agreements will constitute legal, valid and binding obligations of Identix, enforceable against Identix in accordance with their terms, subject as to enforcement: (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights; and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

      4.2.2 Neither the execution of this Agreement or any other agreement to which Identix is or will be a party that is an exhibit to this Agreement nor the performance of any of them by Identix will: (i) conflict with or result in any breach or violation of the terms of any decree, judgment, order, law or regulation of any court or other governmental body now in effect applicable to Identix; (ii) conflict with, or result in, with or without the passage of time or the giving of notice, any breach of any of the terms, conditions and provisions of, or constitute a default under or otherwise give another party the right to terminate, or result in the creation of any lien, charge, or encumbrance upon any of the assets or properties of Identix pursuant to, any material indenture, mortgage, lease, agreement or other instrument to which Identix is a party or by which it or any of its assets or properties are bound, including all Contracts (as defined in Section 3.22) of Identix; (iii) permit the acceleration of the maturity of any material indebtedness of Identix or of any other person secured by the assets or properties of Identix; or (iv) violate or conflict with any provision of Identix's Articles of Incorporation, Bylaws, or similar organizational instruments.

      4.2.3 No consent from any third party and no consent, approval or authorization of, or declaration, filing or registration with, any government or regulatory authority is required to be made or obtained by Identix in order to permit the execution, delivery or performance of this Agreement or any other agreement to which Identix is or will be a party that is an exhibit to this Agreement by Identix, or the consummation of the transactions contemplated by this Agreement and such other agreements, except as contemplated in Sections 2.4, 2.8, 7.6, 7.7 and 7.8 of this Agreement and except for such consents, approvals, authorizations, declarations, filings or registrations the failure to make or obtain would not have a material adverse effect on Identix.

   4.3 Capitalization. The authorized capital stock of Identix is Two Million (2,000,000) shares of Preferred Stock, none of which are issued and outstanding, and Fifty Million (50,000,000) shares of Identix Common, of which Twenty Five Million Two Hundred Ninety Eight Thousand Four Hundred Forty Four (25,298,444) shares are issued and outstanding on the date hereof. All such issued and outstanding shares have been duly authorized and validly issued, and are fully paid and non-assessable. On the date hereof, Identix has reserved a total of 4,366,146 shares of Identix Common for issuance under its 1983 Incentive Stock Option Plan, 1992 Employee Stock Option Plan, Equity Incentive Plan, Nonemployee Directors Stock Option Plan, Employee Stock Purchase Plan, Foreign Subsidiary Employee Stock Purchase Plan, ANADAC, Inc. 1984 Incentive Stock Option Plan and outstanding warrants. Of the shares reserved for issuance as described in the preceding sentence, as of the date hereof, there are outstanding options, warrants or other rights to acquire 2,709,018 shares of Identix Common. Except as set forth in the preceding sentence, there are no outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments pursuant to which Identix is or may become obligated to issue, sell, purchase, retire or redeem any shares of capital stock or other securities. Identix on the date hereof does not have any plan or present intention to issue securities, except for the securities reserved for issuance under the plans and warrants described in this Section 4.3 and for the securities issuances specifically contemplated by this Agreement.

   4.4 Financial Statements. Identix has made available to the Company its Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (the "1998 Form 10-K"), which includes the following consolidated financial statements of Identix (the "Identix Financial Statements"): Audited Balance Sheets of Identix dated as of June 30, 1997 and 1998, together with audited Statements of Operations, Shareholders' Equity and Changes in Cash Flows for the three years ended June 30, 1996, 1997 and 1998. Each Identix Financial Statement together with the notes thereto is in accordance with the books and records of Identix, fairly presents the financial position of Identix and the results of operations of Identix for the period indicated, and has been prepared in accordance with generally accepted accounting principles consistently applied.

   4.5 Absence of Undisclosed Liabilities. As of June 30, 1998, Identix had no indebtedness or liability (absolute or contingent) which is not shown or provided for in full in the Identix Financial Statements. Except as set forth in the Identix Financial Statements, Identix does not have outstanding any indebtedness or liability (absolute or contingent) other than those incurred since June 30, 1998 in the ordinary course of business.

   4.6 Brokers and Finders. Neither Identix nor, to Identix's knowledge, any shareholder, director, officer, employee or agent of Identix has retained any broker, finder or investment banker in connection with the transactions contemplated by this Agreement.

   4.7 SEC Documents. Identix has filed with the SEC all required forms, reports, registration statements and documents required to be filed by it with the SEC on or after January 1, 1998 (collectively, all such forms, reports, registration statements and documents filed on or after January 1, 1998 are referred to herein as the "Identix SEC Reports"), all of which complied as to form when filed in all material respects with the applicable provisions of the 1933 Act and the Exchange Act, as the case may be. As of their respective dates the Identix SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

   4.8 Absence of Certain Changes or Events. Since June 30, 1998, except as contemplated by this Agreement, there have been no material changes in the condition, financial or otherwise, assets, liabilities, business or the results of operations of Identix, other than changes in the ordinary course of business which in the aggregate have not been materially adverse.

   4.9 Officer's Certificate as to Tax Matters. Identix knows of no reason why it will be unable to deliver to Heller Ehrman White & McAuliffe and Brobeck, Phleger & Harrison LLP at the closing an Officer's Certificate in form sufficient to enable each such counsel to render the opinions described in Sections 6.6 and 7.4.

   4.10 Shares Issued in Connection with the Merger. The shares of Identix Common to be issued to the Holders pursuant to the Merger, when issued in accordance with this Agreement and the Certificate of Merger, will be duly authorized, validly issued, fully paid and non-assessable. The shares of Identix Common to be issued to the holders of the Company Options or Company Warrants upon exercise of the Company Options or Company Warrants after the Merger, when issued upon exercise of the Company Options or Company Warrants in accordance with this Agreement, the Certificate of Merger, and either the Company Plans or the Company Warrants, will be duly authorized, validly issued, fully paid and non-assessable.

   4.11 Litigation. Neither Identix nor any officer, director, shareholder, employee or agent of Identix is a party to any pending or, to Identix's knowledge, threatened action, suit, proceeding or, to Identix's knowledge, investigation, at law or in equity or otherwise in, for or by any court or other governmental body which could have a material adverse effect on: (i) the condition, financial or otherwise, assets or properties of the Identix, liabilities, business or results of operations of Identix; or (ii) the transactions contemplated by this Agreement. Identix is not and has not been subject to any pending or, to Identix's knowledge, threatened product liability claim. Identix is not subject to any decree, judgment or order of any court or other governmental body which could have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of Identix or which could prevent the transactions contemplated by this Agreement.

   4.12 Compliance with Law. Identix holds all licenses, permits and authorizations necessary for the lawful conduct of Identix's business wherever conducted pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and subdivisions having, asserting or claiming jurisdiction over Identix or over any part of Identix's operations, and Identix knows of no violation thereof. Identix is not in violation of any decree, judgment, order, law or regulation of any court or other governmental body (including, without limitation, applicable environmental protection legislation and regulations, equal employment and civil rights regulations, wages, hours and the payment of social security taxes and occupational health and safety legislation), which violation could reasonably be expected to have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of Identix.

   4.13 Accuracy of Documents and Information. The copies of all instruments, agreements, other documents and written information set forth as, or referenced in, Schedules or Exhibits to this Agreement or specifically required to be furnished pursuant to this Agreement by Identix to the Company, including, without limitation, the Identix Officer-Certified Disclosure Statement, are and will be complete and correct in all material respects. All information in the Identix Officer-Certified Disclosure Statement is as of the date hereof. No representations or warranties made by Identix in this Agreement, nor any document, written information, statement, financial statement, certificate, Schedule or Exhibit furnished directly to the Company pursuant to this Agreement or in the Identix Officer-Certified Disclosure Statement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein not misleading. The disclosure contained in this Agreement, the Exhibits and Schedules hereto, and Identix's Officer-Certified Disclosure Statement, taken as a whole, does not omit to state any material information regarding Identix, its financial position, assets, liabilities, business and results of operations.

   4.14 Identicator, Inc. and IT Concepts. Identix acknowledges and understands that Identicator, Inc. and IT Concepts are entities separate from the Company and its subsidiaries, are not parties to the Merger and will continue to operate as entities separate from the Company and its subsidiaries and Identix and its subsidiaries after consummation of the Merger.

                                   ARTICLE V
           REPRESENTATIONS AND WARRANTIES RELATING TO ACQUISITION SUB

   Identix and Acquisition Sub hereby represent and warrant to the Company that:

   5.1 No Business Activities. Acquisition Sub was formed in November 1998 for the purposes of carrying out the Merger and has not engaged in any business activities or entered into any agreements other than as contemplated by this Agreement.

   5.2 Organization and Authority. Acquisition Sub: (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (ii) has all necessary corporate power to own and lease its properties, to carry on its business as now being conducted and to enter into and perform this Agreement and all agreements to which Acquisition Sub is or will be a party that are exhibits to this Agreement; and (iii) is qualified to do business in all jurisdictions in which the failure to so qualify would have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of Acquisition Sub. Acquisition Sub has made available to the Company for inspection complete and correct copies of its Certificate of Incorporation, as amended, and Bylaws as in effect on the date hereof and a record of any and all proceedings and actions at all meetings of, or taken by written consent by, its Board of Directors and stockholders, from the date of inception.

   5.3 Authority Relating to this Agreement; No Violation of Other Instruments.

      5.3.1 The execution and delivery of this Agreement and all agreements to which Acquisition Sub is or will be a party that are exhibits to this Agreement and the performance hereunder and thereunder by the Company have been duly authorized by all necessary corporate action on the part of Acquisition Sub and, assuming execution of this Agreement and such other agreements by each of the other parties thereto, this Agreement and such other agreements will constitute legal, valid and binding obligations of Acquisition Sub, enforceable against Acquisition Sub in accordance with their terms, subject as to enforcement: (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights; and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

      5.3.2 Neither the execution of this Agreement or any other agreement to which Acquisition Sub is or will be a party that is an exhibit to this Agreement nor the performance of any of them by Acquisition Sub will: (i) conflict with or result in any breach or violation of the terms of any decree, judgment, order, law or regulation of any court or other governmental body now in effect applicable to Acquisition Sub; or (ii) violate or conflict with any provision of Acquisition Sub's Certificate of Incorporation, Bylaws, or similar organizational instruments.

      5.3.3 Except as contemplated in Section 7.8 of this Agreement, no consent from any third party and no consent, approval or authorization of, or declaration, filing or registration with, any government or regulatory authority is required to be made or obtained by Acquisition Sub in order to permit the execution, delivery or performance of this Agreement or any other agreement to which Acquisition Sub is or will be a party that is an exhibit to this Agreement by Acquisition Sub, or the consummation of the transactions contemplated by this Agreement and such other agreements.

   5.4 Capitalization. The authorized capital stock of Acquisition Sub is One Thousand (1,000) shares of Common Stock, of which one hundred (100) shares are issued and outstanding and held by Identix. All such issued and outstanding shares have been duly authorized and validly issued, and are fully paid and non-assessable. There are no outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments pursuant to which Acquisition Sub is or may become obligated to issue, sell, purchase, retire or redeem any shares of capital stock or other securities.

                                   ARTICLE VI
          CONDITIONS TO THE OBLIGATIONS OF IDENTIX AND ACQUISITION SUB

   The obligations of Identix and Acquisition Sub to consummate the Merger are subject to the fulfillment, at or before the Closing of all the following conditions, any one or more of which may be waived by Identix.

   6.1 Representations and Warranties True at Closing. The representations and warranties of the Company contained in this Agreement shall be deemed to have been made again at and as of the Closing with respect to the stated facts (including the update of the Company Officer-Certified Disclosure Statement referred to in Section 8.1 of this Agreement) then existing and shall be true in all material respects.

   6.2 Covenants Performed. All of the obligations of the Company to be performed at or before the Closing pursuant to the terms of this Agreement shall have been duly performed.

   6.3 Certificate. At the Closing, Identix shall have received a certificate signed by the President of the Company to the effect that the conditions set forth in Sections 6.1 and 6.2 have been satisfied.

   6.4 Stockholder Approval. This Agreement and the Certificate of Merger shall have been duly approved by the stockholders of the Company.

   6.5 Dissenting Shares. The aggregate number of Dissenting Shares shall not exceed two percent of the aggregate of the outstanding shares of Identix Common that would be outstanding immediately following the Merger if there were no Dissenting Shares.

   6.6 Tax Opinion. Identix shall have received the opinion of its counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, which opinion shall be substantially similar to the opinion delivered to the Company pursuant to Section 7.4. In preparing the tax opinion, counsel may rely upon (and to the extent reasonably required, the parties shall make) reasonable representations relating thereto.

   6.7 Opinion of Counsel to the Company. Brobeck, Phleger & Harrison LLP, counsel to the Company, shall have issued an opinion in favor of Identix in the form of Exhibit B.

   6.8 AMEX Approval. The shares of Identix Common to be issued in the Merger and upon exercise of the Company Options and the Company Warrants shall have been approved for quotation on the American Stock Exchange.

   6.9 Affiliates Agreements. The Company shall have delivered to Identix the letter required by Section 8.11 naming all persons who are considered to be "affiliates" of the Company, and each such affiliate shall have executed and delivered an Affiliates Agreement to Identix.

   6.10 S-4. The S-4 shall have become effective under the 1933 Act and shall not be the subject of any stop order or proceedings seeking a stop order and the Proxy Statement/Prospectus shall on the Closing Date not be subject to any proceeding commenced or threatened by the SEC.

   6.11 Voting Agreement. The Voting Agreement shall remain in full force as of the Closing Date and there shall be no amendment or other modification to such agreements to which Identix, Acquisition Sub and all parties thereto shall not have consented in writing.

   6.12 Noncompetition Agreements. Oscar Pieper, Grant Evans, Yuri Khidekel and Yury Shapiro shall have entered into noncompetition agreements with the Company in the form attached hereto as Exhibit C.

   6.13 Employment Agreements. Oscar Pieper, Grant Evans, Yuri Khidekel and Yury Shapiro shall have entered into employment agreements with Identix or the Surviving Corporation substantially in the form attached hereto as Exhibit D and on the terms described in Section 7.9 of the Identix Officer-Certified Disclosure Statement.

   6.14 Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware.

   6.15 Material Changes in the Business of the Company Between the Date of this Agreement and the Closing. There shall have been no material adverse change in the financial position, results of operations, assets, liabilities or business of the Company and Identicator Technology, taken as a whole, since the date of this Agreement.

   6.16 No Action to Prevent Completion. Identix shall not have determined, in the reasonable exercise of its discretion, that the transactions contemplated by this Agreement would cause a material adverse effect to Identix by reason of the institution or threat of institution of litigation or other proceedings with respect to or affecting the transactions contemplated by this Agreement.

   6.17 Consents. Identix shall have received in writing all consents, approvals, and waivers required in connection with the Merger (a) from parties to the Company's agreements, indentures, mortgages, franchises, licenses, permits, leases, and other instruments set forth in Section 6.17 of the Company Officer-Certified Disclosure Statement, and (b) from all necessary or required governmental authorities.

   6.18 Documentation. All actions, proceedings, instruments, resolutions, certificates, and documents reasonably requested by Identix to be executed and delivered to Identix in order to carry out this Agreement and to consummate the Merger, and all of the relevant legal matters, shall be reasonably satisfactory to Identix and its counsel.

   6.19 Support and Indemnification Agreements. IT Concepts and Identicator, Inc. shall have each entered into a Support and Indemnification Agreement with Identix in the forms attached to the Identix Officer-Certified Disclosure Agreement.

   6.20 Escrow. The Stockholder Representative, Identix and the Company shall have entered into the Escrow Agreement and holders of Company Options described in Section 2.5.2 shall have entered into the agreements referred to in Section
2.5.2 so that the total number of shares of Identix Common issued at the Effective Time and issuable upon exercise of assumed Company

Options that are available to satisfy the indemnification obligations under
Article X shall be not less than 434,300.

                                  ARTICLE VII
                  CONDITIONS TO THE OBLIGATIONS OF THE COMPANY

   The obligations of the Company to consummate the Merger are subject to the fulfillment, at or before the Closing, of all of the following conditions, any one or more of which may be waived by the Company:

   7.1 Representations and Warranties True at Closing. The representations and warranties of Identix and Acquisition Sub contained in this Agreement shall be deemed to have been made again at and as of the Closing with respect to the stated facts (including the update of the Identix Officer-Certified Disclosure Statement referred to in Section 8.1 of this Agreement) then existing and shall be true in all material respects.

   7.2 Covenants Performed. All of the obligations of Identix to be performed at or before the Closing pursuant to the terms of this Agreement shall have been duly performed.

   7.3 Certificate. At the Closing, the Company shall have received a certificate signed by the President of Identix to the effect that the conditions set forth in Sections 7.1 and 7.2 have been satisfied.

   7.4 Tax Opinion. The Company shall have received the opinion of its counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, which opinion shall be substantially similar to the opinion delivered to Identix pursuant to Section 6.6. In preparing the tax opinion, counsel may rely upon (and to the extent reasonably required, the parties shall make) reasonable representations relating thereto.

   7.5 Opinion of Counsel to Identix. Heller Ehrman White & McAuliffe, counsel to Identix, shall have issued an opinion in favor of the Company in the form of Exhibit E.

   7.6 AMEX Approval. The shares of Identix Common to be issued in the Merger and upon exercise of the Company Options and the Company Warrants shall have been approved for quotation on the American Stock Exchange.

   7.7 S-4. The S-4 shall have become effective under the 1933 Act and shall not be the subject of any stop order or proceedings seeking a stop order and the Proxy Statement/Prospectus shall on the Closing not be subject to any proceeding commenced or threatened by the SEC.

   7.8 Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware.

   7.9 Employment Agreements. Identix or the Surviving Corporation shall have entered into employment agreements with Oscar Pieper, Grant Evans, Yuri Khidekel and Yury Shapiro substantially in the form attached hereto as Exhibit D and on the terms described in Section 7.9 of the Identix Officer-Certified Disclosure Statement.

   7.10 Option Grants. Identix shall have taken the necessary actions to grant stock options to purchase an aggregate of 400,000 shares of Identix Common to the employees of the Company or the Transferred Employees designated in Section
7.10 of the Identix Officer-Certified Disclosure Statement. The exercise price of such options shall be equal to the closing price of the Identix Common on the Closing Date and shall vest in accordance with the terms set forth in
Section 7.10 of the Identix Officer-Certified Disclosure Statement.

   7.11 Material Changes in the Business of Identix Between the Date of this Agreement and the Closing. There shall have been no material adverse change in the financial position, results of operations, assets, liabilities or business of Identix and its Subsidiaries, taken as a whole, since the date of this Agreement.

   7.12 No Action to Prevent Completion. The Company shall not have determined, in the reasonable exercise of its discretion, that the transactions contemplated by this Agreement would cause a material adverse effect to the Company by reason of the institution or threat of institution of litigation or other proceedings with respect to or affecting the transactions contemplated by this Agreement.

   7.13 Documentation. All actions, proceedings, instruments, resolutions, certificates, and documents reasonably requested by the Company to be executed and delivered to the Company in order to carry out this Agreement and to consummate the Merger, and all of the relevant legal matters, shall be reasonably satisfactory to the Company and its counsel.

   7.14 Stockholder Approval. This Agreement and the Certificate of Merger shall have been duly approved by the stockholders of the Company.

                                  ARTICLE VIII
                             PRE-CLOSING COVENANTS

   For the purposes of this Article VIII, references to the "Company" shall include IDT Holdings, Inc., as well as Identicator Technology. During the period from the date of this Agreement until the Effective Time, Identix and the Company covenant and agree as follows:

   8.1 Advice of Changes. Each party will promptly advise the other in writing
(i) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of such party contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect and (ii) of any material adverse change in such party's condition, financial or otherwise, assets, liabilities, business or results of operations, taken as a whole. Not less than four days before the Closing, each party shall deliver to the other party hereto an update of the Officer-Certified Disclosure Statement previously delivered by such party, showing any changes which have occurred with respect to the information contained therein since it was originally issued and containing a description of any representation or warranty in this Agreement which is no longer true as of such date. Such update shall also include an update to the representations contained in Sections 3.4 and 4.3. Such update shall be certified by an officer of such party.

   8.2 Maintenance of Business. The Company will use its best efforts to carry on and preserve its business and its relationships with customers, suppliers, employees, Transferred Employees and others in substantially the same manner as it has prior to the date hereof. If the Company becomes aware of a deterioration in the relationship with any customer, supplier, key employee or Transferred Employee, it will promptly bring such information to the attention of Identix in writing and, if requested by Identix, will exert its best efforts to restore the relationship.

   8.3 Conduct of Business. The Company will continue to conduct its business and maintain its business relationships in the ordinary and usual course and will not, without the prior written consent of Identix (which consent shall not be unreasonably withheld or delayed):

      8.3.1 borrow any money, other than pursuant to the Company's line of credit as in existence on the date hereof;

      8.3.2 incur any liability except for those that may be incurred (i) in the ordinary course of business, consistent with past practice, and are not material in amount or (ii) in connection with the performance or consummation of this Agreement;

      8.3.3 encumber or permit to be encumbered any of its assets except in the ordinary course of its business consistent with past practice;

      8.3.4 dispose of any of its assets, except inventory in the ordinary course of business, consistent with past practice;

      8.3.5 enter into any material lease or contract for the purchase or sale of any property, real or personal, except in the ordinary course of business, consistent with past practice;

      8.3.6 fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

      8.3.7 pay any bonus, increased salary, or special remuneration to any officer, employee (other than those paid in the ordinary course of business), Transferred Employee or consultant or enter into any new employment or consulting agreement with any such person, except as expressly contemplated by this Agreement or as set forth in the Company Officer-Certified Disclosure Statement;

      8.3.8 change accounting methods, make any tax elections or file any amended tax returns;

      8.3.9 declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (except pursuant to employee stock repurchase agreements upon termination of an employee consistent with its past practice);

      8.3.10 amend or terminate any material contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of business consistent with past practice, and which are not material in amount;

      8.3.11 loan any amount to any person or entity, other than advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice, not material in amount and documented by receipts for the claimed amounts;

      8.3.12 guarantee or act as a surety for any obligation except for the endorsement of checks and other negotiable instruments in the ordinary course of business, consistent with past practice, which are not material in amount;

      8.3.13 waive or release any material right or claim except in the ordinary course of business, consistent with past practice;

      8.3.14 with respect to IDT Holdings, issue or sell any shares of its capital stock of any class or any other of its securities, or issue or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of capital stock except (a) upon exercise of an option or warrant currently outstanding as disclosed in Section 3.4, or (b) for a total of 300,000 shares of Company Common that are either (i) sold to purchasers who are not granted any contractual rights that survive the Closing, or (ii) issued or issuable under options granted after the date hereof for the purpose of recruiting new personnel in accordance with the past practices regarding the total number of options granted and the options awarded in relation to the job title of the recipient;

      8.3.15 accelerate the vesting of any outstanding options, other than such acceleration that will occur as a result of the Merger under existing contractual arrangements;

      8.3.16 split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities;

      8.3.17 merge, consolidate or reorganize with, or acquire any entity, except for the Merger;

      8.3.18 amend its Certificate of Incorporation or Bylaws, except as expressly contemplated by this Agreement;

      8.3.19 license any of its technology or intellectual property, except under non exclusive hardware or software licenses granted to consumers or end users in the ordinary course of business;

      8.3.20 with respect to Identicator Technology, issue any shares of capital stock or issue or create any warrants, obligations, subscriptions, options, securities convertible into capital stock or other commitments to issue capital stock;

      8.3.21 file any patent applications, except for continuations in part or foreign applications with respect to existing patents held by the Company, without first consulting with Identix; or

      8.3.22 agree to do any of the things described in the preceding clauses
8.3.1 through 8.3.21.

   8.4 Stockholder Meeting. The Company will use its best efforts to hold a special meeting of its stockholders at the earliest practicable date to submit this Agreement and related matters for their consideration and approval.

   8.5 Proxy Statement/Prospectus. The Company will send to its stockholders, for the purpose of considering and voting upon the Merger, the Proxy Statement/Prospectus satisfying all requirements of applicable state and federal laws. The Proxy Statement/Prospectus shall contain the unanimous recommendation of the board of directors of the Company in favor of the approval and adoption of the Agreement. In addition, each party shall promptly provide to the other party all information relating to its respective business or operations necessary for inclusion in the Proxy Statement/Prospectus to satisfy all requirements of applicable state and federal securities laws. The Company shall not provide to its stockholders or publish any material that violates the 1933 Act or Exchange Act with respect to the transactions contemplated hereby.

   8.6 Regulatory Approvals. Prior to the Closing, each party hereto shall execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign which may be reasonably required, or which the other party hereto may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Each party shall use its best efforts to obtain all such authorizations, approvals and consents.

   8.7 Necessary Consents. Prior to the Closing, each party hereto will use its best efforts to obtain such written consents and take such other actions as may be necessary or appropriate in addition to those set forth in Section 8.6 to allow the consummation of the transactions contemplated hereby and to allow such party to carry on its business after the Closing.

   8.8 Litigation. Prior to the Closing, each party will notify the other party in writing promptly after learning of any material actions, suits, proceedings or investigations by or before any court, board or governmental agency, initiated by or against it, or known by it to be threatened against it.

   8.9 Exclusivity. From the date hereof until the earlier of termination of this Agreement or consummation of the Merger, the Company will not, directly or indirectly, through any officer, director, employee, affiliate or agent or otherwise, take any action to solicit, initiate, seek, entertain, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any third party regarding a public offering of the Company, any acquisition of the Company, any merger or consolidation with or involving the Company, or any acquisition of any material portion of the stock or assets of the Company, including the grant of any license to any intellectual property of the Company other than licenses in the ordinary course of business related to the sale of the Company's products. The Company will not accept or enter into any agreement, arrangement or understanding regarding any such third party acquisition transaction during such period. In the event the Company receives an unsolicited proposal for any acquisition transaction, the Board of Directors shall be able to consider such proposal in accordance with their fiduciary obligations under Delaware law; provided however, that the Company shall remain fully obligated to carry out its covenants and agreements under this Agreement, including those set forth in Sections 8.4 and 8.5, and the parties to the Voting Agreement shall remain fully bound thereunder.

   8.10 Satisfaction of Conditions Precedent. Each party will use its best efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Articles VI and VII, and each party will use its best efforts to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

   8.11 Affiliates. To ensure compliance with Rule 145 of the 1933 Act, the Company will, prior to the mailing of the Proxy Statement/Prospectus, deliver to Identix a letter identifying all persons who are "affiliates" of the Company at the time this Agreement is submitted for approval to the Company's stockholders. The Company shall use its best efforts to cause each of its affiliates to deliver to Identix, on or prior to the mailing of the Proxy Statement/Prospectus, a written agreement (the "Affiliates Agreement"), in form provided by counsel to Identix, providing that such person will make no disposition of Identix Common in violation of Rule 145 of the 1933 Act.

   8.12 Representations Regarding Tax Matters. Each party will make such representations as are reasonably requested by counsel to both parties in order that such counsel may render the tax opinions required by Sections 6.6 and 7.4 hereof.

   8.13 Customers and Suppliers. The Company will use its best efforts to keep and maintain the existing favorable business relationship with its key customers and suppliers.

   8.14 Transferred Employees. The persons identified in Section 3.18 of the Company Officer-Certified Disclosure Statement are employees or consultants of Identicator, Inc. and IT Concepts who perform services for Identicator Technology. To the extent indicated in Section 3.18 of the Company Officer-Certified Disclosure Statement, the parties intend that such personnel (the "Transferred Employees") shall become employees of Identicator Technology or Identix as of the Effective Time. The relationship of the Transferred Employees with Identicator, Inc. and IT Concepts shall terminate as of the Effective Time, subject to their becoming employees of Identix or Identicator Technology. Identicator, Inc. and IT Concepts shall pay such personnel all obligations accrued to them for their prior service and as a result of such termination other than accrued personal time disclosed in Section 3.18 of the Company Officer-Certified Disclosure Statement, which accrued personal time shall become the responsibility of Identix. Such persons shall become employees of Identicator Technology or Identix, subject to their signing Identix's standard employee proprietary rights agreements and offer letters. The Company shall use its best efforts to promote and effect the transfer of the Transferred Employees from Identicator, Inc. and IT Concepts to Identicator Technology or Identix. Identix agrees to provide the Transferred Employees with credit for all service with the Company, IT Concepts and Identicator, Inc. for purposes of vesting and eligibility under Identix's employee benefit plans to the extent permitted by such plans. To the extent that such plans do not permit credit for service, Identix shall use its best efforts to provide comparable value to such Transferred Employees.

   8.15 Proxy Statement/Prospectus and S-4. None of the information relating to the Company and its Subsidiaries or their respective officers and directors that has been or will be supplied by the Company for inclusion or incorporation by reference in the Proxy

Statement/Prospectus or the S-4 will, in the case of the Proxy Statement/Prospectus or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to vote upon this Agreement, the Merger and related transactions, or, in the case of the S-4, at the time it becomes effective under the 1933 Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers or directors should occur which is or is required to be described in an amendment or a supplement to the Proxy Statement/Prospectus or the S-4, such event shall be so described and such description in such amendment or supplement of such information will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or in the Proxy Statement/Prospectus or the S-4 or necessary to make the statements therein or in the S-4 or Proxy Statement/Prospectus not false or misleading.

   8.16 Proxy Statement/Prospectus and S-4. None of the information relating to Identix and its Subsidiaries or their respective officers and directors that has been or will be supplied by Identix for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the S-4 will, in the case of the Proxy Statement/Prospectus or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to vote upon this Agreement, the Merger and related transactions, or, in the case of the S-4, at the time it becomes effective under the 1933 Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Identix, its officers or directors should occur which is or is required to be described in an amendment or a supplement to the Proxy Statement/Prospectus or the S-4, such event shall be so described and such description in such amendment or supplement of such information will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or in the Proxy Statement/Prospectus or the S-4 or necessary to make the statements therein or in the S-4 or Proxy Statement/Prospectus not false or misleading.

                                   ARTICLE IX
                   CONFIDENTIALITY COVENANT AND ANNOUNCEMENTS

   9.1 Confidentiality. The provisions of the Confidentiality Agreement dated August 7, 1998 between Identix and the Company shall continue to govern the use and confidential treatment of information exchanged between the Company and Identix. If this Agreement is terminated for any reason whatsoever, the terms of that Confidentiality Agreement shall govern the return or destruction of all confidential information.

   9.2 Announcements. No party to this Agreement shall issue a press release or other public communication relating to this Agreement, the Certificate of Merger or the Merger without the prior approval of the other party. Notwithstanding the foregoing, Identix may make such announcements regarding the Merger as, in the judgment of its management after consultation with legal counsel, are necessary to comply with securities laws or American Stock Exchange regulations.

                                   ARTICLE X
                                INDEMNIFICATION

   10.1 Indemnification Relating to Agreement. To the extent and in the manner set forth in the Escrow Agreement, the Company agrees, and by approval of this Agreement and the Merger at the special stockholders' meeting of the Company, the stockholders of the Company agree, that the amounts deposited in escrow pursuant to Section 2.5 of this Agreement shall be used to defend, indemnify and hold Identix harmless from and against, and to reimburse Identix with respect to, any and all losses, damages, liabilities, claims, judgments, settlements, costs and expenses (including reasonable attorneys' fees) of every nature (collectively, "Damages") incurred by Identix by reason of or arising out of or in connection with (i) any breach by the Company of any representation or warranty of the Company contained in this Agreement or in any certificate or other document delivered to Identix pursuant to the provisions of this Agreement, including, without limitation, the Company Officer-Certified Disclosure Statement, or (ii) the failure, partial or total, of the Company to perform any agreement or covenant required by this Agreement to be performed by it. It is expressly agreed that a diminution in the value of the business of the Company by reason of any of the foregoing shall be deemed a "loss" for purposes of this Article X.

   10.2 Indemnification Relating to S-4. To the extent and in the manner set forth in the Escrow Agreement, the Company agrees, and by approval of this Agreement and the Merger at the special stockholders' meeting of the Company, the stockholders of the Company agree, that the amounts deposited in escrow pursuant to Section 2.5 of this Agreement shall be used to defend, indemnify and hold harmless Identix, its officers, directors and agents, its attorneys and accountants, and each person who controls Identix within the meaning of the 1933 Act, from and against any Damages, insofar as such Damages are incurred by reason of or arise out of or in connection with any untrue statement or alleged untrue statement of any material fact contained in the S-4 or in the Proxy Statement/Prospectus or in any amendment or supplement to any of them, or are incurred by reason of or arise out of or in connection with the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, insofar as such statement or omission relates to the Company and is based on information furnished by the Company.

   10.3 Escrow. The shares of Identix Common to be deposited in escrow in accordance with Section 2.5.1 of this Agreement and to be subject to the provisions of Section 2.5.2 shall constitute an absolute limit on the obligation of the Company or its stockholders to indemnify and hold Identix harmless under this Agreement. From and after the Effective Time, the indemnification remedies and the related escrow contained in this Agreement, the Escrow Agreement and the agreements referenced in Section 2.5.2, and any statutory, common law or equitable remedies available to Identix and Acquisition Sub for fraud, intentional misrepresentation or active concealment shall be the sole remedies, exclusive of all other statutory or common law remedies, Identix and Acquisition Sub may have for a breach of a representation, warranty or covenant under this Agreement (but does not preclude Identix and Acquisition Sub from pursuing any remedies available under other agreements attached as exhibits hereto or referred to in Section 6.19).

   10.4 Limitation. Identix may only make claims under this Article X and the Escrow Agreement and the agreements referenced in Section 2.5.2 if the amount of Damages exceed $175,000 in the aggregate, in which case Identix may make a claim for the full amount of such Damages, including the first $175,000.

                                   ARTICLE XI
                                  TERMINATION

   11.1 Mutual Agreement. This Agreement may be terminated at any time prior to the Effective Time by the unanimous consent of Identix and the Company, even if and after the stockholders of the Company have approved this Agreement and the Certificate of Merger.

   11.2 Termination by Identix. This Agreement may be terminated by Identix alone, by means of written notice to the Company if (a) the Company fails to perform any material covenant of the Company contained in this Agreement, or
(b) on or before February 28, 1999, any of the conditions set forth in Article VI of this Agreement shall not have been satisfied by the Company or waived by Identix.

   11.3 Termination by the Company. This Agreement may be terminated by the Company alone, by means of written notice to Identix if (a) Identix fails to perform any material covenant of Identix contained in this Agreement or (b) on or before February 28, 1999, any of the conditions set forth in Article VII of this Agreement shall not have been satisfied by Identix or waived by the Company.

                                  ARTICLE XII
                                 MISCELLANEOUS

   12.1 Expenses. Each of Identix and the Company shall pay its own costs and expenses, including legal, accounting and investment banking fees and expenses, relating to this Agreement, the negotiations leading up to this Agreement and the transactions contemplated by this Agreement.

   12.2 Amendment. This Agreement shall not be amended except by a writing duly executed by both parties.

   12.3 Entire Agreement. This Agreement, including the Exhibit, Schedules, and other documents delivered pursuant to this Agreement, contains all the terms and conditions agreed upon by the parties relating to the subject matter of this Agreement and supersedes all prior agreements, negotiations, correspondence, undertakings, and communications of the parties, whether oral or written, respecting that subject matter, except the Confidentiality Agreement between the Company and Identix dated August 7, 1998.

   12.4 Governing Law. Except to the extent that the DGCL shall be applicable to the Merger, the approval of the Merger and the other internal corporate affairs of the parties, this Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to agreements entered into by California residents and entirely to be performed within California.

   12.5 Headings. The headings contained in this Agreement are intended for convenience and shall not be used to determine the rights of the parties.

   12.6 Mutual Contribution. The parties to this Agreement and their counsel have mutually contributed to its drafting.

   12.7 Notices. All notices, requests, demands, and other communications made in connection with this Agreement shall be in writing and shall be deemed to have been duly given on the date of delivery if delivered by hand delivery or by facsimile to the persons identified below, one business day after depositing with an overnight courier, or five days after mailing if mailed by certified or registered mail postage prepaid return receipt requested addressed as follows:

  If to Identix:

  Identix Incorporated
  510 N. Pastoria Ave.
  Sunnyvale, CA 94086
  Attn: James P. Scullion and Richard Friedman
  Facsimile: (408) 739-0178
  Confirmation Number: (408) 731-2000

  With a copy to:

  Heller, Ehrman, White & McAuliffe
  525 University Avenue
  Palo Alto, California 94301
  Attention: SAO File: 17506-0001
  Facsimile: (650) 324-0638
  Confirmation Number: (650) 324-7000

  If to the Company:

  IDT Holdings, Inc.
  1150 Bayhill Road
  San Bruno, CA 94066
  Attention: President
  Facsimile: (650) 873-8653
  Confirmation Number: (650) 873-8650

  With a copy to:

  Brobeck, Phleger & Harrison LLP
  Two Embarcadero Place, 2200 Geng Road
  Palo Alto, CA 94303
  Attention: Thomas W. Kellerman
  Facsimile: (650) 496-2885
  Confirmation Number: (650) 424-0160

Such addresses may be changed, from time to time by means of a notice given in the matter provided in this section.

   12.8 Severability. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the full extent.

   12.9 Survival of Representation and Warranties. All representations and warranties contained in this Agreement, including the Exhibits, Schedules and other documents delivered pursuant to this Agreement shall survive the Effective Time for a period of one year.

   12.10 Waiver. Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of a subsequent breach or failure of the same term or condition, or a waiver of any other term or condition in this Agreement.

   12.11 Assignment. Except for the contemplated reincorporation of Identix as described under the definition of "Identix" in Article I, neither party may assign, by operation of law or otherwise, all or any portion of its rights or duties under this Agreement without the prior written consent of the other party, which consent may be withheld in the absolute discretion of the party asked to give consent.

   12.12 Counterparts. This Agreement may be signed in counterparts with the same effect as if the signatures to each party were upon a single instrument. All counterparts shall be deemed an original of this Agreement.

   12.13 Voting Agreement. Concurrently with the execution of this Agreement, IT Concepts and each director of the Company, which stockholders collectively own approximately 70% of the shares of outstanding Company Common, shall enter into the Stockholder Voting and Proxy Agreement in the form attached hereto as Exhibit F, pursuant to which, among other things, they shall agree to vote all the shares of Company capital stock held by them in favor of the Merger (the "Voting Agreement").

   12.14 Other Remedies. Except as specifically noted above, no remedies contained in this Agreement or in any of the Exhibits or Schedules hereto shall be in lieu of, or constitute a waiver of, any remedies at law or in equity (not based upon negligent misrepresentation) that one party may otherwise have against the other party hereto or against any present or former officer, director or controlling stockholder of such party.

   12.15 Continuation of Business of the Company. Identix hereby covenants and agrees that it shall continue to operate the business of the Company as a separate division or subsidiary for a period of at least nine months from the Effective Time.

   IN WITNESS WHEREOF, Identix, Acquisition Sub and the Company have executed this Agreement as of the date first above written.

                                        IDENTIX INCORPORATED

                                        By: /s/ Randall C. Fowler
                                            ----------------------------------

                                        Title: Chairman, President and CEO
                                             --------------------------------

                                        ID ACQUISITION CORP.

                                        By: /s/ Randall C. Fowler
                                            ----------------------------------

                                        Title: President
                                             --------------------------------

                                        IDT HOLDINGS, INC.

                                        By: /s/ Oscar R. Pieper
                                            ----------------------------------

                                        Title: President
                                             ---------------------------------

List of Exhibits

 Exhibit A Escrow Agreement
 Exhibit B Opinion of Brobeck, Phleger & Harrison LLP
 Exhibit C Noncompetition Agreement
 Exhibit D Employment Agreement
 Exhibit E Opinion of Heller Ehrman White & McAuliffe
 Exhibit F Stockholder Voting and Proxy Agreement



    [Signature Page to the Agreement and Plan of Reorganization and Merger]

                               AMENDMENT NO. 1 TO
                AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

   This Amendment No. 1 ("Amendment") is entered into as of December 11, 1998 by and among Identix Incorporated, a California corporation, IDT Holdings, Inc, a Delaware corporation, and ID Acquisition Corp., a Delaware corporation, and amends the Agreement and Plan of Reorganization and Merger, dated November 14, 1998, by and among the parties hereto (the "Agreement"). Capitalized terms used herein without definition shall have the meanings given to them in the Agreement.

THE PARTIES HEREBY AGREE AS FOLLOWS:

   1. Article III. The first paragraph of Article III of the Agreement is hereby amended and restated in its entirety effective as of the execution of the Agreement to provide as follows:

      "Any disclosure delivered by the Company to Identix pursuant to this Article shall have been delivered on or prior to the date hereof and certified by an officer of the Company as true, accurate and complete, shall specifically refer to this Agreement and shall identify the Section of this Agreement requiring the delivery of such disclosure (such disclosure being referred to herein as an "Company Officer-Certified Disclosure Statement"). For the purposes of this Article III, references to the "Company" shall include IDT Holdings, as well as Identicator Technology and Identicator Corp. For purposes of this Article III, any references to the Company's "knowledge" means actual knowledge of the persons identified in Section 3.0 of the Company Officer-Certified Disclosure Statement as well as information contained in the files or records of IDT Holdings, Identicator Technology, Identicator Corp., Identicator, Inc. or IT Concepts. Except as set forth in the Company Officer-Certified Disclosure Statement, the Company represents and warrants to Identix that:"

   2. Section 3.4. The reference to "1,994,334" in the fifth sentence of
Section 3.4 of the Agreement is hereby corrected to read "1,944,334."

   3. Section 6.5. Section 6.5 of the Agreement is hereby amended in its entirety to provide as follows: "The aggregate number of Dissenting Shares shall not exceed five percent of the aggregate number of shares of Identix Common that would be issued pursuant to the Merger at the Effective Time if there were no Dissenting Shares."

   4. Sections 11.2 and 11.3. The references to "February 28, 1999" in Sections
11.2 and 11.3 of the Agreement are hereby amended to read "March 31, 1999."

   5. Continuing Effect. The parties hereby acknowledge and agree that the Agreement, as amended by this Amendment, continues in full force and effect.

   IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

                                        IDENTIX INCORPORATED

                                        By: /s/ James P. Scullion
                                            ----------------------------------

                                        Title: Executive Vice President
                                             --------------------------------

                                        ID ACQUISITION CORP.

                                        By: /s/ James P. Scullion
                                            ----------------------------------

                                        Title: Vice President
                                             --------------------------------

                                        IDT HOLDINGS, INC.

                                        By: /s/ Oscar Pieper
                                            ----------------------------------

                                        Title: President
                                             --------------------------------

                               AMENDMENT NO. 2 TO
                AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

  This Amendment No. 2 ("Amendment") is entered into as of February 3, 1999 by and among Identix Incorporated, a Delaware corporation, IDT Holdings, Inc., a Delaware corporation, and ID Acquisition Corp., a Delaware corporation, and amends the Agreement and Plan of Reorganization and Merger, dated November 14, 1998 and amended on December 11, 1998, by and among the parties hereto (the "Agreement"). Capitalized terms used herein without definition shall have the meanings given to them in the Agreement.

  THE PARTIES HEREBY AGREE AS FOLLOWS:

  1. Sections 11.2 and 11.3. The references to "March 31, 1999" in Sections
11.2 and 11.3 of the Agreement are hereby amended to read "April 30, 1999."

  2. Continuing Effect. The parties hereby acknowledge and agree that the Agreement, as amended by this Amendment, continues in full force and effect.

  IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

                                          IDENTIX INCORPORATED

                                               /s/ Randall C. Fowler
                                          By: _________________________________

                                          Title: Chairman, President CEO

                                          ID ACQUISITION CORP.

                                               /s/ Randall C. Fowler
                                          By: _________________________________

                                          Title: President

                                          IDT HOLDINGS, INC.

                                               /s/ Oscar R. Pieper
                                          By: _________________________________

                                          Title: President

                               AMENDMENT NO. 3 TO
                AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

  This Amendment No. 3 ("Amendment") is entered into as of March 16, 1999 by and among Identix Incorporated, a Delaware corporation, IDT Holdings, Inc, a Delaware corporation, and ID Acquisition Corp., a Delaware corporation, and amends the Agreement and Plan of Reorganization and Merger, dated November 14, 1998 and amended on December 11, 1998 and February 3, 1999, by and among the parties hereto (the "Agreement"). Capitalized terms used herein without definition shall have the meanings given to them in the Agreement.

                                   BACKGROUND

  On March 16, 1999, Identix agreed to extend the expiration date of a standby letter of credit facility previously issued by Identix to Identicator Technology, Inc., a wholly-owned subsidiary of IDT. The standby letter of credit was issued to enable Identicator Technology, Inc. to obtain additional financing to continue to fund its operations pending the consummation of the Merger. In consideration for the extension of the standby letter of credit, IDT is now willing to extend the duration of resale restrictions applicable to certain Identix Shares issuable in the Merger.

                                   AGREEMENT

  THE PARTIES HEREBY AGREE AS FOLLOWS:

  1. Section 2.5.2. A new sentence is added to the end of Section 2.5.2 which provides as follows: "The agreements referenced in this Section 2.5.2 shall provide that upon the expiration of the Escrow Agreement, the shares underlying the portion of Company Options released from escrow may not be sold, transferred, pledged or otherwise assigned by the holders thereof until 15 months have elapsed from the Effective Time, other than by will or pursuant to the laws of descent and distribution."

  2. Section 2.5.3. A new Section 2.5.3 is added after Section 2.5.2 which provides as follows:

    "2.5.3 The shares of Identix Common released to the Holders upon the termination of the Escrow Agreement may not be sold, transferred, pledged or otherwise assigned by the holders thereof until 15 months have elapsed from the Effective Time, other than by will or pursuant to the laws of descent and distribution. Certificates representing such shares shall bear the legend set forth in Section 2.10."

  3. Section 2.10. Section 2.10 is amended by deleting "prior to the first anniversary of" in the second sentence thereof and inserting in its place "until fifteen months have expired from." Section 2.10 is further amended by deleting "[insert date of first anniversary of the Effective Time]" in the fifth sentence thereof and inserting in its place "[insert date fifteen months from the Effective Time]".

  4. Exhibit C. Section 4.1 of the form of Escrow Agreement attached as Exhibit C to the Agreement is hereby amended by adding a sentence at the end thereof that provides: "The certificates representing the distributed Escrow Fund shall be legended in accordance with the terms of Sections 2.5.3 and 2.10 of the Agreement."

  5. Sections 11.2 and 11.3. The references to "April 30, 1999" in Sections
11.2 and 11.3 of the Agreement are hereby amended to read "May 11, 1999."

  6. Continuing Effect. The parties hereby acknowledge and agree that the Agreement, as amended by this Amendment, continues in full force and effect.

  IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

                                          IDENTIX INCORPORATED

                                          By:  /s/ James P. Scullion
                                            -----------------------------------

                                          Title: Executive Vice President
                                              ---------------------------------

                                          ID ACQUISITION CORP.

                                          By:  /s/ James P. Scullion
                                            -----------------------------------

                                          Title: Vice President
                                              ---------------------------------

                                          IDT HOLDINGS, INC.

                                          By:  /s/ Oscar R. Pieper
                                            -----------------------------------

                                          Title: President
                                              ---------------------------------

ACKNOWLEDGEMENT

The Stockholders party to the Stockholder Voting and Proxy Agreement (the
"Voting Agreement"), dated November 14, 1998, by and among Identix, ID
Acquisition Corp. and such Stockholders, hereby acknowledge and confirm that the covenants and proxies made by them in the Voting Agreement remain in full force and effect after giving affect to the amendments in the Agreement made by the foregoing Amendment.

/s/ Harry F. Camp                         /s/ Oscar Pieper
-------------------------------------     -------------------------------------
Harry F. Camp                             Oscar Pieper

/s/ Yuri Khidekel                         /s/ Yury Shapiro
-------------------------------------     -------------------------------------
Yuri Khidekel                             Yury Shapiro

International Technology Concepts, Inc.

By: /s/ Yuri Khidekel
-------------------------------------
Title: Vice President of R & D
-------------------------------------

                                                                      APPENDIX B

                     STOCKHOLDER VOTING AND PROXY AGREEMENT

   STOCKHOLDER VOTING AND PROXY AGREEMENT, dated as of November 14, 1998, (this "Agreement") among Identix Incorporated, a California corporation ("Parent"), ID Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and each other person and entity listed on the signature pages hereof (each, a "Stockholder").

                                   BACKGROUND

   A. As of the date hereof, each Stockholder owns of record the number of shares of common stock (the "Common Stock"), of IDT Holdings, Inc., a Delaware corporation (the "Company"), set forth opposite such Stockholder's name on Exhibit A hereto (all such shares, together with all shares of Common Stock of the Company which are hereafter acquired by the Stockholders, being referred to herein as the "Shares").

   B. Parent, Sub and the Company have entered into an Agreement and Plan of Reorganization and Merger dated as of the date hereof (the "Merger Agreement"), which provides, upon the terms and subject to the conditions set forth therein, for the merger of Sub with and into the Company (the "Merger"); and

   C. As a condition to the willingness of Parent and Sub to enter into the Merger Agreement and in furtherance of the acquisition of the Company by Parent, Parent and Sub have required that the Stockholders agree, and in order to induce Parent and Sub to enter into the Merger Agreement, each Stockholder has agreed, severally and not jointly, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I
                         TRANSFER AND VOTING OF SHARES

   Section 1.1. Voting Agreement. Each Stockholder hereby agrees that from the date hereof to the earlier to occur of the termination of the Merger Agreement or the effective date of the Merger (in either case, the "Termination Date"), at any meeting of the Stockholders of the Company, however called, and in any action by consent of the Stockholders of the Company, such Stockholder shall vote the Shares; (A) in favor of the Merger, the Merger Agreement (as amended from time to time, provided that any amendment that could have a material adverse effect on a Stockholder must be approved by the Stockholder in order for this Agreement to continue to bind the Stockholder) and the transactions contemplated by the Merger Agreement and (B) against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between the Company and any person or entity (other than Parent or Sub) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Merger Agreement not being fulfilled.

   Section 1.2. No Disposition or Encumbrance of Shares and Options. Each Stockholder hereby covenants and agrees that, from the date hereof to the Termination Date, it shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any pledge, lien, security interest, mortgage, charge, claim, option, proxy, voting restriction, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind on the Shares or options to acquire Company Common Stock owned by such Stockholder, unless such disposition or encumbrance (a) is either (i) made subject to the written assumption of Stockholder's obligations hereunder, or (ii) specifically required by court order or by operation of law, and (b) does not detrimentally effect the ability of Identix to carry out the purpose of this Agreement.

   Section 1.3. Voting of Shares; Further Assurances.

   (a) Each Stockholder, by this Agreement, with respect to its Shares, does hereby constitute and appoint Sub and Parent, or any nominee of Sub and Parent, with full power of substitution, from the date hereof to the Termination Date, as its true and lawful attorney and proxy (its "Proxy"), for and in its name, place and stead, to vote each of such Shares as its Proxy, at every annual, special or adjourned meeting of the Stockholders of the Company, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require: (i) in favor of the Merger, the Merger Agreement (as amended from time to time, provided that any amendment that could have a material adverse effect on a Stockholder must be approved by the Stockholder in order for this Agreement to continue to bind the Stockholder) and the transactions contemplated by the Merger Agreement; and (ii) against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between the Company and any person or entity (other than Parent or Sub) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Merger Agreement not being fulfilled.

   (b) THIS POWER OF ATTORNEY IS IRREVOCABLE, IS GRANTED IN CONSIDERATION OF PARENT AND SUB ENTERING INTO THE MERGER AGREEMENT AND IS COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER.

   (c) This appointment shall revoke all prior attorneys and proxies appointed by any Stockholder at any time with respect to the Shares and no subsequent attorneys or proxies will be appointed by such Stockholder, or be effective, with respect thereto during the term of the Proxy granted pursuant to this
Section 1.3.

   (d) Each Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Sub and Parent the power to carry out and give effect to the provisions of this Agreement.

   Section 1.4. Legends.

   (a) Each Stockholder shall instruct the Company to cause each certificate of any Stockholder evidencing the Shares to bear a legend in the following form:

  THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THE STOCKHOLDER VOTING AND PROXY AGREEMENT DATED AS OF NOVEMBER 6, 1998, AS IT MAY BE AMENDED, AMONG IDENTIX INCORPORATED, ID ACQUISITION CORP. AND THE REGISTERED HOLDER OF THIS CERTIFICATE, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

   (b) In the event that the Shares shall cease to be subject to the restrictions on transfer set forth in this Agreement, the Company shall, upon the written request of the holder thereof, issue to such holder a new certificate evidencing such Shares without the legend required by Section 1.4(a).

                                   ARTICLE II
                           COVENANTS OF STOCKHOLDERS

   Section 2.1 No Solicitation Of Transactions. Each Stockholder covenants and agrees that in its capacity as a Stockholder of the Company it shall not during the term of this Agreement, directly or indirectly, take any action to solicit, initiate, seek, entertain, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any third party regarding a public offering of the Company, any acquisition of the Company, any merger or consolidation with or involving the Company, or any acquisition of any material portion of the stock or assets of the Company, including the grant of any license to any intellectual property of the Company other than licenses in the ordinary course of business related to the sale of the Company's products. The Stockholder will promptly communicate to Parent any solicitation received by it in its capacity as a Stockholder of the Company with respect to any of the foregoing and the terms of such proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it.

   Section 2.2. Negative Covenants. Each Stockholder agrees not to prior to the Termination Date:

   (a) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares or options to acquire Company Common Stock owned by such Stockholder to any person other than Parent or Parent's designee; or

   (b) deposit any Shares into a voting trust or grant a proxy or enter into a voting agreement with respect to any Shares, except for this Agreement.

                                  ARTICLE III
                                 MISCELLANEOUS

   Section 3.1. Notices. All notices or other communications under this Agreement shall be in writing and shall be given by delivery in person, by facsimile, cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

   If to Parent:       Identix Incorporated
                       510 N. Pastoria Ave.
                       Sunnyvale, CA 94086
                       Attn: James P. Scullion and
                       Richard Friedman
                       Facsimile: (408) 739-0178

   with a copy to:     Heller Ehrman White & McAuliffe
                       525 University Avenue
                       Palo Alto, California 94301
                       Attn: SAO File 17506-0001
                       Facsimile: (650) 324-0638

   If to a Stockholder:at the address or facsimile number of such
                       Stockholder set forth on Exhibit A

   with a copy to:     Brobeck, Phleger & Harrison LLP
                       Two Embarcadero Place, 2200 Geng Road
                       Palo Alto, CA 94303
                       Attn: Thomas W. Kellerman
                       Facsimile: (650) 496-2885

(or such other address for a party as shall be specified in a notice given in accordance with this Section 3.1) and shall be deemed to have been given one business day after transmission by facsimile, cable, telegram, telex of other standard form of telecommunications, one business day after deposit with a nationally recognized overnight courier or four days after deposit in the U.S. mail.

   Section 3.2. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

   Section 3.3. Entire Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

   Section 3.4. Assignment, Binding Effect. Except as specifically permitted herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent or Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent (including by operation of law in connection with the reincorporation of Parent in Delaware). Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

   Section 3.5. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware court (without the necessity of posting a bond), this being in addition to any other remedy to which they are entitled at law or in equity.

   Section 3.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflict of laws.

   Section 3.7. Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

   Section 3.8. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

   IN WITNESS WHEREOF, Parent and Sub have caused this Agreement to be executed by its officers thereunto duly authorized and each Stockholder has caused this Agreement to be executed, or duly executed by an authorized signatory, all as of the date first written above.

                                        IDENTIX INCORPORATED

                                        By: /s/ James P. Scullion
                                            ----------------------------------
                                        Title: Executive Vice President
                                             --------------------------------

                                        ID ACQUISITION CORP

                                        By: /s/ James P. Scullion
                                            ----------------------------------
                                        Title: Executive Vice President
                                             ---------------------------------

                                        /s/ Yuri Khidekel
                                        ---------------------------------------
                                        By: Yuri Khidekel

                                        /s/ Yury Shapiro
                                        --------------------------------------
                                        By: Yuri Shapiro

                                        INTERNATIONAL TECHNOLOGY CONCEPTS, INC.

                                        /s/ Yuri Khidekel
                                        ---------------------------------------
                                        By: Yuri Khidekel
                                        Title: Vice President

                                        [Entity Stockholder]

                                        By:
                                          ------------------------------------
                                        Title:
                                            ----------------------------------

                                        /s/ Harry F. Camp
                                        --------------------------------------
                                        [Individual Stockholder]

                                        [Entity Stockholder]

                                        By:
                                          ------------------------------------
                                        Title:
                                            ----------------------------------

                                        /s/ Oscar Pieper
                                        --------------------------------------
                                        [Individual Stockholder]

                                   Exhibit A

                              List of Stockholders

            Name and address             Shares of Common Options to Purchase
             of Stockholder                 Stock Held     Common Stock Held
 --------------------------------------  ---------------- -------------------
Harry F. Camp
1100 Sacramento St. #302
San Francisco, CA 94108                       300,200           255,667
Oscar Pieper
1150 Bayhill Dr. #215
San Bruno, CA 94066                           263,100           299,000
International Technology Concepts, Inc.
11501 Dublin Blvd.
Suite 101
Dublin, CA 94568                            1,358,881
Yuri Khidekel
11501 Dublin Blvd.
Suite 101
Dublin, CA 94568                                                194,650
Yury Shapiro
11501 Dublin Blvd.
Suite 101
Dublin, CA 94568                                                159,292

                                                                      APPENDIX C

                                ESCROW AGREEMENT

   THIS ESCROW AGREEMENT ("Escrow Agreement") is made as of            , 1999
among Identix Incorporated, a Delaware corporation ("Identix"); Harry F. Camp (the "Representative"); and U.S. Bank Trust National Association, Global Escrow Depository Services ("Escrow Holder").

                                   BACKGROUND

   A. Pursuant to an Agreement and Plan of Reorganization and Merger (the
"Agreement") dated as of November   , 1998, among Identix, ID Acquisition Corp,
a Delaware corporation and a wholly-owned subsidiary of Identix ("Acquisition Corp"), and IDT Holding, Inc., a Delaware corporation (the "Company"), Acquisition Corp will be merged with and into the Company and the Company will be the surviving corporation and become a wholly-owned subsidiary of Identix (the "Merger").

   B. This Escrow Agreement is being entered into pursuant to Section 2.5 and
Article X of the Agreement. Execution and delivery of this Escrow Agreement is a condition to the obligations of the parties to the Agreement to consummate the Merger.

   C. As set forth in Section 2.5.1 of the Agreement, by their approval of the Agreement and the Merger, the holders of shares of the common stock of the Company have authorized the Representative to act as the representative of those persons who, immediately prior to the effective time of the Merger, are holders (the "Former Stockholders") of shares of the common stock of the Company (other than holders of "dissenting shares" within the meaning of Section 1300(b) of the California Corporations Code or shares for which appraisal rights have been perfected in accordance with Section 262 of the Delaware General Corporation Law) under this Escrow Agreement with the powers and authority provided herein.

   D. Pursuant to the Agreement, the shares of the common stock of the Company that are outstanding immediately prior to the effective time of the Merger, other than dissenting shares, will be converted into shares of the common stock of Identix.

   E. Section 2.5.1 of the Agreement provides that at the effective time of the Merger, certain of the shares of the common stock of Identix issued in the Merger shall be delivered on behalf of the Former Stockholders to the Escrow Holder in order to secure the indemnification obligations of the Company set forth in Article X of the Agreement.

   THE PARTIES AGREE AS FOLLOWS:

                             ARTICLE I DEFINITIONS

   Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Agreement. In addition, for the purposes of this Escrow Agreement, the following terms shall have the following meanings:

   1.1 Claim Certificate. "Claim Certificate" shall mean a certificate signed by an officer of Identix stating (i) that an Indemnified Person has incurred or reasonably believes it may in the future incur the amount of Damages specified in such Claim Certificate, (ii) in reasonable detail, the facts alleged as the basis for such claim and the section or sections of the Agreement alleged to have been violated, and (iii) the number of Escrowed Shares to which Identix believes the Indemnified Person is entitled with respect to such Damages.

   1.2 Damages. "Damages" shall mean any and all losses, damages, liabilities, claims, judgments, settlements, costs and expenses (including reasonable attorneys' fees) of the type referred to in Article X of the Agreement.

   1.3 Escrow Fund. "Escrow Fund" shall mean the Escrowed Shares then held by the Escrow Holder.

   1.4 Escrowed Share. An "Escrowed Share" shall mean a share of Identix Common delivered to the Escrow Holder by the Exchange Agent on behalf of the Former Stockholders in accordance with Section 2.5 of the Agreement, together with any and all other shares of Identix Common, other securities of Identix or any other issuer, other property or cash received or receivable in respect of such share of Identix Common (other than ordinary cash dividends), including, without limitation, any and all securities, property or cash (other than ordinary cash dividends) to be issued or distributed in connection with any recapitalization, reclassification, split-up, merger, consolidation, exchange, stock dividend, stock split or similar event declared or effected with respect to such share of Identix Common.

   1.5 Indemnified Person. "Indemnified Person" shall mean Identix and any other entity or person who is a beneficiary of the indemnification obligations of the Company contained in Article X of the Agreement.

   1.6 Value. "Value," when used with respect to an Escrowed Share, shall mean the average closing price of the Identix common stock on the American Stock Exchange for a period of 21 trading days commencing on the 10th trading day before the date of this Escrow Agreement and ending on the 10th trading day after the date of this Agreement, as adjusted for stock splits, stock dividends, recapitalizations and the like.

                                   ARTICLE II
                               CREATION OF ESCROW

   2.1 Purpose. This Escrow Agreement is being executed and delivered, and the deposit of the Escrow Fund hereunder is being made, for the purpose of securing the indemnification obligations of the Company and the Former Stockholders set forth in Article X of the Agreement.

   2.2 Creation of Escrow Fund. At or promptly after the Effective Time, the Representative shall instruct the Exchange Agent to deposit with the Escrow Holder certificates representing those shares of Identix Common required to be so deposited under Section 2.5 of the Agreement. Identix and the Former Stockholders agree that any other securities, property or cash which thereafter are to become part of the Escrow Fund as provided in Section 1.4 of this Escrow

Agreement, shall be promptly deposited with the Escrow Holder upon receipt by or on behalf of the Former Stockholders, and receipt by the Escrow Holder on behalf of the Former Stockholders shall be deemed receipt by the Former Stockholders. Certificates representing securities deposited in the Escrow Fund shall be accompanied by separate stock powers endorsed in blank by the Representative on behalf of the Former Stockholders.

   2.3 Voting Rights. The Former Stockholders shall retain their voting rights with respect to securities held by the Escrow Holder unless and until such securities are delivered by the Escrow Holder to Identix in accordance with this Agreement.

   2.4 Ordinary Cash Dividends. If Identix pays an ordinary cash dividend on the Identix Common during the term hereof, such dividends payable shall be paid by Identix directly to the Former Stockholders and not included in the Escrow Fund.

   2.5 Income Tax Treatment. For income tax purposes, Identix and the Former Stockholders shall treat the Escrowed Shares as if they had been constructively received by the Former Stockholders and then placed into the Escrow Fund by the Former Stockholders.

                                  ARTICLE III
                                     CLAIMS

   3.1 Payment After Delivery of Claim Certificate. If Identix gives the Escrow Holder and the Representative a Claim Certificate, then, as soon as practicable but not earlier than 45 days after the giving of such Claim Certificate, the Escrow Holder, subject to the requirements of Section 3.2 hereof, shall deliver to Identix, from the Escrow Fund, on behalf of the Indemnified Person that number of Escrowed Shares having a Value (to the extent the Escrow Fund is sufficient for such purpose) equal to the Damages specified in such Claim Certificate.

   3.2 Disputes Respecting Claims. Unless, within 45 days after the giving of any Claim Certificate by Identix, Identix and the Escrow Holder receive a written notice from the Representative stating that the Representative questions the accuracy of a matter asserted in such Claim Certificate, such Claim Certificate shall constitute full authority to the Escrow Holder to take the action provided for in Section 3.1 and shall be conclusive and binding on all parties hereto and on the Former Stockholders. If, however, the Representative timely gives such a notice, the Escrow Holder shall not make any distribution to Identix of that portion of the Escrow Fund which the Representative asserts in his notice should not be so distributed until (i) the Escrow Holder receives the written consent of the Representative and Identix to such distribution or (ii) there is a final decision of a court of competent jurisdiction in an action between Identix and the Representative with respect to the disputed amount. For this purpose, a final decision shall mean the final judgment of any court of competent jurisdiction from which no appeal is then allowed or a final decision of an arbitrator under an arrangement providing for no appeal of such decision. The reasonable expenses, including attorneys' fees, of all of the parties to any such lawsuit or proceeding shall be reasonably apportioned among them, taking into consideration the outcome of the lawsuit or proceeding and the reasonableness of the conduct of each such party in connection with the dispute over the disposition of that portion of the Escrow Fund which was in controversy, in light of the facts known to such party at the time such party engaged in such conduct. Any and all amounts payable to Identix or any other Indemnified Person pursuant to the preceding sentence shall be paid out of the Escrow Fund as though it were an item of Damages.

   3.3 Notice and Defense of Third Party Claims. No later than 15 days after receipt by Identix of a written notice of any action, suit, audit or proceeding commenced against Identix or the Company which might be a basis for indemnification under Article X of the Agreement, Identix will give the Representative written notice thereof and will afford them an opportunity to defend such action, suit, audit or proceeding on behalf of the Former Stockholders, at the expense of the Representative or the Former Stockholders, provided that Identix may participate in the control of such defense. No Indemnified Person shall settle claims subject to this Escrow Agreement without the prior written consent of the Representative, which consent will not be unreasonably withheld.

                                   ARTICLE IV
                          DISTRIBUTION OF ESCROW FUND

   4.1 Distribution of Undisputed Amounts. Subject to Section 4.2 hereof, on the date one year after the date of this Escrow Agreement (the "Escrow Termination Date") the Escrow Holder shall promptly distribute the entire remaining Escrow Fund to the Representative for the benefit of the Former Stockholders, or to the Former Stockholders if and as the Representative shall direct, pro rata according to the number of shares of Company Common held by the Former Stockholders at the Effective Time.


   4.2 Distribution of Disputed Amounts. Notwithstanding the provisions of
Section 4.1 hereof, if, prior to the Escrow Termination Date, Identix shall have given a Claim Certificate to the Representative and the Escrow Holder and a dispute, in accordance with Section 3.2 hereof, respecting that Claim Certificate or the subject matter of such Claim Certificate has not yet been resolved in accordance with Section 3.2, then the Escrow Holder shall continue to hold that portion of the Escrow Fund which is the subject of such dispute. Any portion of the Escrow Fund so withheld shall continue to be held by the Escrow Holder until it receives authorization to distribute the portion of the Escrow Fund so withheld in accordance with the second sentence of Section 3.2.

   4.3 Dispute Resolution. It is the intention of the parties that if a dispute arises with respect to a Claim Certificate issued by Identix, that such dispute be resolved in an expeditious manner. Accordingly, within 10 days of the issuance by the Representative of a notice disputing a Claim Certificate, the Representative and an executive officer of Identix shall meet to resolve the dispute and shall use their good faith efforts to resolve the dispute over the next 20 days. If no resolution is reached after such 20-day period, either party may immediately request arbitration of such dispute. The parties shall negotiate in good faith to agree on an expedited binding arbitration procedure to resolve such dispute. If the parties in 15 days cannot agree in writing to such a procedure, either party may cause the dispute to immediately go into binding arbitration before one arbitrator who is a lawyer knowledgeable and experienced with respect to the issues being arbitrated in accordance with the commercial arbitration rules of the American Arbitration Association in San Francisco County, San Mateo County or Santa Clara County, California. The costs of the arbitrator and the arbitration proceeding (other than attorney's fees) shall be apportioned among the parties inversely in accordance with the percentage of the amount claimed in the Claim Certificate that is actually awarded to Identix by the arbitrator. Notwithstanding the foregoing provisions, if a Claim Certificate is issued by Identix with respect to an ongoing action, suit, audit or proceeding commenced against Identix or the Company, then the dispute resolution mechanism set forth in this Section 4.3 shall not commence until the final adjudication or settlement of such action, suit, audit or proceeding.

                                   ARTICLE V
                                 ESCROW HOLDER

   The "General Provisions Regarding Corporate Escrow Agreements" attached hereto as Exhibit A are incorporated herein by reference.

                                   ARTICLE VI
                                 REPRESENTATIVE

   6.1 Action by Representative. The Representative shall have full power and authority to represent all Former Stockholders with respect to all matters arising under this Escrow Agreement and with respect to the obligations set forth in Article X of the Agreement. All action taken by the Representative hereunder shall be binding upon the Former Stockholders as if expressly confirmed and ratified in writing by each of them. Without limiting the generality of the foregoing, the Representative shall have full power and authority on behalf of all of the Former Stockholders to interpret all the terms and provisions of this Escrow Agreement, to give all approvals and take any other actions with respect to the Former Stockholders in connection with the subject matter of this Agreement and to consent to any amendment hereof. All action to be taken by the Representative shall be conclusive and binding upon all of the Former Stockholders. Identix may deal solely with and rely solely upon the Representative as the representative of all the Former Stockholders.

   6.2 Successor Representative. In case of the resignation, death or inability to act of the Representative, a successor or successors shall be named by a majority in interest of the Former Stockholders or if any such vacancy shall not be filled within 25 business days, by the Escrow Holder. Each such successor Representative shall have all of the power, authority, rights and privileges hereby conferred upon an original Representative, and the term "Representative" as used herein shall be deemed to include each such successor Representative.

   6.3 Limitation of Liability. The Representative shall incur no liability to the Former Stockholders except by reason of his willful misconduct or gross negligence.

   6.4 Posting Bond; Compensation. The Representative shall not be required to post a bond for the performance of services hereunder and shall receive no compensation for the performance of services, other than the reimbursement for out-of-pocket expenses, attorneys fees and any costs of arbitration borne by the Company hereunder which it may recover from the Escrow Fund (i) in an amount up to $100,000 at any time prior to the satisfaction of any claims made by Identix hereunder, and (ii) in any remaining amount upon the termination of this Escrow Agreement after satisfaction of any claims made by Identix hereunder.

                                  ARTICLE VII
                                 MISCELLANEOUS

   7.1 Notices. Except as expressly provided in this Escrow Agreement, all notices (including any Claim Certificate) given in connection with this Escrow Agreement shall be deemed to have been duly given on the date of delivery if personally delivered, one business day after deposit with a nationally recognized overnight courier or three days after mailing if mailed by certified or registered mail, return receipt requested, addressed as follows:

   If to Identix:

           Identix Incorporated
           510 N. Pastoria Ave.
           Sunnyvale, California 94086
           Attention: President and General Counsel

   With a copy to:

           Heller Ehrman White & McAuliffe
           525 University Avenue
           Palo Alto, California 94301
           Attention: SAO File 17506-0001

   If to the Representative:

           Harry F. Camp
           1100 Sacramento Street, #302
           San Francisco, CA 94108

   With a copy to:

           Brobeck, Phleger & Harrison LLP
           Two Embarcadero Place, 2200 Geng Road
           Palo Alto, CA 94303
           Attention: Thomas W. Kellerman

   If to the Escrow Holder:

           U.S. Bank Trust National Association
           Global Escrow Depository Services #SANF0527
           One California Street, 4th Floor
           San Francisco, CA 94111
           Attn: Cora Murphy

Such addresses may be changed from time to time by means of a notice given in the manner provided in this Section 7.1.

   7.2 Successors and Assigns. Neither the Escrow Holder nor the Representative may assign, by operation of law or otherwise, all or any portion of its or their rights, obligations or liabilities under this Escrow Agreement without the prior written consent of Identix, which consent may be withheld in the absolute discretion of Identix. The foregoing sentence is not intended to limit the right of the Former Stockholders to appoint a successor Representative pursuant to Section 6.2. Any attempted assignment in violation of this Section 7.2 shall be voidable. This Escrow Agreement and all action taken hereunder in accordance with its terms shall be binding upon and inure to the benefit of Identix and the other Indemnified Persons and their respective successors, assigns, heirs, executors, administrators and legal representatives, the Former Stockholders and their respective successors, assigns, heirs, executors, administrators and legal representatives, the Escrow Holder and its successors and the Representative and their successors, assigns, heirs, executors, administrators and legal representatives.

   7.3 Headings. The headings contained in this Escrow Agreement are intended principally for convenience and shall not, by themselves, determine the rights of the parties to this Escrow Agreement.

   7.4 Waiver. Waiver of any term or condition of this Escrow Agreement by any party shall not be construed as a waiver of a subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Escrow Agreement.

   7.5 Governing Law. This Escrow Agreement shall be governed by, and construed in accordance with, the laws of the State of California as applied to agreements entered into and entirely to be performed within the state.

   IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be signed the day and year first above written.

IDENTIX:                                Identix Incorporated

                                        By:
                                           -----------------------------------

                                        Title:
                                            ----------------------------------

REPRESENTATIVE:

                                        ---------------------------------------
                                        Harry F. Camp

ESCROW HOLDER:

                                        U.S. Bank Trust National Association
                                        Global Escrow Depository Services

                                        By:
                                           -----------------------------------

                                        Title:
                                            ----------------------------------

                                                                      APPENDIX D

               DELAWARE GENERAL CORPORATION CODE APPRAISAL RIGHTS

SECTION 262 APPRAISAL RIGHTS

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

      (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

      (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

         a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

         b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

         c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

         d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. b. and c. of this paragraph.

      (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

      (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2) If the merger or consolidation was approved pursuant to (S)228 or
(S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholder's of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholder's. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 120 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX E

                                   CHAPTER 13
                     GENERAL CORPORATION LAW OF CALIFORNIA
                               DISSENTERS' RIGHTS

SECTION 1300. RIGHT TO REQUIRE PURCHASE; "DISSENTING SHARES" AND
"DISSENTING SHAREHOLDER" DEFINED.

   (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of such corporation entitled to vote on the transaction, and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

  (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

     (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
  (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

     (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
  (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
  (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

     (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

     (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

   (c) As used in this chapter, "dissenting shareholder" means the record holder of dissenting shares and includes a transferee of record.

SECTION 1301. DEMAND FOR PURCHASE.

   (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision
(b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

   (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

   (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302. ENDORSEMENT OF SHARES.

   Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303. AGREED PRICE; TIME FOR PAYMENT.

   (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

   (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304. DISSENTER'S ACTION TO ENFORCE PAYMENT.

   (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within 6 months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

   (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

   (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305. APPRAISER'S REPORT--PAYMENT--COSTS.

   (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

   (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

   (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

   (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

   (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300,1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

SECTION 1306. DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

   To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SECTION 1307. DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

   Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

   Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

   Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

   (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

   (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

   (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

   (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SECTION 1310. SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

   If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

SECTION 1311. EXEMPT SHARES.

   This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SECTION 1312. ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

   (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof, but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

   (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-for merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

   (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

SUPPLEMENTAL NOTICE TO INTERNATIONAL TECHNOLOGY CONCEPTS, INC.:

   As noted in the prospectus of which this Supplement is a part, neither Heller Ehrman White & McAuliffe (Identix's tax counsel) nor Brobeck, Phleger & Harrison LLP (Identicator Technology's tax counsel) has rendered or will render an opinion with respect to the tax consequences to IDT or the IDT stockholders of transactions previously engaged in by IDT or Identicator Technology. The effect of transactions previously engaged in by IDT or Identicator Technology is of special importance to International Technology Concepts, Inc. ("IT Concepts") and its stockholders. Because IT Concepts transferred assets to IDT, the tax treatment of IT Concepts could be different from the treatment of the other IDT stockholders. IT Concepts should therefore seek its own tax counsel as to this separate issue.